Key metrics
	in / end of			% change		in / end of		% change
	2Q22	1Q22	2Q21	QoQ	YoY	6M22	6M21	YoY
Credit Suisse (CHF million)
Net revenues	3,645	4,412	5,103	(17)	(29)	8,057	12,677	(36)
Provision for credit losses	64	(110)	(25)	–	–	(46)	4,369	–
Total operating expenses	4,754	4,950	4,315	(4)	10	9,704	8,252	18
Income/(loss) before taxes	(1,173)	(428)	813	174	–	(1,601)	56	–
Net income/(loss) attributable to shareholders	(1,593)	(273)	253	484	–	(1,866)	1	–
Cost/income ratio (%)	130.4	112.2	84.6	–	–	120.4	65.1	–
Effective tax rate (%)	(35.7)	35.3	69.6	–	–	(16.7)	71.4	–
Basic earnings/(loss) per share (CHF)	(0.60)	(0.10)	0.10	500	–	(0.71)	0.00	–
Diluted earnings/(loss) per share (CHF)	(0.60)	(0.10)	0.10	500	–	(0.71)	0.00	–
Return on equity (%)	(13.9)	(2.4)	2.3	–	–	(8.2)	0.0	–
Return on tangible equity (%)	(15.0)	(2.6)	2.6	–	–	(8.9)	0.0	–
Assets under management and net new assets (CHF billion)
Assets under management	1,453.9	1,554.9	1,632.0	(6.5)	(10.9)	1,453.9	1,632.0	(10.9)
Net new assets	(7.7)	7.9	(4.7)	–	63.8	0.2	23.7	(99.2)
Balance sheet statistics (CHF million)
Total assets	727,365	739,554	810,952	(2)	(10)	727,365	810,952	(10)
Net loans	285,573	287,682	299,844	(1)	(5)	285,573	299,844	(5)
Total shareholders' equity	45,842	44,442	43,580	3	5	45,842	43,580	5
Tangible shareholders' equity	42,528	41,204	38,747	3	10	42,528	38,747	10
Basel III regulatory capital and leverage statistics (%)
CET1 ratio	13.5	13.8	13.7	–	–	13.5	13.7	–
CET1 leverage ratio	4.3	4.3	4.2	–	–	4.3	4.2	–
Tier 1 leverage ratio	6.1	6.1	5.9	–	–	6.1	5.9	–
Share information
Shares outstanding (million)	2,610.8	2,556.1	2,411.3	2	8	2,610.8	2,411.3	8
of which common shares issued	2,650.7	2,650.7	2,650.7	0	0	2,650.7	2,650.7	0
of which treasury shares	(39.9)	(94.6)	(239.4)	(58)	(83)	(39.9)	(239.4)	(83)
Book value per share (CHF)	17.56	17.39	18.07	1	(3)	17.56	18.07	(3)
Tangible book value per share (CHF)	16.29	16.12	16.07	1	1	16.29	16.07	1
Market capitalization (CHF million)	14,231	19,272	25,448	(26)	(44)	14,231	25,448	(44)
Number of employees (full-time equivalents)
Number of employees	51,410	51,030	49,530	1	4	51,410	49,530	4
See relevant tables and related narratives for additional information on these metrics.

Financial Report 2Q22
Financial Report 2Q22
Credit Suisse at a glance
I – Credit Suisse results
Operating environment
Credit Suisse
Wealth Management
Investment Bank
Swiss Bank
Asset Management
Corporate Center
Assets under management
II – Treasury, risk, balance sheet and off-balance sheet
Liquidity and funding management
Capital management
Risk management
Balance sheet and off-balance sheet
III – Condensed consolidated financial statements – unaudited
Report of Independent Registered Public Accounting Firm
Condensed consolidated financial statements – unaudited
Notes to the condensed consolidated financial statements – unaudited
List of abbreviations
Investor information
Financial calendar and contacts
Cautionary statement regarding forward-looking information
For purposes of this report, unless the context otherwise requires, the terms “Credit Suisse Group, “Credit Suisse,” the “Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries. The business of Credit Suisse AG, the direct bank subsidiary of the Group, is substantially similar to the Group, and we use these terms to refer to both when the subject is the same or substantially similar. We use the term the “Bank” when we are only referring to Credit Suisse AG and its consolidated subsidiaries. We use the term the “Bank parent company” when we are referring only to the standalone parent entity Credit Suisse AG. Abbreviations are explained in the List of abbreviations in the back of this report. Publications referenced in this report, whether via website links or otherwise, are not incorporated into this report. In various tables, use of “–” indicates not meaningful or not applicable.

Credit Suisse at a glance
Credit Suisse
Our strategy builds on Credit Suisse’s core strengths: its position as a global leader in Wealth Management, a global Investment Bank focused on advice and solutions, a leading universal bank in Switzerland and multi-specialist Asset Manager. We seek to follow a balanced approach with our wealth management activities, aiming to capitalize on both the large pool of wealth within mature markets as well as the significant growth in wealth in Asia Pacific and other emerging markets. Founded in 1856, we today have a global reach with operations in about 40 countries and 51,410 employees from over 150 different nations. Our broad footprint can help us to generate a more geographically balanced stream of revenues and net new assets and allows us to capture growth opportunities around the world. We serve our clients through four divisions – Wealth Management, Investment Bank, Swiss Bank and Asset Management – and four geographic regions – Switzerland, Europe, Middle East and Africa (EMEA), Asia Pacific and Americas.
Wealth Management
The Wealth Management division offers comprehensive wealth management and investment solutions and tailored financing and advisory services to ultra-high-net-worth (UHNW) and high-net-worth (HNW) individuals and external asset managers. Our wealth management business is among the industry’s leaders in our target markets. We serve our clients along a client-centric and needs-based delivery model, utilizing the broad spectrum of Credit Suisse’s global capabilities, including those offered by the Investment Bank and Asset Management. We serve our clients through coverage areas addressing the geographies of Switzerland, EMEA, Asia Pacific and Latin America.
Investment Bank
The Investment Bank division offers a broad range of financial products and services focused on client-driven businesses and also supports Credit Suisse’s Wealth Management division and its clients. Our suite of products and services includes global securities sales, trading and execution, capital raising and advisory services. Our clients include financial institutions, corporations, governments, sovereigns, UHNW and institutional investors, such as pension funds and hedge funds, financial sponsors and private individuals around the world. We deliver our investment banking capabilities globally through regional and local teams based in both major developed and emerging market centers. Our integrated business model enables us to deliver high value, customized solutions that leverage the expertise offered across Credit Suisse and that help our clients unlock capital and value in order to achieve their strategic goals.
Swiss Bank
The Swiss Bank division offers comprehensive advice and a wide range of financial solutions to private, corporate and institutional clients primarily domiciled in our home market of Switzerland. Our private clients business has a leading franchise in Switzerland, including HNW, affluent, retail and small business clients. In addition, we provide consumer finance services through our subsidiary BANK-now and the leading credit card brands through our investment in Swisscard AECS GmbH. Our corporate and institutional clients business serves large corporate clients, small and medium-sized enterprises (SMEs), institutional clients, financial institutions and commodity traders.
Asset Management
The Asset Management division offers investment solutions and services globally to a broad range of clients, including pension funds, governments, foundations and endowments, corporations and individuals, with a strong presence in our Swiss home market. Backed by the Group’s global presence, Asset Management offers active and passive solutions in traditional investments as well as alternative investments. We apply environmental, social and governance (ESG) criteria at various points in the investment process with an active sustainability offering, which invests in line with the Credit Suisse Sustainable Investment Framework, and passive ESG index and exchange traded funds.

I – Credit Suisse results
Operating environment
Credit Suisse
Wealth Management
Investment Bank
Swiss Bank
Asset Management
Corporate Center
Assets under management

Operating environment
In 2Q22, high global inflation prompted central banks to continue raising interest rates. Global equity markets were significantly lower, and volatility increased. Government bond yields continued to increase, and credit spreads widened sharply. The US dollar was strong against other major currencies in 2Q22.
Economic environment
In 2Q22, global growth slowed. In the US, economic activity and business sentiment declined. In China, new waves of COVID-19 prompted mobility restrictions due to ongoing lockdowns, which disrupted economic activity across the country. Chinese authorities began to take steps to loosen restrictions in order to ease supply chain and economic activity disruptions in the future. Elevated energy prices continued to drive inflation higher, creating pressure on household and business spending globally. In particular, natural gas prices in Europe increased sharply at the end of the quarter as geopolitical tensions reduced the flow of gas from Russia.
The breadth and pace of global central banks tightening monetary policies increased in 2Q22. The US Federal Reserve (Fed) increased its policy rate by 125 basis points, started to reduce the size of its balance sheet and signaled that more rate increases were likely in the coming quarters. The Bank of England (BoE) and the Swiss National Bank (SNB) increased policy rates by 50 basis points. The European Central Bank (ECB) increased policy rates by 50 basis points in July 2022 but continued its asset purchase program. The Bank of Japan (BoJ) kept policy rates unchanged and continued asset purchases.
Global equities declined by 14% in 2Q22, driven by tightening of monetary policies, higher than expected inflation, geopolitical tensions and fears of a recession. All major developed equity markets reported negative returns for the quarter. US equities decreased by 17%, underperforming the eurozone which decreased 10%, and Swiss equities which declined by 11% in 2Q22. Emerging market equities decreased by 8%. Within emerging markets, Asia declined 6% and was the best performing region in 2Q22, mainly driven by the performance of China, which was one of the few equity markets with a positive performance. Latin America was the weakest performing region, down 16%, mainly driven by Brazil’s performance. Energy was the best performing sector, but still declined 2%. Defensive sectors like consumer staples, utilities and healthcare outperformed global equities. Consumer discretionary and information technology were the weakest performing sectors as yields increased. World bank stocks declined 13% in 2Q22 but outperformed global equities. European bank stocks decreased 4% in 2Q22, outperforming world banks and global equities (refer to the charts under “Equity markets”). The Chicago Board Options Exchange Market Volatility Index (VIX) increased during the quarter. The Credit Suisse Hedge Fund Index decreased 2% in 2Q22.

In fixed income, the 2-year and 10-year US treasuries inverted again at the beginning of June and stayed relatively flat for the rest of the quarter. Credit spreads sharply increased (refer to “Yield curves” and “Credit spreads” for further information). Investment grade and high yield bonds continued to deliver a negative return in 2Q22. Emerging market sovereign bonds performed worse than investment grade and high yield bonds due to ongoing geopolitical tensions.
Foreign exchange market volatility increased further in 2Q22. This was a consequence of major central banks tightening their monetary policies in response to the global surge in inflation. The US dollar increased against other major currencies. The euro and British pound decreased 5% and 7%, respectively, against the US dollar in 2Q22. The Japanese yen decreased against most of the other major currencies as the BoJ remained the only major central bank still actively trying to exert pressure to lower domestic yields. While the Swiss franc also depreciated against the US dollar, it appreciated 2% against the euro following the SNB’s decision to increase policy rates in June.
Commodity prices, measured by the Credit Suisse Commodity Benchmark, continued rising in the beginning of 2Q22 before pulling back in June and ended the quarter relatively flat. Energy prices increased as oil and natural gas prices rose further amid low inventories and continued efforts to reconfigure global trade. Agriculture prices decreased as supportive crop conditions in the eurozone and the United States helped ease the pressure of low inventories. Industrial metals prices declined, especially the more cyclical sub-markets like copper, as Chinese mobility restrictions weighed on industrial activity. Precious metals ended lower in 2Q22, despite geopolitical tensions. US dollar strength and tightening central bank policies, including rising US real yields, had a negative impact on gold prices.

Credit Suisse
In 2Q22, we recorded a net loss attributable to shareholders of CHF 1,593 million. Return on equity and return on tangible equity were (13.9)% and (15.0)%, respectively. As of the end of 2Q22, our CET1 ratio was 13.5%.
Results
	in / end of			% change		in / end of		% change
	2Q22	1Q22	2Q21	QoQ	YoY	6M22	6M21	YoY
Statements of operations (CHF million)
Net interest income	1,195	1,459	1,416	(18)	(16)	2,654	3,070	(14)
Commissions and fees	2,230	2,601	3,158	(14)	(29)	4,831	6,895	(30)
Trading revenues [1]	41	(36)	153	–	(73)	5	1,964	(100)
Other revenues	179	388	376	(54)	(52)	567	748	(24)
Net revenues	3,645	4,412	5,103	(17)	(29)	8,057	12,677	(36)
Provision for credit losses	64	(110)	(25)	–	–	(46)	4,369	–
Compensation and benefits	2,392	2,458	2,356	(3)	2	4,850	4,563	6
General and administrative expenses	2,005	2,148	1,589	(7)	26	4,153	2,965	40
Commission expenses	254	298	325	(15)	(22)	552	654	(16)
Goodwill impairment	23	0	0	–	–	23	0	–
Restructuring expenses	80	46	45	74	78	126	70	80
Total other operating expenses	2,362	2,492	1,959	(5)	21	4,854	3,689	32
Total operating expenses	4,754	4,950	4,315	(4)	10	9,704	8,252	18
Income/(loss) before taxes	(1,173)	(428)	813	174	–	(1,601)	56	–
Income tax expense/(benefit)	419	(151)	566	–	(26)	268	40	–
Net income/(loss)	(1,592)	(277)	247	475	–	(1,869)	16	–
Net income/(loss) attributable to noncontrolling interests	1	(4)	(6)	–	–	(3)	15	–
Net income/(loss) attributable to shareholders	(1,593)	(273)	253	484	–	(1,866)	1	–
Economic profit (CHF million)	(1,907)	(1,326)	(328)	44	481	(3,233)	(1,851)	75
Statement of operations metrics
Cost/income ratio (%)	130.4	112.2	84.6	–	–	120.4	65.1	–
Effective tax rate (%)	(35.7)	35.3	69.6	–	–	(16.7)	71.4	–
Earnings per share (CHF)
Basic earnings/(loss) per share	(0.60)	(0.10)	0.10	500	–	(0.71)	0.00	–
Diluted earnings/(loss) per share	(0.60)	(0.10)	0.10	500	–	(0.71)	0.00	–
Return on equity (%, annualized)
Return on equity	(13.9)	(2.4)	2.3	–	–	(8.2)	0.0	–
Return on tangible equity	(15.0)	(2.6)	2.6	–	–	(8.9)	0.0	–
Book value per share (CHF)
Book value per share	17.56	17.39	18.07	1	(3)	17.56	18.07	(3)
Tangible book value per share	16.29	16.12	16.07	1	1	16.29	16.07	1
Balance sheet statistics (CHF million)
Total assets	727,365	739,554	810,952	(2)	(10)	727,365	810,952	(10)
Risk-weighted assets	274,442	273,043	283,611	1	(3)	274,442	283,611	(3)
Leverage exposure	862,737	878,023	931,041	(2)	(7)	862,737	931,041	(7)
Number of employees (full-time equivalents)
Number of employees	51,410	51,030	49,530	1	4	51,410	49,530	4
1 Represent revenues on a product basis which are not representative of business results within our business segments as segment results utilize financial instruments across various product types.

Results summary
2Q22 results
In 2Q22, Credit Suisse reported a net loss attributable to shareholders of CHF 1,593 million compared to net income attributable to shareholders of CHF 253 million in 2Q21 and a net loss attributable to shareholders of CHF 273 million in 1Q22. In 2Q22, Credit Suisse reported a loss before taxes of CHF 1,173 million, compared to income before taxes of CHF 813 million in 2Q21 and a loss before taxes of CHF 428 million in 1Q22. Adjusted loss before taxes in 2Q22 was CHF 442 million compared to adjusted income before taxes of CHF 1,313 million in 2Q21 and CHF 300 million in 1Q22.
Results details
Net revenues
In 2Q22, we reported net revenues of CHF 3,645 million, which decreased 29% compared to 2Q21, primarily reflecting lower net revenues in the Investment Bank, Wealth Management and Asset Management. The decrease in the Investment Bank was driven by significantly reduced capital markets revenues, including mark-to-market losses in leveraged finance, and lower fixed income sales and trading revenues, partially offset by increased equity sales and trading revenues as 2Q21 included a loss of CHF 493 million related to Archegos Capital Management (Archegos) in prime services. The decrease in Wealth Management reflected lower other revenues, including a loss on the equity investment in Allfunds Group of CHF 168 million, lower recurring commissions and fees and lower transaction- and performance-based revenues, partially offset by higher net interest income. The decrease in Asset Management reflected lower performance, transaction and placement revenues and reduced management fees.
Compared to 1Q22, net revenues decreased 17%, primarily reflecting lower net revenues in the Investment Bank, mainly driven by reduced capital markets and sales and trading revenues due to challenging operating conditions, including high levels of volatility and a decrease in client activity.
Provision for credit losses
In 2Q22, provision for credit losses of CHF 64 million were mainly related to CHF 55 million in the Investment Bank and CHF 18 million in the Swiss Bank.
Total operating expenses
Compared to 2Q21, total operating expenses of CHF 4,754 million increased 10%, primarily reflecting a 26% increase in general and administrative expenses, mainly reflecting higher litigation provisions. The Group recorded net litigation provisions of CHF 497 million in 2Q22, primarily relating to developments in a number of previously disclosed legal matters, mainly in the Corporate Center and the Investment Bank. Compensation and benefits increased 2%, mainly due to higher salaries, partially offset by lower discretionary compensation expenses and lower deferred compensation awards. 2Q22 included restructuring expenses of CHF 80 million and a goodwill impairment of CHF 23 million. Adjusted total operating expenses in 2Q22 were CHF 4,198 million, an increase of 5% compared to CHF 4,008 million in 2Q21.
Compared to 1Q22, total operating expenses decreased 4%, mainly reflecting a 7% decrease in general and administrative expenses, primarily reflecting lower litigation provisions. Compensation and benefits decreased 3%, mainly driven by lower discretionary compensation expenses, partially offset by higher salaries. Adjusted total operating expenses were stable compared to 1Q22.
Income tax
We previously calculated the provision for income tax expense or benefit during interim reporting periods by applying the estimated annual effective tax rate to the income/loss of the year to date reporting period. However, the historical method could sometimes create distortions in the effective tax rate for the period. Since small changes in the estimated income or loss for 2022 would result in significant changes in the estimated annual effective tax rate, we concluded the actual year to date effective tax rate to be the best estimate of the annual effective tax rate. We have therefore used a year to date effective tax rate (discrete method) to calculate income taxes for the period ended June 30, 2022.

In 2Q22, the income tax expense of CHF 419 million resulted in an effective tax rate of (35.7)% for the quarter. The main drivers of the effective tax rate were the impact of the change in estimate of the annual effective tax rate, valuation allowances relating to current period earnings, non-deductible litigation provisions, the non-deductible funding costs and shortfall tax charges on share-based compensation delivered in this period. This is partially offset by the impact of the geographical mix of results. Overall, net deferred tax assets decreased CHF 435 million to CHF 2,824 million during 2Q22, primarily driven by the change in accounting estimate.
Regulatory capital
As of the end of 2Q22, our Bank for International Settlements (BIS) common equity tier 1 (CET1) ratio was 13.5% and our risk-weighted assets (RWA) were CHF 274.4 billion.
Other information
Management changes
On July 27, 2022, we announced that the Board of Directors has appointed Ulrich Körner as the new Chief Executive Officer (CEO) of the Group. He will take over this position from Thomas Gottstein, who will step down from August 1, 2022. Ulrich Körner is currently CEO of the Asset Management division of the Group.
Strategic Review
On July 27, 2022, we announced that we are conducting a comprehensive strategic review with the following objectives:
■ Consider alternatives that go beyond the conclusions of last year’s strategic review, particularly given the changed economic and market environment. The goal of the appraisal will be to shape a more focused, agile Group with a significantly lower absolute cost base.
■ Strengthen our global wealth management franchise, universal bank in Switzerland and multi-specialist asset management business.
■ Transform the Investment Bank into a capital-light, advisory-led banking business and more focused markets business that complements the growth of the wealth management and Swiss Bank franchises.
■ Evaluate strategic options for the securitized products business, which may include attracting third-party capital to free up additional resources for the bank’s growth areas.
■ Reduce the Group’s adjusted operating expenses at constant 2021 foreign exchange rates to below CHF 15.5 billion in the medium term, supported by company-wide cost efficiency and digital transformation.
The development and implementation of the new strategy will be overseen by the full Board of Directors and supported by a Board led ad-hoc Investment Bank Strategy Committee, with Michael Klein as Chair and also including Mirko Bianchi, Richard Meddings and Blythe Masters.
We will provide further details on the progress of the strategic review, including specific performance goals, with our third-quarter 2022 results.
As the strategy review and eventual implementation progresses, restructuring costs relating to asset impairments and liability valuations may arise in connection with any business activities we may exit or curtail and their related infrastructure.
Investor Deep Dive
In June 2022, Credit Suisse held an Investor Deep Dive to inform investors about its key priorities and achievements across the Risk, Compliance and Technology & Operations functions as well as in the Wealth Management business.
Russia’s invasion of Ukraine
In response to Russia’s invasion of Ukraine, many countries across the world imposed severe sanctions against Russia’s financial system and on Russian government officials and business leaders, and these sanctions have been expanded several times. The Group continues to assess the impact of the sanctions already imposed, and potential future escalations, on its exposures and client relationships. As of June 30, 2022, the Group had a net credit exposure to Russia, after specific allowances and provisions for credit losses and valuation adjustments, of CHF 244 million, primarily related to corporates, individuals and the sovereign. In addition, Russian subsidiaries had a net asset value of approximately CHF 0.3 billion as of June 30, 2022. In 2Q22, CHF 7.2 billion of assets under management were reclassified due to the imposed sanctions, we had net asset outflows relating to non-sanctioned Russia-related clients of CHF 1.4 billion, and less than 3% of assets under management in our wealth management-related businesses are linked to Russian clients. The Group has further reduced Russia related exposures in 2Q22 as the market and counterparty situation evolved, and remaining exposures continue to be subject to ongoing monitoring and management. The Group notes that these developments may continue to affect its financial performance, including credit loss estimates and potential asset impairments. The Executive Board is notified of any material developments and escalations in relation to the Russia crisis response.
Supply chain finance funds matter
As previously reported, in early March 2021, the boards of four supply chain finance funds (SCFF) managed by certain Group subsidiaries decided to suspend redemptions and subscriptions of those funds to protect the interests of the funds’ investors, to terminate the SCFF and to proceed to their liquidation. Credit Suisse Asset Management (Schweiz) AG (CSAM) acts as the portfolio manager of the SCFF.

In June 2022, CSAM reached an agreement with Bluestone Resources (Bluestone) and its shareholders for the payment of cash to noteholders, including the SCFF. This agreement includes, among other things: a two-year standstill period, during which no party may take, commence or initiate any action to exercise or enforce any claim in this context against any other party; recurring payments from Bluestone as well as recurring payments from its owners, Bluestone CEO James C. Justice III’s family, of up to USD 320 million to all noteholders; and the sharing by noteholders and the Justice family in the proceeds from any sale of the Bluestone entities, in which noteholders would receive the remaining portion of the USD 320 million not yet paid, plus 50% of the sale proceeds, on an agreed upon basis.
Beginning in 4Q21, we introduced a fee waiver program for clients impacted by this matter wherein certain commissions and fees arising from current and future business transactions may be reimbursed on a quarterly basis, provided certain conditions are met. We incurred negative revenues of CHF 26 million in 2Q22 relating to this fee waiver program, primarily in Wealth Management.
Significant negative consequences of the supply chain finance funds and Archegos matters
There can be no assurance that any additional losses, damages, costs and expenses, as well as any further regulatory and other investigations and actions or any further downgrade of our credit ratings, will not be material to us, including from any impact on our business, financial condition, results of operations, prospects, liquidity or capital position. For example, we have suffered and may continue to suffer reputational harm and reductions in certain areas of our business, such as a slowdown in net new asset generation in Asset Management and other divisions, attributable, at least in part, to these matters, and this harm and these reductions can continue to affect our business overall, including our ability to attract and retain customers, clients, investors and employees and to conduct business transactions with our counterparties. Furthermore, steps we have taken beginning in 2021, or plan to take, with respect to risk-reducing measures and capital surcharges, including in response to the Archegos and SCFF matters, have had and can also be expected to continue to have an adverse effect on our results of operations in certain areas of our business.
> Refer to “Risk factors” in I – Information on the company and “Note 40 - Litigation” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2021 and Note 33 – Litigation in III – Condensed consolidated financial statements - unaudited for further information on risks that may arise in relation to these matters and for a description of the regulatory and legal developments relating to these matters.
Performance measures
Credit Suisse measures firm-wide returns against total shareholders’ equity and tangible shareholders’ equity, a non-GAAP financial measure also known as tangible book value. Tangible shareholders' equity is calculated by deducting goodwill and other intangible assets from total shareholders' equity as presented in our balance sheet. In addition, Credit Suisse also measures the efficiency of the firm and its divisions with regard to the usage of regulatory capital. Regulatory capital is calculated as the average of 13.5% of RWA and 4.25% of leverage exposure and return on regulatory capital, a non-GAAP financial measure, is calculated using income/(loss) after tax and assumes a tax rate of 30% for periods prior to 2020 and 25% from 2020 onward. For the Investment Bank, return on regulatory capital is based on US dollar denominated numbers. Return on regulatory capital excluding certain items included in our reported results is calculated using results excluding such items, applying the same methodology. Adjusted return on regulatory capital excluding certain items included in our reported results is calculated using results excluding such items, applying the same methodology.
The Group’s economic profit is a non-GAAP financial measure, calculated using income/(loss) before tax applying a 25% tax rate less a capital charge. The capital charge is calculated based on the sum of (i) a cost of capital applied to the average regulatory capital of each of the four divisions; and (ii) a 10% cost of capital applied to the residual of the Group’s average tangible equity less the sum of the regulatory capital of the four divisions. The applied cost of capital for the divisions is 8% for Wealth Management, the Swiss Bank and Asset Management and 12% for the Investment Bank. Adjusted economic profit excluding certain items included in our reported results is calculated using results excluding such items, applying the same methodology.
Management believes that these metrics are meaningful as they are measures used and relied upon by industry analysts and investors to assess valuations and capital adequacy.
Format of presentation
In managing our business, revenues are evaluated in the aggregate, including an assessment of trading gains and losses and the related interest income and expense from financing and hedging positions. For this reason, specific individual revenue categories in isolation may not be indicative of performance. Certain reclassifications have been made to prior periods to conform to the current presentation.

Results overview
in / end of	Wealth Management	Investment Bank	Swiss Bank	Asset Management	Corporate Center	Credit Suisse
2Q22 (CHF million)
Net revenues	1,266	1,109	1,050	311	(91)	3,645
Provision for credit losses	(11)	55	18	2	0	64
Compensation and benefits	774	1,090	365	158	5	2,392
Total other operating expenses	599	1,080	265	121	297	2,362
of which general and administrative expenses	505	878	229	96	297	2,005
of which goodwill impairment	0	23	0	0	0	23
of which restructuring expenses	15	60	3	1	1	80
Total operating expenses	1,373	2,170	630	279	302	4,754
Income/(loss) before taxes	(96)	(1,116)	402	30	(393)	(1,173)
Economic profit (CHF million)	(254)	(1,220)	101	9	–	(1,907)
Cost/income ratio (%)	108.5	195.7	60.0	89.7	–	130.4
Total assets	205,387	254,561	219,151	3,785	44,481	727,365
Goodwill	1,330	0	496	1,148	0	2,974
Risk-weighted assets	62,158	81,722	71,584	8,580	50,398	274,442
Leverage exposure	234,524	333,473	243,556	2,886	48,298	862,737
1Q22 (CHF million)
Net revenues	1,177	1,938	1,109	361	(173)	4,412
Provision for credit losses	24	(156)	23	0	(1)	(110)
Compensation and benefits	749	1,098	391	165	55	2,458
Total other operating expenses	761	872	224	143	492	2,492
of which general and administrative expenses	662	693	193	114	486	2,148
of which restructuring expenses	10	36	1	0	(1)	46
Total operating expenses	1,510	1,970	615	308	547	4,950
Income/(loss) before taxes	(357)	124	471	53	(719)	(428)
Economic profit (CHF million)	(448)	(297)	154	28	–	(1,326)
Cost/income ratio (%)	128.3	101.7	55.5	85.3	–	112.2
Total assets	204,256	253,958	222,152	3,659	55,529	739,554
Goodwill	1,328	0	489	1,114	0	2,931
Risk-weighted assets	60,226	85,464	70,466	8,107	48,780	273,043
Leverage exposure	233,460	335,763	247,624	2,792	58,384	878,023
2Q21 (CHF million)
Net revenues	1,913	1,844	1,023	417	(94)	5,103
Provision for credit losses	(24)	19	(21)	1	0	(25)
Compensation and benefits	707	992	368	167	122	2,356
Total other operating expenses	460	849	231	129	290	1,959
of which general and administrative expenses	353	672	195	100	269	1,589
of which restructuring expenses	9	29	3	2	2	45
Total operating expenses	1,167	1,841	599	296	412	4,315
Income/(loss) before taxes	770	(16)	445	120	(506)	813
Economic profit (CHF million)	383	(467)	129	74	–	(328)
Cost/income ratio (%)	61.0	99.8	58.6	71.0	–	84.6
Total assets	212,257	316,139	226,268	3,806	52,482	810,952
Goodwill	1,337	1,638	491	1,122	0	4,588
Risk-weighted assets	66,071	88,709	71,133	10,172	47,526	283,611
Leverage exposure	241,135	378,173	251,605	2,969	57,159	931,041

Results overview (continued)
in	Wealth Management	Investment Bank	Swiss Bank	Asset Management	Corporate Center	Credit Suisse
6M22 (CHF million)
Net revenues	2,443	3,047	2,159	672	(264)	8,057
Provision for credit losses	13	(101)	41	2	(1)	(46)
Compensation and benefits	1,523	2,188	756	323	60	4,850
Total other operating expenses	1,360	1,952	489	264	789	4,854
of which general and administrative expenses	1,167	1,571	422	210	783	4,153
of which goodwill impairment	0	23	0	0	0	23
of which restructuring expenses	25	96	4	1	0	126
Total operating expenses	2,883	4,140	1,245	587	849	9,704
Income/(loss) before taxes	(453)	(992)	873	83	(1,112)	(1,601)
Economic profit (CHF million)	(702)	(1,517)	255	37	–	(3,233)
Cost/income ratio (%)	118.0	135.9	57.7	87.4	–	120.4
6M21 (CHF million)
Net revenues	3,998	5,728	2,054	817	80	12,677
Provision for credit losses	(11)	4,384	5	1	(10)	4,369
Compensation and benefits	1,371	1,967	746	322	157	4,563
Total other operating expenses	890	1,703	446	243	407	3,689
of which general and administrative expenses	688	1,345	375	186	371	2,965
of which restructuring expenses	12	46	10	3	(1)	70
Total operating expenses	2,261	3,670	1,192	565	564	8,252
Income/(loss) before taxes	1,748	(2,326)	857	251	(474)	56
Economic profit (CHF million)	927	(2,661)	234	158	–	(1,851)
Cost/income ratio (%)	56.6	64.1	58.0	69.2	–	65.1

Reconciliation of adjustment items
Results excluding certain items included in our reported results are non-GAAP financial measures. Following the reorganization implemented at the beginning of 2022, we have amended the presentation of our adjusted results. Management believes that such results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.
in	Wealth Management	Investment Bank	Swiss Bank	Asset Management	Corporate Center	Credit Suisse
2Q22 (CHF million)
Net revenues	1,266	1,109	1,050	311	(91)	3,645
Real estate (gains)/losses	0	0	(13)	0	0	(13)
(Gains)/losses on business sales	1	0	0	0	0	1
(Gain)/loss on equity investment in Allfunds Group	168	0	0	0	0	168
(Gain)/loss on equity investment in SIX Group AG	9	0	10	0	0	19
Adjusted net revenues	1,444	1,109	1,047	311	(91)	3,820
Provision for credit losses	(11)	55	18	2	0	64
Total operating expenses	1,373	2,170	630	279	302	4,754
Goodwill impairment	0	(23)	0	0	0	(23)
Restructuring expenses	(15)	(60)	(3)	(1)	(1)	(80)
Major litigation provisions	(16)	(191)	0	0	(227)	(434)
Expenses related to real estate disposals	(1)	(5)	0	0	0	(6)
Archegos	0	(13)	0	0	0	(13)
Adjusted total operating expenses	1,341	1,878	627	278	74	4,198
Income/(loss) before taxes	(96)	(1,116)	402	30	(393)	(1,173)
Adjusted income/(loss) before taxes	114	(824)	402	31	(165)	(442)
Adjusted economic profit	(97)	(1,001)	101	10	–	(1,383)
Adjusted return on tangible equity (%)	–	–	–	–	–	(8.1)
1Q22 (CHF million)
Net revenues	1,177	1,938	1,109	361	(173)	4,412
Real estate (gains)/losses	(25)	(53)	(84)	(2)	0	(164)
(Gains)/losses on business sales	3	0	0	0	0	3
(Gain)/loss on equity investment in Allfunds Group	353	0	0	0	0	353
(Gain)/loss on equity investment in SIX Group AG	(2)	0	(3)	0	0	(5)
Archegos	0	(17)	0	0	0	(17)
Adjusted net revenues	1,506	1,868	1,022	359	(173)	4,582
Provision for credit losses	24	(156)	23	0	(1)	(110)
Archegos	0	155	0	0	0	155
Adjusted provision for credit losses	24	(1)	23	0	(1)	45
Total operating expenses	1,510	1,970	615	308	547	4,950
Restructuring expenses	(10)	(36)	(1)	0	1	(46)
Major litigation provisions	(230)	0	0	0	(423)	(653)
Expenses related to real estate disposals	0	(3)	0	0	0	(3)
Archegos	0	(11)	0	0	0	(11)
Adjusted total operating expenses	1,270	1,920	614	308	125	4,237
Income/(loss) before taxes	(357)	124	471	53	(719)	(428)
Adjusted income/(loss) before taxes	212	(51)	385	51	(297)	300
Adjusted economic profit	(21)	(428)	90	27	–	(786)
Adjusted return on tangible equity (%)	–	–	–	–	–	4.3

Reconciliation of adjustment items (continued)
in	Wealth Management	Investment Bank	Swiss Bank	Asset Management	Corporate Center	Credit Suisse
2Q21 (CHF million)
Net revenues	1,913	1,844	1,023	417	(94)	5,103
Real estate (gains)/losses	0	0	(4)	0	0	(4)
Major litigation recovery	(49)	0	0	0	0	(49)
(Gain)/loss on equity investment in Allfunds Group	(317)	0	0	0	0	(317)
Archegos	0	493	0	0	0	493
Adjusted net revenues	1,547	2,337	1,019	417	(94)	5,226
Provision for credit losses	(24)	19	(21)	1	0	(25)
Archegos	0	(70)	0	0	0	(70)
Adjusted provision for credit losses	(24)	(51)	(21)	1	0	(95)
Total operating expenses	1,167	1,841	599	296	412	4,315
Restructuring expenses	(9)	(29)	(3)	(2)	(2)	(45)
Major litigation provisions	0	0	0	0	(208)	(208)
Expenses related to real estate disposals	0	0	(4)	0	0	(4)
Expenses related to equity investment in Allfunds Group	(19)	0	0	0	0	(19)
Archegos	0	(31)	0	0	0	(31)
Adjusted total operating expenses	1,139	1,781	592	294	202	4,008
Income/(loss) before taxes	770	(16)	445	120	(506)	813
Adjusted income/(loss) before taxes	432	607	448	122	(296)	1,313
Adjusted economic profit	130	1	130	76	–	(52)
Adjusted return on tangible equity (%)	–	–	–	–	–	6.6
6M22 (CHF million)
Net revenues	2,443	3,047	2,159	672	(264)	8,057
Real estate (gains)/losses	(25)	(53)	(97)	(2)	0	(177)
(Gains)/losses on business sales	4	0	0	0	0	4
(Gain)/loss on equity investment in Allfunds Group	521	0	0	0	0	521
(Gain)/loss on equity investment in SIX Group AG	7	0	7	0	0	14
Archegos	0	(17)	0	0	0	(17)
Adjusted net revenues	2,950	2,977	2,069	670	(264)	8,402
Provision for credit losses	13	(101)	41	2	(1)	(46)
Archegos	0	155	0	0	0	155
Adjusted provision for credit losses	13	54	41	2	(1)	109
Total operating expenses	2,883	4,140	1,245	587	849	9,704
Goodwill impairment	0	(23)	0	0	0	(23)
Restructuring expenses	(25)	(96)	(4)	(1)	–	(126)
Major litigation provisions	(246)	(191)	0	0	(650)	(1,087)
Expenses related to real estate disposals	(1)	(8)	0	0	0	(9)
Archegos	0	(24)	0	0	0	(24)
Adjusted total operating expenses	2,611	3,798	1,241	586	199	8,435
Income/(loss) before taxes	(453)	(992)	873	83	(1,112)	(1,601)
Adjusted income/(loss) before taxes	326	(875)	787	82	(462)	(142)
Adjusted economic profit	(118)	(1,429)	191	37	–	(2,169)
Adjusted return on tangible equity (%)	–	–	–	–	–	(2.0)

Reconciliation of adjustment items (continued)
in	Wealth Management	Investment Bank	Swiss Bank	Asset Management	Corporate Center	Credit Suisse
6M21 (CHF million)
Net revenues	3,998	5,728	2,054	817	80	12,677
Real estate (gains)/losses	0	0	(4)	0	0	(4)
Major litigation recovery	(49)	0	0	0	0	(49)
(Gain)/loss on equity investment in Allfunds Group	(461)	0	0	0	0	(461)
Archegos	0	493	0	0	0	493
Adjusted net revenues	3,488	6,221	2,050	817	80	12,656
Provision for credit losses	(11)	4,384	5	1	(10)	4,369
Archegos	0	(4,500)	0	0	0	(4,500)
Adjusted provision for credit losses	(11)	(116)	5	1	(10)	(131)
Total operating expenses	2,261	3,670	1,192	565	564	8,252
Restructuring expenses	(12)	(46)	(10)	(3)	1	(70)
Major litigation provisions	11	0	0	0	(223)	(212)
Expenses related to real estate disposals	(4)	(33)	(4)	(1)	0	(42)
Expenses related to equity investment in Allfunds Group	(19)	0	0	0	0	(19)
Archegos	0	(31)	0	0	0	(31)
Adjusted total operating expenses	2,237	3,560	1,178	561	342	7,878
Income/(loss) before taxes	1,748	(2,326)	857	251	(474)	56
Adjusted income/(loss) before taxes	1,262	2,777	867	255	(252)	4,909
Adjusted economic profit	563	1,166	241	162	–	1,674
Adjusted return on tangible equity (%)	–	–	–	–	–	20.0
Fair valuations
Fair value can be a relevant measurement for financial instruments when it aligns the accounting for these instruments with how we manage our business. The levels of the fair value hierarchy as defined by the relevant accounting guidance are not a measurement of economic risk, but rather an indication of the observability of prices or valuation inputs.
As of the end of 2Q22, 29% of our total assets and 20% of total liabilities, respectively, were measured at fair value. The majority of our level 3 assets are recorded in our investment banking businesses. As of the end of 2Q22, total assets at fair value recorded as level 3 decreased CHF 0.1 billion to CHF 10.1 billion compared to the end of 1Q22, primarily reflecting net realized and unrealized losses, mainly in trading assets and other investments, and net settlements, mainly in loans, partially offset by a positive foreign exchange impact and net transfers in, mainly in loans. As of the end of 2Q22, our level 3 assets comprised 1% of total assets and 5% of total assets measured at fair value, stable compared to the end of 1Q22.
We believe that the range of any valuation uncertainty, in the aggregate, would not be material to our financial condition; however, it may be material to our operating results for any particular period, depending, in part, upon the operating results for such period.
> Refer to “Fair valuations” in II – Operating and financial review – Credit Suisse – Other information in the Credit Suisse Annual Report 2021 and “Note 31 – Financial instruments” in III – Condensed consolidated financial statements – unaudited for further information.
Subsidiary guarantee information
Certain wholly owned finance subsidiaries of the Group, including Credit Suisse Group Funding (Guernsey) Limited, which is a Guernsey incorporated non-cellular company limited by shares, have issued securities fully and unconditionally guaranteed by the Group. There are various legal and regulatory requirements, including the satisfaction of a solvency test under Guernsey law for the Guernsey subsidiary, applicable to some of the Group’s subsidiaries that may limit their ability to pay dividends or distributions and make loans and advances to the Group.
The Group and the Bank have issued full, unconditional and several guarantees of Credit Suisse (USA), Inc.’s outstanding debt securities registered with the US Securities and Exchange Commission (SEC), which as of June 30, 2022 consisted of a single outstanding issuance with a balance of USD 742 million maturing in July 2032. Credit Suisse (USA), Inc. is an indirect, wholly owned subsidiary of the Group, and the guarantees have been in place since March 2007. In accordance with the guarantees, if Credit Suisse (USA), Inc. fails to make a timely payment under the agreements governing such debt securities, the holders of the debt securities may demand payment from either the Group or the Bank, without first proceeding against Credit Suisse (USA), Inc., but to date there has been no occasion where holders of the debt securities have demanded payment under the guarantees. The guarantee from the Group is subordinated to senior liabilities, and the guarantees from the Group and the Bank are structurally subordinated to liabilities of any of the subsidiaries of the Group or the Bank that do not guarantee the debt securities.

Regulatory developments and proposals
As previously disclosed in our 2021 Annual Report, as a result of Russia’s invasion of Ukraine, beginning in February 2022, the US, EU, UK, Switzerland and other countries across the world imposed sanctions against a number of parties, sectors and activities relating to Russia. The US, EU, UK and Switzerland all continue to impose sanctions in response to Russian aggression, including designating and imposing new asset-freeze sanctions on Russian individuals and entities, and a prohibition on US persons from purchasing both new and existing debt and equity securities issued by entities in the Russian Federation.
On June 22, 2022, in order to implement the OECD/G20 project of a minimum tax, the Swiss Federal Council adopted the dispatch on the federal resolution for the introduction of a supplementary tax on large multinational companies. In view of the time pressure, the Federal Council has decided to proceed in stages. The Federal Council is proposing to amend the Federal Constitution by a new Article 129a to create the basis for the implementing legislation. In a second step, the Federal Council is proposing to regulate the minimum taxation by means of a temporary ordinance effective as of January 1, 2024. Afterwards, a federal law will replace the temporary ordinance. The consultation for the temporary ordinance is planned to commence in August 2022 and end in November 2022. The introduction of the minimum tax system may subject Credit Suisse to additional compliance and reporting obligations as well as increased operational costs. The impact on Credit Suisse’s tax rate remains uncertain.
On June 23, 2022, the Board of Governors of the Federal Reserve System (Fed) announced the results of its annual supervisory stress tests, as implemented pursuant to the Dodd-Frank Act. Our US intermediate holding company (IHC) remained above its risk-based minimum capital requirements. Our US IHC’s revised stress capital buffer based on the 2022 stress tests will go into effect October 1, 2022. If our US IHC does not maintain its stress capital buffer above minimum risk-based capital requirements, it will be limited in its ability to pay dividends and make discretionary bonus payments and other earnings distributions.
In 2020, the European Commission presented a “Communication on a Digital Finance Strategy for the EU” and several legislative proposals that form part of the so-called Digital Finance Package: a “Regulation on Markets in Crypto-Assets” (MiCA), a “Digital Operational Resilience Act” (DORA), and a “Regulation on a pilot regime for market infrastructures based on distributed ledger technology” (DLT Pilot Regulation). On June 30, 2022, the Council of the EU and the European Parliament reached a provisional agreement on MiCA, which is a proposed regulation aimed at creating an EU harmonized regulatory framework for the issuance, offering to the public and trading of crypto-assets and stablecoins in the EU. Under MiCA, crypto-asset service providers and issuers of stablecoins will be subject to licensing and conduct of business requirements, including consumer protection rules. MiCA will also create a market abuse regime prohibiting market manipulation and insider dealing in crypto-assets. On May 11, 2022, the Council of the EU and the European Parliament reached a provisional agreement on DORA, which is a proposed regulation aimed at uniforming and strengthening the IT security requirements of European financial entities such as banks, insurance companies and investment firms. Its purpose is to make sure that the financial sector in Europe is able to maintain resilient operations in case of severe operational disruption. On May 30, 2022, the DLT Pilot Regulation was adopted and will be effective on March 23, 2023. It aims to provide European DLT-based trading and securities settlement systems with harmonized licensing and conduct of business rules suited to DLT-based crypto-assets that qualify as financial instruments under the revised Markets in Financial Instruments Directive.
On July 27, 2022, the UK Financial Conduct Authority (FCA) published its final rules and guidance for a new duty of care owed by UK financial services firms, including UK authorized firms of the Group, to retail customers (Consumer Duty). The new rules introduce the overarching principle that firms must “act to deliver good outcomes for retail customers”; the principle is supported by four specific outcomes relating to products and services, price and value, consumer understanding and customer support. The rules and guidance also introduce requirements for firms to monitor, and for their management to confirm at least once annually, compliance with the Consumer Duty. The effective date will be July 31, 2023 in respect of new and existing products or services that are open to sale or renewal, and July 31, 2024 for “closed” products or services.
> Refer to “Regulation and supervision” in I – Information on the company in the Credit Suisse Annual Report 2021 and “Regulatory framework” in II – Treasury, risk, balance sheet and off-balance sheet – Liquidity and funding management and Capital management for further information.
Results by region
A significant portion of our business requires inter-regional coordination in order to facilitate the needs of our clients. The methodology for allocating our results by region is dependent on management judgment. For Wealth Management, results are allocated based on the management reporting structure of our relationship manager organization. For the Investment Bank, trading results are allocated based on where the risk is primarily managed, while also reflecting certain revenue transfers to regions where the relevant sales teams and clients are domiciled.
For Swiss Bank, results are all generated within Switzerland. For Asset Management, results are allocated based on where the product or fund is primarily managed. Operating expenses for the Investment Bank and Asset Management follow the above assumptions, while direct non-compensation and corporate function expenses are allocated to the regions applying relative base salaries as a proxy. Regional results reflect the same adjustments as shown in our divisional results, some of which may be too small to be reflected in the “Results by region” table, which is presented in CHF billions.

Results by region
	in / end of			% change		in / end of		% change
	2Q22	1Q22	2Q21	QoQ	YoY	6M22	6M21	YoY
Switzerland region (CHF billion)
Net revenues	1.4	1.6	1.6	(13)	(13)	3.1	3.2	(3)
Adjustments	0.0	(0.1)	(0.1)	100	100	(0.1)	(0.1)	0
Adjusted net revenues	1.4	1.5	1.5	(7)	(7)	3.0	3.1	(3)
Total operating expenses	0.9	1.0	0.9	(10)	0	1.9	1.8	6
Adjustments	0.0	0.0	0.0	–	–	0.0	0.0	–
Adjusted total operating expenses	0.9	1.0	0.9	(10)	0	1.9	1.8	6
Income/(loss) before taxes	0.5	0.6	0.6	(17)	(17)	1.1	1.2	(8)
Adjustments [1]	0.0	(0.1)	0.0	100	–	0.0	0.0	–
Adjusted income/(loss) before taxes	0.5	0.5	0.6	0	(17)	1.1	1.2	(8)
EMEA (CHF billion)
Net revenues	0.6	0.6	1.5	0	(60)	1.2	3.0	(60)
Adjustments	0.2	0.4	(0.4)	(50)	–	0.6	(0.6)	–
Adjusted net revenues	0.8	1.0	1.1	(20)	(27)	1.8	2.4	(25)
Total operating expenses	1.1	1.4	1.1	(21)	0	2.5	2.1	19
Adjustments	0.0	(0.3)	(0.1)	100	100	(0.3)	(0.2)	50
Adjusted total operating expenses	1.1	1.1	1.0	0	10	2.2	1.9	16
Income/(loss) before taxes	(0.5)	(0.7)	0.4	(29)	–	(1.3)	0.9	–
Adjustments [2]	0.2	0.6	(0.2)	(67)	–	0.8	(0.3)	–
Adjusted income/(loss) before taxes	(0.3)	(0.1)	0.2	200	–	(0.5)	0.6	–
Asia Pacific (CHF billion)
Net revenues	0.7	0.7	0.9	0	(22)	1.5	2.3	(35)
Adjustments	0.0	0.0	0.0	–	–	0.0	0.0	–
Adjusted net revenues	0.7	0.7	0.9	0	(22)	1.5	2.3	(35)
Provision for credit losses	0.0	0.0	0.1	–	(100)	0.0	0.1	(100)
Adjustments	0.0	0.0	0.0	–	–	0.0	0.0	–
Adjusted provision for credit losses	0.0	0.0	0.1	–	(100)	0.0	0.1	(100)
Total operating expenses	0.8	0.8	0.7	0	14	1.6	1.4	14
Adjustments	0.0	0.0	0.0	–	–	0.0	0.0	–
Adjusted total operating expenses	0.8	0.8	0.7	0	14	1.6	1.4	14
Income/(loss) before taxes	(0.1)	(0.1)	0.1	0	–	(0.1)	0.8	–
Adjustments	0.0	0.0	0.0	–	–	0.0	0.0	–
Adjusted income/(loss) before taxes	(0.1)	(0.1)	0.1	0	–	(0.1)	0.8	–
Americas (CHF billion)
Net revenues	1.0	1.6	1.3	(38)	(23)	2.5	4.2	(40)
Adjustments	0.0	(0.1)	0.5	100	(100)	(0.1)	0.5	–
Adjusted net revenues	1.0	1.5	1.8	(33)	(44)	2.4	4.7	(49)
Provision for credit losses	0.1	(0.2)	0.0	–	–	(0.1)	4.3	–
Adjustments	0.0	0.2	(0.1)	(100)	100	0.2	(4.5)	–
Adjusted provision for credit losses	0.1	0.0	(0.1)	–	–	0.1	(0.2)	–
Total operating expenses	1.6	1.2	1.2	33	33	2.8	2.4	17
Adjustments	(0.3)	0.0	0.0	–	–	(0.2)	0.0	–
Adjusted total operating expenses	1.3	1.2	1.2	8	8	2.6	2.4	8
Income/(loss) before taxes	(0.7)	0.5	0.1	–	–	(0.2)	(2.5)	(92)
Adjustments [3]	0.3	(0.2)	0.6	–	(50)	0.0	5.0	(100)
Adjusted income/(loss) before taxes	(0.4)	0.3	0.7	–	–	(0.2)	2.5	–
Rounding differences may occur. Does not include the results of the Corporate Center.
1 Includes real estate gains of CHF 0.1 billion in 1Q22.
2
Includes a loss on the equity investment in Allfunds Group of CHF 0.2 billion in 2Q22, a loss on the equity investment in Allfunds Group of CHF 0.4 billion and major litigation provisions of CHF 0.2 billion in 1Q22, a gain on the equity investment in Allfunds Group of CHF 0.3 billion in 2Q21, a loss on the equity investment in Allfunds Group of CHF 0.5 billion and major litigation provisions of CHF 0.2 billion in 6M22 and a gain on the equity investment in Allfunds Group of CHF 0.4 billion in 6M21.

3
Includes major litigation provisions of CHF 0.2 billion in 2Q22, a release of a provision of credit losses of CHF 0.2 billion related to Archegos in 1Q22, CHF 0.6 billion related to Archegos in 2Q21 and CHF 5.0 billion related to Archegos in 6M21.

Wealth Management
In 2Q22, we reported a loss before taxes of CHF 96 million compared to income before taxes of CHF 770 million in 2Q21. Net revenues of CHF 1,266 million decreased 34% compared to 2Q21, primarily reflecting the impact from our equity investment in Allfunds Group.
Results summary
2Q22 results
In 2Q22, we reported a loss before taxes of CHF 96 million, a decrease of CHF 866 million compared to 2Q21. Net revenues of CHF 1,266 million decreased 34%, mainly reflecting lower other revenues, lower recurring commissions and fees and lower transaction- and performance-based revenues, partially offset by higher net interest income. Other revenues in 2Q22 included a loss on the equity investment in Allfunds Group of CHF 168 million and a loss on the equity investment in SIX Swiss Exchange (SIX) of CHF 9 million. Other revenues in 2Q21 included a gain on the equity investment in Allfunds Group of CHF 317 million and an insurance claim refund of CHF 49 million relating to a major litigation case pertaining to the settled external asset manager matter. Year-to-date losses through the end of 2Q22 on the equity investment in Allfunds Group totalled CHF 521 million compared to gains of CHF 461 million in the same period last year. We recorded a release of provision for credit losses of CHF 11 million compared to a release of provision for credit losses of CHF 24 million in 2Q21. Total operating expenses of CHF 1,373 million increased 18%, mainly driven by higher general and administrative expenses and higher compensation and benefits.
Compared to 1Q22, income before taxes increased CHF 261 million. Net revenues increased 8%, mainly reflecting higher other revenues and higher net interest income, partially offset by lower transaction- and performance-based revenues and lower recurring commissions and fees. Other revenues in 2Q22 included the loss on the equity investment in Allfunds Group and the loss on the equity investment in SIX. Other revenues in 1Q22 included a loss on the equity investment in Allfunds Group of CHF 353 million. We recorded a release of provision for credit losses of CHF 11 million compared to a provision for credit losses of CHF 24 million in 1Q22. Total operating expenses decreased 9%, mainly reflecting lower general and administrative expenses, partially offset by higher compensation and benefits.
Capital and leverage metrics
As of the end of 2Q22, we reported RWA of CHF 62.2 billion, an increase of CHF 1.9 billion compared to the end of 1Q22, mainly due to the foreign exchange impact and movements in risk levels, primarily in credit risk. The increase in movements in risk levels reflected a change in allocations as a result of a transfer of certain businesses between Wealth Management and the Investment Bank, which more than offset a decrease in lending and equity exposures in Wealth Management. Leverage exposure of CHF 234.5 billion was CHF 1.1 billion higher compared to the end of 2Q21, reflecting the foreign exchange impact and higher business usage, largely offset by a decrease in high-quality liquid assets (HQLA).
Divisional results
	in / end of			% change		in / end of		% change
	2Q22	1Q22	2Q21	QoQ	YoY	6M22	6M21	YoY
Statements of operations (CHF million)
Net revenues	1,266	1,177	1,913	8	(34)	2,443	3,998	(39)
Provision for credit losses	(11)	24	(24)	–	(54)	13	(11)	–
Compensation and benefits	774	749	707	3	9	1,523	1,371	11
General and administrative expenses	505	662	353	(24)	43	1,167	688	70
Commission expenses	79	89	98	(11)	(19)	168	190	(12)
Restructuring expenses	15	10	9	–	–	25	12	108
Total other operating expenses	599	761	460	(21)	30	1,360	890	53
Total operating expenses	1,373	1,510	1,167	(9)	18	2,883	2,261	28
Income/(loss) before taxes	(96)	(357)	770	(73)	–	(453)	1,748	–
Economic profit (CHF million)	(254)	(448)	383	(43)	–	(702)	927	–
Statement of operations metrics
Return on regulatory capital (%)	(3.2)	(11.9)	23.8	–	–	(7.5)	27.6	–
Cost/income ratio (%)	108.5	128.3	61.0	–	–	118.0	56.6	–

Divisional results (continued)
	in / end of			% change		in / end of		% change
	2Q22	1Q22	2Q21	QoQ	YoY	6M22	6M21	YoY
Net revenue detail (CHF million)
Net interest income	558	514	536	9	4	1,072	1,097	(2)
Recurring commissions and fees	408	420	473	(3)	(14)	828	917	(10)
Transaction- and performance-based revenues	478	578	537	(17)	(11)	1,056	1,475	(28)
Other revenues	(178)	(335)	367	(47)	–	(513)	509	–
Net revenues	1,266	1,177	1,913	8	(34)	2,443	3,998	(39)
Balance sheet statistics (CHF million)
Total assets	205,387	204,256	212,257	1	(3)	205,387	212,257	(3)
Net loans	93,460	97,080	110,020	(4)	(15)	93,460	110,020	(15)
Risk-weighted assets	62,158	60,226	66,071	3	(6)	62,158	66,071	(6)
Leverage exposure	234,524	233,460	241,135	0	(3)	234,524	241,135	(3)
Client business volume (CHF billion)
Client assets [1]	880.4	942.7	1,048.4	(7)	(16)	880.4	1,048.4	(16)
Net loans	93.5	97.1	110.0	(4)	(15)	93.5	110.0	(15)
Client business volume	973.9	1,039.8	1,158.4	(6)	(16)	973.9	1,158.4	(16)
Margins on assets under management (annualized) (bp)
Gross margin [2]	73	65	101	–	–	69	108	–
Net margin [3]	(6)	(20)	41	–	–	(13)	47	–
Number of relationship managers
Number of relationship managers	1,940	1,940	1,920	0	1	1,940	1,920	1
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees, fees for general banking products and services and revenues from wealth structuring solutions. Transaction- and performance-based revenues arise primarily from brokerage and product issuing fees, fees from foreign exchange client transactions, trading and sales income, equity participations income and other transaction- and performance-based income.

1
Client assets is a broader measure than assets under management as it includes transactional accounts and assets under custody (assets held solely for transaction-related or safekeeping/custody purposes) and assets of corporate clients and public institutions used primarily for cash management or transaction-related purposes.

2 Net revenues divided by average assets under management.
3 Income before taxes divided by average assets under management.
Reconciliation of adjustment items
	Wealth Management
in	2Q22	1Q22		2Q21	6M22	6M21
Results (CHF million)
Net revenues	1,266	1,177		1,913	2,443	3,998
Real estate (gains)/losses	0	(25)	[1]	0	(25)	0
(Gains)/losses on business sales	1	3		0	4	0
Major litigation recovery	0	0		(49)	0	(49)
(Gain)/loss on equity investment in Allfunds Group	168	353		(317)	521	(461)
(Gain)/loss on equity investment in SIX Group AG	9	(2)		0	7	0
Adjusted net revenues	1,444	1,506		1,547	2,950	3,488
Provision for credit losses	(11)	24		(24)	13	(11)
Total operating expenses	1,373	1,510		1,167	2,883	2,261
Restructuring expenses	(15)	(10)		(9)	(25)	(12)
Major litigation provisions	(16)	(230)		0	(246)	11
Expenses related to real estate disposals	(1)	0		0	(1)	(4)
Expenses related to equity investment in Allfunds Group	0	0		(19)	0	(19)
Adjusted total operating expenses	1,341	1,270		1,139	2,611	2,237
Income/(loss) before taxes	(96)	(357)		770	(453)	1,748
Adjusted income before taxes	114	212		432	326	1,262
Adjusted economic profit	(97)	(21)		130	(118)	563
Adjusted return on regulatory capital (%)	3.8	7.1		13.4	5.4	19.9
Adjusted results are non-GAAP financial measures. Refer to “Reconciliation of adjustment items” in Credit Suisse for further information.
1 Of which CHF 20 million is reflected in other revenues and CHF 5 million is reflected in transaction- and performance-based revenues.

Results details
Net revenues
Compared to 2Q21, net revenues of CHF 1,266 million decreased 34%, reflecting lower other revenues, lower recurring commissions and fees and lower transaction- and performance-based revenues, partially offset by higher net interest income. Other revenues in 2Q22 included a loss on the equity investment in Allfunds Group of CHF 168 million and a loss on the equity investment in SIX of CHF 9 million. Other revenues in 2Q21 included a gain on the equity investment in Allfunds Group of CHF 317 million and an insurance claim refund of CHF 49 million relating to a major litigation case pertaining to the settled external asset manager matter. Recurring commissions and fees of CHF 408 million decreased 14%, reflecting lower revenues across all categories, including lower investment product fees, the negative impact from the SCFF fee waiver program and lower security account and custody services fees. Transaction- and performance-based revenues of CHF 478 million decreased 11%, mainly driven by lower brokerage and product issuing fees and lower corporate advisory fees from integrated solutions, partially offset by higher revenues from Global Trading Solutions (GTS). These revenues included mark-to-market losses on our fair valued portfolio in 2Q22 related to our APAC Financing Group. Net interest income of CHF 558 million increased 4%, mainly reflecting higher deposit margins, due to higher interest rates, on higher average deposit volumes, partially offset by higher loan margins on lower average loan volumes.
Compared to 1Q22, net revenues increased 8%, mainly reflecting higher other revenues and higher net interest income, partially offset by lower transaction- and performance-based revenues and lower recurring commissions and fees. Other revenues in 2Q22 included the loss on the equity investment in Allfunds Group and the loss on the equity investment in SIX. Other revenues in 1Q22 included the loss on the equity investment in Allfunds Group of CHF 353 million, partially offset by the gains on the sale of real estate of CHF 20 million. Net interest income increased 9%, mainly reflecting higher deposit margins on stable average deposit volumes, partially offset by higher loan margins on lower average loan volumes. Transaction- and performance-based revenues decreased 17%, mainly reflecting lower client activity, lower revenues from GTS and lower corporate advisory fees from integrated solutions. Recurring commissions and fees decreased 3%, mainly reflecting lower discretionary mandate management fees, lower investment product fees and lower security account and custody services fees.
Provision for credit losses
The loan portfolio is comprised of lombard lending, mortgages, ship finance, export finance, aviation and yacht finance and structured corporate lending.
In 2Q22, we recorded a release of provision for credit losses of CHF 11 million, compared to a release of provision for credit losses of CHF 24 million in 2Q21 and a provision for credit losses of CHF 24 million in 1Q22. 2Q22 included a release of non-specific provision overlays for expected credit losses of CHF 20 million relating to Russia’s invasion of Ukraine.
Total operating expenses
Compared to 2Q21, total operating expenses of CHF 1,373 million increased 18%, mainly driven by higher general and administrative expenses and higher compensation and benefits. General and administrative expenses of CHF 505 million increased 43%, mainly driven by higher allocated Group-wide technology, risk and compliance costs, a write-off of certain IT-related assets and higher litigation provisions, partially offset by lower professional services fees. Compensation and benefits of CHF 774 million increased 9%, mainly driven by higher allocated corporate function costs and higher salary expenses, primarily due to headcount-related growth investments.
Compared to 1Q22, total operating expenses decreased 9%, mainly reflecting lower general and administrative expenses, partially offset by higher compensation and benefits. General and administrative expenses decreased 24%, mainly reflecting lower litigation provisions, partially offset by the write-off of certain IT-related assets. Compensation and benefits increased 3%, primarily reflecting higher allocated corporate function costs and higher salary expenses, partially offset by lower discretionary compensation expenses.
Margins
Our gross margin was 73 basis points in 2Q22, a decrease of 28 basis points compared to 2Q21, driven by lower other revenues, lower recurring commissions and fees and lower transaction- and performance-based revenues, partially offset by an 8% decrease in average assets under management and higher net interest income. Compared to 1Q22, our gross margin was eight basis points higher, reflecting higher other revenues, higher net interest income and a 4% decrease in average assets under management, partially offset by lower transaction- and performance-based revenues and lower recurring commissions and fees.
> Refer to “Assets under management” for further information.
Our net margin was negative six basis points in 2Q22, a decrease of 46 basis points compared to 2Q21, mainly reflecting lower net revenues, primarily from the impact of our equity investment in Allfunds Group, and higher total operating expenses, partially offset by the 8% decrease in average assets under management. Compared to 1Q22, our net margin was 14 basis points higher, reflecting lower total operating expenses and higher net revenues, mainly from the impact of our equity investment in Allfunds Group, and lower provisions for credit losses.

Assets under management
As of the end of 2Q22, assets under management of CHF 661.5 billion were CHF 45.5 billion lower compared to the end of 1Q22, driven by unfavorable market movements, structural effects, including de-risking measures related to the sanctions imposed in connection with the Russian invasion of Ukraine, and net asset outflows of CHF 1.4 billion, partially offset by favorable foreign exchange-related movements. Net asset outflows of CHF 1.4 billion reflected outflows mainly from the Middle East and European businesses, including client deleveraging, partially offset by inflows from the Asia Pacific and Latin American businesses.
Assets under management
	in / end of			% change		in / end of		% change
	2Q22	1Q22	2Q21	QoQ	YoY	6M22	6M21	YoY
Assets under management (CHF billion)
Assets under management	661.5	707.0	769.4	(6.4)	(14.0)	661.5	769.4	(14.0)
Average assets under management	693.6	724.4	754.4	(4.3)	(8.1)	709.0	741.6	(4.4)
Assets under management by currency (CHF billion)
USD	323.2	344.0	369.8	(6.0)	(12.6)	323.2	369.8	(12.6)
EUR	120.8	133.4	155.8	(9.4)	(22.5)	120.8	155.8	(22.5)
CHF	69.3	75.8	75.7	(8.6)	(8.5)	69.3	75.7	(8.5)
Other	148.2	153.8	168.1	(3.6)	(11.8)	148.2	168.1	(11.8)
Assets under management	661.5	707.0	769.4	(6.4)	(14.0)	661.5	769.4	(14.0)
Growth in assets under management (CHF billion)
Net new assets	(1.4)	4.8	(6.5)	–	–	3.4	8.0	–
Other effects	(44.1)	(40.4)	18.9	–	–	(84.5)	54.5	–
of which market movements	(41.7)	(31.6)	27.5	–	–	(73.3)	34.4	–
of which foreign exchange	6.0	6.5	(6.3)	–	–	12.5	26.7	–
of which other	(8.4)	(15.3)	(2.3)	–	–	(23.7)	(6.6)	–
Growth/(decrease) in assets under management	(45.5)	(35.6)	12.4	–	–	(81.1)	62.5	–
Growth in assets under management (annualized) (%)
Net new assets	(0.8)	2.6	(3.4)	–	–	0.9	2.3	–
Other effects	(24.9)	(21.8)	10.0	–	–	(22.7)	15.4	–
Growth/(decrease) in assets under management (annualized)	(25.7)	(19.2)	6.6	–	–	(21.8)	17.7	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	0.8	0.1	2.9	–	–	–	–	–
Other effects	(14.8)	(6.7)	11.2	–	–	–	–	–
Growth/(decrease) in assets under management (rolling four-quarter average)	(14.0)	(6.6)	14.1	–	–	–	–	–

Investment Bank
In 2Q22, we reported a loss before taxes of CHF 1,116 million compared to CHF 16 million in 2Q21. Net revenues of CHF 1,109 million decreased 40% compared to 2Q21, reflecting significantly reduced capital markets revenues due to volatile market conditions, the impact of de-risking and reduced capital usage.
Results summary
2Q22 results
In 2Q22, we reported a loss before taxes of CHF 1,116 million compared to CHF 16 million in 2Q21. Net revenues of CHF 1,109 million decreased 40% compared to 2Q21, driven by significantly reduced capital markets revenues, including mark-to-market losses of CHF 235 million in leveraged finance, and lower fixed income sales and trading revenues, partially offset by increased equity sales and trading revenues, as 2Q21 included a loss of CHF 493 million related to Archegos in prime services. Total operating expenses of CHF 2,170 million increased 18% compared to 2Q21, mainly reflecting higher general and administrative expenses, primarily relating to higher litigation provisions, as well as higher compensation and benefits. Adjusted operating expenses increased 5% compared to 2Q21.
Compared to 1Q22, income before taxes decreased CHF 1,240 million. Net revenues decreased 43%, reflecting reduced capital markets and sales and trading revenues due to challenging operating conditions, including high levels of volatility and a decrease in client activity. We recorded provision for credit losses of CHF 55 million compared to a release of provision for credit losses of CHF 156 million in 1Q22, which included a release of CHF 155 million pertaining to an assessment of the future recoverability of receivables related to Archegos. Total operating expenses increased 10%, mainly reflecting higher general and administrative expenses, primarily relating to higher litigation provisions. Adjusted operating expenses decreased 2% compared to 1Q22.
Capital and leverage metrics
As of the end of 2Q22, RWA of USD 85.5 billion decreased USD 7.1 billion compared to the end of 1Q22, driven by business reductions, including the impact of resizing our prime services franchise and the benefit from hedges. The decrease also reflected a change in credit risk allocations as a result of a transfer of certain businesses between Wealth Management and the Investment Bank. Internal model and parameter updates in market risk decreased primarily driven by time series updates as COVID-19 volatility rolled out of the two-year VaR window. Leverage exposure of USD 349.0 billion decreased USD 15.0 billion compared to the end of 1Q22, primarily due to business reductions, particularly in prime services.
Divisional results
	in / end of			% change		in / end of		% change
	2Q22	1Q22	2Q21	QoQ	YoY	6M22	6M21	YoY
Statements of operations (CHF million)
Net revenues	1,109	1,938	1,844	(43)	(40)	3,047	5,728	(47)
Provision for credit losses	55	(156)	19	–	189	(101)	4,384	–
Compensation and benefits	1,090	1,098	992	(1)	10	2,188	1,967	11
General and administrative expenses	878	693	672	27	31	1,571	1,345	17
Commission expenses	119	143	148	(17)	(20)	262	312	(16)
Goodwill impairment	23	0	0	–	–	23	0	–
Restructuring expenses	60	36	29	67	107	96	46	109
Total other operating expenses	1,080	872	849	24	27	1,952	1,703	15
Total operating expenses	2,170	1,970	1,841	10	18	4,140	3,670	13
Income/(loss) before taxes	(1,116)	124	(16)	–	–	(992)	(2,326)	(57)
Economic profit	(1,220)	(297)	(467)	311	161	(1,517)	(2,661)	(43)
Statement of operations metrics
Return on regulatory capital (%)	(25.7)	2.8	(0.4)	–	–	(11.2)	(22.2)	–
Cost/income ratio (%)	195.7	101.7	99.8	–	–	135.9	64.1	–

Divisional results (continued)
	in / end of			% change		in / end of		% change
	2Q22	1Q22	2Q21	QoQ	YoY	6M22	6M21	YoY
Net revenue detail (CHF million)
Fixed income sales and trading	600	741	837	(19)	(28)	1,341	2,306	(42)
Equity sales and trading	330	504	(29)	(35)	–	834	908	(8)
Capital markets	38	430	913	(91)	(96)	468	2,157	(78)
Advisory and other fees	183	204	127	(10)	44	387	362	7
Other revenues [1]	(42)	59	(4)	–	–	17	(5)	–
Net revenues	1,109	1,938	1,844	(43)	(40)	3,047	5,728	(47)
Balance sheet statistics (CHF million)
Total assets	254,561	253,958	316,139	0	(19)	254,561	316,139	(19)
Net loans	29,253	26,725	23,358	9	25	29,253	23,358	25
Risk-weighted assets	81,722	85,464	88,709	(4)	(8)	81,722	88,709	(8)
Risk-weighted assets (USD)	85,517	92,632	95,834	(8)	(11)	85,517	95,834	(11)
Leverage exposure	333,473	335,763	378,173	(1)	(12)	333,473	378,173	(12)
Leverage exposure (USD)	348,958	363,921	408,549	(4)	(15)	348,958	408,549	(15)
1 Other revenues include treasury funding costs and changes in the carrying value of certain investments.
Reconciliation of adjustment items
	Investment Bank
in	2Q22	1Q22	2Q21	6M22	6M21
Results (CHF million)
Net revenues	1,109	1,938	1,844	3,047	5,728
Real estate (gains)/losses	0	(53)	0	(53)	0
Archegos	0	(17)	493	(17)	493
Adjusted net revenues	1,109	1,868	2,337	2,977	6,221
Provision for credit losses	55	(156)	19	(101)	4,384
Archegos	0	155	(70)	155	(4,500)
Adjusted provision for credit losses	55	(1)	(51)	54	(116)
Total operating expenses	2,170	1,970	1,841	4,140	3,670
Goodwill impairment	(23)	0	0	(23)	0
Restructuring expenses	(60)	(36)	(29)	(96)	(46)
Major litigation provisions	(191)	0	0	(191)	0
Expenses related to real estate disposals	(5)	(3)	0	(8)	(33)
Archegos	(13)	(11)	(31)	(24)	(31)
Adjusted total operating expenses	1,878	1,920	1,781	3,798	3,560
Income/(loss) before taxes	(1,116)	124	(16)	(992)	(2,326)
Adjusted income/(loss) before taxes	(824)	(51)	607	(875)	2,777
Adjusted economic profit	(1,001)	(428)	1	(1,429)	1,166
Adjusted return on regulatory capital (%)	(19.0)	(1.2)	12.3	(9.9)	27.9
Adjusted results are non-GAAP financial measures. Refer to “Reconciliation of adjustment items” in Credit Suisse for further information.
Results details
Fixed income sales and trading
In 2Q22, fixed income revenues of CHF 600 million decreased 28% compared to 2Q21, reflecting lower revenues across emerging markets, securitized products and global credit products, partially offset by increased macro revenues. Market conditions were characterized by continued geopolitical and macroeconomic uncertainties resulting in higher levels of volatility for equity and interest rates, widened credit spreads, high levels of inflation and increased energy prices. Emerging markets revenues decreased significantly, driven by lower trading and financing activity. Securitized products revenues decreased compared to a strong prior year, driven by reduced non-agency trading activity and lower asset finance revenues, partially offset by higher agency trading activity. In addition, global credit products revenues decreased, reflecting lower leveraged finance and investment grade trading revenues as lower primary issuance led to reduced trading volumes. These declines were partially offset by higher macro products revenues, driven by increased revenues in our foreign exchange and rates businesses due to increased client activity and high levels of volatility.

Compared to 1Q22, fixed income revenues decreased 19%, reflecting lower revenues across securitized products, global credit products and emerging markets and driven by a decrease in client activity. Securitized products revenues decreased, driven by reduced non-agency and agency trading activity. Global credit products revenues decreased, primarily due to lower leveraged finance trading activity driven by increased volatility. Emerging markets revenues decreased, driven by reduced financing activity across Latin America and Europe, Middle East and Africa (EMEA), partially offset by increased trading activity in EMEA. In addition, macro revenues decreased slightly as higher revenues in our foreign exchange business due to increased volatility were more than offset by reduced rates revenues in Asia.
Equity sales and trading
In 2Q22, equity sales and trading revenues of CHF 330 million increased significantly compared to negative revenues in 2Q21, which included a loss of CHF 493 million related to Archegos in prime services. Excluding this loss, equity sales and trading revenues declined 29% compared to 2Q21, reflecting lower prime services and cash equities results, partially offset by higher equity derivatives revenues. Excluding the Archegos loss in 2Q21, prime services revenues decreased, consistent with a decline in client balances, in light of our strategy to resize our franchise. In addition, cash equities revenues decreased due to lower secondary trading revenues, particularly in Europe. These declines were partially offset by higher equity derivatives revenues, reflecting increased flow and structured equity derivatives trading activity due to high levels of volatility.
Compared to 1Q22, equity sales and trading revenues decreased 35%, reflecting lower revenues across equity derivatives, prime services and cash equities trading activity and driven by a decrease in client activity. Equity derivatives revenues decreased, primarily driven by lower structured equity derivatives trading revenues. Prime services revenues declined significantly, consistent with a decline in client balances in light of our strategy to resize our franchise. In addition, cash equities revenues slightly decreased, primarily driven by reduced trading activity in EMEA, partially offset by higher trading revenues in Asia Pacific and the Americas.
Capital markets
In 2Q22, capital markets revenues of CHF 38 million decreased 96% compared to 2Q21, reflecting significantly lower street fees across products and challenging market conditions, including high levels of volatility. Debt capital markets revenues significantly decreased, reflecting reduced issuance activity, particularly in leveraged finance, and mark-to-market losses of CHF 235 million in leveraged finance due to challenging market conditions. In addition, equity capital markets revenues decreased compared to a strong prior year, driven by significantly lower initial public offering (IPO) and follow-on issuance activity.
Compared to 1Q22, capital markets revenues decreased 91%, driven by significantly lower debt capital markets activity, reflecting reduced leveraged finance issuance activity and the mark-to-market losses. In addition, equity capital markets revenues decreased, driven by lower IPO issuance activity due to high levels of market volatility.
Advisory and other fees
In 2Q22, advisory revenues of CHF 183 million increased 44% compared to 2Q21, driven by higher revenues from completed mergers and acquisitions (M&A) transactions.
Compared to 1Q22, advisory revenues decreased 10%, reflecting lower revenues from completed M&A transactions.
Provision for credit losses
In 2Q22, we recorded provision for credit losses of CHF 55 million compared to CHF 19 million in 2Q21 and compared to a release of provision for credit losses of CHF 156 million in 1Q22. The provision for credit losses in 2Q22 included higher non-specific provisions for expected credit losses. The provision for credit losses in 2Q21 was driven by a charge of CHF 70 million, or USD 77 million, related to Archegos, partially offset by the release of non-specific provisions for expected credit losses. 1Q22 included a release of CHF 155 million pertaining to an assessment of the future recoverability of receivables related to Archegos.
Total operating expenses
In 2Q22, total operating expenses of CHF 2,170 million increased 18% compared to 2Q21, primarily reflecting higher general and administrative expenses as well as higher compensation and benefits. General and administrative expenses of CHF 878 million increased 31%, primarily driven by higher litigation provisions, mainly in connection with a previously disclosed matter concerning compliance with records preservation requirements relating to business communications sent over unapproved electronic messaging channels. Compensation and benefits of CHF 1,090 million increased 10%, reflecting the impact of deferred fixed cash compensation granted to certain employees in the Americas and Asia Pacific, and higher allocated Group-wide technology, risk and compliance costs, partially offset by lower deferred compensation expenses from prior year awards. In 2Q22, we incurred restructuring expenses of CHF 60 million.
Compared to 1Q22, total operating expenses increased 10%, primarily reflecting higher general and administrative expenses. General and administrative expenses increased 27%, mainly due to the higher litigation provisions. Compensation and benefits were stable, as lower discretionary compensation expenses were offset by the impact of deferred fixed cash compensation granted to certain employees in the Americas and Asia Pacific.

Investment banking & capital markets fees
In order to reflect the performance and capabilities of the capital markets and advisory business and for enhanced comparability versus peers, the table below shows advisory, debt capital markets and equity capital markets fees in US dollar terms. Fees are defined as gross revenues generated from advisory and capital markets activity as well as derivatives in connection with such activity, before allocated funding costs, and excludes mark-to-market movements in debt underwriting, including leveraged finance.
	in			% change		in		% change
	2Q22	1Q22	2Q21	QoQ	YoY	6M22	6M21	YoY
Investment banking & capital markets fees (USD million)
Advisory	189	228	164	(17)	15	417	429	(3)
Debt capital markets [1]	182	347	545	(48)	(67)	529	1,244	(57)
Equity capital markets	80	117	488	(32)	(84)	197	1,139	(83)
Investment banking & capital markets fees	451	692	1,197	(35)	(62)	1,143	2,812	(59)
1 Excludes mark-to-market movements of USD (245) million in 2Q22, USD (2) million in 1Q22, USD 24 million in 2Q21, USD (247) million in 6M22 and USD 34 million in 6M21.

Swiss Bank
In 2Q22, we reported income before taxes of CHF 402 million and net revenues of CHF 1,050 million. Income before taxes decreased 10% and 15% compared to 2Q21 and 1Q22, respectively.
Results summary
2Q22 results
In 2Q22, income before taxes of CHF 402 million decreased 10% compared to 2Q21. Net revenues of CHF 1,050 million increased 3%, with increases across all major revenue categories. Other revenues in 2Q22 included gains on the sale of real estate of CHF 13 million and a loss on the equity investment in SIX of CHF 10 million. Provision for credit losses was CHF 18 million compared to a release of provision for credit losses of CHF 21 million in 2Q21. Total operating expenses of CHF 630 million increased 5%, mainly reflecting higher general and administrative expenses.
Compared to 1Q22, income before taxes decreased 15%. Net revenues decreased 5%, mainly driven by lower other revenues, partially offset by higher net interest income. Other revenues in 2Q22 included the gains on the sale of real estate and the loss on the equity investment in SIX. Other revenues in 1Q22 included gains on the sale of real estate of CHF 84 million. Provision for credit losses was CHF 18 million compared to CHF 23 million in 1Q22. Total operating expenses increased 2%, mainly reflecting higher general and administrative expenses, partially offset by lower compensation and benefits.
Capital and leverage metrics
As of the end of 2Q22, we reported RWA of CHF 71.6 billion, CHF 1.1 billion higher compared to the end of 1Q22, mainly related to internal model and parameter updates in credit risk as well as a foreign exchange impact. Leverage exposure of CHF 243.6 billion decreased CHF 4.1 billion compared to the end of 1Q22, primarily reflecting lower business usage.
Divisional results
	in / end of			% change		in / end of		% change
	2Q22	1Q22	2Q21	QoQ	YoY	6M22	6M21	YoY
Statements of operations (CHF million)
Net revenues	1,050	1,109	1,023	(5)	3	2,159	2,054	5
Provision for credit losses	18	23	(21)	(22)	–	41	5	–
Compensation and benefits	365	391	368	(7)	(1)	756	746	1
General and administrative expenses	229	193	195	19	17	422	375	13
Commission expenses	33	30	33	10	0	63	61	3
Restructuring expenses	3	1	3	200	–	4	10	(60)
Total other operating expenses	265	224	231	18	15	489	446	10
Total operating expenses	630	615	599	2	5	1,245	1,192	4
Income before taxes	402	471	445	(15)	(10)	873	857	2
Economic profit (CHF million)	101	154	129	(34)	(22)	255	234	9
Statement of operations metrics
Return on regulatory capital (%)	12.0	14.2	13.0	–	–	13.1	12.6	–
Cost/income ratio (%	60.0	55.5	58.6	–	–	57.7	58.0	–

Divisional results (continued)
	in / end of			% change		in / end of		% change
	2Q22	1Q22	2Q21	QoQ	YoY	6M22	6M21	YoY
Net revenue detail (CHF million)
Net interest income	595	576	578	3	3	1,171	1,169	0
Recurring commissions and fees	334	336	323	(1)	3	670	637	5
Transaction-based revenues	138	136	135	1	2	274	277	(1)
Other revenues	(17)	61	(13)	–	31	44	(29)	–
Net revenues	1,050	1,109	1,023	(5)	3	2,159	2,054	5
Balance sheet statistics (CHF million)
Total assets	219,151	222,152	226,268	(1)	(3)	219,151	226,268	(3)
Net loans	161,763	162,759	165,096	(1)	(2)	161,763	165,096	(2)
Risk-weighted assets	71,584	70,466	71,133	2	1	71,584	71,133	1
Leverage exposure	243,556	247,624	251,605	(2)	(3)	243,556	251,605	(3)
Client business volume (CHF billion)
Client assets [1]	664.1	707.9	711.6	(6)	(7)	664.1	711.6	(7)
Net loans	161.8	162.8	165.1	(1)	(2)	161.8	165.1	(2)
Client business volume	825.9	870.7	876.7	(5)	(6)	825.9	876.7	(6)
Margins on assets under management (annualized) (bp)
Gross margin [2]	74	75	71	–	–	75	72	–
Net margin [3]	28	32	31	–	–	30	30	–
Number of relationship managers
Number of relationship managers	1,680	1,680	1,670	0	1	1,680	1,670	1
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees, fees for general banking products and services and revenues from wealth structuring solutions. Transaction-based revenues arise primarily from brokerage fees, fees from foreign exchange client transactions, trading and sales income, equity participations income and other transaction-based income. Other revenues include fair value gains/(losses) on synthetic securitized loan portfolios and other gains and losses.

1
Client assets is a broader measure than assets under management as it includes transactional accounts and assets under custody (assets held solely for transaction-related or safekeeping/custody purposes) and assets of corporate clients and public institutions used primarily for cash management or transaction-related purposes.

2 Net revenues divided by average assets under management.
3 Income before taxes divided by average assets under management.
Reconciliation of adjustment items
	Swiss Bank
in	2Q22	1Q22	2Q21	6M22	6M21
Results (CHF million)
Net revenues	1,050	1,109	1,023	2,159	2,054
Real estate (gains)/losses	(13)	(84)	(4)	(97)	(4)
(Gain)/loss on equity investment in SIX Group AG	10	(3)	0	7	0
Adjusted net revenues	1,047	1,022	1,019	2,069	2,050
Provision for credit losses	18	23	(21)	41	5
Total operating expenses	630	615	599	1,245	1,192
Restructuring expenses	(3)	(1)	(3)	(4)	(10)
Expenses related to real estate disposals	–	–	(4)	–	(4)
Adjusted total operating expenses	627	614	592	1,241	1,178
Income before taxes	402	471	445	873	857
Adjusted income before taxes	402	385	448	787	867
Adjusted economic profit	101	90	130	191	241
Adjusted return on regulatory capital (%)	12.0	11.6	13.1	11.8	12.8
Adjusted results are non-GAAP financial measures. Refer to “Reconciliation of adjustment items” in Credit Suisse for further information.

Results details
Net revenues
Compared to 2Q21, net revenues of CHF 1,050 million increased 3%, with increases across all major revenue categories. Net interest income of CHF 595 million increased 3%, primarily driven by higher deposit margins on stable average deposit volumes, partially offset by significantly lower treasury revenues. Recurring commissions and fees of CHF 334 million increased 3%, mainly driven by higher revenues from our investment in Swisscard and higher fees from lending activities, partially offset by lower investment product management fees. Transaction-based revenues of CHF 138 million increased 2%, mainly driven by higher fees from foreign exchange client business, partially offset by losses on equity investments. Other revenues in 2Q22 included the gains on the sale of real estate and the loss on the equity investment in SIX.
Compared to 1Q22, net revenues decreased 5%, mainly driven by lower other revenues, partially offset by higher net interest income. Other revenues in 2Q22 included the gains on the sale of real estate and the loss on the equity investment in SIX. Other revenues in 1Q22 included gains on the sale of real estate of CHF 84 million. Net interest income increased 3%, mainly reflecting higher deposit margins on slightly lower average deposit volumes, partially offset by lower treasury revenues. Recurring commissions and fees were stable, with lower banking services fees, lower investment advisory fees and lower discretionary mandate management fees, offset by higher revenues from our investment in Swisscard. Transaction-based revenues were stable, with higher equity participations income, offset by losses on equity investments.
Provision for credit losses
The loan portfolio is substantially comprised of residential mortgages in Switzerland, loans secured by real estate, securities and other financial collateral as well as unsecured loans to commercial clients and, to a lesser extent, consumer finance loans.
In 2Q22, we recorded provision for credit losses of CHF 18 million compared to a release of provision for credit losses of CHF 21 million in 2Q21 and provision for credit losses of CHF 23 million in 1Q22. The provisions in 2Q22 included CHF 13 million related to the sanctions imposed in connection with the Russian invasion of Ukraine as well as provisions related to our consumer finance business.
Total operating expenses
Compared to 2Q21, total operating expenses of CHF 630 million increased 5%, mainly reflecting higher general and administrative expenses. General and administrative expenses of CHF 229 million increased 17%, mainly driven by higher allocated Group-wide technology, risk and compliance costs as well as higher advertising and marketing expenses. Compensation and benefits of CHF 365 million were stable, with lower allocated corporate function costs, lower discretionary compensation expenses and lower social security expenses, offset by higher deferred compensation expenses from prior-year awards.
Compared to 1Q22, total operating expenses increased 2%, mainly reflecting higher general and administrative expenses, partially offset by lower compensation and benefits. General and administrative expenses increased 19%, mainly driven by higher allocated corporate function costs as well as higher advertising and marketing expenses. Compensation and benefits decreased 7%, primarily reflecting lower allocated corporate function costs.
Margins
Our gross margin was 74 basis points in 2Q22, an increase of three basis points compared to 2Q21, primarily reflecting higher net interest income, a 1.6% decrease in average assets under management and higher recurring commissions and fees. Compared to 1Q22, our gross margin was one basis point lower, mainly driven by lower other revenues, partially offset by a 3.2% decrease in average assets under management and higher net interest income.
> Refer to “Assets under management” for further information.
Our net margin was 28 basis points in 2Q22, a decrease of three basis points compared to 2Q21, driven by higher provision for credit losses and higher total operating expenses, partially offset by higher net revenues. Compared to 1Q22, our net margin was four basis points lower, mainly driven by lower net revenues.
Assets under management
As of the end of 2Q22, assets under management of CHF 544.5 billion were CHF 38.0 billion lower compared to the end of 1Q22, driven by unfavorable market movements and net asset outflows. Net asset outflows of CHF 1.6 billion were mainly driven by outflows in our institutional clients business.

Assets under management
	in / end of			% change		in / end of		% change
	2Q22	1Q22	2Q21	QoQ	YoY	6M22	6M21	YoY
Assets under management (CHF billion)
Assets under management	544.5	582.5	588.2	(6.5)	(7.4)	544.5	588.2	(7.4)
Average assets under management	569.4	588.1	578.6	(3.2)	(1.6)	578.8	569.1	1.7
Assets under management by currency (CHF billion)
USD	56.8	61.1	67.6	(7.0)	(16.0)	56.8	67.6	(16.0)
EUR	22.3	25.4	25.0	(12.2)	(10.8)	22.3	25.0	(10.8)
CHF	457.7	487.6	484.3	(6.1)	(5.5)	457.7	484.3	(5.5)
Other	7.7	8.4	11.3	(8.3)	(31.9)	7.7	11.3	(31.9)
Assets under management	544.5	582.5	588.2	(6.5)	(7.4)	544.5	588.2	(7.4)
Growth in assets under management (CHF billion)
Net new assets	(1.6)	6.0	0.7	–	–	4.4	4.5	–
Other effects	(36.4)	(21.4)	16.3	–	–	(57.8)	32.7	–
of which market movements	(37.8)	(22.9)	16.6	–	–	(60.7)	28.3	–
of which foreign exchange	1.4	0.1	(1.2)	–	–	1.5	3.8	–
of which other	0.0	1.4	0.9	–	–	1.4	0.6	–
Growth/(decrease) in assets under management	(38.0)	(15.4)	17.0	–	–	(53.4)	37.2	–
Growth in assets under management (annualized) (%)
Net new assets	(1.1)	4.0	0.5	–	–	1.5	1.6	–
Other effects	(25.0)	(14.3)	11.4	–	–	(19.4)	11.9	–
Growth/(decrease) in assets under management (annualized)	(26.1)	(10.3)	11.9	–	–	(17.9)	13.5	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	1.0	1.4	2.4	–	–	–	–	–
Other effects	(8.4)	0.6	11.8	–	–	–	–	–
Growth/(decrease) in assets under management (rolling four-quarter average)	(7.4)	2.0	14.2	–	–	–	–	–

Asset Management
In 2Q22, we reported income before taxes of CHF 30 million and net revenues of CHF 311 million. Income before taxes decreased 75% and 43% compared to 2Q21 and 1Q22, respectively.
Results summary
2Q22 results
In 2Q22, we reported income before taxes of CHF 30 million, which decreased 75% compared to 2Q21, driven by reduced net revenues, partially offset by lower total operating expenses. Net revenues of CHF 311 million decreased 25% compared to 2Q21, driven in particular by lower performance, transaction and placement revenues and reduced management fees. Total operating expenses of CHF 279 million decreased 6% compared to 2Q21, reflecting reduced compensation and benefits, general and administrative expenses and commission expenses.
Compared to 1Q22, income before taxes decreased 43%, reflecting lower net revenues, partially offset by lower total operating expenses. Net revenues decreased 14%, driven primarily by lower performance, transaction and placement revenues and reduced management fees. Total operating expenses decreased 9%, reflecting reduced general and administrative expenses, compensation and benefits and commission expenses.
Capital and leverage metrics
As of the end of 2Q22, we reported RWA of CHF 8.6 billion, an increase of CHF 0.5 billion compared to the end of 1Q22. Leverage exposure of CHF 2.9 billion increased CHF 0.1 billion compared to the end of 1Q22.
Divisional results
	in / end of			% change		in / end of		% change
	2Q22	1Q22	2Q21	QoQ	YoY	6M22	6M21	YoY
Statements of operations (CHF million)
Net revenues	311	361	417	(14)	(25)	672	817	(18)
Provision for credit losses	2	0	1	–	100	2	1	100
Compensation and benefits	158	165	167	(4)	(5)	323	322	0
General and administrative expenses	96	114	100	(16)	(4)	210	186	13
Commission expenses	24	29	27	(17)	(11)	53	54	(2)
Restructuring expenses	1	0	2	–	(50)	1	3	(67)
Total other operating expenses	121	143	129	(15)	(6)	264	243	9
Total operating expenses	279	308	296	(9)	(6)	587	565	4
Income before taxes	30	53	120	(43)	(75)	83	251	(67)
Economic profit (CHF million)	9	28	74	(68)	(88)	37	158	(77)
Statement of operations metrics
Return on regulatory capital (%)	14.1	25.9	48.1	–	–	19.8	51.2	–
Cost/income ratio (%)	89.7	85.3	71.0	–	–	87.4	69.2	–

Divisional results (continued)
	in / end of			% change		in / end of		% change
	2Q22	1Q22	2Q21	QoQ	YoY	6M22	6M21	YoY
Net revenue detail (CHF million)
Management fees	258	272	285	(5)	(9)	530	564	(6)
Performance, transaction and placement revenues	5	46	79	(89)	(94)	51	171	(70)
Investment and partnership income	48	43	53	12	(9)	91	82	11
Net revenues	311	361	417	(14)	(25)	672	817	(18)
of which recurring commissions and fees	259	272	285	(5)	(9)	531	565	(6)
of which transaction- and performance-based revenues	73	79	128	(8)	(43)	152	225	(32)
of which other revenues	(21)	10	4	–	–	(11)	27	–
Balance sheet statistics (CHF million)
Total assets	3,785	3,659	3,806	3	(1)	3,785	3,806	(1)
Risk-weighted assets	8,580	8,107	10,172	6	(16)	8,580	10,172	(16)
Leverage exposure	2,886	2,792	2,969	3	(3)	2,886	2,969	(3)
Management fees include fees on assets under management and asset administration revenues. Performance revenues relate to the performance or return of the funds being managed and includes investment-related gains and losses from proprietary funds. Transaction fees relate to the acquisition and disposal of investments in the funds being managed. Placement revenues arise from our third-party private equity fundraising activities and secondary private equity market advisory services. Investment and partnership income includes equity participation income from seed capital returns and from minority investments in third-party asset managers, income from strategic partnerships and distribution agreements and other revenues.

Reconciliation of adjustment items
	Asset Management
in	2Q22	1Q22	2Q21	6M22	6M21
Results (CHF million)
Net revenues	311	361	417	672	817
Real estate (gains)/losses	0	(2)	0	(2)	0
Adjusted net revenues	311	359	417	670	817
Provision for credit losses	2	0	1	2	1
Total operating expenses	279	308	296	587	565
Restructuring expenses	(1)	0	(2)	(1)	(3)
Expenses related to real estate disposals	0	0	0	0	(1)
Adjusted total operating expenses	278	308	294	586	561
Income before taxes	30	53	120	83	251
Adjusted income before taxes	31	51	122	82	255
Adjusted economic profit	10	27	76	37	162
Adjusted return on regulatory capital (%)	14.6	25.3	49.1	19.8	52.1
Adjusted results are non-GAAP financial measures. Refer to “Reconciliation of adjustment items” in Credit Suisse for further information.
Results detail
Net revenues
Compared to 2Q21, net revenues of CHF 311 million decreased 25%, reflecting lower performance, transaction and placement revenues, management fees and investment and partnership income. Performance, transaction and placement revenues of CHF 5 million decreased 94%, mainly reflecting investment-related losses in 2Q22, and lower performance fees and placement fees. Performance fees in 2Q21 benefitted in particular from the sale of a private equity investment in a fund. Management fees of CHF 258 million decreased 9%, reflecting a combination of lower average assets under management and increased investor bias towards passive products. Investment and partnership income of CHF 48 million decreased 9%, mainly due to lower equity participation income, partially offset by increased investment related gains related to a single investment.
Compared to 1Q22, net revenues decreased 14% driven by lower performance, transaction and placement revenues and lower management fees, partially offset by increased investment and partnership income. Performance, transaction and placement revenues decreased 89%, primarily driven by higher investment-related losses and lower performance fees. Management fees decreased 5%, mainly reflecting lower average assets under management. Investment and partnership income increased 12%, mainly due to higher investment-related gains and equity participation income, partially offset by reduced performance fees.

Total operating expenses
Compared to 2Q21, total operating expenses of CHF 279 million decreased 6%, driven by lower compensation and benefits, general and administrative expenses and commission expenses. Compensation and benefits of CHF 158 million decreased 5%, reflecting higher salary expenses in 2Q21, primarily due to the departure of an alternative investment fund team and the sale of a private equity investment in a fund, partially offset by higher deferred compensation expenses from prior-year awards in 2Q22. General and administrative expenses of CHF 96 million decreased 4%, mainly driven by lower professional services fees, reflecting the release of certain expense provisions relating to the wind down and administration of the SCFF, partially offset by higher allocated Group-wide technology, risk and compliance costs.
Compared to 1Q22, total operating expenses decreased 9%, driven by reduced general and administrative expenses, compensation and benefits and commission expenses. General and administrative expenses decreased 16%, mainly driven by lower professional services fees, reflecting the release of certain expense provisions relating to the wind down and administration of the SCFF. Compensation and benefits decreased 4%, primarily driven by reduced discretionary compensation expenses, partially offset by increased deferred compensation expenses from prior-year awards.
Assets under management
As of the end of 2Q22, assets under management of CHF 427.0 billion were CHF 35.0 billion lower compared to the end of 1Q22, mainly reflecting unfavorable market movements. Net asset outflows of CHF 6.1 billion were driven by outflows from traditional investments, primarily related to outflows in fixed income and index solutions, and alternative investments, primarily related to outflows in credit and commodities, partially offset by inflows from investments and partnerships, primarily related to an emerging markets joint venture. We have suffered and may continue to suffer reputational harm attributable, at least in part, to recent events, which, together with the declining market environment, has contributed to a slowdown in net new asset generation and is expected to continue to negatively affect our ability to generate net new assets.
Assets under management
	in / end of			% change		in / end of			% change
	2Q22	1Q22	2Q21	QoQ	YoY	6M22	6M21		YoY
Assets under management (CHF billion)
Traditional investments	261.7	291.5	303.0	(10.2)	(13.6)	261.7	303.0		(13.6)
Alternative investments	111.2	116.9	117.4	(4.9)	(5.3)	111.2	117.4		(5.3)
Investments and partnerships	54.1	53.6	51.0	0.9	6.1	54.1	51.0		6.1
Assets under management	427.0	462.0	471.4	(7.6)	(9.4)	427.0	471.4		(9.4)
Average assets under management	449.9	467.8	460.9	(3.8)	(2.4)	458.8	455.7		0.7
Assets under management by currency (CHF billion)
USD	105.1	114.0	128.0	(7.8)	(17.9)	105.1	128.0		(17.9)
EUR	46.4	52.9	59.0	(12.3)	(21.4)	46.4	59.0		(21.4)
CHF	215.4	234.7	229.2	(8.2)	(6.0)	215.4	229.2		(6.0)
Other	60.1	60.4	55.2	(0.5)	8.9	60.1	55.2		8.9
Assets under management	427.0	462.0	471.4	(7.6)	(9.4)	427.0	471.4		(9.4)
Growth in assets under management (CHF billion)
Net new assets [1]	(6.1)	(0.6)	1.3	–	–	(6.7)	11.6		–
Other effects	(28.9)	(14.2)	12.1	–	–	(43.1)	19.5		–
of which market movements	(30.3)	(15.0)	14.2	–	–	(45.3)	19.7		–
of which foreign exchange	1.4	1.7	(2.1)	–	–	3.1	10.1		–
of which other	0.0	(0.9)	0.0	–	–	(0.9)	(10.3)	[2]	–
Growth/(decrease) in assets under management	(35.0)	(14.8)	13.4	–	–	(49.8)	31.1		–
Growth in assets under management (annualized) (%)
Net new assets	(5.3)	(0.5)	1.1	–	–	(2.8)	5.3		–
Other effects	(25.0)	(11.9)	10.6	–	–	(18.1)	8.8		–
Growth/(decrease) in assets under management (annualized)	(30.3)	(12.4)	11.7	–	–	(20.9)	14.1		–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	(0.8)	0.8	5.4	–	–	–	–		–
Other effects	(8.6)	0.1	5.8	–	–	–	–		–
Growth/(decrease) in assets under management (rolling four-quarter average)	(9.4)	0.9	11.2	–	–	–	–		–
1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.
2 Includes CHF 7.9 billion relating to the exit of our supply chain finance funds business.

Corporate Center
In 2Q22, we reported a loss before taxes of CHF 393 million compared to CHF 506 million in 2Q21 and CHF 719 million in 1Q22.
Corporate Center composition
Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group, including costs associated with the evolution of our legal entity structure to meet developing and future regulatory requirements, and certain other expenses and revenues that have not been allocated to the segments. Corporate Center further includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.
Treasury results include the impact of volatility in the valuations of certain central funding transactions such as structured notes issuances and swap transactions. Treasury results also include additional interest charges from transfer pricing to align funding costs to assets held in the Corporate Center and legacy funding costs. The Asset Resolution Unit is separately presented within our Corporate Center disclosures, including related asset funding costs. Certain activities not linked to the underlying portfolio, such as legacy funding costs, legacy litigation provisions, a specific client compliance function and noncontrolling interests without significant economic interest are recorded in the Corporate Center and are not reflected in the Asset Resolution Unit. Other revenues primarily include required elimination adjustments associated with trading in own shares, treasury commissions charged to divisions, the cost of certain hedging transactions executed in connection with the Group’s RWA and valuation hedging impacts from long-dated legacy deferred compensation and retirement programs mainly relating to former employees.
Compensation and benefits include fair value adjustments on certain deferred compensation plans not allocated to the segments and fair value adjustments on certain other long-dated legacy deferred compensation and retirement programs mainly relating to former employees.
Results summary
2Q22 results
In 2Q22, we reported a loss before taxes of CHF 393 million compared to losses before taxes of CHF 506 million in 2Q21 and CHF 719 million in 1Q22. Negative net revenues of CHF 91 million in 2Q22 were primarily driven by negative treasury results. Total operating expenses of CHF 302 million were primarily driven by litigation provisions of CHF 243 million.
Corporate Center results
	in / end of			% change		in / end of		% change
	2Q22	1Q22	2Q21	QoQ	YoY	6M22	6M21	YoY
Statements of operations (CHF million)
Treasury results	(155)	(254)	(116)	(39)	34	(409)	13	–
Asset Resolution Unit	22	39	(43)	(44)	–	61	(76)	–
Other	42	42	65	0	(35)	84	143	(41)
Net revenues	(91)	(173)	(94)	(47)	(3)	(264)	80	–
Provision for credit losses	0	(1)	0	100	–	(1)	(10)	(90)
Compensation and benefits	5	55	122	(91)	(96)	60	157	(62)
General and administrative expenses	297	486	269	(39)	10	783	371	111
Commission expenses	(1)	7	19	–	–	6	37	(84)
Restructuring expenses	1	(1)	2	–	(50)	0	(1)	100
Total other operating expenses	297	492	290	(40)	2	789	407	94
Total operating expenses	302	547	412	(45)	(27)	849	564	51
Income/(loss) before taxes	(393)	(719)	(506)	(45)	(22)	(1,112)	(474)	135
of which Asset Resolution Unit	(7)	10	(79)	–	(91)	3	(147)	–
Balance sheet statistics (CHF million)
Total assets	44,481	55,529	52,482	(20)	(15)	44,481	52,482	(15)
Risk-weighted assets	50,398	48,780	47,526	3	6	50,398	47,526	6
Leverage exposure	48,298	58,384	57,159	(17)	(16)	48,298	57,159	(16)

Reconciliation of adjustment items
	Corporate Center
in	2Q22	1Q22	2Q21	6M22	6M21
Results (CHF million)
Net revenues	(91)	(173)	(94)	(264)	80
Provision for credit losses	0	(1)	0	(1)	(10)
Total operating expenses	302	547	412	849	564
Restructuring expenses	(1)	1	(2)	0	1
Major litigation provisions	(227)	(423)	(208)	(650)	(223)
Adjusted total operating expenses	74	125	202	199	342
Income/(loss) before taxes	(393)	(719)	(506)	(1,112)	(474)
Adjusted income/(loss) before taxes	(165)	(297)	(296)	(462)	(252)
Adjusted results are non-GAAP financial measures. Refer to “Reconciliation of adjustment items” in Credit Suisse for further information.
Capital and leverage metrics
As of the end of 2Q22, we reported RWA of CHF 50.4 billion, an increase of CHF 1.6 billion compared to the end of 1Q22, primarily driven by the foreign exchange impact. Leverage exposure was CHF 48.3 billion as of the end of 2Q22, a decrease of CHF 10.1 billion compared to the end of 1Q22, mainly due to an accounting change and a decrease in our centrally held balance of HQLA.
> Refer to “Certain accounting changes” in Note 1 – Summary of significant accounting policies in III – Condensed consolidated financial statements – unaudited for further information on the accounting change.
Results details
Net revenues
In 2Q22, we reported negative net revenues of CHF 91 million compared to negative net revenues of CHF 94 million in 2Q21 and CHF 173 million in 1Q22.
Negative treasury results of CHF 155 million in 2Q22 primarily reflected losses of CHF 69 million relating to fair value money market instruments, losses of CHF 66 million with respect to structured notes volatility and losses of CHF 19 million relating to fair value option volatility on own debt. In 2Q21, negative treasury results of CHF 116 million primarily reflected losses of CHF 63 million relating to hedging volatility and losses of CHF 52 million with respect to structured notes volatility. In 1Q22, negative treasury results of CHF 254 million primarily reflected losses of CHF 77 million relating to hedging volatility, losses of CHF 58 million relating to fair value option volatility on own debt, losses of CHF 50 million with respect to structured notes volatility, losses of CHF 38 million relating to fair value money market instruments and losses of CHF 30 million relating to funding activities, excluding Asset Resolution Unit-related asset funding costs.
In the Asset Resolution Unit, we reported net revenues of CHF 22 million in 2Q22 compared to negative net revenues of CHF 43 million in 2Q21 and net revenues of CHF 39 million in 1Q22. Compared to 2Q21, the movement was driven by higher revenues from portfolio assets and lower asset funding costs. Compared to 1Q22, the movement was driven by lower revenues from portfolio assets and higher asset funding costs.
In 2Q22, other revenues of CHF 42 million decreased CHF 23 million compared to 2Q21, mainly reflecting the negative valuation impact from long-dated legacy deferred compensation and retirement programs, partially offset by the elimination of gains from trading in own shares. Compared to 1Q22, other revenues were stable.
Total operating expenses
Total operating expenses of CHF 302 million decreased CHF 110 million compared to 2Q21, mainly reflecting a decrease in compensation and benefits, partially offset by an increase in general and administrative expenses. Compensation and benefits decreased CHF 117 million, mainly driven by decreases in deferred compensation expenses from prior-year awards and expenses for long-dated legacy deferred compensation and retirement programs. General and administrative expenses of CHF 297 million increased CHF 28 million, reflecting higher litigation provisions. 2Q22 included litigation provisions of CHF 243 million, mainly related to legacy legal matters, compared to CHF 223 million in 2Q21.
Compared to 1Q22, total operating expenses decreased CHF 245 million, mainly reflecting decreases in general and administrative expenses and compensation and benefits. General and administrative expenses decreased CHF 189 million, mainly reflecting lower litigation provisions. 1Q22 included litigation provisions of CHF 435 million, mainly legacy litigation provisions in connection with mortgage-related matters. Compensation and benefits decreased CHF 50 million, mainly driven by decreases in deferred compensation expenses from prior-year awards and in discretionary compensation expenses.

Asset Resolution Unit
	in / end of			% change		in / end of		% change
	2Q22	1Q22	2Q21	QoQ	YoY	6M22	6M21	YoY
Statements of operations (CHF million)
Revenues from portfolio assets	46	61	3	(25)	–	107	17	–
Asset funding costs	(24)	(22)	(46)	9	(48)	(46)	(93)	(51)
Net revenues	22	39	(43)	(44)	–	61	(76)	–
Provision for credit losses	0	(1)	0	100	–	(1)	(1)	0
Compensation and benefits	15	15	19	0	(21)	30	38	(21)
General and administrative expenses	13	14	16	(7)	(19)	27	31	(13)
Commission expenses	1	1	1	0	0	2	3	(33)
Total other operating expenses	14	15	17	(7)	(18)	29	34	(15)
Total operating expenses	29	30	36	(3)	(19)	59	72	(18)
Income/(loss) before taxes	(7)	10	(79)	–	(91)	3	(147)	–
Balance sheet statistics (CHF million)
Total assets	9,995	9,982	11,631	0	(14)	9,995	11,631	(14)
Risk-weighted assets (USD) [1]	6,021	6,845	8,037	(12)	(25)	6,021	8,037	(25)
Leverage exposure (USD)	15,279	15,765	18,649	(3)	(18)	15,279	18,649	(18)
1 Risk-weighted assets excluding operational risk were USD 5,403 million, USD 6,227 million and USD 7,047 million as of the end of 2Q22, 1Q22 and 2Q21, respectively.

Assets under management
As of the end of 2Q22, assets under management were CHF 1,453.9 billion, 6.5% lower compared to the end of 1Q22 with net asset outflows of CHF 7.7 billion in 2Q22.
Assets under management
Assets under management comprise assets that are placed with us for investment purposes and include discretionary and advisory counterparty assets. Discretionary assets are assets for which the client fully transfers the discretionary power to a Credit Suisse entity with a management mandate. Discretionary assets are reported in the business in which the advice is provided as well as in the business in which the investment decisions take place. Assets managed by the Asset Management division for other businesses are reported in each applicable business and eliminated at the Group level. Advisory assets include assets placed with us where the client is provided access to investment advice but retains discretion over investment decisions.
Assets under management and net new assets include assets managed by consolidated entities, joint ventures and strategic participations. Assets from joint ventures and participations are counted in proportion to our share in the respective entity.
Net new assets
Net new assets include individual cash payments, delivery of securities and cash flows resulting from loan increases or repayments.
Interest and dividend income credited to clients and commissions, interest and fees charged for banking services as well as changes in assets under management due to currency and market volatility are not taken into account when calculating net new assets. Any such changes are not directly related to the Group’s success in acquiring assets under management. Similarly, structural effects mainly relate to asset inflows and outflows due to acquisition or divestiture, exit from businesses or markets or exits due to new regulatory requirements and are not taken into account when calculating net new assets. The Group reviews relevant policies regarding client assets on a regular basis.
> Refer to “Note 39 – Assets under management” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2021 for further information.
Assets under management and client assets
	end of			% change
	2Q22	1Q22	2Q21	QoQ	YoY
Assets under management (CHF billion)
Wealth Management	661.5	707.0	769.4	(6.4)	(14.0)
Swiss Bank	544.5	582.5	588.2	(6.5)	(7.4)
Asset Management	427.0	462.0	471.4	(7.6)	(9.4)
Assets managed across businesses [1]	(179.1)	(196.6)	(197.0)	(8.9)	(9.1)
Assets under management	1,453.9	1,554.9	1,632.0	(6.5)	(10.9)
of which discretionary assets	478.8	514.0	524.3	(6.8)	(8.7)
of which advisory assets	975.1	1,040.9	1,107.7	(6.3)	(12.0)
Client assets (CHF billion) [2]
Wealth Management	880.4	942.7	1,048.4	(6.6)	(16.0)
Swiss Bank	664.1	707.9	711.6	(6.2)	(6.7)
Asset Management	427.0	462.0	471.4	(7.6)	(9.4)
Assets managed across businesses	(179.1)	(196.6)	(197.0)	(8.9)	(9.1)
Client assets	1,792.4	1,916.0	2,034.4	(6.5)	(11.9)
1 Represents assets managed by Asset Management for the other businesses.
2
Client assets is a broader measure than assets under management as it includes transactional accounts and assets under custody (assets held solely for transaction-related or safekeeping/custody purposes) and assets of corporate clients and public institutions used primarily for cash management or transaction-related purposes.

2Q22 results
As of the end of 2Q22, assets under management of CHF 1,453.9 billion decreased CHF 101.0 billion compared to the end of 1Q22. The decrease was driven by unfavorable market movements, structural effects and net asset outflows of CHF 7.7 billion, partially offset by foreign exchange-related movements. Structural effects included certain de-risking measures, outflows and reclassifications of CHF 7.2 billion related to the sanctions imposed in connection with the Russian invasion of Ukraine.
Net asset outflows of CHF 7.7 billion in 2Q22 mainly reflected outflows across the following businesses. Net asset outflows of CHF 6.1 billion in Asset Management were driven by outflows from traditional investments, primarily related to outflows in fixed income and index solutions, and alternative investments, primarily related to outflows in credit and commodities, partially offset by inflows from investments and partnerships, primarily related to an emerging markets joint venture. Net asset outflows of CHF 1.6 billion in Swiss Bank were mainly driven by outflows in the institutional clients business. Net asset outflows of CHF 1.4 billion in Wealth Management reflected outflows mainly from the Middle East and European businesses, including client deleveraging, partially offset by inflows from the Asia Pacific and Latin American businesses.
> Refer to “Wealth Management”, “Swiss Bank” and “Asset Management” for further information.
Assets under management by region
	end of			% change
	2Q22	1Q22	2Q21	QoQ	YoY
Assets under management (CHF billion)
Switzerland	951.9	1,030.0	1,046.1	(7.6)	(9.0)
EMEA	274.5	300.2	337.5	(8.6)	(18.7)
Asia Pacific	260.3	266.2	288.3	(2.2)	(9.7)
Americas	146.3	155.1	157.1	(5.7)	(6.9)
Assets managed across regions	(179.1)	(196.6)	(197.0)	(8.9)	(9.1)
Assets under management	1,453.9	1,554.9	1,632.0	(6.5)	(10.9)
Growth in assets under management
in	2Q22	1Q22	2Q21	6M22	6M21
Net new assets (CHF billion)
Wealth Management	(1.4)	4.8	(6.5)	3.4	8.0
Swiss Bank	(1.6)	6.0	0.7	4.4	4.5
Asset Management [1]	(6.1)	(0.6)	1.3	(6.7)	11.6
Assets managed across businesses [2]	1.4	(2.3)	(0.2)	(0.9)	(0.4)
Net new assets	(7.7)	7.9	(4.7)	0.2	23.7
Other effects (CHF billion)
Wealth Management	(44.1)	(40.4)	18.9	(84.5)	54.5
Swiss Bank	(36.4)	(21.4)	16.3	(57.8)	32.7
Asset Management	(28.9)	(14.2)	12.1	(43.1)	19.5
Assets managed across businesses [2]	16.1	9.0	(6.6)	25.1	(10.3)
Other effects	(93.3)	(67.0)	40.7	(160.3)	96.4
of which market movements	(93.3)	(60.6)	51.3	(153.9)	72.3
of which foreign exchange	8.4	8.3	(9.2)	16.7	39.4
of which other [3]	(8.4)	(14.7)	(1.4)	(23.1)	(15.3)
Growth in assets under management (CHF billion)
Wealth Management	(45.5)	(35.6)	12.4	(81.1)	62.5
Swiss Bank	(38.0)	(15.4)	17.0	(53.4)	37.2
Asset Management [1]	(35.0)	(14.8)	13.4	(49.8)	31.1
Assets managed across businesses [2]	17.5	6.7	(6.8)	24.2	(10.7)
Growth/(decrease) in assets under management	(101.0)	(59.1)	36.0	(160.1)	120.1
1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.
2 Represents assets managed by Asset Management for the other businesses.
3 Includes structural effects of CHF 7.2 billion and CHF 10.4 billion in 2Q22 and 1Q22, respectively, related to the sanctions imposed in connection with the Russian invasion of Ukraine.

Growth in assets under management (continued)
in	2Q22	1Q22	2Q21	6M22	6M21
Net new assets (annualized) (%)
Wealth Management	(0.8)	2.6	(3.4)	0.9	2.3
Swiss Bank	(1.1)	4.0	0.5	1.5	1.6
Asset Management [1]	(5.3)	(0.5)	1.1	(2.8)	5.3
Assets managed across businesses [2]	(2.8)	4.5	0.4	0.9	0.4
Net new assets	(2.0)	2.0	(1.2)	0.0	3.1
Other effects (annualized) (%)
Wealth Management	(24.9)	(21.8)	10.0	(22.7)	15.4
Swiss Bank	(25.0)	(14.3)	11.4	(19.4)	11.9
Asset Management	(25.0)	(11.9)	10.6	(18.1)	8.8
Assets managed across businesses [2]	(32.8)	(17.7)	13.9	(24.7)	11.1
Other effects	(24.0)	(16.6)	10.2	(19.8)	12.8
Growth in assets under management (annualized) (%)
Wealth Management	(25.7)	(19.2)	6.6	(21.8)	17.7
Swiss Bank	(26.1)	(10.3)	11.9	(17.9)	13.5
Asset Management [1]	(30.3)	(12.4)	11.7	(20.9)	14.1
Assets managed across businesses [2]	(35.6)	(13.2)	14.3	(23.8)	11.5
Growth/(decrease) in assets under management	(26.0)	(14.6)	9.0	(19.8)	15.9
Growth in net new assets (rolling four-quarter average) (%)
Wealth Management	0.8	0.1	2.9	–	–
Swiss Bank	1.0	1.4	2.4	–	–
Asset Management [1]	(0.8)	0.8	5.4	–	–
Assets managed across businesses [2]	0.3	1.2	2.8	–	–
Net new assets	0.5	0.7	3.5	–	–
1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.
2 Represents assets managed by Asset Management for the other businesses.
Net new assets by region
in	2Q22	1Q22	2Q21	6M22	6M21
Net new assets (CHF billion)
Switzerland	(6.0)	10.0	1.6	4.0	12.9
EMEA	(3.1)	0.2	(1.9)	(2.9)	4.8
Asia Pacific	2.3	2.5	(7.0)	4.8	0.9
Americas	(2.3)	(2.5)	2.8	(4.8)	5.5
Assets managed across regions	1.4	(2.3)	(0.2)	(0.9)	(0.4)
Net new assets	(7.7)	7.9	(4.7)	0.2	23.7

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II – Treasury, risk, balance sheet and off-balance sheet
Liquidity and funding management
Capital management
Risk management
Balance sheet and off-balance sheet

Liquidity and funding management
In 2Q22, we maintained a strong liquidity and funding position. The majority of our unsecured funding was generated from core customer deposits and long-term debt.
Liquidity management
We primarily focus our issuance strategy on offering long-term debt securities at the Group level for funding and capital purposes. We also issue short and medium-term debt securities at the Bank level for funding diversification. Our primary source of liquidity is funding through consolidated entities. Proceeds from issuances are lent to operating subsidiaries and affiliates on both a senior and subordinated basis, as needed; the latter typically to meet going and gone concern capital requirements and the former as desired by management to support business initiatives and liquidity needs.
Our liquidity and funding profile reflects our strategy and risk appetite and is driven by business activity levels and the overall operating environment. We have adapted our liquidity and funding profile to reflect lessons learned from the financial crisis, the subsequent changes in our business strategy and regulatory developments. We have been an active participant in regulatory and industry forums to promote best practice standards on quantitative and qualitative liquidity management. Our internal liquidity risk management framework is subject to review and monitoring by Swiss Financial Market Supervisory Authority FINMA (FINMA), other regulators and rating agencies.
> Refer to “Liquidity and funding management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2021 for further information.
Regulatory framework
BIS liquidity framework
The Basel Committee on Banking Supervision (BCBS) established the Basel framework for liquidity risk measurement, standards and monitoring. The Basel framework includes a liquidity coverage ratio (LCR) and a net stable funding ratio (NSFR). Credit Suisse is subject to the Basel framework, as implemented in Switzerland, as well as Swiss legislation and regulations for systemically important banks.
The LCR addresses liquidity risk over a 30-day period. The LCR aims to ensure that banks have unencumbered high-quality liquid assets (HQLA) available to meet short-term liquidity needs under a severe stress scenario. The LCR is comprised of two components, the value of HQLA in stressed conditions and the total net cash outflows calculated according to specified scenario parameters. Under the BCBS framework, the minimum required ratio of liquid assets over net cash outflows is 100%.
The NSFR establishes criteria for a minimum amount of stable funding based on the liquidity of a bank’s on- and off-balance sheet activities over a one-year horizon. The NSFR is a complementary measure to the LCR and is structured to ensure that illiquid assets are funded with an appropriate amount of stable long-term funds. The NSFR is defined as the ratio of available stable funding over the amount of required stable funding and, once implemented by national regulators, should always be at least 100%.
Swiss liquidity requirements
The Swiss Federal Council adopted a liquidity ordinance (Liquidity Ordinance) that implements Basel liquidity requirements into Swiss law. Under the Liquidity Ordinance, banks are subject to a minimum LCR requirement of 100% at all times and the associated disclosure requirements.
Since July 1, 2021, banks have been subject to a minimum NSFR requirement of 100% at all times and the associated disclosure requirements. Based on the Liquidity Ordinance, Credit Suisse AG (Bank parent company) is allowed to fulfill the minimum NSFR of 100% by taking into consideration any excess funding of Credit Suisse (Schweiz) AG on a stand-alone basis, and the Bank parent company has an NSFR requirement of at least 80% without taking into consideration any such excess funding. Credit Suisse (Schweiz) AG must always fulfill the NSFR of at least 100% on a stand-alone basis.
> Refer to credit-suisse.com/regulatory disclosures for additional information.
Our liquidity principles and our liquidity risk management framework as agreed with FINMA are in line with the Basel III liquidity framework.
Regulatory developments
On June 3, 2022, the Swiss Federal Council adopted amendments to the Liquidity Ordinance. The revision is intended to ensure that systemically important banks in Switzerland hold sufficient liquidity to absorb liquidity shocks and cover their liquidity requirements in the event of restructuring or liquidation. It considers liquidity risks over a 90-day time horizon that are not covered or not sufficiently covered by the 30-days stress scenario of the LCR. The revised special liquidity requirements for systemically important banks provide for both basic and institution-specific requirements, the latter being determined by FINMA. The special liquidity requirements shall be covered by eligible assets, which include, but are not limited to, available HQLA over and above the LCR requirements and a certain portion of mortgage receivables that are eligible collateral under the SNB emergency liquidity assistance. The revisions will increase the regulatory minimum liquidity requirements for Credit Suisse. The amended Liquidity

Ordinance came into force on July 1, 2022 and will be applicable on January 1, 2024. The revised Liquidity Ordinance will not require any external disclosure of the revised special liquidity requirements for systemically important banks.
Liquidity risk management
Our liquidity and funding policy is designed to ensure that funding is available to meet all obligations in times of stress, whether caused by market events or issues specific to Credit Suisse. We achieve this through a conservative asset/liability management strategy aimed at maintaining long-term funding, including stable deposits, in excess of illiquid assets. To address short-term liquidity stress, we maintain a liquidity pool, as described below, that covers unexpected outflows in the event of severe market and idiosyncratic stress. Our liquidity risk parameters reflect various liquidity stress assumptions that we believe are conservative. We manage our liquidity profile at a sufficient level such that, in the event we are unable to access unsecured funding, we expect to have sufficient liquidity to sustain operations for a period of time in excess of our minimum limit. This includes potential currency mismatches, which are not deemed to be a major risk but are monitored and subject to limits, particularly in the significant currencies of euro, Japanese yen, pound sterling, Swiss franc and US dollar.
> Refer to “Liquidity risk management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2021 for further information on our approach to liquidity risk management, governance and contingency planning.
Liquidity metrics
Liquidity pool
Treasury manages a sizeable portfolio of HQLA comprised of cash held at central banks and securities. A portion of the liquidity pool is generated through reverse repurchase agreements with top-rated counterparties. We are mindful of potential credit risk and therefore focus our liquidity holdings strategy on cash held at central banks and highly rated government bonds and on short-term reverse repurchase agreements. These government bonds are eligible as collateral for liquidity facilities with various central banks including the SNB, the Fed, the ECB and the BoE. Our direct exposure on these bonds is limited to highly liquid, top-rated sovereign entities or fully guaranteed agencies of sovereign entities. The liquidity pool may be used to meet the liquidity requirements of our operating companies. All securities, including those obtained from reverse repurchase agreements, are subject to a stress level haircut in our barometer to reflect the risk that emergency funding may not be available at market value in a stress scenario.
We centrally manage this liquidity pool and hold it at our main operating entities. Holding securities in these entities ensures that we can make liquidity and funding available to local entities in need without delay.
As of the end of 2Q22, our liquidity pool managed by Treasury and the global liquidity group had an average HQLA value of CHF 232.3 billion. The liquidity pool consisted of CHF 140.9 billion of cash held at major central banks, primarily the SNB, the ECB and the Fed, and CHF 91.5 billion market value of securities issued by governments and government agencies, primarily from the US and the UK.
In addition to the above-mentioned liquidity pool, there is also a portfolio of unencumbered liquid assets managed by the businesses, primarily in the Investment Bank division, in cooperation with the global liquidity group. These assets generally include high-grade bonds and highly liquid equity securities that form part of major indices. In coordination with the businesses and the global liquidity group, Treasury can access these assets to generate liquidity if required. As of the end of 2Q22, this portfolio of liquid assets had a market value of CHF 20.3 billion, consisting of CHF 14.9 billion of high-grade bonds and CHF 5.4 billion of highly liquid equity securities. Under our internal model, an average stress-level haircut of 7% is applied to these assets. The haircuts applied to this portfolio reflect our assessment of overall market risk at the time of measurement, potential monetization capacity taking into account increased haircuts, market volatility and the quality of the relevant securities.
Liquidity pool – Group
	2Q22					1Q22	4Q21
average	Swiss franc	US dollar	Euro	Other currencies	Total	Total	Total
Liquid assets (CHF million)
Cash held at central banks	65,039	33,617	37,589	4,610	140,855	140,785	143,936
Securities	10,592	55,596	8,133	17,149	91,470	81,373	85,975
Liquid assets [1]	75,631	89,213	45,722	21,759	232,325	222,158	229,911
Calculated using a three-month average, which is calculated on a daily basis.
1 Reflects a pre-cancellation view.

Liquidity Coverage Ratio
Our calculation methodology for the LCR is prescribed by the Liquidity Ordinance and the FINMA 2015/2 Circular “Liquidity risks – banks,” as amended (Liquidity Circular), and uses a three-month average that is measured using daily calculations during the quarter. The FINMA calculation of HQLA takes into account a cancellation mechanism (post-cancellation view) and is therefore not directly comparable to the assets presented in the financial statements that could potentially be monetized under a severe stress scenario. The cancellation mechanism effectively excludes the impact of certain secured financing transactions from available HQLA and simultaneously adjusts the level of net cash outflows calculated. Application of the cancellation mechanism adjusts both the numerator and denominator of the LCR calculation, meaning that the impact is mostly neutral on the LCR itself.
Our HQLA measurement methodology excludes potentially eligible HQLA available for use by entities of the Group in certain jurisdictions that may not be readily accessible for use by the Group as a whole. These HQLA eligible amounts may be restricted for reasons such as local regulatory requirements, including large exposure requirements, or other binding constraints that could limit the transferability to other Group entities in other jurisdictions.
On this basis, the level of our LCR was 191% as of the end of 2Q22, a decrease from 196% as of the end of 1Q22, representing an average HQLA of CHF 234.9 billion and average net cash outflows of CHF 123.3 billion. The ratio reflects a conservative liquidity position, including ensuring that the Group’s branches and subsidiaries meet applicable local liquidity requirements.
The decrease in the LCR in 2Q22 reflected an increase in net cash outflows, which was partially offset by a higher level of average HQLA. The increase in net cash outflows primarily resulted from a decrease in net cash inflows associated with secured wholesale funding and secured lending activities, and an increase in cash outflows from unsecured wholesale funding, driven by increases in non-operational deposits in unsecured debt. The higher level of HQLA reflected an increase in the amount of securities held during the period.
Liquidity coverage ratio – Group
	2Q22				1Q22		4Q21
average	Unweighted value	[1]	Weighted value	[2]	Weighted value	[2]	Weighted value	[2]
High-quality liquid assets (CHF million)
High-quality liquid assets [3]	–		234,931		225,572		227,193
Cash outflows (CHF million)
Retail deposits and deposits from small business customers	158,341		19,346		19,675		19,555
Unsecured wholesale funding	251,286		94,915		91,890		95,093
Secured wholesale funding	69,902		16,284		19,376		29,344
Additional requirements	165,896		36,740		36,060		35,640
Other contractual funding obligations	65,729		65,729		65,548		85,492
Other contingent funding obligations	203,947		2,334		2,498		3,663
Total cash outflows	–		235,348		235,047		268,787
Cash inflows (CHF million)
Secured lending	48,973		19,009		27,618		40,049
Inflows from fully performing exposures	52,755		24,293		25,946		28,270
Other cash inflows	68,734		68,734		66,614		88,312
Total cash inflows	170,462		112,036		120,178		156,631
Liquidity coverage ratio
High-quality liquid assets (CHF million)	–		234,931		225,572		227,193
Net cash outflows (CHF million)	–		123,312		114,869		112,156
Liquidity coverage ratio (%)	–		191		196		203
Calculated using a three-month average, which is calculated on a daily basis.
1 Calculated as outstanding balances maturing or callable within 30 days.
2 Calculated after the application of haircuts for high-quality liquid assets or inflow and outflow rates.
3 Consists of cash and eligible securities as prescribed by FINMA and reflects a post-cancellation view.

Net Stable Funding Ratio
Our calculation methodology for the NSFR is prescribed by the Liquidity Ordinance and the Liquidity Circular including associated disclosure requirements. At the end of 2Q22, the level of our NSFR was 132%, an increase from 128% as of end of 1Q22, representing available stable funding (ASF) of CHF 428.8 billion and required stable funding (RSF) of CHF 325.8 billion.
The increase in the NSFR compared to 1Q22 reflected a decrease in RSF, partially offset by a decrease in ASF. The decrease in RSF was mainly attributable to a decrease in our trading inventory (non-HQLA securities), our derivatives portfolio, our loan portfolio and our reverse repurchase transactions backed by non-HQLA, partially offset by an increase caused by our year-to-date loss. The decrease in ASF was primarily a result of a decrease in deposits, mainly from retail clients and non-financial corporates as well as a decrease in long term debt, partially offset by an increase in capital.
Net stable funding ratio - Group
end of	2Q22	1Q22
Net stable funding ratio
Available stable funding (CHF million)	428,764	430,894
Required stable funding (CHF million)	325,767	335,546
Net stable funding ratio (%)	132	128
Funding management
Funding sources
We fund our balance sheet primarily through core customer deposits, long-term debt, including structured notes, and shareholders’ equity. We monitor the funding sources, including their concentrations against certain limits, according to their counterparty, currency, tenor, geography and maturity, and whether they are secured or unsecured.
Our balance sheet funding structure diagram is aligned with the NSFR framework. Loans, which comprise the largest component of our illiquid assets, are funded by our core customer deposits, with an excess coverage of 29% as of the end of 2Q22, stable compared to the end of 1Q22. We fund other illiquid assets, including real estate, private equity and other long-term investments as well as the haircut for the illiquid portion of securities, with long-term debt and equity, in which we try to maintain a substantial funding buffer.
Our core customer deposits totaled CHF 387 billion as of the end of 2Q22, compared to CHF 389 billion as of the end of 1Q22, reflecting a small decrease in our customer deposit base in the private banking and corporate & institutional banking businesses in 2Q22, mainly driven by a decrease in demand deposits, partially offset by an increase in time deposits. Core customer deposits are from clients with whom we have a broad and long-standing relationship. Core customer deposits exclude deposits from banks and certificates of deposit. We place a priority on maintaining and growing customer deposits, as they have proven to be a stable and resilient source of funding even in difficult market conditions. Our core customer deposit funding is supplemented by the issuance of long-term debt.
> Refer to the chart “Balance sheet funding structure” and “Balance sheet” in Balance sheet and off-balance sheet for further information.

Debt issuances and redemptions
As of the end of 2Q22, we had outstanding long-term debt of CHF 158.0 billion, which included senior and subordinated instruments. We had CHF 41.9 billion and CHF 16.4 billion of structured notes and covered bonds outstanding, respectively, as of the end of 2Q22 compared to CHF 42.1 billion and CHF 15.8 billion, respectively, as of the end of 1Q22.
> Refer to “Issuances and redemptions” in Capital management for information on capital issuances, including buffer and progressive capital instruments.
Short-term borrowings as shown in the balance sheet funding structure diagram increased 2% to CHF 46.5 billion as of the end of 2Q22, compared to CHF 45.9 billion as of the end of 1Q22.
The following table provides information on long-term debt issuances, maturities and redemptions in 2Q22, excluding structured notes.
> Refer to “Debt issuances and redemptions” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Liquidity and funding management in the Credit Suisse Annual Report 2021 for further information.
Debt issuances and redemptions
in 2Q22	Senior	Senior bail-in	Sub- ordinated	Long-term debt
Long-term debt (CHF billion, notional value)
Issuances	4.8	0.0	1.6	6.4
of which unsecured	4.2	0.0	1.6	5.8
of which secured	0.6	0.0	0.0	0.6
Maturities / Redemptions	(3.0)	(3.0)	0.0	(6.0)
of which unsecured	(3.0)	(3.0)	0.0	(6.0)
of which secured	0.0	0.0	0.0	0.0
Excludes structured notes.
Credit ratings
A downgrade in credit ratings could reduce our access to capital markets, increase our borrowing costs, require us to post additional collateral or allow counterparties to terminate transactions under certain of our trading and collateralized financing and derivative contracts. This, in turn, could reduce our liquidity and negatively impact our operating results and financial position. Our internal liquidity barometer takes into consideration contingent events associated with a two-notch downgrade in our credit ratings. The maximum impact of a simultaneous one, two or three-notch downgrade by all three major rating agencies in the Bank’s long-term debt ratings would result in additional collateral requirements or assumed termination payments under certain derivative instruments of CHF 0.1 billion, CHF 0.6 billion and CHF 0.8 billion, respectively, as of the end of 2Q22, and would not be material to our liquidity and funding planning. If the downgrade does not involve all three rating agencies, the impact may be smaller. In May 2022, Standard and Poor’s Global Ratings downgraded the long-term issuer credit ratings of Credit Suisse Group AG and Credit Suisse AG, and Fitch Ratings downgraded the long-term issuer default ratings of Credit Suisse Group AG and Credit Suisse AG, in each case by one notch. The outlook on these ratings has been revised from “negative” to “stable”. Also in May 2022, Moody’s Investors Service affirmed the senior unsecured debt ratings of Credit Suisse Group AG and the long-term senior unsecured debt and deposit ratings of Credit Suisse AG, but the outlook on these ratings has been revised from “stable” to “negative”.
> Refer to “Credit ratings” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Liquidity and funding management in the Credit Suisse Annual Report 2021 for further information relating to credit ratings and additional risks relating to derivative instruments.

Capital management
As of the end of 2Q22, our BIS CET1 ratio was 13.5%, our BIS CET1 leverage ratio was 4.3% and our tier 1 leverage ratio was 6.1%.
Regulatory framework
Credit Suisse is subject to the Basel framework, as implemented in Switzerland, as well as Swiss legislation and regulations for systemically important banks, which include capital, liquidity, leverage and large exposure requirements and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency. Our capital metrics fluctuate during any reporting period in the ordinary course of business.
> Refer to “Regulatory framework” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management in the Credit Suisse Annual Report 2021 for further information on BIS and Swiss requirements.
BIS requirements
The BCBS, the standard setting committee within the BIS, issued the Basel framework, with higher minimum capital requirements and conservation and countercyclical buffers, revised risk-based capital measures, a leverage ratio and liquidity standards. The framework was designed to strengthen the resilience of the banking sector and requires banks to hold more capital, mainly in the form of common equity.
Swiss requirements
The legislation implementing the Basel framework in Switzerland in respect of capital requirements for systemically important banks, including Credit Suisse, goes beyond the Basel minimum standards for systemically important banks.
Under the Capital Adequacy Ordinance, Swiss banks classified as systemically important banks operating internationally, such as Credit Suisse, are subject to two different minimum requirements for loss-absorbing capacity: such banks must hold sufficient capital that absorbs losses to ensure continuity of service (going concern requirement), and they must issue sufficient debt instruments to fund an orderly resolution without recourse to public resources (gone concern requirement).
Going concern capital and gone concern capital together form our total loss-absorbing capacity (TLAC). The going concern and gone concern requirements are generally aligned with the Financial Stability Board’s total loss-absorbing capacity standard.
Additionally, there are FINMA decrees that apply to Credit Suisse, as a systemically important bank operating internationally, including capital adequacy requirements as well as liquidity and risk diversification requirements.
Credit Suisse AG – parent company
Credit Suisse AG (Bank parent company)’s Swiss CET1 ratio decreased from 11.8% as of 1Q22 to 11.4% as of the end of 2Q22, primarily driven by net losses and an adverse foreign exchange impact, despite capital distributions from its UK participations.
In addition to the capital distributions already received in 2022, further significant capital distributions to the Bank parent company are expected from the US and UK participations by the end of 2022, subject to regulatory approval.
> Refer to “FINMA decrees” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management – Swiss requirements in the Credit Suisse Annual Report 2021 for further information.

Other regulatory disclosures
In connection with the Basel framework, certain regulatory disclosures for the Group and certain of its subsidiaries are required. The Group’s Pillar 3 disclosure, regulatory disclosures, additional information on capital instruments, including the main features and terms and conditions of regulatory capital instruments and total loss-absorbing capacity-eligible instruments that form part of the eligible capital base and total loss-absorbing capacity resources, global systemically important bank financial indicators, reconciliation requirements, leverage ratios and certain liquidity disclosures as well as regulatory disclosures for subsidiaries can be found on our website.
> Refer to “credit-suisse.com/regulatorydisclosures” for additional information.
Swiss capital and leverage requirements for Credit Suisse
Effective as of the end of 2Q22	Capital ratio	Leverage ratio
Capital components (%)
CET1 – minimum	4.5	1.5
Additional tier 1 – maximum	3.5	1.5
Minimum component	8.0	3.0
CET1 – minimum	5.14	1.875
Additional tier 1 – maximum	0.8	0.0
Buffer component	5.94	1.875
Going concern	13.94	4.875
of which base requirement	12.86	4.5
of which surcharge	1.08	0.375
Gone concern	13.94	4.875
of which base requirement	12.86	4.5
of which surcharge	1.08	0.375
Total loss-absorbing capacity	27.88	9.75
Reflects the updated capital and leverage requirements, effective June 30, 2022, resulting from the annual assessment of surcharges.
Does not include the FINMA Pillar 2 capital add-on of CHF 1.9 billion relating to the supply chain finance funds matter, the effects of the countercyclical buffers and any rebates for resolvability and for certain tier 2 low-trigger instruments recognized in gone concern capital.
As of the end of 2Q22, for the Group, the rebates for resolvability and for certain tier 2 low-trigger instruments for the capital ratios were 2.937% and 0.438%, respectively, and for the Bank, they were 2.937% and 0.439%, respectively. For the Group, the rebates for resolvability and for certain tier 2 low-trigger instruments for leverage ratios were 1.031% and 0.14%, respectively, and for the Bank, they were 1.031% and 0.138%, respectively. Net of these rebates, the gone concern ratio for capital and leverage for the Group were 10.565% and 3.704%, respectively, and for the Bank they were 10.564% and 3.705%, respectively.

Regulatory developments
In July 2022, FINMA communicated the results of its annual assessment of surcharges for the Group’s market share in Switzerland. In accordance with this assessment, effective June 30, 2022, the Group’s surcharge relating to the capital ratio decreased from 0.72% to 0.36% and the surcharge relating to the leverage ratio decreased from 0.25% to 0.125%. This results in a revised going concern and gone concern requirement of 13.94%, in each case, for the capital ratio and 4.875%, in each case, for the leverage ratio, excluding rebates for resolvability. The table “Swiss capital and leverage requirements for Credit Suisse” has been updated to reflect the results of the annual assessment of surcharges.
In March 2022, FINMA published the results of its annual assessment of the recovery and resolution planning of the Swiss systemically important financial institutions. In accordance with this assessment, effective July 1, 2022, the Group would be eligible for the maximum potential rebates for resolvability relating to the gone concern requirement. Considering the lower surcharge for the Group’s market share in Switzerland, effective July 1, 2022, the rebate for resolvability relating to the capital ratio is 3.338%, and relating to the leverage ratio is 1.125%, for the Group and the Bank.
> Refer to the table “Swiss capital and leverage requirements for Credit Suisse”.
Capital instruments
Higher Trigger Capital Amount
The capital ratio write-down triggers for certain of our outstanding capital instruments take into account the fact that other outstanding capital instruments that contain relatively higher capital ratios as part of their trigger feature are expected to convert into equity or be written down prior to the write-down of such capital instruments. The amount of additional capital that is expected to be contributed by such conversion into equity or write-down is referred to as the Higher Trigger Capital Amount.
With respect to the capital instruments that specify a trigger event if the CET1 ratio were to fall below 5.125%, the Higher Trigger Capital Amount was CHF 11.2 billion and the Higher Trigger Capital Ratio (i.e., the ratio of the Higher Trigger Capital Amount to the aggregate of all RWA of the Group) was 4.1%, both as of the end of 2Q22.
With respect to the capital instruments that specify a trigger event if the CET1 ratio were to fall below 5%, the Higher Trigger Capital Amount was CHF 15.7 billion and the Higher Trigger Capital Ratio was 5.7%, both as of the end of 2Q22.
> Refer to the table “BIS capital metrics” for further information on the BIS metrics used to calculate such measures.
> Refer to “Higher Trigger Capital Amount” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management – Capital instruments in the Credit Suisse Annual Report 2021 for further information on the Higher Trigger Capital Amount.

Issuances and redemptions
	Currency	Par value at issuance (million)	Coupon rate (%)	Description	Year of maturity
Issuances – bail-in instruments
Second quarter of 2022	JPY	5,000	1.1	Senior notes	2028
Issuances – capital instruments
Second quarter of 2022	USD	1,650	9.75	Contingent capital notes	–
Redemptions – bail-in instruments
Second quarter of 2022	USD	100	floating rate	Senior notes	2023	[1]
	EUR	2,250	1.25	Senior notes	2022
	GBP	600	3.0	Senior notes	2022
Redemptions – capital instruments
Second quarter of 2022	USD	1,500	7.125	Contingent capital notes	2022	[2]
1 On March 22, 2022, the Group elected to call the notes on the optional call date, April 9, 2022.
2 On June 17, 2022, the Group elected to call the notes on the optional call date, July 29, 2022.
BIS capital metrics
BIS capital metrics – Group
				% change
end of	2Q22	1Q22	4Q21	QoQ
Capital and risk-weighted assets (CHF million)
CET1 capital	37,049	37,713	38,529	(2)
Tier 1 capital	52,736	53,204	54,373	(1)
Total eligible capital	53,217	53,676	54,852	(1)
Risk-weighted assets	274,442	273,043	267,787	1
Capital ratios (%)
CET1 ratio	13.5	13.8	14.4	–
Tier 1 ratio	19.2	19.5	20.3	–
Total capital ratio	19.4	19.7	20.5	–
Eligible capital – Group
					% change
end of	2Q22	1Q22	4Q21		QoQ
Eligible capital (CHF million)
Total shareholders' equity	45,842	44,442	43,954		3
Adjustments
Regulatory adjustments [1]	(175)	70	157		–
Goodwill [2]	(2,953)	(2,909)	(2,893)		2
Other intangible assets [2]	(49)	(49)	(50)		0
Deferred tax assets that rely on future profitability	(1,124)	(1,307)	(881)		(14)
Shortfall of provisions to expected losses	(249)	(254)	(220)		(2)
(Gains)/losses due to changes in own credit on fair-valued liabilities	(1,536)	1,065	2,144		–
Defined benefit pension assets [2]	(3,463)	(3,403)	(3,280)		2
Investments in own shares	(79)	(523)	(477)		(85)
Other adjustments [3]	835	581	75		44
Total adjustments	(8,793)	(6,729)	(5,425)		31
CET1 capital	37,049	37,713	38,529		(2)
High-trigger capital instruments (7% trigger)	11,223	11,135	11,399		1
Low-trigger capital instruments (5.125% trigger)	4,464	4,356	4,445		2
Additional tier 1 capital	15,687	15,491	15,844		1
Tier 1 capital	52,736	53,204	54,373		(1)
Tier 2 low-trigger capital instruments (5% trigger)	481	472	479		2
Tier 2 capital	481	472	479	[4]	2
Total eligible capital	53,217	53,676	54,852	[4]	(1)
1 Includes certain adjustments, such as a cumulative dividend accrual.
2 Net of deferred tax liability.
3 Includes reversals of cash flow hedge reserves.
4
Amounts are shown on a look-through basis. Certain tier 2 instruments were subject to phase out and are no longer eligible as of January 1, 2022. As of 4Q21, total eligible capital was CHF 55,074 million, including CHF 222 million of such instruments, and the total capital ratio was 20.6%.

2Q22 Capital movement – Group
CET1 capital (CHF million)
Balance at beginning of period	37,713
Net income/(loss) attributable to shareholders	(1,593)
Foreign exchange impact [1]	734
Regulatory adjustment of deferred tax assets relating to net operating losses	209
Other	(14)
Balance at end of period	37,049
Additional tier 1 capital (CHF million)
Balance at beginning of period	15,491
Foreign exchange impact	498
Issuances	1,602
Redemptions	(1,439)
Other [2]	(465)
Balance at end of period	15,687
Tier 2 capital (CHF million)
Balance at beginning of period	472
Foreign exchange impact	17
Other	(8)
Balance at end of period	481
Eligible capital (CHF million)
Balance at end of period	53,217
1 Includes US GAAP cumulative translation adjustments and the foreign exchange impact on regulatory CET1 adjustments.
2 Primarily reflects valuation impacts.
Our CET1 ratio was 13.5% as of the end of 2Q22 compared to 13.8% as of the end of 1Q22. Our tier 1 ratio was 19.2% as of the end of 2Q22 compared to 19.5% as of the end of 1Q22. Our total capital ratio was 19.4% as of the end of 2Q22 compared to 19.7% as of the end of 1Q22. The decrease in the capital ratios was due to increased RWA and lower capital balances.
CET1 capital was CHF 37.0 billion as of the end of 2Q22, a 2% decrease compared to CHF 37.7 billion as of the end of 1Q22, mainly due to the net loss attributable to shareholders, partially offset by a positive foreign exchange impact and a regulatory adjustment of deferred tax assets on net operating losses (NOL). Additional tier 1 capital was CHF 15.7 billion as of the end of 2Q22, stable compared to the end of 1Q22, reflecting issuances of CHF 1.6 billion offset by redemptions of CHF 1.4 billion and valuation impacts. Tier 2 capital was CHF 481 million as of the end of 2Q22, a 2% increase compared to the end of 1Q22. Total eligible capital was CHF 53.2 billion as of the end of 2Q22, stable compared to the end of 1Q22.
Risk-weighted assets
Our balance sheet positions and off-balance sheet exposures translate into RWA, which are categorized as credit, market and operational RWA. When assessing RWA, it is not the nominal size, but rather the nature (including risk mitigation such as collateral or hedges) of the balance sheet positions or off-balance sheet exposures that determines the RWA.
> Refer to “Risk-weighted assets” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management in the Credit Suisse Annual Report 2021 for a detailed discussion of RWA.
For capital purposes, FINMA, in line with BIS requirements, uses a multiplier to impose an increase in market risk capital for every regulatory value-at-risk (VaR) backtesting exception above four in the prior rolling 12-month period. In 2Q22, our market risk capital multiplier remained at FINMA and BIS minimum levels and we did not experience an increase in market risk capital.
> Refer to “Market risk” in Risk management for further information.
RWA were CHF 274.4 billion as of the end of 2Q22, stable compared to the end of 1Q22, as the foreign exchange impact was offset by movements in risk levels and internal model and parameter updates in the Investment Bank.
Excluding the foreign exchange impact, the decrease in credit risk was primarily driven by movements in risk levels attributable to book size, mainly due to a decrease in lending exposures in Wealth Management and Swiss Bank, a decrease in derivatives and security financing exposures in Investment Bank, including the impact of resizing our prime services franchise, and a decrease in our equity exposures relating to our investment in Allfunds Group in Wealth Management. The reduction in risk levels in the Investment Bank and the increase in Wealth Management also reflected a change in allocations as a result of a transfer of certain businesses between the divisions.
Excluding the foreign exchange impact, the decrease in market risk was primarily driven by internal model and parameter updates mainly reflecting time series updates as COVID-19 volatility rolled out of the two-year VaR window.
Excluding the foreign exchange impact, the operationalrisk was stable.

Risk-weighted asset movement by risk type – Group
2Q22	Wealth Management	Investment Bank	Swiss Bank	Asset Management	Corporate Center	Total
Credit risk (CHF million)
Balance at beginning of period	40,780	56,687	63,550	6,017	18,175	185,209
Foreign exchange impact	347	1,381	212	150	350	2,440
Movements in risk levels	577	(4,277)	(67)	255	266	(3,246)
of which credit risk – book size [1]	104	(4,022)	(452)	163	158	(4,049)
of which credit risk – book quality [2]	473	(255)	385	92	108	803
Model and parameter updates – internal [3]	1	14	502	0	5	522
Model and parameter updates – external [4]	315	107	148	0	0	570
Balance at end of period	42,020	53,912	64,345	6,422	18,796	185,495
Market risk (CHF million)
Balance at beginning of period	3,142	12,063	37	72	2,093	17,407
Foreign exchange impact	114	430	1	(12)	90	623
Movements in risk levels	(165)	(395)	78	12	(149)	(619)
Model and parameter updates – internal [3]	(29)	(1,411)	(2)	(4)	36	(1,410)
Balance at end of period	3,062	10,687	114	68	2,070	16,001
Operational risk (CHF million)
Balance at beginning of period	16,304	16,714	6,879	2,018	28,512	70,427
Foreign exchange impact	583	598	246	72	1,020	2,519
Movements in risk levels	189	(189)	0	0	0	0
Balance at end of period	17,076	17,123	7,125	2,090	29,532	72,946
Total (CHF million)
Balance at beginning of period	60,226	85,464	70,466	8,107	48,780	273,043
Foreign exchange impact	1,044	2,409	459	210	1,460	5,582
Movements in risk levels	601	(4,861)	11	267	117	(3,865)
Model and parameter updates – internal [3]	(28)	(1,397)	500	(4)	41	(888)
Model and parameter updates – external [4]	315	107	148	0	0	570
Balance at end of period	62,158	81,722	71,584	8,580	50,398	274,442
1 Represents changes in portfolio size.
2 Represents changes in average risk weighting across credit risk classes.
3 Represents movements arising from internally driven updates to models and recalibrations of model parameters specific only to Credit Suisse.
4 Represents movements arising from externally mandated updates to models and recalibrations of model parameters specific only to Credit Suisse.
Risk-weighted assets – Group
end of	Wealth Management	Investment Bank	Swiss Bank	Asset Management	Corporate Center	Group
2Q22 (CHF million)
Credit risk	42,020	53,912	64,345	6,422	18,796	185,495
Market risk	3,062	10,687	114	68	2,070	16,001
Operational risk	17,076	17,123	7,125	2,090	29,532	72,946
Risk-weighted assets	62,158	81,722	71,584	8,580	50,398	274,442
4Q21 (CHF million)
Credit risk	41,061	56,389	61,917	6,395	18,043	183,805
Market risk	2,899	11,524	88	69	1,775	16,355
Operational risk	16,014	16,400	6,759	1,982	26,472	67,627
Risk-weighted assets	59,974	84,313	68,764	8,446	46,290	267,787

Leverage metrics
Credit Suisse has adopted the BIS leverage ratio framework, as issued by the BCBS and implemented in Switzerland by FINMA. Under the BIS framework, the leverage ratio measures tier 1 capital against the end-of-period exposure. As used herein, leverage exposure consists of period-end balance sheet assets and prescribed regulatory adjustments.
Leverage exposure – Group
end of	2Q22	1Q22	4Q21
Leverage exposure (CHF million)
Wealth Management	234,524	233,460	233,228
Investment Bank	333,473	335,763	347,774
Swiss Bank	243,556	247,624	247,509
Asset Managemnt	2,886	2,792	2,737
Corporate Center	48,298	58,384	57,889
Leverage exposure	862,737	878,023	889,137
The leverage exposure was CHF 862.7 billion as of the end of 2Q22, a 2% decrease compared to CHF 878.0 million as of the end of 1Q22, mainly due to a decrease in the consolidated balance sheet reflecting lower operating activities, partially offset by the foreign exchange translation impact.
> Refer to “Balance sheet and off-balance sheet” for further information on the movement in the Group’s consolidated balance sheet.
Leverage exposure components – Group
				% change
end of	2Q22	1Q22	4Q21	QoQ
Leverage exposure (CHF million)
Total assets	727,365	739,554	755,833	(2)
Adjustments
Difference in scope of consolidation and tier 1 capital deductions [1]	(9,724)	(9,780)	(9,386)	(1)
Derivative financial instruments	55,133	56,200	55,901	(2)
Securities financing transactions	(2,401)	(724)	(8,546)	232
Off-balance sheet exposures	89,545	90,409	93,286	(1)
Other	2,819	2,364	2,049	19
Total adjustments	135,372	138,469	133,304	(2)
Leverage exposure	862,737	878,023	889,137	(2)
1
Includes adjustments for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation and tier 1 capital deductions related to balance sheet assets.

BIS leverage metrics – Group
				% change
end of	2Q22	1Q22	4Q21	QoQ
Capital and leverage exposure (CHF million)
CET1 capital	37,049	37,713	38,529	(2)
Tier 1 capital	52,736	53,204	54,373	(1)
Leverage exposure	862,737	878,023	889,137	(2)
Leverage ratios (%)
CET1 leverage ratio	4.3	4.3	4.3	–
Tier 1 leverage ratio	6.1	6.1	6.1	–
The CET1 leverage ratio was 4.3% as of the end of 2Q22, stable compared to the end of 1Q22. The tier 1 leverage ratio was 6.1% as of the end of 2Q22, stable compared to the end of 1Q22.
Swiss metrics
Swiss capital metrics
As of the end of 2Q22, our Swiss CET1 capital was CHF 37.0 billion and our Swiss CET1 ratio was 13.5%. Our going concern capital was CHF 52.7 billion and our going concern capital ratio was 19.2%. Our gone concern capital was CHF 44.2 billion and our gone concern capital ratio was 16.1%. Our total loss-absorbing capacity was CHF 96.9 billion and our TLAC ratio was 35.2%.
Swiss capital metrics – Group
				% change
end of	2Q22	1Q22	4Q21	QoQ
Swiss capital and risk-weighted assets (CHF million)
Swiss CET1 capital	37,049	37,713	38,529	(2)
Going concern capital	52,736	53,204	54,372	(1)
Gone concern capital	44,160	47,973	46,648	(8)
Total loss-absorbing capacity (TLAC)	96,896	101,177	101,020	(4)
Swiss risk-weighted assets	274,997	273,609	268,418	1
Swiss capital ratios (%)
Swiss CET1 ratio	13.5	13.8	14.4	–
Going concern capital ratio	19.2	19.4	20.3	–
Gone concern capital ratio	16.1	17.5	17.4	–
TLAC ratio	35.2	37.0	37.6	–
Rounding differences may occur.

Swiss leverage metrics
The leverage exposure used in the Swiss leverage ratios is measured on the same period-end basis as the leverage exposure for the BIS leverage ratio. As of the end of 2Q22, our Swiss CET1 leverage ratio was 4.3%, our going concern leverage ratio was 6.1%, our gone concern leverage ratio was 5.1% and our TLAC leverage ratio was 11.2%.
Swiss capital and risk-weighted assets – Group
					% change
end of	2Q22	1Q22	4Q21		QoQ
Swiss capital (CHF million)
CET1 capital – BIS	37,049	37,713	38,529		(2)
Swiss CET1 capital	37,049	37,713	38,529		(2)
Additional tier 1 high-trigger capital instruments	11,223	11,135	11,398		1
Grandfathered additional tier 1 low-trigger capital instruments	4,464	4,356	4,445		2
Swiss additional tier 1 capital	15,687	15,491	15,843		1
Going concern capital	52,736	53,204	54,372		(1)
Bail-in debt instruments	41,753	45,612	44,251		(8)
Tier 2 low-trigger capital instruments	481	472	479		2
Tier 2 amortization component	1,926	1,889	1,918		2
Gone concern capital	44,160	47,973	46,648	[1]	(8)
Total loss-absorbing capacity	96,896	101,177	101,020		(4)
Risk-weighted assets (CHF million)
Risk-weighted assets – BIS	274,442	273,043	267,787		1
Swiss regulatory adjustments [2]	555	566	631		(2)
Swiss risk-weighted assets	274,997	273,609	268,418		1
1
Amounts are shown on a look-through basis. Certain tier 2 instruments and their related tier 2 amortization components were subject to phase out and are no longer eligible as of January 1, 2022. As of 4Q21, gone concern capital was CHF 46,897 million, including CHF 249 million of such instruments.

2 Primarily includes differences in the credit risk multiplier.
Swiss leverage metrics – Group
				% change
end of	2Q22	1Q22	4Q21	QoQ
Swiss capital and leverage exposure (CHF million)
Swiss CET1 capital	37,049	37,713	38,529	(2)
Going concern capital	52,736	53,204	54,372	(1)
Gone concern capital	44,160	47,973	46,648	(8)
Total loss-absorbing capacity	96,896	101,177	101,020	(4)
Leverage exposure	862,737	878,023	889,137	(2)
Swiss leverage ratios (%)
Swiss CET1 leverage ratio	4.3	4.3	4.3	–
Going concern leverage ratio	6.1	6.1	6.1	–
Gone concern leverage ratio	5.1	5.5	5.2	–
TLAC leverage ratio	11.2	11.5	11.4	–
Rounding differences may occur.

Bank regulatory disclosures
The following capital, RWA and leverage disclosures apply to the Bank. The business of the Bank is substantially the same as that of the Group, including business drivers and trends relating to capital, RWA and leverage metrics.
> Refer to “BIS capital metrics”, “Risk-weighted assets”, “Leverage metrics” and “Swiss metrics” for further information.
BIS capital metrics – Bank
				% change
end of	2Q22	1Q22	4Q21	QoQ
Capital and risk-weighted assets (CHF million)
CET1 capital	42,443	43,425	44,185	(2)
Tier 1 capital	57,208	58,009	59,110	(1)
Total eligible capital	57,689	58,481	59,589	(1)
Risk-weighted assets	273,651	272,466	266,934	0
Capital ratios (%)
CET1 ratio	15.5	15.9	16.6	–
Tier 1 ratio	20.9	21.3	22.1	–
Total capital ratio	21.1	21.5	22.3	–
Eligible capital and risk-weighted assets – Bank
end of	2Q22		1Q22	4Q21		% change QoQ
Eligible capital (CHF million)
Total shareholders' equity	48,445		47,874	47,390		1
Regulatory adjustments [1]	(286)		(854)	(670)		(67)
Other adjustments [2]	(5,716)		(3,595)	(2,535)		59
CET1 capital	42,443		43,425	44,185		(2)
Additional tier 1 instruments	14,765	[3]	14,584	14,925		1
Additional tier 1 capital	14,765		14,584	14,925		1
Tier 1 capital	57,208		58,009	59,110		(1)
Tier 2 low-trigger capital instruments (5% trigger)	481		472	479		2
Tier 2 capital	481		472	479	[4]	2
Total eligible capital	57,689		58,481	59,589	[4]	(1)
Risk-weighted assets by risk type (CHF million)
Credit risk	184,704		184,649	182,952		0
Market risk	16,001		17,390	16,355		(8)
Operational risk	72,946		70,427	67,627		4
Risk-weighted assets	273,651		272,466	266,934		0
1 Includes certain adjustments, such as a cumulative dividend accrual.
2 Includes certain deductions, such as goodwill, other intangible assets and certain deferred tax assets.
3
Consists of high-trigger and low-trigger capital instruments. Of this amount, CHF 11.2 billion consists of capital instruments with a capital ratio write-down trigger of 7% and CHF 3.6 billion consists of capital instruments with a capital ratio write-down trigger of 5.125%.

4
Amounts are shown on a look-through basis. Certain tier 2 instruments were subject to phase out and are no longer eligible as of January 1, 2022. As of 4Q21, total eligible capital was CHF 59,811 million, including CHF 222 million of such instruments, and the total capital ratio was 22.4%.

Leverage exposure components – Bank
				% change
end of	2Q22	1Q22	4Q21	QoQ
Leverage exposure (CHF million)
Total assets	730,295	743,021	759,214	(2)
Adjustments
Difference in scope of consolidation and tier 1 capital deductions [1]	(6,817)	(6,513)	(6,251)	5
Derivative financial instruments	55,802	56,648	56,058	(1)
Securities financing transactions	(2,401)	(724)	(8,546)	232
Off-balance sheet exposures	89,575	90,411	93,286	(1)
Other	2,818	2,364	2,049	19
Total adjustments	138,977	142,186	136,596	(2)
Leverage exposure	869,272	885,207	895,810	(2)
1
Includes adjustments for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation and tier 1 capital deductions related to balance sheet assets.

BIS leverage metrics – Bank
				% change
end of	2Q22	1Q22	4Q21	QoQ
Capital and leverage exposure (CHF million)
CET1 capital	42,443	43,425	44,185	(2)
Tier 1 capital	57,208	58,009	59,110	(1)
Leverage exposure	869,272	885,207	895,810	(2)
Leverage ratios (%)
CET1 leverage ratio	4.9	4.9	4.9	–
Tier 1 leverage ratio	6.6	6.6	6.6	–
Swiss capital metrics – Bank
				% change
end of	2Q22	1Q22	4Q21	QoQ
Swiss capital and risk-weighted assets (CHF million)
Swiss CET1 capital	42,443	43,425	44,185	(2)
Going concern capital	57,208	58,009	59,110	(1)
Gone concern capital	39,299	42,902	41,316	(8)
Total loss-absorbing capacity	96,507	100,911	100,426	(4)
Swiss risk-weighted assets	274,199	273,026	267,558	0
Swiss capital ratios (%)
Swiss CET1 ratio	15.5	15.9	16.5	–
Going concern capital ratio	20.9	21.2	22.1	–
Gone concern capital ratio	14.3	15.7	15.4	–
TLAC ratio	35.2	37.0	37.5	–
Rounding differences may occur.

Swiss capital and risk-weighted assets – Bank
					% change
end of	2Q22	1Q22	4Q21		QoQ
Swiss capital (CHF million)
CET1 capital – BIS	42,443	43,425	44,185		(2)
Swiss CET1 capital	42,443	43,425	44,185		(2)
Additional tier 1 high-trigger capital instruments	11,215	11,120	11,382		1
Grandfathered additional tier 1 low-trigger capital instruments	3,550	3,464	3,543		2
Swiss additional tier 1 capital	14,765	14,584	14,925		1
Going concern capital	57,208	58,009	59,110		(1)
Bail-in debt instruments	36,891	40,541	38,920		(9)
Tier 2 low-trigger capital instruments	481	472	479		2
Tier 2 amortization component	1,927	1,889	1,917		2
Gone concern capital	39,299	42,902	41,316	[1]	(8)
Total loss-absorbing capacity	96,507	100,911	100,426		(4)
Risk-weighted assets (CHF million)
Risk-weighted assets – BIS	273,651	272,466	266,934		0
Swiss regulatory adjustments [2]	548	560	624		(2)
Swiss risk-weighted assets	274,199	273,026	267,558		0
1
Amounts are shown on a look-through basis. Certain tier 2 instruments and their related tier 2 amortization components were subject to phase out and are no longer eligible as of January 1, 2022. As of 4Q21, gone concern capital was CHF 41,565 million, including CHF 249 million of such instruments.

2 Primarily includes differences in the credit risk multiplier.
Swiss leverage metrics – Bank
				% change
end of	2Q22	1Q22	4Q21	QoQ
Swiss capital and leverage exposure (CHF million)
Swiss CET1 capital	42,443	43,425	44,185	(2)
Going concern capital	57,208	58,009	59,110	(1)
Gone concern capital	39,299	42,902	41,316	(8)
Total loss-absorbing capacity	96,507	100,911	100,426	(4)
Leverage exposure	869,272	885,207	895,810	(2)
Swiss leverage ratios (%)
Swiss CET1 leverage ratio	4.9	4.9	4.9	–
Going concern leverage ratio	6.6	6.6	6.6	–
Gone concern leverage ratio	4.5	4.8	4.6	–
TLAC leverage ratio	11.1	11.4	11.2	–
Shareholders’ equity
Our total shareholders’ equity was CHF 45.8 billion as of the end of 2Q22 compared to CHF 44.4 billion as of the end of 1Q22. Total shareholders’ equity was positively impacted by gains on fair value elected liabilities relating to credit risk, foreign exchange-related movements on cumulative translation adjustments and an increase in the share-based compensation obligation, partially offset by a net loss attributable to shareholders, dividends paid and losses in cash flow hedges.
> Refer to the “Consolidated statements of changes in equity (unaudited)” in III – Condensed consolidated financial statements – unaudited for further information on shareholders’ equity.
Shareholders' equity and share metrics
end of	2Q22	1Q22	4Q21	% change QoQ
Shareholders' equity (CHF million)
Common shares	106	106	106	0
Additional paid-in capital	34,631	35,114	34,938	(1)
Retained earnings	29,059	30,791	31,064	(6)
Treasury shares, at cost	(417)	(923)	(828)	(55)
Accumulated other comprehensive income/(loss)	(17,537)	(20,646)	(21,326)	(15)
Total shareholders' equity	45,842	44,442	43,954	3
Goodwill	(2,974)	(2,931)	(2,917)	1
Other intangible assets	(340)	(307)	(276)	11
Tangible shareholders' equity [1]	42,528	41,204	40,761	3
Shares outstanding (million)
Common shares issued	2,650.7	2,650.7	2,650.7	0
Treasury shares	(39.9)	(94.6)	(81.0)	(58)
Shares outstanding	2,610.8	2,556.1	2,569.7	2
Par value (CHF)
Par value	0.04	0.04	0.04	0
Book value per share (CHF)
Book value per share	17.56	17.39	17.10	1
Goodwill per share	(1.14)	(1.15)	(1.14)	(1)
Other intangible assets per share	(0.13)	(0.12)	(0.10)	8
Tangible book value per share [1]	16.29	16.12	15.86	1
1
Management believes that tangible shareholders' equity and tangible book value per share, both non-GAAP financial measures, are meaningful as they are measures used and relied upon by industry analysts and investors to assess valuations and capital adequacy.

Risk management
As of the end of 2Q22, the Group had a gross loan portfolio of CHF 287.0 billion, gross impaired loans of CHF 3.1 billion and, in 2Q22, an average risk management VaR of USD 45 million.
Key risk developments
We are closely monitoring the following key risk and global economic developments as well as the potential effects on our operations and businesses, including through the reassessment of financial plans and the development of stress scenarios that take into account potential additional negative impacts.
Inflation concerns and recession risk
Annual inflation rates increased in 2021 across all major economies and moved even higher in the first half of 2022 as energy and food prices increased sharply, primarily because of supply chain disruptions which have been further exacerbated by Russia’s invasion of Ukraine and the implementation of wide-ranging sanctions against Russia. In the US, the Fed continued to increase the federal funds rate in May and June with the aim to reduce inflation and indicated to the markets that there may be further interest rate increases this year and in 2023. In Europe, the SNB raised its policy rate in June, earlier than expected by the market, and indicated that more rate hikes are anticipated, while the ECB surprised markets with a larger than previously expected first interest rate increase in eleven years at the end of July. Significant increases in interest rates bear the risk of triggering a recession. Economic activity data in Europe deteriorated in 2Q22 as concerns over potential oil and gas shortages and further macroeconomic impacts from Russia’s invasion of Ukraine increased, and high inflation has undermined consumer confidence and business sentiment.
Credit Suisse periodically conducts deep-dive assessments and uses stress scenarios and a range of other risk management techniques to assess the resilience and potential vulnerabilities in its exposures and concentrations should the global economy be impacted by sustained high inflation or deteriorate into recession in the second half of 2022 or in 2023.
China
COVID-19 lockdown measures were eased in China’s major cities at the end of April and economic activity accelerated in May and June. In addition, the authorities have outlined steps which should ease potential supply chain and economic activity disruptions in the future even though the zero-tolerance policy toward COVID-19 pandemic seems to remain in place. The authorities have also announced additional support for the economy. Nevertheless, liquidity and solvency concerns persisted in China’s property development sector in 2Q22, which still have the potential to adversely impact China’s economy and the global markets. We closely monitor the risk management implications of these developments on our lombard loan portfolio in China and on our trading and lending book exposures to Chinese local government- and state-owned enterprises. We are also closely monitoring the accelerating default trend in the onshore and offshore corporate debt market.
Emerging markets
While the headwinds for China’s economy appeared to ease in 2Q22, the challenges facing other emerging market countries increased. Inflation pressures intensified which forced central banks in emerging markets to more aggressively tighten monetary policy. US dollar appreciation also increased the pressure on emerging market currencies and, for some countries, has led to concern over their ability to service US dollar-denominated debt or actual defaults. Domestic economic policy uncertainties have risen in some Latin American countries and in Türkiye. Finally, Russia’s invasion of Ukraine has adversely impacted Central European countries and led to acute concerns about food security in some North African countries. Frequent reviews and deep-dives into exposures and vulnerabilities are conducted as part of our country risk limit-setting and monitoring process. Stress scenario analysis is also embedded into the country risk management framework.
Risk portfolio analysis
Credit risk
All transactions that are exposed to potential losses arising as a result of a borrower or counterparty failing to meet its financial obligations or as a result of deterioration in the credit quality of the borrower or counterparty are subject to credit risk exposure measurement and management. Credit risk can arise from the execution of our business strategy in the divisions and includes risk positions such as exposures directly held in the form of lending products (including loans and credit guarantees) or derivatives, shorter-term exposures such as underwriting commitments, and settlement risk related to the exchange of cash or securities outside of typical delivery versus payment structures.
> Refer to “Credit risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management in the Credit Suisse Annual Report 2021 for further information on credit risk.
> Refer to “Note 18 – Loans”, “Note 19 – Financial instruments measured at amortized cost and credit losses” and “Note 31 – Financial instruments” in III – Condensed consolidated financial statements – unaudited for further information on loans and impaired loans and counterparty credit risk, respectively.

The tables in the following sections provide divisional information on loans, collateralized loans, impaired loans, allowance for credit losses on loans and loan metrics. Divisional metrics reflect where the loans are recorded and managed from a risk management view and do not reflect any revenue sharing arrangements that exist between divisions.
Loans
end of	Wealth Management	Investment Bank	Swiss Bank	Asset Management	Corporate Center	Credit Suisse
2Q22 (CHF million)
Mortgages	13,234	0	96,238	0	11	109,483
Loans collateralized by securities	41,163	1,566	2,898	0	31	45,658
Consumer finance	546	104	4,702	11	56	5,419
Consumer	54,943	1,670	103,838	11	98	160,560
Real estate	4,717	461	22,067	0	8	27,253
Commercial and industrial loans	30,249	9,619	28,191	0	710	68,769
Financial institutions	3,427	15,983	7,278	7	198	26,893
Governments and public institutions	794	1,823	820	0	94	3,531
Corporate & institutional	39,187	27,886	58,356	7	1,010	126,446
Gross loans	94,130	29,556	162,194	18	1,108	287,006
of which held at fair value	1,633	7,075	70	0	321	9,099
Net (unearned income) / deferred expenses	(101)	(69)	96	0	1	(73)
Allowance for credit losses [1]	(569)	(234)	(527)	0	(30)	(1,360)
Net loans	93,460	29,253	161,763	18	1,079	285,573
1Q22 (CHF million)
Mortgages	13,314	0	96,840	0	12	110,166
Loans collateralized by securities	43,340	1,543	2,913	0	32	47,828
Consumer finance	649	100	4,414	12	56	5,231
Consumer	57,303	1,643	104,167	12	100	163,225
Real estate	5,364	534	22,650	0	8	28,556
Commercial and industrial loans	31,069	8,285	28,383	0	695	68,432
Financial institutions	3,254	15,021	7,217	13	228	25,733
Governments and public institutions	788	1,505	763	0	91	3,147
Corporate & institutional	40,475	25,345	59,013	13	1,022	125,868
Gross loans	97,778	26,988	163,180	25	1,122	289,093
of which held at fair value	1,948	7,175	75	0	347	9,545
Net (unearned income) / deferred expenses	(101)	(84)	103	0	1	(81)
Allowance for credit losses [1]	(597)	(179)	(524)	0	(30)	(1,330)
Net loans	97,080	26,725	162,759	25	1,093	287,682
4Q21 (CHF million)
Mortgages	13,042	0	97,478	0	13	110,533
Loans collateralized by securities	46,580	1,819	2,823	0	31	51,253
Consumer finance	476	173	4,346	13	67	5,075
Consumer	60,098	1,992	104,647	13	111	166,861
Real estate	5,508	491	22,522	0	8	28,529
Commercial and industrial loans	33,792	7,042	27,587	0	708	69,129
Financial institutions	3,393	15,458	6,099	11	261	25,222
Governments and public institutions	870	1,571	793	0	89	3,323
Corporate & institutional	43,563	24,562	57,001	11	1,066	126,203
Gross loans	103,661	26,554	161,648	24	1,177	293,064
of which held at fair value	2,075	7,711	62	0	395	10,243
Net (unearned income) / deferred expenses	(110)	(77)	105	0	1	(81)
Allowance for credit losses [1]	(558)	(186)	(524)	0	(29)	(1,297)
Net loans	102,993	26,291	161,229	24	1,149	291,686
Divisional metrics reflect where the loans are recorded and managed from a risk management view and do not reflect any revenue sharing arrangements that exist between divisions.
1 Allowance for credit losses is only based on loans that are not carried at fair value.

Loans
Compared to the end of 1Q22, gross loans decreased CHF 2.1 billion to CHF 287.0 billion as of the end of 2Q22, mainly driven by decreases in loans collateralized by securities, real estate loans and consumer mortgages, partially offset by the US dollar translation impact and an increase in loans to financial institutions. The net decrease of CHF 2.2 billion in loans collateralized by securities was mainly driven by a decrease in Wealth Management. The net decrease of CHF 1.3 billion in real estate loans was mainly driven by decreases in Wealth Management and the Swiss Bank. Consumer mortgages decreased CHF 0.7 billion, primarily due to a decrease in the Swiss Bank. The net increase of CHF 1.2 billion in loans to financial institutions was primarily driven by an increase in the Investment Bank.
On a divisional level, decreases in gross loans of CHF 3.6 billion in Wealth Management and CHF 1.0 billion in the Swiss Bank was partially offset by an increase of CHF 2.6 billion in the Investment Bank.
Collateralized loans
The table “Collateralized loans” provides an overview of collateralized loans by division. For consumer loans, the balances reflect the gross carrying value of the loan classes “Mortgages” and “Loans collateralized by securities”, of which a significant majority are fully collateralized. Consumer finance loans are not included as the majority of these loans are unsecured. For corporate & institutional loans, the balances reflect the value of mortgages and financial and other collateral related to secured loans, considered up to the amount of the related loans.
Financial collateral is subject to frequent market valuation depending on the asset class. In the Group’s private banking, corporate and institutional businesses, all collateral values for loans are regularly reviewed according to the Group’s risk management policies and directives, with maximum review periods determined by collateral type, market liquidity and market transparency.
> Refer to “Credit risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management in the Credit Suisse Annual Report 2021 for further information on collateralized loans and collateral valuation.
Collateralized loans
end of	Wealth Management	Investment Bank	Swiss Bank	Asset Management	Corporate Center	Credit Suisse
2Q22 (CHF million)
Gross loans	94,130	29,556	162,194	18	1,108	287,006
Collateralized loans	87,670	15,182	144,892	0	89	247,833
of which consumer [1]	54,397	1,566	99,136	0	42	155,141
of which mortgages	13,234	0	96,238	0	11	109,483
of which loans collateralized by securities	41,163	1,566	2,898	0	31	45,658
of which corporate & institutional [2]	33,273	13,616	45,756	0	47	92,692
of which secured by mortgages	3,202	85	33,125	0	0	36,412
of which secured by financial and other collateral	30,071	13,531	12,631	0	47	56,280
1Q22 (CHF million)
Gross loans	97,778	26,988	163,180	25	1,122	289,093
Collateralized loans	90,726	13,840	146,191	0	89	250,846
of which consumer [1]	56,654	1,543	99,753	0	44	157,994
of which mortgages	13,314	0	96,840	0	12	110,166
of which loans collateralized by securities	43,340	1,543	2,913	0	32	47,828
of which corporate & institutional [2]	34,072	12,297	46,438	0	45	92,852
of which secured by mortgages	3,199	84	33,952	0	0	37,235
of which secured by financial and other collateral	30,873	12,213	12,486	0	45	55,617
4Q21 (CHF million)
Gross loans	103,661	26,554	161,648	24	1,177	293,064
Collateralized loans	96,318	13,254	145,511	0	88	255,171
of which consumer [1]	59,622	1,819	100,301	0	44	161,786
of which mortgages	13,042	0	97,478	0	13	110,533
of which loans collateralized by securities	46,580	1,819	2,823	0	31	51,253
of which corporate & institutional [2]	36,696	11,435	45,210	0	44	93,385
of which secured by mortgages	3,273	88	33,461	0	0	36,822
of which secured by financial and other collateral	33,423	11,347	11,749	0	44	56,563
Divisional metrics reflect where the loans are recorded and managed from a risk management view and do not reflect any revenue sharing arrangements that exist between divisions.
1 Reflects the gross carrying value of the consumer loan classes "Mortgages" and "Loans collateralized by securities", before allowance for credit losses.
2 Reflects the value of mortgages and financial and other collateral related to secured corporate & institutional loans, considered up to the amount of the related loans.

Impaired loans
end of	Wealth Management		Investment Bank		Swiss Bank	Asset Management	Corporate Center	Credit Suisse
2Q22 (CHF million)
Non-performing loans	1,015		233		352	0	49	1,649
Non-interest-earning loans	69		0		246	0	30	345
Non-accrual loans	1,084		233		598	0	79	1,994
Restructured loans	406		55		110	0	0	571
Potential problem loans	141		154		221	0	0	516
Other impaired loans	547		209		331	0	0	1,087
Gross impaired loans [1]	1,631	[2]	442		929	0	79	3,081
of which loans with a specific allowance	1,375		442		776	0	77	2,670
of which loans without a specific allowance	256		0		153	0	2	411
1Q22 (CHF million)
Non-performing loans	1,319		93		354	0	53	1,819
Non-interest-earning loans	130		0		217	0	31	378
Non-accrual loans	1,449		93		571	0	84	2,197
Restructured loans	213		43		128	0	0	384
Potential problem loans	103		124		222	0	2	451
Other impaired loans	316		167		350	0	2	835
Gross impaired loans [1]	1,765		260	[2]	921	0	86	3,032
of which loans with a specific allowance	1,416		260		756	0	82	2,514
of which loans without a specific allowance	349		0		165	0	4	518
4Q21 (CHF million)
Non-performing loans	1,183		77		361	0	45	1,666
Non-interest-earning loans	59		0		208	0	31	298
Non-accrual loans	1,242		77		569	0	76	1,964
Restructured loans	217		25		125	0	0	367
Potential problem loans	76		155		202	0	3	436
Other impaired loans	293		180		327	0	3	803
Gross impaired loans [1]	1,535	[2]	257		896	0	79	2,767
of which loans with a specific allowance	1,267		257		742	0	74	2,340
of which loans without a specific allowance	268		0		154	0	5	427
Divisional metrics reflect where the loans are recorded and managed from a risk management view and do not reflect any revenue sharing arrangements that exist between divisions.
1 Impaired loans are only based on loans that are not carried at fair value.
2
Includes gross impaired loans of CHF 118 million, CHF 123 million and CHF 84 million as of the end of 2Q22, 1Q22 and 4Q21, respectively, which are mostly secured by guarantees provided by investment-grade export credit agencies.

Impaired loans
Compared to the end of 1Q22, gross impaired loans increased CHF 49 million to CHF 3.1 billion as of the end of 2Q22, mainly reflecting increases in restructured loans and potential problem loans, partially offset by a decrease in non-performing loans.
In the Investment Bank, gross impaired loans increased CHF 182 million, mainly reflecting the impairment of a loan to an aircraft company and a pharmaceutical company. In Wealth Management, gross impaired loans decreased CHF 134 million, mainly driven by the sale of a facility relating to a coal mining company, repayments of a loan in the construction sector, a share-backed loan and a position in aviation finance and an upgrade of a European residential mortgage, partially offset by a newly impaired loan to a coal mining company and a lombard loan, both due to sanctions imposed in connection with Russia’s invasion of Ukraine. In the Swiss Bank, gross impaired loans increased CHF 8 million and in the Corporate Center gross impaired loans decreased CHF 7 million.
In March 2020, US federal banking regulators issued the “Interagency Statement on Loan Modifications and Reporting for Financial Institutions Working with Customers Affected by the Coronavirus (Revised)” (Interagency Statement). According to the Interagency Statement, short-term modifications made on a good faith basis in response to the COVID-19 crisis to borrowers that were otherwise current would not be considered to be troubled debt restructurings. This includes short-term modifications such as payment deferrals, fee waivers, repayment term extensions or payment delays that are insignificant. The Interagency Statement was developed in consultation with the Financial Accounting Standards Board (FASB) and the Group has applied this guidance. The Group has granted short-term modifications to certain borrowers due to the COVID-19 crisis in the form of deferrals of capital and interest payments that are within the scope of this guidance and the loans subject to those deferrals have not been reported as troubled debt restructurings in restructured loans.

Allowance for credit losses on loans
end of	Wealth Management	Investment Bank	Swiss Bank	Asset Management	Corporate Center	Credit Suisse
2Q22 (CHF million)
Balance at beginning of period [1]	597	179	524	0	30	1,330
of which individually evaluated	379	56	355	0	28	818
of which collectively evaluated	218	123	169	0	2	512
Current-period provision for expected credit losses	1	52	27	0	0	80
of which provisions for interest	5	1	1	0	0	7
Gross write-offs	(35)	0	(27)	0	0	(62)
Recoveries	0	0	3	0	0	3
Net write-offs	(35)	0	(24)	0	0	(59)
Foreign currency translation impact and other adjustments, net	6	3	0	0	0	9
Balance at end of period [1]	569	234	527	0	30	1,360
of which individually evaluated	358	86	353	0	29	826
of which collectively evaluated	211	148	174	0	1	534
6M22 (CHF million)
Balance at beginning of period [1]	558	186	524	0	29	1,297
of which individually evaluated for impairment	355	50	353	0	27	785
of which collectively evaluated for impairment	203	136	171	0	2	512
Current-period provision for expected credit losses	45	43	46	0	1	135
of which provisions for interest	17	2	1	0	1	21
Gross write-offs	(46)	0	(49)	0	0	(95)
Recoveries	0	2	5	0	0	7
Net write-offs	(46)	2	(44)	0	0	(88)
Foreign currency translation impact and other adjustments, net	12	3	1	0	0	16
Balance at end of period [1]	569	234	527	0	30	1,360
of which individually evaluated	358	86	353	0	29	826
of which collectively evaluated	211	148	174	0	1	534
Divisional metrics reflect where the loans are recorded and managed from a risk management view and do not reflect any revenue sharing arrangements that exist between divisions.
1 Allowance for credit losses is only based on loans that are not carried at fair value.
Allowance for credit losses on loans
In 2Q22, the allowance for credit losses increased CHF 30 million to CHF 1.4 billion, primarily reflecting an increase in the Investment Bank, partially offset by a decrease in Wealth Management.
In the Investment Bank, the increase in allowance for credit losses of CHF 55 million mainly reflected specific provisions on a newly impaired engineering services company and a healthcare company, as well as higher non-specific provisions for expected credit losses primarily related to new originations and additional drawdowns. In Wealth Management, the decrease in allowance for credit losses of CHF 28 million was mainly driven by the sale of a facility relating to a coal mining company. In the Swiss Bank, the allowance for credit losses increased CHF 3 million.

Loan metrics
end of	Wealth Management	Investment Bank	Swiss Bank	Asset Management	Corporate Center	Credit Suisse
2Q22 (%)
Non-accrual loans / Gross loans	1.2	1.0	0.4	0.0	10.0	0.7
Gross impaired loans / Gross loans	1.8	2.0	0.6	0.0	10.0	1.1
Allowance for credit losses / Gross loans	0.6	1.0	0.3	0.0	3.8	0.5
Specific allowance for credit losses / Gross impaired loans	21.9	19.5	38.0	–	36.7	26.8
1Q22 (%)
Non-accrual loans / Gross loans	1.5	0.5	0.4	0.0	10.8	0.8
Gross impaired loans / Gross loans	1.8	1.3	0.6	0.0	11.1	1.1
Allowance for credit losses / Gross loans	0.6	0.9	0.3	0.0	3.9	0.5
Specific allowance for credit losses / Gross impaired loans	21.5	21.5	38.5	–	32.6	27.0
4Q21 (%)
Non-accrual loans / Gross loans	1.2	0.4	0.4	0.0	9.7	0.7
Gross impaired loans / Gross loans	1.5	1.4	0.6	0.0	10.1	1.0
Allowance for credit losses / Gross loans	0.5	1.0	0.3	0.0	3.7	0.5
Specific allowance for credit losses / Gross impaired loans	23.1	19.5	39.4	–	34.2	28.4
Divisional metrics reflect where the loans are recorded and managed from a risk management view and do not reflect any revenue sharing arrangements that exist between divisions.
Gross loans and gross impaired loans exclude loans carried at fair value and the allowance for credit losses is only based on loans that are not carried at fair value.
Allowance for credit losses on other financial assets
In 6M22, the Investment Bank recorded a release of provision for credit losses of CHF 155 million pertaining to an assessment of the future recoverability of receivables related to Archegos, unchanged from 1Q22. On the Group’s consolidated balance sheet as of the end of 2Q22, 1Q22 and 4Q21, the related allowance is included in the allowance for credit losses on brokerage receivables of CHF 4,215 million, CHF 4,069 million and CHF 4,186 million, respectively.
> Refer to “Significant events in 2021” in II – Credit Suisse results – Credit Suisse and “Risk factors” in I – Information on the company in the Credit Suisse Annual Report 2021 for information on the Archegos matter.
> Refer to “Note 9 – Provision for credit losses” and “Note 19 – Financial instruments measured at amortized cost and credit losses” in III – Condensed consolidated financial statements – unaudited for further information.
Selected European credit risk exposures
> Refer to “Selected European credit risk exposures” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk portfolio analysis – Credit risk in the Credit Suisse Annual Report 2021 for further information on selected European credit risk exposures.
Russia credit risk exposure
In response to Russia’s invasion of Ukraine, many countries across the world imposed severe sanctions against Russia’s financial system and on Russian government officials and business leaders, and these sanctions have been expanded several times.
The Group has further reduced Russia-related exposures in 2Q22 as the market and counterparty situation evolved. Compared to 1Q22, our gross credit risk exposure to Russia, before taking into account risk mitigation but net of specific allowances and provisions for credit losses and valuation adjustments, decreased 36% to CHF 664 million as of the end of 2Q22. Our net credit risk exposure to Russia decreased 35% to CHF 244 million for the same period, mainly reflecting exposure reductions to financial institutions. The remaining exposures continue to be subject to ongoing monitoring and management.
> Refer to “Russia’s invasion of Ukraine” in I – Credit Suisse results – Credit Suisse – Other information for further information.
Market risk
Market risk is the risk of financial loss arising from movements in market risk factors. Market risks arise from both our trading and non-trading activities.
> Refer to “Market risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management in the Credit Suisse Annual Report 2021 for further information on market risk including our VaR methodology.
Traded market risk
Market risks mainly arise from our trading activities, primarily in the Investment Bank (which includes Global Trading Solutions). Our trading activities typically include fair-valued positions and risks arising from our involvement in primary and secondary market activities, for client facilitation and market-making purposes, including derivatives markets.
The Group is active globally in the principal trading markets, using a wide range of trading and hedging products, including derivatives and structured products. Structured products are customized transactions often using combinations of financial instruments and are executed to meet specific client or internal needs. As a result of our broad participation in products and markets, the Group’s trading strategies are correspondingly diverse and exposures are generally spread across a range of risks and locations.
VaR is a risk measure that quantifies the potential loss on a given portfolio of financial instruments over a certain holding period that is expected not to be exceeded at a certain confidence level. VaR is an important tool in risk management and is used for measuring quantifiable risks from our activities exposed to market risk on a daily basis. In addition, VaR is one of the main risk measures for limit monitoring, financial reporting, calculation of regulatory capital and regulatory backtesting.
We regularly review our VaR model to ensure that it remains appropriate given evolving market conditions and the composition of our trading portfolio. In 2Q22, there were no material changes to our VaR methodology.
We have approval from FINMA, as well as from other regulators for our subsidiaries, to use our regulatory VaR model in the calculation of market risk capital requirements. Ongoing enhancements to our VaR methodology are subject to regulatory approval or notification depending on their materiality, and the model is subject to regular reviews by regulators and the Group’s independent Model Risk Management function.
Information required under Pillar 3 of the Basel framework related to market risk is available on our website.
> Refer to “credit-suisse.com/regulatorydisclosures” for further information.
The tables entitled “Average one-day, 98% risk management VaR by division” and “One-day, 98% risk management VaR” show our traded market risk exposure, as measured by one-day, 98% risk management VaR in Swiss francs and US dollars. As we measure VaR for internal risk management purposes using the US dollar as the base currency, the VaR figures were translated into Swiss francs using daily foreign exchange translation rates. VaR estimates are computed separately for each risk type and for the whole portfolio. The different risk types are grouped into five categories including interest rate, credit spread, foreign exchange, commodity and equity risks.
Average one-day, 98% risk management VaR by division
in	Wealth Management	Investment Bank	Swiss Bank	Asset Management	Corporate Center	Diversi- fication benefit	[1]	Credit Suisse
CHF million
2Q22	9	39	0	0	4	(9)		43
1Q22	11	46	0	0	4	(11)		50
4Q21 [2]	11	45	0	0	4	(12)		48
USD million
2Q22	10	41	0	0	4	(10)		45
1Q22	12	50	0	0	5	(13)		54
4Q21 [2]	12	49	0	0	4	(12)		53
Excludes risks associated with counterparty and own credit exposures. Risk management VaR measures the Group's risk exposure managed under the market risk framework and generally includes the trading book positions and banking book positions held at fair value.

1 Difference between the sum of the standalone VaR for each division and the VaR for the Group.
2 The restatement of divisional historical average risk management VaR under the new organization required certain additional assumptions, which will not be required for future periods.

One-day, 98% risk management VaR
in / end of	Interest rate	Credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit	[1]	Total
CHF million
2Q22
Average	18	37	39	3	31	(85)		43
Minimum	14	33	10	3	16	–	[2]	38
Maximum	28	42	49	4	39	–	[2]	49
End of period	24	38	48	3	37	(103)		47
1Q22
Average	14	44	26	3	30	(67)		50
Minimum	10	37	18	3	25	–	[2]	42
Maximum	19	49	29	7	34	–	[2]	59
End of period	19	42	25	3	26	(70)		45
4Q21
Average	13	43	29	3	32	(72)		48
Minimum	10	37	24	2	30	–	[2]	44
Maximum	15	51	32	3	37	–	[2]	58
End of period	11	37	28	3	32	(66)		45
USD million
2Q22
Average	19	38	40	3	32	(87)		45
Minimum	14	34	10	3	17	–	[2]	40
Maximum	29	46	51	4	39	–	[2]	51
End of period	25	39	51	3	39	(108)		49
1Q22
Average	15	47	28	3	32	(71)		54
Minimum	10	40	19	3	27	–	[2]	46
Maximum	21	52	31	8	37	–	[2]	64
End of period	21	46	27	3	28	(77)		48
4Q21
Average	14	47	31	3	35	(77)		53
Minimum	11	40	26	3	32	–	[2]	48
Maximum	16	55	35	4	40	–	[2]	63
End of period	12	40	30	3	35	(71)		49
Excludes risks associated with counterparty and own credit exposures. Risk management VaR measures the Group's risk exposure managed under the market risk framework and generally includes the trading book positions and banking book positions held at fair value.

1
Diversification benefit represents the reduction in risk that occurs when combining different, not perfectly correlated risk types in the same portfolio and is measured as the difference between the sum of the individual risk types and the risk calculated on the combined portfolio.

2 As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.
We measure VaR in US dollars, as the majority of our trading activities are conducted in US dollars.
Average risk management VaR of USD 45 million in 2Q22 decreased 17% compared to 1Q22, primarily reflecting reduced securitized products risk in the Investment Bank and the gradual removal of COVID-19 pandemic volatility dates with extreme scenarios from the historical data set. The increase in foreign exchange risk management VaR is driven by the inclusion of recent foreign exchange rates volatility in the data set.

The chart entitled “Daily risk management VaR” shows the aggregated traded market risk on a consolidated basis.
The histogram entitled “Actual daily trading revenues” compares the actual daily trading revenues for 2Q22 with those for 1Q22 and 4Q21. Actual daily trading revenues is an internally used metric, limited to the trading book only, and excludes the cost of carry, credit provisions and internal revenue transfers. The cost of carry is the change in value of the portfolio from one day to the next, assuming all other factors such as market levels and trade population remain constant, and can be negative or positive. The dispersion of trading revenues indicates the day-to-day volatility in our trading activities. In 2Q22, we had eleven loss days, compared to three loss days in 1Q22 and six loss days in 4Q21.
VaR backtesting
Backtesting is one of the techniques used to assess the accuracy and performance of our VaR model used by the Group for risk management and regulatory capital purposes and serves to highlight areas of potential enhancements. Backtesting is used by regulators to assess the adequacy of the internal model approach-based regulatory capital held by the Group, the calculation of which includes regulatory VaR and stressed VaR. Backtesting involves comparing the results produced by the VaR model with the hypothetical trading revenues on the trading book. A backtesting exception occurs when a hypothetical trading loss exceeds the daily VaR estimate.
For capital purposes and in line with BIS requirements, FINMA increases the capital multiplier for every regulatory VaR backtesting exception above four in the prior rolling 12-month period, resulting in an incremental market risk capital requirement for the Group. For the rolling 12-month period through the end of 2Q22, we had one backtesting exception in our regulatory VaR model, and the model remained in the regulatory “green zone”.
> Refer to “Market risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management in the Credit Suisse Annual Report 2021 for further information on VaR backtesting.
> Refer to “Risk-weighted assets” in Capital management for further information on the use of our regulatory VaR model in the calculation of trading book market risk capital requirements.
Non-traded market risk
Non-traded market risk primarily relates to asset and liability mismatch exposures in our banking book. Our businesses and Treasury have non-traded portfolios that carry market risks, mainly related to changes in interest rates but also to changes in foreign exchange rates.
We assume interest rate risks through lending and deposit-taking, money market and funding activities, and the deployment of our consolidated equity as well as other activities at the divisional level. Non-maturing products, such as savings accounts, have no contractual maturity date or direct market-linked interest rate and are risk-managed on a pooled basis using replication portfolios on behalf of the business divisions.
Interest rate risk on banking book positions is measured by estimating the impact resulting from a one basis point parallel increase in yield curves on the present value of interest rate-sensitive banking book positions. This is measured on the Group’s entire banking book. Interest rate risk sensitivities disclosed below are in line with our internal risk management view.
> Refer to credit-suisse.com/regulatorydisclosures for the Group’s publication “Pillar 3 and regulatory disclosures 4Q21 – Credit Suisse Group AG” which includes additional information on regulatory interest rate risk in the banking book in accordance with FINMA guidance.
As of the end of 2Q22, the interest rate sensitivity of a one basis point parallel increase in yield curves was negative CHF 3.3 million, compared to negative CHF 2.3 million as of the end of 1Q22. The change was mainly driven by a duration increase in net interest income hedging activities in addition to regular management of banking book activities.

Balance sheet and off-balance sheet
As of the end of 2Q22, total assets of CHF 727.4 billion decreased 2% and total liabilities of CHF 681.3 billion decreased 2% compared to the end of 1Q22, reflecting lower operating activities, partially offset by the foreign exchange translation impact.
The majority of our transactions are recorded on our balance sheet. However, we also enter into transactions that give rise to both on and off-balance sheet exposure.
Balance sheet
Total assets were CHF 727.4 billion as of the end of 2Q22, a decrease of CHF 12.2 billion, or 2%, from the end of 1Q22, reflecting lower operating activities, partially offset by the foreign exchange translation impact. Excluding the foreign exchange translation impact, total assets decreased CHF 20.8 billion.
Compared to the end of 1Q22, cash and due from banks decreased CHF 8.5 billion, or 5%, mainly driven by lower cash positions at the Fed and the Central Bank of Ireland, partially offset by higher cash positions at the SNB. Trading assets decreased CHF 5.9 billion, or 5%, primarily reflecting decreases in equity securities and derivative instruments, partially offset by an increase in debt securities and the foreign exchange translation impact. Brokerage receivables decreased CHF 3.3 billion, or 18%, primarily reflecting a decrease in margin lending, driven by the impact of resizing the prime services franchise. Net loans decreased CHF 2.1 billion, or 1%, mainly driven by decreases in loans collateralized by securities, real estate loans and consumer mortgages, partially offset by the foreign exchange translation impact and an increase in loans to financial institutions. Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions increased CHF 8.9 billion or 9%, mainly reflecting an increase in reverse repurchase transactions from banks and customers and the foreign exchange translation impact, partially offset by a decrease in cash collateral. All other assets decreased CHF 1.3 billion, or 2%, mainly due to a decrease of CHF 0.7 billion, or 9%, in securities received as collateral and a decrease of CHF 0.5 billion, or 1%, in other assets, mainly related to lower loans held-for-sale.
Balance sheet summary
				% change
end of	2Q22	1Q22	4Q21	QoQ	Ytd
Assets (CHF million)
Cash and due from banks	159,472	167,950	164,818	(5)	(3)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	104,156	95,282	103,906	9	0
Trading assets	101,095	106,971	111,141	(5)	(9)
Net loans	285,573	287,682	291,686	(1)	(2)
Brokerage receivables	15,060	18,359	16,687	(18)	(10)
All other assets	62,009	63,310	67,595	(2)	(8)
Total assets	727,365	739,554	755,833	(2)	(4)
Liabilities and equity (CHF million)
Due to banks	23,616	18,891	18,965	25	25
Customer deposits	389,484	398,624	392,819	(2)	(1)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	21,568	27,711	35,274	(22)	(39)
Trading liabilities	29,967	28,184	27,535	6	9
Long-term debt	158,010	160,320	166,896	(1)	(5)
Brokerage payables	8,061	13,687	13,060	(41)	(38)
All other liabilities	50,593	47,461	57,054	7	(11)
Total liabilities	681,299	694,878	711,603	(2)	(4)
Total shareholders' equity	45,842	44,442	43,954	3	4
Noncontrolling interests	224	234	276	(4)	(19)
Total equity	46,066	44,676	44,230	3	4

Total liabilities and equity	727,365	739,554	755,833	(2)	(4)

Total liabilities were CHF 681.3 billion as of the end of 2Q22, a decrease of CHF 13.6 billion, or 2%, from the end of 1Q22, reflecting lower operating activities, partially offset by the foreign exchange translation impact. Excluding the foreign exchange translation impact, total liabilities decreased CHF 23.4 billion.
Compared to the end of 1Q22, customer deposits decreased CHF 9.1 billion, or 2%, mainly due to decreases in demand deposits and certificates of deposits, partially offset by increases in time and savings deposits and the foreign exchange translation impact. Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions decreased CHF 6.1 billion, or 22%, primarily due to decreases in cash collateral, partially offset by an increase in repurchase transactions to customers and banks. Brokerage payables decreased CHF 5.6 billion, or 41%, mainly due to decreases in open trades, margin lending and failed trades. Long-term debt decreased CHF 2.3 billion, or 1%, primarily reflecting maturities of bail-in instruments, partially offset by the foreign exchange translation impact. Due to banks increased CHF 4.7 billion, or 25%, primarily driven by increases in demand and time deposits. Trading liabilities increased CHF 1.8 billion, or 6%, mainly reflecting an increase in derivative instruments and the foreign exchange translation impact, partially offset by a decrease in short positions. All other liabilities increased CHF 3.1 billion, or 7%, mainly reflecting an increase of CHF 2.7 billion, or 16%, in short-term borrowings and an increase of CHF 1.1 billion, or 5%, in other liabilities, partially offset by a decrease of CHF 0.7 billion, or 9%, in obligation to return securities received as collateral.
> Refer to “Funding sources” in Liquidity and funding management – Funding management and “Capital management” for further information, including our funding of the balance sheet and the leverage ratio.
Off-balance sheet
We enter into off-balance sheet arrangements in the normal course of business. Off-balance sheet arrangements are transactions or other contractual arrangements with, or for the benefit of, an entity that is not consolidated. These transactions include derivative instruments, guarantees and similar arrangements, retained or contingent interests in assets transferred to an unconsolidated entity in connection with our involvement with special purpose entities (SPEs), and obligations and liabilities (including contingent obligations and liabilities) under variable interests in unconsolidated entities that provide financing, liquidity, credit and other support.
> Refer to “Balance sheet and off-balance sheet” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2021 and “Note 29 – Guarantees and commitments” and “Note 33 – Litigation” in III – Condensed consolidated financial statements – unaudited for further information.

III – Condensed consolidated financial statements – unaudited
Report of Independent Registered Public Accounting Firm
Condensed consolidated financial statements – unaudited
Notes to the condensed consolidated financial statements – unaudited

1 Summary of significant accounting policies
2 Recently issued accounting standards
3 Business developments and subsequent events
4 Segment information
5 Net interest income
6 Commissions and fees
7 Trading revenues
8 Other revenues
9 Provision for credit losses
10 Compensation and benefits
11 General and administrative expenses
12 Restructuring expenses
13 Earnings per share
14 Revenue from contracts with customers
15 Trading assets and liabilities
16 Investment securities
17 Other investments
18 Loans
19 Financial instruments measured at amortized cost and credit losses
20 Goodwill
21 Other assets and other liabilities
22 Long-term debt
23 Accumulated other comprehensive income and additional share information
24 Offsetting of financial assets and financial liabilities
25 Tax
26 Employee deferred compensation
27 Pension and other post-retirement benefits
28 Derivatives and hedging activities
29 Guarantees and commitments
30 Transfers of financial assets and variable interest entities
31 Financial instruments
32 Assets pledged and collateral
33 Litigation

Report of Independent Registered Public Accounting Firm
Report of Independent Registered Public Accounting Firm To the Board of Directors and shareholders of Credit Suisse Group AG Results of Review of Interim Financial Statements We have reviewed the accompanying consolidated balance sheet of Credit Suisse Group AG and its subsidiaries (the “Group”) as of June 30, 2022, and the related consolidated statements of operations, comprehensive income and changes in equity for the three-month and six-month periods ended June 30, 2022 and 2021 and the consolidated statement of cash flows for the six-month periods ended June 30, 2022 and 2021, including the related notes (collectively referred to as the “interim financial statements”). Based on our reviews, we are not aware of any material modifications that should be made to the accompanying interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America. We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheet of the Group as of December 31, 2021, and the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for the year then ended (not presented herein), and in our report dated March 10, 2022, which included a paragraph describing a change in the manner of accounting for credit losses on certain financial instruments in the 2020 financial statements and a paragraph regarding adjustments made to the 2021 and 2020 financial statements to reflect the change in the composition of reportable segments, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated balance sheet information as of December 31, 2021, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived. Basis for Review Results These interim financial statements are the responsibility of the Group’s management. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our review in accordance with the standards of the PCAOB. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion. /s/ PricewaterhouseCoopers AG Zurich, Switzerland July 29, 2022

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Condensed consolidated financial statements – unaudited
Consolidated statements of operations (unaudited)
in	2Q22	1Q22	2Q21	6M22	6M21
Consolidated statements of operations (CHF million)
Interest and dividend income	2,474	2,234	2,426	4,708	5,013
Interest expense	(1,279)	(775)	(1,010)	(2,054)	(1,943)
Net interest income	1,195	1,459	1,416	2,654	3,070
Commissions and fees	2,230	2,601	3,158	4,831	6,895
Trading revenues	41	(36)	153	5	1,964
Other revenues	179	388	376	567	748
Net revenues	3,645	4,412	5,103	8,057	12,677
Provision for credit losses	64	(110)	(25)	(46)	4,369
Compensation and benefits	2,392	2,458	2,356	4,850	4,563
General and administrative expenses	2,005	2,148	1,589	4,153	2,965
Commission expenses	254	298	325	552	654
Goodwill impairment	23	0	0	23	0
Restructuring expenses	80	46	45	126	70
Total other operating expenses	2,362	2,492	1,959	4,854	3,689
Total operating expenses	4,754	4,950	4,315	9,704	8,252
Income/(loss) before taxes	(1,173)	(428)	813	(1,601)	56
Income tax expense/(benefit)	419	(151)	566	268	40
Net income/(loss)	(1,592)	(277)	247	(1,869)	16
Net income/(loss) attributable to noncontrolling interests	1	(4)	(6)	(3)	15
Net income/(loss) attributable to shareholders	(1,593)	(273)	253	(1,866)	1
Earnings/(loss) per share (CHF)
Basic earnings/(loss) per share	(0.60)	(0.10)	0.10	(0.71)	0.00
Diluted earnings/(loss) per share	(0.60)	(0.10)	0.10	(0.71)	0.00
Consolidated statements of comprehensive income (unaudited)
in	2Q22	1Q22	2Q21	6M22	6M21
Comprehensive income/(loss) (CHF million)
Net income/(loss)	(1,592)	(277)	247	(1,869)	16
Gains/(losses) on cash flow hedges	(250)	(599)	(41)	(849)	(144)
Foreign currency translation	765	181	(472)	946	1,533
Unrealized gains/(losses) on securities	(1)	(5)	0	(6)	0
Actuarial gains/(losses)	61	61	(11)	122	54
Net prior service credit/(cost)	(18)	(17)	(24)	(35)	(48)
Gains/(losses) on liabilities related to credit risk	2,552	1,061	(483)	3,613	68
Other comprehensive income/(loss), net of tax	3,109	682	(1,031)	3,791	1,463
Comprehensive income/(loss)	1,517	405	(784)	1,922	1,479
Comprehensive income/(loss) attributable to noncontrolling interests	1	(2)	(7)	(1)	25
Comprehensive income/(loss) attributable to shareholders	1,516	407	(777)	1,923	1,454
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated balance sheets (unaudited)
end of	2Q22	1Q22	4Q21
Assets (CHF million)
Cash and due from banks	159,472	167,950	164,818
of which reported at fair value	165	148	308
of which reported from consolidated VIEs	110	122	108
Interest-bearing deposits with banks	851	998	1,323
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	104,156	95,282	103,906
of which reported at fair value	82,392	71,059	68,623
Securities received as collateral, at fair value	7,386	8,084	15,017
of which encumbered	5,063	5,899	8,455
Trading assets, at fair value	101,095	106,971	111,141
of which encumbered	28,669	31,721	30,092
of which reported from consolidated VIEs	1,801	1,841	1,822
Investment securities	739	809	1,005
of which reported at fair value	739	809	1,005
of which encumbered	646	503	516
Other investments	5,783	5,794	5,826
of which reported at fair value	3,987	4,019	4,094
of which reported from consolidated VIEs	895	946	1,015
Net loans	285,573	287,682	291,686
of which reported at fair value	9,099	9,545	10,243
of which encumbered	46	57	42
of which reported from consolidated VIEs	1,323	1,158	1,400
allowance for credit losses	(1,360)	(1,330)	(1,297)
Goodwill	2,974	2,931	2,917
Other intangible assets	340	307	276
of which reported at fair value	290	256	224
Brokerage receivables	15,060	18,359	16,687
allowance for credit losses	(4,215)	(4,069)	(4,186)
Other assets	43,936	44,387	41,231
of which reported at fair value	8,616	9,214	9,184
of which reported from consolidated VIEs	2,009	1,776	1,496
of which loans held-for-sale (amortized cost base)	401	894	588
allowance for credit losses – other assets held at amortized cost	(31)	(30)	(30)
Total assets	727,365	739,554	755,833
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated balance sheets (unaudited) (continued)
end of	2Q22	1Q22	4Q21
Liabilities and equity (CHF million)
Due to banks	23,616	18,891	18,965
of which reported at fair value	355	404	477
Customer deposits	389,484	398,624	392,819
of which reported at fair value	3,307	3,437	3,700
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	21,568	27,711	35,274
of which reported at fair value	14,145	12,766	13,213
Obligation to return securities received as collateral, at fair value	7,386	8,084	15,017
Trading liabilities, at fair value	29,967	28,184	27,535
of which reported from consolidated VIEs	13	9	8
Short-term borrowings	20,145	17,399	19,393
of which reported at fair value	10,049	8,225	10,690
of which reported from consolidated VIEs	4,635	4,363	4,352
Long-term debt	158,010	160,320	166,896
of which reported at fair value	66,140	66,270	68,722
of which reported from consolidated VIEs	1,825	1,475	1,391
Brokerage payables	8,061	13,687	13,060
Other liabilities	23,062	21,978	22,644
of which reported at fair value	2,620	2,562	2,592
of which reported from consolidated VIEs	223	212	231
Total liabilities	681,299	694,878	711,603
Common shares	106	106	106
Additional paid-in capital	34,631	35,114	34,938
Retained earnings	29,059	30,791	31,064
Treasury shares, at cost	(417)	(923)	(828)
Accumulated other comprehensive income/(loss)	(17,537)	(20,646)	(21,326)
Total shareholders' equity	45,842	44,442	43,954
Noncontrolling interests	224	234	276
Total equity	46,066	44,676	44,230

Total liabilities and equity	727,365	739,554	755,833
> Refer to “Note 29 – Guarantees and commitments” and “Note 33 – Litigation” for information on commitments and contingencies.

end of	2Q22	1Q22	4Q21
Additional share information
Par value (CHF)	0.04	0.04	0.04
Authorized shares [1]	3,225,747,720	3,100,747,720	3,100,747,720
Common shares issued	2,650,747,720	2,650,747,720	2,650,747,720
Treasury shares	(39,988,479)	(94,644,251)	(81,063,211)
Shares outstanding	2,610,759,241	2,556,103,469	2,569,684,509
1 Includes issued shares and unissued shares (conditional, conversion and authorized capital).
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of changes in equity (unaudited)
	Attributable to shareholders
	Common shares	Additional paid-in capital		Retained earnings	Treasury shares, at cost	AOCI	Total share- holders' equity	Non- controlling interests	Total equity
2Q22 (CHF million)
Balance at beginning of period	106	35,114		30,791	(923)	(20,646)	44,442	234	44,676
Purchase of subsidiary shares from non- controlling interests, not changing ownership [1,2]	–	–		–	–	–	–	(12)	(12)
Sale of subsidiary shares to noncontrolling interests, not changing ownership [2]	–	–		–	–	–	–	2	2
Net income/(loss)	–	–		(1,593)	–	–	(1,593)	1	(1,592)
Total other comprehensive income/(loss), net of tax	–	–		–	–	3,109	3,109	–	3,109
Sale of treasury shares	–	(25)		–	3,367	–	3,342	–	3,342
Repurchase of treasury shares	–	–		–	(3,306)	–	(3,306)	–	(3,306)
Share-based compensation, net of tax	–	(316)		–	445	–	129	–	129
Dividends paid	–	(140)	[3]	(139)	–	–	(279)	(1)	(280)
Other	–	(2)		–	–	–	(2)	–	(2)
Balance at end of period	106	34,631		29,059	(417)	(17,537)	45,842	224	46,066
1 Distributions to owners in funds include the return of original capital invested and any related dividends.
2 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership".
3 Paid out of capital contribution reserves.
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of changes in equity (unaudited) (continued)
	Attributable to shareholders
	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	AOCI	Total share- holders' equity	Non- controlling interests	Total equity
1Q22 (CHF million)
Balance at beginning of period	106	34,938	31,064	(828)	(21,326)	43,954	276	44,230
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–	–	–	–	–	(3)	(3)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	6	6
Net income/(loss)	–	–	(273)	–	–	(273)	(4)	(277)
Total other comprehensive income/(loss), net of tax	–	–	–	–	680	680	2	682
Sale of treasury shares	–	(19)	–	4,682	–	4,663	–	4,663
Repurchase of treasury shares	–	–	–	(4,830)	–	(4,830)	–	(4,830)
Share-based compensation, net of tax	–	195	–	53	–	248	–	248
Change in scope of consolidation, net	–	–	–	–	–	–	(43)	(43)
Balance at end of period	106	35,114	30,791	(923)	(20,646)	44,442	234	44,676
2Q21 (CHF million)
Balance at beginning of period	98	33,523	32,582	(946)	(20,667)	44,590	294	44,884
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–	–	–	–	–	(16)	(16)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	5	5
Net income/(loss)	–	–	253	–	–	253	(6)	247
Total other comprehensive income/(loss), net of tax	–	–	–	–	(1,030)	(1,030)	(1)	(1,031)
Issuance of common shares	8	1,748	–	(1,756)	–	–	–	0
Conversion of mandatory convertible notes	–	–	–	1	–	1	–	1
Sale of treasury shares	–	(10)	–	4,907	–	4,897	–	4,897
Repurchase of treasury shares	–	–	–	(4,944)	–	(4,944)	–	(4,944)
Share-based compensation, net of tax	–	(463)	–	561	–	98	–	98
Dividends paid	–	(136)	(120)	–	–	(256)	(1)	(257)
Change in scope of consolidation, net	–	–	–	–	–	–	20	20
Other	–	(29)	–	–	–	(29)	–	(29)
Balance at end of period	106	34,633	32,715	(2,177)	(21,697)	43,580	295	43,875
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of changes in equity (unaudited) (continued)
	Attributable to shareholders
	Common shares	Additional paid-in capital		Retained earnings	Treasury shares, at cost	AOCI	Total share- holders' equity	Non- controlling interests	Total equity
6M22 (CHF million)
Balance at beginning of period	106	34,938		31,064	(828)	(21,326)	43,954	276	44,230
Purchase of subsidiary shares from non- controlling interests, not changing ownership [1,2]	–	–		–	–	–	–	(15)	(15)
Sale of subsidiary shares to noncontrolling interests, not changing ownership [2]	–	–		–	–	–	–	8	8
Net income/(loss)	–	–		(1,866)	–	–	(1,866)	(3)	(1,869)
Total other comprehensive income/(loss), net of tax	–	–		–	–	3,789	3,789	2	3,791
Sale of treasury shares	–	(44)		–	8,049	–	8,005	–	8,005
Repurchase of treasury shares	–	–		–	(8,136)	–	(8,136)	–	(8,136)
Share-based compensation, net of tax	–	(121)		–	498	–	377	–	377
Dividends paid	–	(140)	[3]	(139)	–	–	(279)	(1)	(280)
Changes in scope of consolidation, net	–	–		–	–	–	–	(43)	(43)
Other	–	(2)		–	–	–	(2)	–	(2)
Balance at end of period	106	34,631		29,059	(417)	(17,537)	45,842	224	46,066
6M21 (CHF million)
Balance at beginning of period	98	33,323		32,834	(428)	(23,150)	42,677	264	42,941
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–		–	–	–	–	(23)	(23)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–		–	–	–	–	10	10
Net income/(loss)	–	–		1	–	–	1	15	16
Total other comprehensive income/(loss), net of tax	–	–		–	–	1,453	1,453	10	1,463
Issuance of common shares	8	1,748		–	(1,756)	–	–	–	0
Conversion of mandatory convertible notes	–	–		–	1	–	1	–	1
Sale of treasury shares	–	(14)		–	11,677	–	11,663	–	11,663
Repurchase of treasury shares	–	–		–	(12,279)	–	(12,279)	–	(12,279)
Share-based compensation, net of tax	–	(259)		–	608	–	349	–	349
Dividends paid	–	(136)		(120)	–	–	(256)	(1)	(257)
Changes in scope of consolidation, net	–	–		–	–	–	–	20	20
Other	–	(29)		–	–	–	(29)	–	(29)
Balance at end of period	106	34,633		32,715	(2,177)	(21,697)	43,580	295	43,875
1 Distributions to owners in funds include the return of original capital invested and any related dividends.
2 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership".
3 Paid out of capital contribution reserves.
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of cash flows (unaudited)
in	6M22	6M21
Operating activities (CHF million)
Net income/(loss)	(1,869)	16
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities (CHF million)
Impairment, depreciation and amortization	775	706
Provision for credit losses	(46)	4,369
Deferred tax provision/(benefit)	(23)	(302)
Share-based compensation	522	577
Valuation adjustments relating to long-term debt	(9,506)	1,909
Share of net income/(loss) from equity method investments	(47)	(73)
Trading assets and liabilities, net	13,923	21,529
(Increase)/decrease in other assets	(314)	(839)
Increase/(decrease) in other liabilities	(6,011)	(5,389)
Other, net	(641)	(241)
Total adjustments	(1,368)	22,246
Net cash provided by/(used in) operating activities	(3,237)	22,262
Investing activities (CHF million)
(Increase)/decrease in interest-bearing deposits with banks	462	9
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	(4,344)	(11,851)
Purchase of investment securities	(81)	(213)
Proceeds from sale of investment securities	45	0
Maturities of investment securities	213	25
Investments in subsidiaries and other investments	(219)	(288)
Proceeds from sale of other investments	320	940
(Increase)/decrease in loans	6,378	(5,073)
Proceeds from sales of loans	1,384	2,216
Capital expenditures for premises and equipment and other intangible assets	(711)	(622)
Proceeds from sale of premises and equipment and other intangible assets	0	2
Other, net	236	49
Net cash provided by/(used in) investing activities	3,683	(14,806)
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of cash flows (unaudited) (continued)
in	6M22	6M21
Financing activities (CHF million)
Increase/(decrease) in due to banks and customer deposits	(1,973)	790
Increase/(decrease) in short-term borrowings	909	170
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(6,927)	(3,931)
Issuances of long-term debt	31,916	29,405
Repayments of long-term debt	(29,184)	(27,321)
Sale of treasury shares	8,005	11,664
Repurchase of treasury shares	(8,136)	(12,279)
Dividends paid	(280)	(257)
Other, net	(124)	(308)
Net cash provided by/(used in) financing activities	(5,794)	(2,067)
Effect of exchange rate changes on cash and due from banks (CHF million)
Effect of exchange rate changes on cash and due from banks	2	1,857
Net increase/(decrease) in cash and due from banks (CHF million)
Net increase/(decrease) in cash and due from banks	(5,346)	7,246

Cash and due from banks at beginning of period [1]	164,818	139,112
Cash and due from banks at end of period [1]	159,472	146,358
1 Includes restricted cash.
Supplemental cash flow information (unaudited)
in	6M22	6M21
Cash paid for income taxes and interest (CHF million)
Cash paid for income taxes	494	429
Cash paid for interest	2,807	3,223
> Refer to “Note 19 – Financial instruments measured at amortized cost and credit losses” for information on non-cash transactions.
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Notes to the condensed consolidated financial statements – unaudited
1 Summary of significant accounting policies
Basis of presentation
The accompanying unaudited condensed consolidated financial statements of Credit Suisse Group AG (the Group) are prepared in accordance with accounting principles generally accepted in the US (US GAAP) and are stated in Swiss francs (CHF). These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 2021 included in the Credit Suisse Annual Report 2021.
Certain financial information, which is normally included in annual consolidated financial statements prepared in accordance with US GAAP, but not required for interim reporting purposes, has been condensed or omitted. Certain reclassifications have been made to the prior period’s consolidated financial statements to conform to the current period’s presentation. These condensed consolidated financial statements reflect, in the opinion of management, all adjustments, which, on a normal recurring basis, are necessary for a fair presentation of the condensed consolidated financial statements for the periods presented. The 1Q22 consolidated statements of operations and comprehensive income and the 1Q22 consolidated statement of changes in equity have been added for the convenience of the reader and are not a required presentation under US GAAP. The results of operations for interim periods are not indicative of results for the entire year.
In preparing these condensed consolidated financial statements, management is required to make estimates and assumptions which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the condensed consolidated balance sheets and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Certain accounting changes
As noted in our 2021 Annual Report, the Group identified an accounting issue that was not material to the prior period financial statements. The Group identified this accounting issue with respect to the net balance sheet treatment relating to the presentation of a limited population of certain securities lending and borrowing activities. As a result, balance sheet and cash flow positions for both assets and liabilities relating to these activities were presented on a gross basis and prior periods were revised in the consolidated financial statements and the related notes.
For the quarter ended June 30, 2022, the Group has presented these securities lending and borrowing transactions as a single unit of account and as a result these transactions will no longer be presented on a gross basis. The Group did not adjust prior period financial information which continue to reflect a presentation on a gross basis.
> Refer to “Note 1 – Summary of significant accounting policies” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2021 for a description of the Group’s significant accounting policies.
2 Recently issued accounting standards
Recently adopted accounting standards
The following provides the most relevant recently adopted accounting standards.
> Refer to “Note 2 – Recently issued accounting standards” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2021 for a description of accounting standards adopted in 2021.
SAB 121 – Accounting for Digital Asset Custodial Relationships
In March 2022, the US Securities and Exchange Commission (SEC) published SEC Staff Accounting Bulletin (SAB) No. 121, “Accounting for Obligations to Safeguard Crypto-Assets an Entity Holds for Platform users” (SAB 121). SAB 121 introduces interpretive guidance requiring the recognition of a liability and a corresponding asset to account for obligations to safeguard digital assets held for clients. SAB 121 requires additional disclosure of such custodial relationships in the interim and annual financial statements. The guidance within SAB 121 is effective for the interim and annual periods ending after June 15, 2022, with retrospective application to the beginning of the fiscal year.
The adoption of SAB 121 did not have a material impact on the Group’s financial position, results of operations or cash flows.
Standards to be adopted in future periods
ASC Topic 326 – Financial instruments – Credit losses
In March 2022, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2022-02, “Troubled Debt Restructurings and Vintage Disclosures” (ASU 2022-02), an update to Accounting Standards Codification (ASC) Topic 326 – Financial Instruments – Credit Losses. The amendments in ASU 2022-02 eliminate the accounting guidance for Troubled Debt Restructurings (TDRs) by creditors. The loan refinancing and restructuring guidance in ASC Topic 310 – Receivables will be applied to determine whether a modification results in a new loan or a continuation of an existing loan. The amendments enhance disclosure requirements for certain loan refinancings and restructurings when a borrower is experiencing financial difficulty and require disclosure of current period gross write-offs by year of origination for financing receivables and net investments in leases.

The amendments are effective for annual reporting periods beginning after December 15, 2022 and for the interim periods within those annual reporting periods. Early adoption is permitted, including in an interim period. The Group is currently evaluating the impact of the adoption of ASU 2022-02 on the Group’s financial position, results of operations and cash flows.
ASC Topic 820 – Fair Value Measurement
In June 2022, the FASB issued Accounting Standards Update 2022-03, “Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions” (ASU 2022-03), an update to ASC Topic 820 – Fair Value Measurement. The amendments in ASU 2022-03 clarify that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The amendments require new disclosures related to equity securities subject to contractual sale restrictions, including the fair value of such equity securities, the nature and remaining duration of the corresponding restrictions and any circumstances that could cause a lapse in the restrictions.
The amendments are effective for annual reporting periods beginning after December 15, 2023 and for the interim periods within those annual reporting periods. Early adoption is permitted, including in an interim period. The Group is currently evaluating the impact of the adoption of ASU 2022-03 on the Group’s financial position, results of operations and cash flows.
3 Business developments and subsequent events
Business developments
There were no significant business developments in 2Q22 that are not disclosed in other notes of these condensed consolidated financial statements.
Subsequent events
Management changes
On July 27, 2022, Credit Suisse announced that the Board of Directors has appointed Ulrich Körner as the new CEO of the Group. He will take over this position from Thomas Gottstein, who will step down from August 1, 2022. Ulrich Körner is currently CEO of the Asset Management division of the Group.
Strategic review
On July 27, 2022, Credit Suisse announced that it is conducting a comprehensive strategic review with the following objectives:
■ Consider alternatives that go beyond the conclusions of last year’s strategic review, particularly given the changed economic and market environment. The goal of the appraisal will be to shape a more focused, agile Group with a significantly lower absolute cost base.
■ Strengthen its global wealth management franchise, universal bank in Switzerland and multi-specialist asset management business.
■ Transform the Investment Bank into a capital-light, advisory-led banking business and more focused markets business that complements the growth of the wealth management and Swiss Bank franchises.
■ Evaluate strategic options for the securitized products business, which may include attracting third-party capital to free up additional resources for the bank’s growth areas.
■ Reduce the Group’s adjusted operating expenses at constant 2021 foreign exchange rates to below CHF 15.5 billion in the medium term, supported by company-wide cost efficiency and digital transformation.
The development and implementation of the new strategy will be overseen by the full Board of Directors and supported by a Board led ad-hoc Investment Bank Strategy Committee, with Michael Klein as Chair and also including Mirko Bianchi, Richard Meddings and Blythe Masters.
The Group will provide further details on the progress of the strategic review, including specific performance goals, with its third-quarter 2022 results.
As the strategy review and eventual implementation progresses, restructuring costs relating to asset impairments and liability valuations may arise in connection with any business activities the Group may exit or curtail and their related infrastructure.

4 Segment information
The Group is a global financial services company domiciled in Switzerland and, effective January 1, 2022, was organized into four divisions – Wealth Management, Investment Bank, Swiss Bank and Asset Management, reflecting the strategic announcement made on November 4, 2021. The segment information reflects the Group’s reportable segments and the Corporate Center, which are managed and reported on a pre-tax basis, as follows:
■ The Wealth Management division offers comprehensive wealth management and investment solutions and tailored financing and advisory services to UHNW and HNW individuals and external asset managers. Our wealth management business is among the industry’s leaders in our target markets. We serve our clients along a client-centric and needs-based delivery model, utilizing the broad spectrum of Credit Suisse’s global capabilities, including those offered by the Investment Bank and Asset Management. Under the new organizational structure, we serve our clients through coverage areas addressing the geographies of Switzerland, Europe, Middle East and Africa, Asia Pacific and Latin America.
■ The Investment Bank division offers a broad range of financial products and services focused on client-driven businesses and also supports Credit Suisse’s Wealth Management division and its clients. Our suite of products and services includes global securities sales, trading and execution, capital raising and advisory services. Our clients include financial institutions, corporations, governments, sovereigns, UHNW and institutional investors, such as pension funds and hedge funds, financial sponsors and private individuals around the world. We deliver our investment banking capabilities globally through regional and local teams based in both major developed and emerging market centers. Our integrated business model enables us to deliver high value, customized solutions that leverage the expertise offered across Credit Suisse and that help our clients unlock capital and value in order to achieve their strategic goals.
■ The Swiss Bank division offers comprehensive advice and a wide range of financial solutions to private, corporate and institutional clients primarily domiciled in our home market of Switzerland. Our private clients business has a leading franchise in Switzerland, including HNW, affluent, retail and small business clients. In addition, we provide consumer finance services through our subsidiary BANK-now and the leading credit card brands through our investment in Swisscard AECS GmbH. Our corporate and institutional clients business serves large corporate clients, small and medium-sized enterprises, institutional clients, financial institutions and commodity traders.
■ The Asset Management division offers investment solutions and services globally to a broad range of clients, including pension funds, governments, foundations and endowments, corporations and individuals, with a strong presence in our Swiss home market. Backed by the Group’s global presence, Asset Management offers active and passive solutions in traditional investments as well as alternative investments. We apply ESG criteria at various points in the investment process with an active sustainability offering, which invests in line with the Credit Suisse Sustainable Investment Framework, and passive ESG index and exchange traded funds.
Corporate Center included parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses and revenues that had not been allocated to the segments. In addition, the Corporate Center included consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.
> Refer to “Note 4 – Segment information” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2021 for further information on revenue sharing and cost allocation and funding.
Net revenues and income/(loss) before taxes
in	2Q22	1Q22	2Q21	6M22	6M21
Net revenues (CHF million)
Wealth Management	1,266	1,177	1,913	2,443	3,998
Investment Bank	1,109	1,938	1,844	3,047	5,728
Swiss Bank	1,050	1,109	1,023	2,159	2,054
Asset Management	311	361	417	672	817
Corporate Center	(91)	(173)	(94)	(264)	80
Net revenues	3,645	4,412	5,103	8,057	12,677
Income/(loss) before taxes (CHF million)
Wealth Management	(96)	(357)	770	(453)	1,748
Investment Bank	(1,116)	124	(16)	(992)	(2,326)
Swiss Bank	402	471	445	873	857
Asset Management	30	53	120	83	251
Corporate Center	(393)	(719)	(506)	(1,112)	(474)
Income/(loss) before taxes	(1,173)	(428)	813	(1,601)	56

Total assets
end of	2Q22	1Q22	4Q21
Total assets (CHF million)
Wealth Management	205,387	204,256	201,326
Investment Bank	254,561	253,958	274,112
Swiss Bank	219,151	222,152	221,478
Asset Management	3,785	3,659	3,603
Corporate Center	44,481	55,529	55,314
Total assets	727,365	739,554	755,833
5 Net interest income
in	2Q22	1Q22	2Q21	6M22	6M21
Net interest income (CHF million)
Loans	1,307	1,194	1,277	2,501	2,542
Investment securities	(12)	0	0	(12)	0
Trading assets, net of trading liabilities [1]	561	702	656	1,263	1,502
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	386	233	311	619	652
Other	232	105	182	337	317
Interest and dividend income	2,474	2,234	2,426	4,708	5,013
Deposits	(278)	(54)	(38)	(332)	(89)
Short-term borrowings	(16)	(8)	(40)	(24)	(42)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(140)	(100)	(209)	(240)	(485)
Long-term debt	(727)	(536)	(660)	(1,263)	(1,203)
Other	(118)	(77)	(63)	(195)	(124)
Interest expense	(1,279)	(775)	(1,010)	(2,054)	(1,943)
Net interest income	1,195	1,459	1,416	2,654	3,070
1 Interest and dividend income is presented on a net basis to align with the presentation of trading revenues for trading assets and liabilities.
6 Commissions and fees
in	2Q22	1Q22	2Q21	6M22	6M21
Commissions and fees (CHF million)
Lending business	360	435	484	795	1,000
Investment and portfolio management	780	828	891	1,608	1,752
Other securities business	16	13	15	29	28
Fiduciary business	796	841	906	1,637	1,780
Underwriting	125	239	626	364	1,615
Brokerage	587	690	694	1,277	1,603
Underwriting and brokerage	712	929	1,320	1,641	3,218
Other services	362	396	448	758	897
Commissions and fees	2,230	2,601	3,158	4,831	6,895

7 Trading revenues
in	2Q22	1Q22	2Q21	6M22	6M21
Trading revenues (CHF million)
Interest rate products	(1,084)	(365)	154	(1,449)	906
Foreign exchange products	241	329	358	570	506
Equity/index-related products	425	84	(117)	509	884
Credit products	822	8	(271)	830	(304)
Commodity and energy products	(17)	59	(7)	42	2
Other products	(346)	(151)	36	(497)	(30)
Trading revenues	41	(36)	153	5	1,964
Represents revenues on a product basis which are not representative of business results within segments, as segment results utilize financial instruments across various product types.
> Refer to “Note 7 – Trading revenues” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2021 for further information on trading revenues and managing trading risks.
8 Other revenues
in	2Q22	1Q22	2Q21	6M22	6M21
Other revenues (CHF million)
Noncontrolling interests without SEI	0	0	4	0	3
Loans held-for-sale	(14)	(2)	(58)	(16)	(99)
Long-lived assets held-for-sale	16	165	3	181	1
Equity method investments	53	43	55	96	84
Other investments	(63)	15	131	(48)	330
Other	187	167	241	354	429
Other revenues	179	388	376	567	748
9 Provision for credit losses
in	2Q22	1Q22	2Q21	6M22	6M21
Provision for credit losses (CHF million)
Loans held at amortized cost	73	41	(28)	114	(52)
Other financial assets held at amortized cost [1]	2	(148)	56	(146)	4,490
Off-balance sheet credit exposures	(11)	(3)	(53)	(14)	(69)
Provision for credit losses	64	(110)	(25)	(46)	4,369
1
Primarily reflects a provision/(release of provision) for credit losses of CHF 0 million, CHF (155) million, CHF 70 million, CHF (155) million and CHF 4,500 million in 2Q22, 1Q22, 2Q21, 6M22 and 6M21, respectively, related to Archegos.

10 Compensation and benefits
in	2Q22	1Q22	2Q21	6M22	6M21
Compensation and benefits (CHF million)
Salaries and variable compensation	1,982	2,030	1,997	4,012	3,846
Social security	173	204	166	377	324
Other [1]	237	224	193	461	393
Compensation and benefits	2,392	2,458	2,356	4,850	4,563
1
Includes pension-related expenses of CHF 131 million, CHF 128 million, CHF 120 million, CHF 259 million and CHF 250 million in 2Q22, 1Q22, 2Q21, 6M22 and 6M21, respectively, relating to service costs for defined benefit pension plans and employer contributions for defined contribution pension plans.

11 General and administrative expenses
in	2Q22	1Q22	2Q21	6M22	6M21
General and administrative expenses (CHF million)
Occupancy expenses	247	237	231	484	494
IT, machinery and equipment	462	407	383	869	756
Provisions and losses	499	710	273	1,209	330
Travel and entertainment	61	44	32	105	61
Professional services	532	521	454	1,053	827
Communication and market data services	136	131	128	267	255
Amortization and impairment of other intangible assets	1	1	2	2	4
Other [1]	67	97	86	164	238
General and administrative expenses	2,005	2,148	1,589	4,153	2,965
1
Includes pension-related expenses/(credits) of CHF (49) million, CHF (49) million, CHF (42) million, CHF (98) million and CHF (94) million in 2Q22, 1Q22, 2Q21, 6M22 and 6M21, respectively, relating to certain components of net periodic benefit costs for defined benefit plans.

12 Restructuring expenses
On November 4, 2021, Credit Suisse announced its new long-term strategic vision. This led to restructuring expenses of CHF 80 million, CHF 46 million, CHF 45 million, CHF 126 million and CHF 70 million in 2Q22, 1Q22, 2Q21, 6M22 and 6M21, respectively. The Group expects to complete the new plan by the end of December 2022. Restructuring expenses may include severance expenses, other personnel-related charges, pension expenses and contract termination costs.
Restructuring expenses by type
in	2Q22	1Q22	2Q21	6M22	6M21
Restructuring expenses by type (CHF million)
Compensation and benefits-related expenses	65	42	2	107	13
of which severance expenses	15	13	(1)	28	6
of which deferred compensation	46	25	3	71	7
General and administrative-related expenses	15	4	43	19	57
of which pension expenses	4	0	(4)	4	(11)
Total restructuring expenses	80	46	45	126	70
Restructuring liabilities
	2Q22			1Q22			2Q21
in	Compen- sation and benefits	General and administrative expenses	Total	Compen- sation and benefits	General and administrative expenses	Total	Compen- sation and benefits	General and administrative expenses	Total
Restructuring liabilities (CHF million)
Balance at beginning of period	25	0	25	19	0	19	39	3	42
Net additional charges [1]	15	10	25	13	4	17	(1)	26	25
Utilization	(10)	(10)	(20)	(7)	(4)	(11)	(16)	(26)	(42)
Balance at end of period	30	0	30	25	0	25	22	3	25
1
The following items for which expense accretion was accelerated in 2Q22, 1Q22 and 2Q21 due to the restructuring of the Group are not included in the restructuring provision: unsettled share-based compensation of CHF 22 million, CHF 8 million and CHF 1 million, respectively, which remain classified as a component of total shareholders' equity; other personnel-related charges of CHF 28 million, CHF 21 million and CHF 2 million, respectively, which remain classified as compensation liabilities; unsettled pension obligations of CHF 4 million, CHF 0 million and CHF (4) million, respectively, which remain classified as pension liabilities; and accelerated accumulated depreciation and impairment of CHF 1 million, CHF 0 million and CHF 21 million, respectively, which remain classified as premises and equipment. The settlement date for the unsettled share-based compensation remains unchanged at three years.

Restructuring liabilities (continued)
	6M22			6M21
in	Compen- sation and benefits	General and administrative expenses	Total	Compen- sation and benefits	General and administrative expenses	Total
Restructuring liabilities (CHF million)
Balance at beginning of period	19	0	19	50	2	52
Net additional charges [1]	28	14	42	6	36	42
Utilization	(17)	(14)	(31)	(34)	(35)	(69)
Balance at end of period	30	0	30	22	3	25
1
The following items for which expense accretion was accelerated in 6M22 and 6M21 due to the restructuring of the Group are not included in the restructuring liabilities: unsettled share-based compensation of CHF 30 million and CHF 2 million, respectively, which remain classified as a component of total shareholders' equity; other personnel-related charges of CHF 49 million and CHF 5 million, respectively, which remain classified as compensation liabilities; unsettled pension obligations of CHF 4 million and CHF (11) million, respectively, which remain classified as pension liabilities; and accelerated accumulated depreciation and impairment of CHF 1 million and CHF 32 million, respectively, which remain classified as premises and equipment. The settlement date for the unsettled share-based compensation remains unchanged at three years.

13 Earnings per share
in	2Q22	1Q22	2Q21	6M22	6M21
Basic net income/(loss) attributable to shareholders (CHF million)
Net income/(loss) attributable to shareholders for basic earnings per share	(1,593)	(273)	253	(1,866)	1
Available for common shares	(1,593)	(273)	252	(1,866)	1
Available for mandatory convertible notes	–	–	1	–	–
Net income/(loss) attributable to shareholders for diluted earnings per share	(1,593)	(273)	253	(1,866)	1
Available for common shares	(1,593)	(273)	252	(1,866)	1
Available for mandatory convertible notes	–	–	1	–	–
Weighted-average shares outstanding (million)
For basic earnings per share available for common shares	2,646.5	2,617.9	2,453.9	2,632.2	2,450.3
Dilutive share options and warrants	0.0	0.0	0.8	0.0	0.6
Dilutive share awards	0.0	0.0	55.1	0.0	73.6
For diluted earnings per share available for common shares [1,2]	2,646.5	2,617.9	2,509.8	2,632.2	2,524.5
Weighted-average shares outstanding for basic/diluted earnings per share available for mandatory convertible notes	–	–	130.8	–	65.4
Earnings/(loss) per share available for common shares (CHF)
Basic earnings/(loss) per share available for common shares	(0.60)	(0.10)	0.10	(0.71)	0.00
Diluted earnings/(loss) per share available for common shares	(0.60)	(0.10)	0.10	(0.71)	0.00
1
Weighted-average potential common shares relating to instruments that were not dilutive for the respective periods (and therefore not included in the diluted earnings per share calculation above) but could potentially dilute earnings per share in the future were 12.4 million, 14.5 million, 9.6 million, 13.4 million and 8.1 million for 2Q22, 1Q22, 2Q21, 6M22 and 6M21, respectively.

2
Due to the net losses in 2Q22, 1Q22 and 6M22, 2.8 million, 0.8 million and 1.8 million, respectively, of weighted-average share options and warrants outstanding and 32.5 million, 64.8 million and 48.7 million, respectively, of weighted-average share awards outstanding were excluded from the diluted earnings per share calculation, as the effect would be antidilutive.

14 Revenue from contracts with customers
The Group receives investment advisory and investment management fees for services provided in its wealth management businesses which are generally reflected in the line item ‘Investment and portfolio management’ in the table “Contracts with customers and disaggregation of revenues”.
As a fund manager, the Group typically receives base management fees and may additionally receive performance-based management fees which are both recognized as ‘Investment and portfolio management’ revenues in the table “Contracts with customers and disaggregation of revenues”.
The Group’s capital markets businesses underwrite and sell securities on behalf of customers and receive underwriting fees.
The Group also offers brokerage services in its investment banking businesses, including global securities sales, trading and execution, prime brokerage and investment research. For the services provided, such as for example the execution of client trades in securities or derivatives, the Group typically earns a brokerage commission when the trade is executed.
Credit Suisse’s investment banking businesses provide services that include advisory services to clients in connection with corporate finance activities. The term ‘advisory’ includes any type of service the Group provides in an advisory capacity. Revenues recognized from these services are reflected in the line item ‘Other Services’ in the table below.
Contracts with customers and disaggregation of revenues
in	2Q22	1Q22	2Q21	6M22	6M21
Contracts with customers (CHF million)
Investment and portfolio management	780	828	891	1,608	1,752
Other securities business	16	13	15	29	28
Underwriting	125	239	626	364	1,615
Brokerage	586	690	693	1,276	1,601
Other services	359	394	445	753	893
Total revenues from contracts with customers	1,866	2,164	2,670	4,030	5,889
The table “Contracts with customers and disaggregation of revenues” differs from “Note 6 – Commissions and fees” as it includes only those contracts with customers that are in scope of ASC Topic 606 – Revenue from Contracts with Customers.
Contract balances
end of	2Q22	1Q22	4Q21
Contract balances (CHF million)
Contract receivables	769	777	865
Contract liabilities	59	58	55
Revenue recognized in the reporting period included in the contract liabilities balance at the beginning of period	10	14	9
The Group did not recognize any revenue in the reporting period from performance obligations satisfied in previous periods.
There were no material net impairment losses on contract receivables in 2Q22, 1Q22 and 4Q21. The Group’s contract terms are generally such that they do not result in any contract assets.
Remaining performance obligations
ASC Topic 606’s practical expedient allows the Group to exclude from its remaining performance obligations disclosure any performance obligations which are part of a contract with an original expected duration of one year or less. Additionally any variable consideration, for which it is probable that a significant reversal in the amount of cumulative revenue recognized will occur when the uncertainty associated with the variable consideration is subsequently resolved, is not subject to the remaining performance obligations disclosure because such variable consideration is not included in the transaction price (e.g., investment management fees). Upon review, the Group determined that no material remaining performance obligations are in scope of the remaining performance obligations disclosure.
> Refer to “Note 14 – Revenue from contracts with customers” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2021 for further information.

15 Trading assets and liabilities
end of	2Q22	1Q22	4Q21
Trading assets (CHF million)
Debt securities	57,030	52,565	54,198
Equity securities	24,711	34,097	36,546
Derivative instruments [1]	16,069	16,810	17,559
Other	3,285	3,499	2,838
Trading assets	101,095	106,971	111,141
Trading liabilities (CHF million)
Short positions	14,015	15,818	16,689
Derivative instruments [1]	15,952	12,366	10,846
Trading liabilities	29,967	28,184	27,535
1 Amounts shown after counterparty and cash collateral netting.
Cash collateral on derivative instruments
end of	2Q22	1Q22	4Q21
Cash collateral on derivatives instruments – netted (CHF million) [1]
Cash collateral paid	13,707	14,881	17,869
Cash collateral received	10,522	10,027	12,056
Cash collateral on derivatives instruments– not netted (CHF million) [2]
Cash collateral paid	9,674	9,262	7,659
Cash collateral received	5,065	5,016	5,533
1 Recorded as cash collateral netting on derivative instruments in Note 24 – Offsetting of financial assets and financial liabilities.
2 Recorded as cash collateral on derivative instruments in Note 21 – Other assets and other liabilities.
16 Investment securities
end of	2Q22	1Q22	4Q21
Investment securities (CHF million)
Debt securities available-for-sale	739	809	1,005
Total investment securities	739	809	1,005
Investment securities by type
	2Q22				4Q21
end of	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Investment securities by type (CHF million)
Swiss federal, cantonal or local government entities	2	0	0	2	2	0	0	2
Corporate debt securities	849	0	112	737	1,011	0	8	1,003
Debt securities available-for-sale	851	0	112	739	1,013	0	8	1,005

Gross unrealized losses on debt securities and related fair value
	Less than 12 months		12 months or more		Total
end of	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
2Q22 (CHF million)
Corporate debt securities	625	100	89	12	714	112
Debt securities available-for-sale	625	100	89	12	714	112
4Q21 (CHF million)
Corporate debt securities	683	8	0	0	683	8
Debt securities available-for-sale	683	8	0	0	683	8
Unrealized losses on debt securities as of the end of 2Q22 relate to ten high-quality debt security positions held for liquidity purposes. Management determined that the unrealized losses on these debt securities were attributable to changes in market valuation driven by interest rate movements and not to credit-related factors. No impairment charges were recorded as the Group does not intend to sell these investments nor is it more likely than not that the Group will be required to sell these securities before the recovery of their amortized cost basis, which may be at maturity.
Proceeds from sales, realized gains and realized losses from debt securities available-for-sale
in	6M22	6M21
Sales of debt securities available-for-sale (CHF million)
Proceeds from sales	45	0
Realized losses	(6)	0
Amortized cost, fair value and average yield of debt securities
end of	Amortized cost	Fair value	Average yield (in %)
2Q22 (CHF million, except where indicated)
Due within 1 year	25	25	0.67
Due from 1 to 5 years	90	83	(0.02)
Due from 5 to 10 years	736	631	0.05
Debt securities available-for-sale	851	739	0.06
Allowance for credit losses on debt securities available-for-sale
A credit loss exists if there is a decline in fair value of the security below the amortized cost as a result of the non-collectability of the amounts due in accordance with the contractual terms.
An allowance for expected credit losses is recorded in the consolidated statement of operations in provision for credit losses and the non-credit-related losses are recorded in accumulated other comprehensive income (AOCI). Subsequent improvements in the estimated credit losses are immediately recorded in the consolidated statement of operations as a reduction in allowance and credit loss expense. A security is written-off if it is considered certain that there is no possibility of recovering the outstanding principal. As of the end of 2Q22 and 4Q21, the Group had no allowance for credit losses on debt securities available-for-sale.

17 Other investments
end of	2Q22	1Q22	4Q21
Other investments (CHF million)
Equity method investments	1,660	1,657	1,644
Equity securities (without a readily determinable fair value) [1]	3,351	3,343	3,317
of which at net asset value	71	66	54
of which at measurement alternative	342	346	347
of which at fair value	2,890	2,884	2,869
of which at cost less impairment	48	47	47
Real estate held-for-investment [2]	87	75	76
Life finance instruments [3]	685	719	789
Total other investments	5,783	5,794	5,826
1
Includes private equity, hedge funds and restricted stock investments as well as certain investments in non-marketable mutual funds for which the Group has neither significant influence nor control over the investee.

2
As of the end of 2Q22, 1Q22 and 4Q21, real estate held for investment included foreclosed or repossessed real estate of CHF 21 million, CHF 6 million and CHF 9 million, respectively, of which CHF 21 million, CHF 6 million and CHF 6 million, respectively were related to residential real estate.

3 Includes single premium immediate annuity contracts.
Accumulated depreciation related to real estate held-for-investment amounted to CHF 28 million, CHF 32 million and CHF 32 million for 2Q22, 1Q22 and 4Q21, respectively.
No impairments were recorded on real estate held-for-investments in 2Q22, 1Q22 and 4Q21.
Equity securities at measurement alternative
in / end of	6M22	Cumulative	6M21
Impairments and adjustments (CHF million)
Impairments and downward adjustments	(4)	(47)	(5)
Upward adjustments	0	138	0
> Refer to “Note 31 – Financial instruments” for further information on equity securities without a readily determinable fair value.

18 Loans
The Group’s loan portfolio is classified into two portfolio segments, consumer loans and corporate & institutional loans. Consumer loans are disaggregated into the classes of mortgages, loans collateralized by securities and consumer finance. Corporate & institutional loans are disaggregated into the classes of real estate, commercial and industrial loans, financial institutions, and governments and public institutions.
For financial reporting purposes, the carrying values of loans and related allowance for credit losses are presented in accordance with US GAAP and are not comparable with the regulatory credit risk exposures presented in our disclosures required under Pillar 3 of the Basel framework.
Loans
end of	2Q22	1Q22	4Q21
Loans (CHF million)
Mortgages	109,483	110,166	110,533
Loans collateralized by securities	45,658	47,828	51,253
Consumer finance	5,419	5,231	5,075
Consumer	160,560	163,225	166,861
Real estate	27,253	28,556	28,529
Commercial and industrial loans	68,769	68,432	69,129
Financial institutions	26,893	25,733	25,222
Governments and public institutions	3,531	3,147	3,323
Corporate & institutional	126,446	125,868	126,203
Gross loans	287,006	289,093	293,064
of which held at amortized cost	277,907	279,548	282,821
of which held at fair value	9,099	9,545	10,243
Net (unearned income)/deferred expenses	(73)	(81)	(81)
Allowance for credit losses	(1,360)	(1,330)	(1,297)
Net loans	285,573	287,682	291,686
Gross loans by location (CHF million)
Switzerland	168,354	169,454	167,957
Foreign	118,652	119,639	125,107
Gross loans	287,006	289,093	293,064
Impaired loan portfolio (CHF million)
Non-performing loans	1,649	1,819	1,666
Non-interest-earning loans	345	378	298
Non-accrual loans	1,994	2,197	1,964
Restructured loans	571	384	367
Potential problem loans	516	451	436
Other impaired loans	1,087	835	803
Gross impaired loans [1]	3,081	3,032	2,767
1
As of the end of 2Q22, 1Q22 and 4Q21, CHF 152 million, CHF 184 million and CHF 130 million, respectively, were related to consumer mortgages secured by residential real estate for which formal foreclosure proceedings according to local requirements of the applicable jurisdiction were in process.

In accordance with Group policies, impaired loans include non-accrual loans, comprised of non-performing loans and non-interest-earning loans, as well as restructured loans and potential problem loans.
> Refer to “Loans” in Note 1 – Summary of significant accounting policies in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2021 for further information on loans and categories of impaired loans.
> Refer to “Note 19 – Financial instruments measured at amortized cost and credit losses” for further information on loans held at amortized cost.

19 Financial instruments measured at amortized cost and credit losses
This disclosure provides an overview of the Group’s balance sheet positions that include financial assets carried at amortized cost that are subject to the current expected credit loss (CECL) accounting guidance.
As of the end of 2Q22, the Group had no purchased financial assets with more than insignificant credit deterioration since origination.
> Refer to “Note 1 – Summary of significant accounting policies” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2021 for further information on the accounting of financial assets and off-balance sheet credit exposure subject to the CECL accounting guidance.
Overview of financial instruments measured at amortized cost – by balance sheet position
	2Q22				4Q21
end of	Amortized cost basis	[1]	Allowance for credit losses	Net carrying value	Amortized cost basis	[1]	Allowance for credit losses	Net carrying value
CHF million
Cash and due from banks	159,307		0	159,307	164,510		0	164,510
Interest-bearing deposits with banks	856		(5)	851	1,323	[4]	0	1,323
Securities purchased under resale agreements and securities borrowing transactions	21,764	[2]	0	21,764	35,283	[4]	0	35,283
Loans	277,834	[2,3]	(1,360)	276,474	282,740	[4,5]	(1,297)	281,443
Brokerage receivables	19,275	[2]	(4,215)	15,060	20,873	[4]	(4,186)	16,687
Other assets	16,375		(31)	16,344	14,175		(30)	14,145
Total	495,411		(5,611)	489,800	518,904		(5,513)	513,391
1 Net of unearned income/deferred expenses, as applicable.
2
Excludes accrued interest in the total amount of CHF 358 million, with no related allowance for credit losses. Of the accrued interest balance, CHF 2 million relates to securities purchased under resale agreements and securities borrowing transactions, CHF 355 million to loans and CHF 1 million to brokerage receivables. These accrued interest balances are reported in other assets.

3 Includes endangered interest of CHF 64 million on non-accrual loans which are reported as part of the loans' amortized cost balance.
4
Excludes accrued interest in the total amount of CHF 301 million, with no related allowance for credit losses. Of the accrued interest balance, CHF 1 million relates to interest-bearing deposits with banks, CHF 1 million to securities purchased under resale agreements and securities borrowing transactions, CHF 295 million to loans and CHF 4 million to brokerage receivables. These accrued interest balances are reported in other assets.

5 Includes endangered interest of CHF 86 million on non-accrual loans which are reported as part of the loans' amortized cost balance.
Allowance for credit losses
Estimating expected credit losses – overview
> Refer to “Note 20 – Financial instruments measured at amortized cost and credit losses” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2021 for further information on key elements and processes of estimating expected credit losses on non-impaired and impaired credit exposures.
Macroeconomic scenarios
The estimation and application of forward-looking information requires quantitative analysis and significant expert judgment. The Group’s estimation of expected credit losses is based on a discounted probability-weighted estimate that considers three future macroeconomic scenarios: a baseline scenario, an upside scenario and a downside scenario. The baseline scenario represents the most likely outcome. The two other scenarios represent more optimistic and more pessimistic outcomes with the downside scenario being more severe than the upside scenario. The scenarios are probability-weighted according to the Group’s best estimate of their relative likelihood based on historical frequency, an assessment of the current business and credit cycles as well as the macroeconomic factor trends.
Current-period estimate of expected credit losses on non-impaired credit exposures
The key macroeconomic factors (MEFs) used in each of the macroeconomic scenarios for the calculation of the expected credit losses include, but are not limited to, GDP and industrial production. These MEFs have been selected based on the portfolios that are most material to the estimation of expected credit losses on non-impaired credit exposures from a longer-term perspective. The table “Selected macroeconomic factors” includes the Group’s forecast of selected MEFs for 2022 and 2023, as estimated as of the end of 2Q22 and 4Q21.
As of the end of 2Q22, the forecast macroeconomic scenarios were weighted 50% for the baseline, 40% for the downside and 10% for the upside scenario, unchanged compared to the scenario weightings applicable as of the end of 4Q21 and 1Q22. The MEFs included in the table represent the four-quarter average forecasts for 2022 and 2023 at the end of each reporting period. These MEFs forecasts are recalibrated on a monthly basis. The quarterly series for US real GDP, Swiss real GDP, eurozone real GDP and UK real GDP returned to pre-pandemic levels (i.e., 4Q19) in 2Q21, 3Q21, 4Q21 and 1Q22, respectively, based on the latest published statistical data available. The macroeconomic and market variable projections incorporate adjustments to reflect the impact of successive COVID-19 infection waves, the impact of accelerated monetary policy tightening by the world’s major central banks in response to high inflation rates, the impact of Russia’s invasion of Ukraine on energy and food prices as well as the recent slowdown in real GDP growth in most of the world’s major economies. While GDP and industrial production are significant inputs to the forecast models, a range of other inputs are also incorporated for all three scenarios to provide projections for future economic and market conditions. Given the complex nature of the forecasting process, no single economic variable is viewed in isolation or independently of other inputs.
Selected macroeconomic factors
	2Q22		4Q21
end of	Forecast 2022	Forecast 2023	Forecast 2022	Forecast 2023
Swiss real GDP growth rate (%)
Downside	1.5	0.4	(0.4)	0.3
Baseline	2.5	1.6	2.5	1.9
Upside	2.7	2.2	4.3	2.8
Eurozone real GDP growth rate (%)
Downside	1.4	(1.7)	(0.7)	1.4
Baseline	2.4	2.0	3.8	2.3
Upside	2.5	2.4	4.2	2.7
US real GDP growth rate (%)
Downside	1.4	(0.4)	0.1	1.4
Baseline	2.7	2.3	3.8	1.9
Upside	3.0	2.8	4.5	2.4
UK real GDP growth rate (%)
Downside	2.6	(1.7)	(0.9)	1.0
Baseline	3.7	0.9	5.0	3.3
Upside	3.9	1.2	7.8	3.9
World industrial production (%)
Downside	0.3	0.4	0.0	2.0
Baseline	2.5	2.5	3.0	3.0
Upside	3.6	4.0	4.4	3.7
Forecasts represent the 4-quarter average estimate of the respective macroeconomic factor as determined at the end of each reporting period.
For events which cannot be adequately reflected in CECL models due to a lack of historical experience the event may be embedded in the baseline scenario. In order to address circumstances where in management’s judgment the CECL model outputs are overly sensitive to the effect of economic inputs that lie outside of their historical range, model overlays are applied. Such overlays are based on expert judgment and are applied in response to these circumstances to consider historical stressed losses and industry and counterparty credit level reviews. Overlays are also used to capture judgment on the economic uncertainty from global or regional developments or governmental actions with severe impacts on economies, such as the lockdowns and other actions directed towards managing the pandemic. As a result of such overlays, provisions for credit losses may not be primarily derived from MEF projections. The Group’s non-specific allowance for expected credit losses as of the end of 2Q22 was stable compared to the end of 1Q22. Stress overlays incorporated to account for potential losses due to Russia’s invasion of Ukraine were released as specific provisions did not manifest themselves to the extent originally expected. This release was offset by the impact of the more negative general market sentiment observable during the quarter. Overlays continued to be closely aligned with the macroeconomic forecasts and associated scenario weightings.
Loans held at amortized cost
The Group’s loan portfolio is classified into two portfolio segments, consumer loans and corporate & institutional loans.
> Refer to “Note 20 – Financial instruments measured at amortized cost and credit losses” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2021 for further information on the main risk characteristics of the Group’s loans held at amortized cost.

Allowance for credit losses – loans held at amortized cost
	2Q22			1Q22			2Q21
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Allowance for credit losses (CHF million)
Balance at beginning of period	369	961	1,330	357	940	1,297	329	1,198	1,527
Current-period provision for expected credit losses	21	59	80	22	33	55	31	(44)	(13)
of which provisions for interest [1]	5	2	7	5	9	14	7	8	15
Gross write-offs	(11)	(51)	(62)	(15)	(18)	(33)	(13)	(77)	(90)
Recoveries	1	2	3	3	1	4	2	0	2
Net write-offs	(10)	(49)	(59)	(12)	(17)	(29)	(11)	(77)	(88)
Foreign currency translation impact and other adjustments, net	3	6	9	2	5	7	(4)	(10)	(14)
Balance at end of period	383	977	1,360	369	961	1,330	345	1,067	1,412
of which individually evaluated	281	545	826	273	545	818	255	614	869
of which collectively evaluated	102	432	534	96	416	512	90	453	543
	6M22			6M21
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Allowance for credit losses (CHF million)
Balance at beginning of period	357	940	1,297	318	1,218	1,536
Current-period provision for expected credit losses	43	92	135	43	(79)	(36)
of which provisions for interest [1]	10	11	21	8	8	16
Gross write-offs	(26)	(69)	(95)	(27)	(101)	(128)
Recoveries	4	3	7	4	0	4
Net write-offs	(22)	(66)	(88)	(23)	(101)	(124)
Foreign currency translation impact and other adjustments, net	5	11	16	7	29	36
Balance at end of period	383	977	1,360	345	1,067	1,412
1 Represents the current-period net provision for accrued interest on non-accrual loans and lease financing transactions which is recognized as a reversal of interest income.
Gross write-offs of CHF 62 million in 2Q22 compared to gross write-offs of CHF 33 million in 1Q22. In 2Q22, gross write-offs in corporate & institutional loans mainly reflected the sale of a facility relating to a coal mining company and an exposure to a financial institution impacted by sanctions imposed in connection with Russia’s invasion of Ukraine. In 1Q22, gross write-offs in corporate & institutional loans were mainly related to individual positions in ship finance, small and medium-sized enterprises and other businesses. Write-offs in consumer loans were mainly related to Swiss consumer finance loans both in 2Q22 and 1Q22.
Purchases, reclassifications and sales – loans held at amortized cost
	2Q22			1Q22			2Q21
in	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Loans held at amortized cost (CHF million)
Purchases [1]	10	1,159	1,169	6	1,153	1,159	12	981	993
Reclassifications from loans held-for-sale [2]	0	95	95	0	0	0	0	0	0
Reclassifications to loans held-for-sale [3]	0	608	608	0	872	872	0	1,652	1,652
Sales [3]	0	585	585	0	698	698	0	1,633	1,633
Reclassifications from loans held-for-sale and reclassifications to loans held-for-sale represent non-cash transactions.
1 Includes drawdowns under purchased loan commitments.
2 Includes loans previously reclassified to held-for-sale that were not sold and were reclassified back to loans held-to-maturity.
3 All loans held at amortized cost which are sold are reclassified to loans held-for-sale on or prior to the date of the sale.

Purchases, reclassifications and sales – loans held at amortized cost (continued)
	6M22			6M21
in	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Loans held at amortized cost (CHF million)
Purchases [1]	16	2,312	2,328	17	1,969	1,986
Reclassifications from loans held-for-sale [2]	0	95	95	0	13	13
Reclassifications to loans held-for-sale [3]	0	1,480	1,480	0	2,120	2,120
Sales [3]	0	1,283	1,283	0	2,007	2,007
Reclassifications from loans held-for-sale and reclassifications to loans held-for-sale represent non-cash transactions.
1 Includes drawdowns under purchased loan commitments.
2 Includes loans previously reclassified to held-for-sale that were not sold and were reclassified back to loans held-to-maturity.
3 All loans held at amortized cost which are sold are reclassified to loans held-for-sale on or prior to the date of the sale.
Other financial assets
The Group’s other financial assets include certain balance sheet positions held at amortized cost, each representing its own portfolio segment.
> Refer to “Note 20 – Financial instruments measured at amortized cost and credit losses” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2021 for further information on the main risk characteristics of the Group’s other financial assets held at amortized cost.
The current-period provision for expected credit losses on other financial assets held at amortized cost includes a provision of CHF 0 million in 2Q22, a release of CHF 155 million in 1Q22, a provision of CHF 70 million in 2Q21, a release of CHF 155 million in 6M22 and a provision of CHF 4,500 million in 6M21 related to Archegos. As of the end of 2Q22 and 4Q21, the allowance for credit losses on brokerage receivables of CHF 4,215 million and CHF 4,186 million, respectively, were primarily related to Archegos.
In 2Q22, 1Q22, 2Q21, 6M22 and 6M21, the Group purchased other financial assets held at amortized cost amounting to CHF 230 million, CHF 151 million, CHF 32 million, CHF 381 million and CHF 32 million, respectively, primarily related to mortgage servicing advances.
Allowance for credit losses – other financial assets held at amortized cost
	2Q22	1Q22	2Q21	6M22	6M21
Allowance for credit losses (CHF million)
Balance at beginning of period	4,102	4,216	4,488	4,216	55
Current-period provision for expected credit losses	2	(148)	56	(146)	4,490
Gross write-offs	(1)	(3)	(4)	(4)	(4)
Recoveries	0	0	0	0	0
Net write-offs	(1)	(3)	(4)	(4)	(4)
Foreign currency translation impact and other adjustments, net	148	37	(70)	185	(71)
Balance at end of period	4,251	4,102	4,470	4,251	4,470
of which individually evaluated	4,232	4,084	4,450	4,232	4,450
of which collectively evaluated	19	18	20	19	20

Credit quality information
> Refer to “Note 20 – Financial instruments measured at amortized cost and credit losses” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2021 for further information on the Group’s monitoring of credit quality and internal ratings.
Credit quality of loans held at amortized cost
The following table presents the Group’s carrying value of loans held at amortized cost by aggregated internal counterparty credit ratings “investment grade” and “non-investment grade” that are used as credit quality indicators for the purpose of this disclosure, by year of origination. Within the line items relating to the origination year, the first year represents the origination year of the current reporting period and the second year represents the origination year of the comparative reporting period.
Consumer loans held at amortized cost by internal counterparty rating
	2Q22				4Q21
	Investment grade	Non-investment grade			Investment grade	Non-investment grade
end of	AAA to BBB	BB to C	D	Total	AAA to BBB	BB to C	D	Total
CHF million
Mortgages
2022 / 2021	6,131	1,154	1	7,286	24,257	2,134	40	26,431
2021 / 2020	22,988	1,711	35	24,734	14,743	1,402	13	16,158
2020 / 2019	13,880	1,235	32	15,147	11,308	1,639	48	12,995
2019 / 2018	10,677	1,427	74	12,178	7,287	812	88	8,187
2018 / 2017	6,929	721	58	7,708	5,318	698	74	6,090
Prior years	38,422	2,491	327	41,240	36,790	2,359	317	39,466
Total term loans	99,027	8,739	527	108,293	99,703	9,044	580	109,327
Revolving loans	317	873	0	1,190	276	930	0	1,206
Total	99,344	9,612	527	109,483	99,979	9,974	580	110,533
Loans collateralized by securities
2022 / 2021	1,057	708	0	1,765	2,627	685	0	3,312
2021 / 2020	1,800	391	0	2,191	649	848	0	1,497
2020 / 2019	467	789	0	1,256	61	167	0	228
2019 / 2018	70	148	0	218	32	26	106	164
2018 / 2017	18	25	0	43	55	19	0	74
Prior years	1,007	258	0	1,265	804	681	0	1,485
Total term loans	4,419	2,319	0	6,738	4,228	2,426	106	6,760
Revolving loans [1]	35,899	2,783	238	38,920	41,275	3,063	155	44,493
Total	40,318	5,102	238	45,658	45,503	5,489	261	51,253
Consumer finance
2022 / 2021	1,313	671	1	1,985	1,688	823	5	2,516
2021 / 2020	870	517	11	1,398	538	288	15	841
2020 / 2019	397	246	15	658	285	234	19	538
2019 / 2018	179	216	18	413	98	169	18	285
2018 / 2017	51	126	16	193	21	75	13	109
Prior years	20	116	49	185	13	76	43	132
Total term loans	2,830	1,892	110	4,832	2,643	1,665	113	4,421
Revolving loans	331	56	88	475	348	21	90	459
Total	3,161	1,948	198	5,307	2,991	1,686	203	4,880
Consumer – total
2022 / 2021	8,501	2,533	2	11,036	28,572	3,642	45	32,259
2021 / 2020	25,658	2,619	46	28,323	15,930	2,538	28	18,496
2020 / 2019	14,744	2,270	47	17,061	11,654	2,040	67	13,761
2019 / 2018	10,926	1,791	92	12,809	7,417	1,007	212	8,636
2018 / 2017	6,998	872	74	7,944	5,394	792	87	6,273
Prior years	39,449	2,865	376	42,690	37,607	3,116	360	41,083
Total term loans	106,276	12,950	637	119,863	106,574	13,135	799	120,508
Revolving loans	36,547	3,712	326	40,585	41,899	4,014	245	46,158
Total	142,823	16,662	963	160,448	148,473	17,149	1,044	166,666
1 Lombard loans are generally classified as revolving loans.

Corporate & institutional loans held at amortized cost by internal counterparty rating
	2Q22				4Q21
	Investment grade	Non-investment grade			Investment grade	Non-investment grade
end of	AAA to BBB	BB to C	D	Total	AAA to BBB	BB to C	D	Total
CHF million
Real estate
2022 / 2021	2,328	1,602	0	3,930	9,568	4,682	2	14,252
2021 / 2020	8,356	3,128	1	11,485	3,709	1,355	5	5,069
2020 / 2019	3,476	931	4	4,411	1,849	706	2	2,557
2019 / 2018	1,227	583	29	1,839	925	340	1	1,266
2018 / 2017	878	284	1	1,163	475	101	0	576
Prior years	2,506	361	23	2,890	2,469	376	30	2,875
Total term loans	18,771	6,889	58	25,718	18,995	7,560	40	26,595
Revolving loans	635	223	129	987	778	297	135	1,210
Total	19,406	7,112	187	26,705	19,773	7,857	175	27,805
Commercial and industrial loans
2022 / 2021	5,697	8,373	221	14,291	8,284	11,985	136	20,405
2021 / 2020	4,437	6,334	100	10,871	3,242	4,468	62	7,772
2020 / 2019	2,024	3,456	42	5,522	2,110	3,903	105	6,118
2019 / 2018	1,865	3,073	166	5,104	1,003	2,256	177	3,436
2018 / 2017	808	1,855	87	2,750	697	937	60	1,694
Prior years	2,228	3,595	205	6,028	2,013	2,848	90	4,951
Total term loans	17,059	26,686	821	44,566	17,349	26,397	630	44,376
Revolving loans	12,877	7,342	348	20,567	13,941	7,458	372	21,771
Total	29,936	34,028	1,169	65,133	31,290	33,855	1,002	66,147
Financial institutions
2022 / 2021	4,507	789	92	5,388	6,360	2,012	51	8,423
2021 / 2020	4,131	1,353	0	5,484	2,081	201	30	2,312
2020 / 2019	1,294	176	0	1,470	660	127	1	788
2019 / 2018	482	52	1	535	522	151	1	674
2018 / 2017	532	102	1	635	87	19	0	106
Prior years	1,001	71	0	1,072	499	85	1	585
Total term loans	11,947	2,543	94	14,584	10,209	2,595	84	12,888
Revolving loans	8,405	657	137	9,199	7,542	485	1	8,028
Total	20,352	3,200	231	23,783	17,751	3,080	85	20,916
Governments and public institutions
2022 / 2021	55	17	0	72	521	26	0	547
2021 / 2020	978	31	0	1,009	157	114	0	271
2020 / 2019	160	128	0	288	94	19	19	132
2019 / 2018	102	1	11	114	46	11	0	57
2018 / 2017	55	0	0	55	28	0	0	28
Prior years	207	20	0	227	199	21	0	220
Total term loans	1,557	197	11	1,765	1,045	191	19	1,255
Revolving loans	73	0	0	73	32	0	0	32
Total	1,630	197	11	1,838	1,077	191	19	1,287
Corporate & institutional – total
2022 / 2021	12,587	10,781	313	23,681	24,733	18,705	189	43,627
2021 / 2020	17,902	10,846	101	28,849	9,189	6,138	97	15,424
2020 / 2019	6,954	4,691	46	11,691	4,713	4,755	127	9,595
2019 / 2018	3,676	3,709	207	7,592	2,496	2,758	179	5,433
2018 / 2017	2,273	2,241	89	4,603	1,287	1,057	60	2,404
Prior years	5,942	4,047	228	10,217	5,180	3,330	121	8,631
Total term loans	49,334	36,315	984	86,633	47,598	36,743	773	85,114
Revolving loans	21,990	8,222	614	30,826	22,293	8,240	508	31,041
Total	71,324	44,537	1,598	117,459	69,891	44,983	1,281	116,155

Total loans held at amortized cost by internal counterparty rating
	2Q22					4Q21
	Investment grade	Non-investment grade				Investment grade	Non-investment grade
end of	AAA to BBB	BB to C	D	Total		AAA to BBB	BB to C	D	Total
CHF million
Loans held at amortized cost – total
2022 / 2021	21,088	13,314	315	34,717		53,305	22,347	234	75,886
2021 / 2020	43,560	13,465	147	57,172		25,119	8,676	125	33,920
2020 / 2019	21,698	6,961	93	28,752		16,367	6,795	194	23,356
2019 / 2018	14,602	5,500	299	20,401		9,913	3,765	391	14,069
2018 / 2017	9,271	3,113	163	12,547		6,681	1,849	147	8,677
Prior years	45,391	6,912	604	52,907		42,787	6,446	481	49,714
Total term loans	155,610	49,265	1,621	206,496		154,172	49,878	1,572	205,622
Revolving loans	58,537	11,934	940	71,411		64,192	12,254	753	77,199
Total	214,147	61,199	2,561	277,907	[1]	218,364	62,132	2,325	282,821	[1]
1 Excludes accrued interest on loans held at amortized cost of CHF 355 million and CHF 295 million as of the end of 2Q22 and 4Q21, respectively.
Credit quality of other financial assets held at amortized cost
The following table presents the Group’s carrying value of other financial assets held at amortized cost by aggregated internal counterparty credit ratings “investment grade” and “non-investment grade”, by year of origination. Within the line items relating to the origination year, the first year represents the origination year of the current reporting period and the second year represents the origination year of the comparative reporting period.
Other financial assets held at amortized cost by internal counterparty rating
	2Q22				4Q21
	Investment grade	Non-investment grade			Investment grade	Non-investment grade
end of	AAA to BBB	BB to C	D	Total	AAA to BBB	BB to C	D	Total
CHF million
Other financial assets held at amortized cost
2022 / 2021	0	0	0	0	0	5	0	5
2021 / 2020	0	3	0	3	0	0	0	0
2020 / 2019	0	0	0	0	0	0	0	0
2019 / 2018	0	0	0	0	0	63	0	63
2018 / 2017	0	59	0	59	0	2	0	2
Prior years	0	3	0	3	0	2	0	2
Total term positions	0	65	0	65	0	72	0	72
Revolving positions	0	1,236	0	1,236	0	970	0	970
Total	0	1,301	0	1,301	0	1,042	0	1,042
Includes primarily mortgage servicing advances and failed purchases.

Past due financial assets
Generally, a financial asset is deemed past due if the principal and/or interest payment has not been received on its due date.
Loans held at amortized cost – past due
	Current	Past due
end of		Up to 30 days	31–60 days	61–90 days	More than 90 days	Total	Total
2Q22 (CHF million)
Mortgages	108,879	150	15	17	422	604	109,483
Loans collateralized by securities	45,488	5	0	24	141	170	45,658
Consumer finance	4,770	320	14	53	150	537	5,307
Consumer	159,137	475	29	94	713	1,311	160,448
Real estate	26,414	64	11	0	216	291	26,705
Commercial and industrial loans	63,783	584	56	99	611	1,350	65,133
Financial institutions	23,237	448	33	10	55	546	23,783
Governments and public institutions	1,757	70	0	0	11	81	1,838
Corporate & institutional	115,191	1,166	100	109	893	2,268	117,459
Total loans held at amortized cost	274,328	1,641	129	203	1,606	3,579	277,907	[1]
4Q21 (CHF million)
Mortgages	109,877	123	73	61	399	656	110,533
Loans collateralized by securities	51,069	42	0	0	142	184	51,253
Consumer finance	4,449	144	70	60	157	431	4,880
Consumer	165,395	309	143	121	698	1,271	166,666
Real estate	27,628	6	4	0	167	177	27,805
Commercial and industrial loans	65,327	166	13	12	629	820	66,147
Financial institutions	20,807	60	7	1	41	109	20,916
Governments and public institutions	1,252	16	0	0	19	35	1,287
Corporate & institutional	115,014	248	24	13	856	1,141	116,155
Total loans held at amortized cost	280,409	557	167	134	1,554	2,412	282,821	[1]
1 Excludes accrued interest on loans held at amortized cost of CHF 355 million and CHF 295 million as of the end of 2Q22 and 4Q21, respectively.
As of the end of 2Q22 and 4Q21, the Group did not have any loans that were past due more than 90 days and still accruing interest. Also, the Group did not have any other financial assets held at amortized cost that were past due.
Non-accrual financial assets
For loans held at amortized cost, non-accrual loans are comprised of non-performing loans and non-interest-earning loans.
> Refer to “Note 1 – Summary of significant accounting policies” and “Note 20 – Financial instruments measured at amortized cost and credit losses” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2021 for further information on non-accrual loans.
In the Group’s recovery management function covering the Investment Bank, a position is written down to its net carrying value once the credit provision is greater than 90% of the notional amount, unless repayment is anticipated to occur within the next three months. Following the expiration of this three-month period the position is written off unless it can be demonstrated that any delay in payment is an operational matter which is expected to be resolved within a ten-day grace period. In the Group’s recovery management functions for the Swiss Bank and Wealth Management, write-offs are made based on an individual counterparty assessment. An evaluation is performed on the need for write-offs on impaired loans individually and on an ongoing basis, if it is likely that parts of a loan or the entire loan will not be recoverable. Write-offs of residual loan balances are executed once available debt enforcement procedures are exhausted or, in certain cases, upon a restructuring.

Non-accrual loans held at amortized cost
	6M22				6M21
	Amortized cost of non-accrual assets at beginning of period	Amortized cost of non-accrual assets at end of period	Interest income recognized	Amortized cost of non-accrual assets with no specific allowance at end of period	Amortized cost of non-accrual assets at beginning of period	Amortized cost of non-accrual assets at end of period	Interest income recognized	Amortized cost of non-accrual assets with no specific allowance at end of period
CHF million
Mortgages	572	503	1	74	418	615	2	167
Loans collateralized by securities	262	238	2	2	105	298	3	0
Consumer finance	205	200	1	1	201	200	1	1
Consumer	1,039	941	4	77	724	1,113	6	168
Real estate	167	143	0	0	324	293	6	46
Commercial and industrial loans	698	707	6	57	925	790	8	30
Financial institutions	41	192	0	3	68	63	0	0
Governments and public institutions	19	11	0	2	0	20	0	0
Corporate & institutional	925	1,053	6	62	1,317	1,166	14	76
Total loans held at amortized cost	1,964	1,994	10	139	2,041	2,279	20	244
Collateral-dependent financial assets
The Group’s collateral-dependent financial assets are managed by a global recovery management function which is divisionally aligned to cover the Investment Bank, Wealth Management and the Swiss Bank.
Collateral-dependent financial assets managed by the recovery management function covering the Investment Bank mainly include mortgages, revolving corporate loans, securities borrowing, trade finance exposures and lombard loans. For mortgages, property, guarantees and life insurance policies are the main collateral types. For revolving corporate loans, collateral includes mainly cash, inventory, oil and gas reserves and receivables. Securities borrowing exposures are mainly secured by pledged shares, bonds, investment fund units and money market instruments. Trade finance exposures are secured by cash and guarantees. For lombard loans, the Group holds collateral in the form of pledged shares, bonds, investment fund units and money market instruments as well as cash and life insurance policies. The overall collateral coverage ratio was stable at 90% as of the end of 2Q22.
Collateral-dependent financial assets managed by the recovery management function for Wealth Management mainly include ship finance exposures, commercial loans, lombard loans, residential mortgages as well as aviation and yacht finance exposures. Ship finance exposures are collateralized by vessel mortgages, corporate guarantees, insurance assignments as well as cash balances, securities deposits or other assets held with the Group. Collateral held against commercial loans include primarily guarantees issued by export credit agencies, other guarantees, private risk insurance, asset pledges and assets held with the Group (e.g., cash, securities deposits and others). Lombard loans are collateralized by pledged financial assets mainly in the form of cash, shares, bonds, investment fund units and money market instruments as well as life insurance policies and bank guarantees. Residential mortgages are secured by mortgage notes on residential real estate, life insurance policies as well as cash balances, securities deposits or other assets held with the Group. Aviation and yacht finance exposures are collateralized by aircraft mortgages of business jets and vessel mortgages on yachts, respectively, as well as corporate and/or personal guarantees, cash balances, securities deposits or other assets held with the Group. Collateral-dependent loans decreased in 2Q22, mainly driven by decreases in aviation finance and export finance, partially offset by increases in residential mortgages and ship finance. The overall collateral coverage ratio decreased from 89% as of the end of 1Q22 to 87% as of the end of 2Q22, mainly driven by decreases in higher collateralized exposures.
Collateral-dependent financial assets managed by the recovery management function for Swiss Bank mainly include residential mortgages and commercial mortgages. Collateral held against residential mortgages includes mainly mortgage notes on residential real estate, pledged capital awards in retirement plans and life insurance policies. For commercial mortgages, collateral held includes primarily mortgage notes on commercial real estate and cash balances, securities deposits or other assets held with the Group. The overall collateral coverage ratio in relation to the collateral-dependent financial assets decreased from 86% as of the end of 1Q22 to 85% as of the end of 2Q22 for residential and commercial mortgages, mainly reflecting slightly lower collateral values driven by the repayment of a larger highly collateralized position in residential mortgages.
Off-balance sheet credit exposures
> Refer to “Note 1 – Summary of significant accounting policies” and “Note 20 – Financial instruments measured at amortized cost and credit losses” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2021 for further information on the main risk characteristics and on estimating the provisions for expected credit losses on off-balance sheet credit exposures.

Troubled debt restructurings and modifications
Restructured financing receivables held at amortized cost
	2Q22			1Q22			2Q21
in	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification
CHF million, except where indicated
Real estate	1	102	82	0	0	0	1	2	2
Commercial and industrial loans	7	128	128	4	69	47	4	19	15
Total loans	8	230	210	4	69	47	5	21	17
	6M22			6M21
in	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification
CHF million, except where indicated
Real estate	1	102	82	1	2	2
Commercial and industrial loans	11	197	175	14	390	382
Financial institutions	0	0	0	1	44	44
Total loans	12	299	257	16	436	428
Restructured financing receivables held at amortized cost that defaulted within 12 months from restructuring
	2Q22		1Q22		2Q21
in	Number of contracts	Recorded investment	Number of contracts	Recorded investment	Number of contracts	Recorded investment
CHF million, except where indicated
Loans collateralized by securities	0	0	0	0	3	156
Total loans	0	0	0	0	3	156
	6M22		6M21
in	Number of contracts	Recorded investment	Number of contracts	Recorded investment
CHF million, except where indicated
Loans collateralized by securities	0	0	3	156
Total loans	0	0	3	156
In 6M22, the loan modifications of the Group mainly included extended loan repayment terms, including postponed loan amortizations and extended maturity dates, interest rate concessions, a waiver of interest, a reduction of a loan commitment and changes in collateral coverage terms.
In March 2020, US federal banking regulators issued the “Interagency Statement on Loan Modifications and Reporting for Financial Institutions Working with Customers Affected by the Coronavirus (Revised)” (Interagency Statement). According to the Interagency Statement, short-term modifications made on a good faith basis in response to the COVID-19 crisis to borrowers that were otherwise current would not be considered to be troubled debt restructurings. This includes short-term modifications such as payment deferrals, fee waivers, repayment term extensions or payment delays that are insignificant. The Interagency Statement was developed in consultation with the FASB and the Group has applied this guidance. The Group has granted short-term modifications to certain borrowers due to the COVID-19 crisis in the form of deferrals of capital and interest payments that are within the scope of this guidance and the loans subject to those deferrals have not been reported as troubled debt restructurings in restructured loans.

20 Goodwill
2Q22	Wealth Management	Investment Bank	Swiss Bank	Asset Management	Credit Suisse Group	[1]
Gross amount of goodwill (CHF million)
Balance at beginning of period	1,328	5,502	489	1,114	8,445
Foreign currency translation impact	25	0	7	34	66
Other	(23)	23	0	0	0
Balance at end of period	1,330	5,525	496	1,148	8,511
Accumulated impairment (CHF million)
Balance at beginning of period	0	5,502	0	0	5,514
Impairment losses	0	23	0	0	23
Balance at end of period	0	5,525	0	0	5,537
Net book value (CHF million)
Net book value	1,330	0	496	1,148	2,974
6M22
Gross amount of goodwill (CHF million)
Balance at beginning of period	1,323	5,502	487	1,107	8,431
Foreign currency translation impact	30	0	9	41	80
Other	(23)	23	0	0	0
Balance at end of period	1,330	5,525	496	1,148	8,511
Accumulated impairment (CHF million)
Balance at beginning of period	0	5,502	0	0	5,514
Impairment losses	0	23	0	0	23
Balance at end of period	0	5,525	0	0	5,537
Net book value (CHF million)
Net book value	1,330	0	496	1,148	2,974
1
Gross amount of goodwill and accumulated impairment include CHF 12 million related to legacy business transferred to the former Strategic Resolution Unit in 4Q15 and fully written off at the time of transfer, in addition to the divisions disclosed.

In accordance with US GAAP, the Group continually assesses whether or not there has been a triggering event requiring a review of goodwill.
Subsequent to the creation of the new segment structure, effective January 1, 2022, a portion of the Wealth Management business was transferred to the Investment Bank. Goodwill is reallocated between reporting units on a relative fair value basis. The Group concluded that the goodwill transferred to the Investment Banking reporting unit of CHF 23 million was fully impaired.
There were no other events during 2Q22 that constituted a triggering event.
The carrying value of each reporting unit for the purpose of the goodwill impairment test is determined by considering the reporting units’ risk-weighted assets usage, leverage ratio exposure, deferred tax assets, goodwill, intangible assets and other CET1 capital relevant adjustments. Any residual equity, after considering the total of these elements, is allocated to the reporting units on a pro-rata basis.
In estimating the fair value of its reporting units, the Group applies a combination of the market approach and the income approach. Under the market approach, consideration is given to price to projected earnings multiples or price to book value multiples for similarly traded companies and prices paid in recent transactions that have occurred in its industry or in related industries. Under the income approach, a discount rate is applied that reflects the risk and uncertainty related to the reporting unit’s projected cash flows, which were determined from the Group’s financial plan.
In determining the estimated fair value, the Group relies upon its latest five-year financial plan. Estimates of the Group’s future earnings potential, and that of the reporting units, involve considerable judgment, including management’s view on future changes in market cycles, the regulatory environment and the anticipated result of the implementation of business strategies, competitive factors and assumptions concerning the retention of key employees.
The results of the impairment evaluation of each reporting unit’s goodwill would be significantly impacted by adverse changes in the underlying parameters used in the valuation process. If actual outcomes or the future outlook adversely differ from management’s best estimates of the key economic assumptions and associated cash flows applied in the valuation of the reporting unit, the Group could potentially incur material impairment charges in the future.

21 Other assets and other liabilities
end of	2Q22	1Q22	4Q21
Other assets (CHF million)
Cash collateral on derivative instruments	9,674	9,262	7,659
Cash collateral on non-derivative transactions	522	412	395
Derivative instruments used for hedging	73	0	212
Assets held-for-sale	7,559	8,679	8,020
of which loans [1]	7,515	8,642	7,924
allowance for loans held-for-sale	(3)	(46)	(44)
of which real estate [2]	44	36	94
of which long-lived assets	0	1	2
Premises, equipment and right-of-use assets	7,448	7,390	7,305
Assets held for separate accounts	96	96	98
Interest and fees receivable	2,959	3,012	2,884
Deferred tax assets	3,867	4,052	3,707
Prepaid expenses	1,259	1,335	509
of which cloud computing arrangement implementation costs	64	56	52
Failed purchases	1,041	1,111	1,307
Defined benefit pension and post-retirement plan assets	4,376	4,306	4,215
Other	5,062	4,732	4,920
of which digital asset safeguarding assets	31	–	–
Other assets	43,936	44,387	41,231
Other liabilities (CHF million)
Cash collateral on derivative instruments	5,065	5,016	5,533
Cash collateral on non-derivative transactions	892	536	528
Derivative instruments used for hedging	4	115	10
Operating leases liabilities	2,536	2,611	2,591
Provisions	2,612	2,187	1,925
of which expected credit losses on off-balance sheet credit exposures	248	255	257
Restructuring liabilities	30	25	19
Liabilities held for separate accounts	96	96	98
Interest and fees payable	3,894	3,823	3,969
Current tax liabilities	641	648	685
Deferred tax liabilities	1,043	793	754
Failed sales	1,731	1,532	1,736
Defined benefit pension and post-retirement plan liabilities	349	351	353
Other	4,169	4,245	4,443
of which digital asset safeguarding liabilities	31	–	–
Other liabilities	23,062	21,978	22,644
1 Included as of the end of 2Q22, 1Q22 and 4Q21 were CHF 246 million, CHF 288 million and CHF 391 million, respectively, in restricted loans, which represented collateral on secured borrowings.
2
As of the end of 2Q22, 1Q22 and 4Q21, real estate held-for-sale included foreclosed or repossessed real estate of CHF 27 million, CHF 8 million and CHF 8 million, respectively, of which CHF 27 million, CHF 8 million and CHF 8 million, respectively were related to residential real estate.

22 Long-term debt
Long-term debt
end of	2Q22	1Q22	4Q21
Long-term debt (CHF million)
Senior	135,729	135,746	141,402
Subordinated	20,456	23,099	24,103
Non-recourse liabilities from consolidated VIEs	1,825	1,475	1,391
Long-term debt	158,010	160,320	166,896
of which reported at fair value	66,140	66,270	68,722
of which structured notes	41,893	42,086	43,126
Structured notes by product
end of	2Q22	1Q22	4Q21
Structured notes by product (CHF million)
Equity	25,595	28,224	28,681
Fixed income	13,524	11,081	11,678
Credit	2,342	2,385	2,363
Other	432	396	404
Total structured notes	41,893	42,086	43,126
23 Accumulated other comprehensive income and additional share information
Accumulated other comprehensive income/(loss)
	Gains/ (losses) on cash flow hedges	Cumulative translation adjustments	Unrealized gains/ (losses) on securities	[1]	Actuarial gains/ (losses)	Net prior service credit/ (cost)	Gains/ (losses) on liabilities relating to credit risk	AOCI
2Q22 (CHF million)
Balance at beginning of period	(694)	(16,560)	8		(2,644)	348	(1,104)	(20,646)
Increase/(decrease)	(127)	765	(1)		1	0	2,546	3,184
Reclassification adjustments, included in net income/(loss)	(123)	0	0		60	(18)	6	(75)
Total increase/(decrease)	(250)	765	(1)		61	(18)	2,552	3,109
Balance at end of period	(944)	(15,795)	7		(2,583)	330	1,448	(17,537)
1Q22 (CHF million)
Balance at beginning of period	(95)	(16,739)	13		(2,705)	365	(2,165)	(21,326)
Increase/(decrease)	(601)	179	(5)		(1)	0	1,050	622
Reclassification adjustments, included in net income/(loss)	2	0	0		62	(17)	11	58
Total increase/(decrease)	(599)	179	(5)		61	(17)	1,061	680
Balance at end of period	(694)	(16,560)	8		(2,644)	348	(1,104)	(20,646)
2Q21 (CHF million)
Balance at beginning of period	103	(15,534)	13		(3,662)	432	(2,019)	(20,667)
Increase/(decrease)	(19)	(471)	0		(89)	0	(514)	(1,093)
Reclassification adjustments, included in net income/(loss)	(22)	0	0		78	(24)	31	63
Total increase/(decrease)	(41)	(471)	0		(11)	(24)	(483)	(1,030)
Balance at end of period	62	(16,005)	13		(3,673)	408	(2,502)	(21,697)
6M22 (CHF million)
Balance at beginning of period	(95)	(16,739)	13		(2,705)	365	(2,165)	(21,326)
Increase/(decrease)	(728)	944	(6)		0	0	3,596	3,806
Reclassification adjustments, included in net income/(loss)	(121)	0	0		122	(35)	17	(17)
Total increase/(decrease)	(849)	944	(6)		122	(35)	3,613	3,789
Balance at end of period	(944)	(15,795)	7		(2,583)	330	1,448	(17,537)
6M21 (CHF million)
Balance at beginning of period	206	(17,528)	13		(3,727)	456	(2,570)	(23,150)
Increase/(decrease)	(110)	1,523	0		(92)	0	(9)	1,312
Reclassification adjustments, included in net income/(loss)	(34)	0	0		146	(48)	77	141
Total increase/(decrease)	(144)	1,523	0		54	(48)	68	1,453
Balance at end of period	62	(16,005)	13		(3,673)	408	(2,502)	(21,697)
1 No impairments on available-for-sale debt securities were recognized in net income/(loss) in 2Q22, 1Q22, 2Q21, 6M22 and 6M21.

Details of significant reclassification adjustments
in	2Q22	1Q22	2Q21	6M22	6M21
Reclassification adjustments, included in net income/(loss) (CHF million)
Actuarial gains/(losses)
Amortization of recognized actuarial losses [1]	74	76	95	150	178
Tax expense/(benefit)	(14)	(14)	(17)	(28)	(32)
Net of tax	60	62	78	122	146
Net prior service credit/(cost)
Amortization of recognized prior service credit/(cost) [1]	(22)	(21)	(29)	(43)	(59)
Tax expense	4	4	5	8	11
Net of tax	(18)	(17)	(24)	(35)	(48)
1 These components are included in the computation of total benefit costs. Refer to "Note 27 – Pension and other post-retirement benefits" for further information.
Additional share information
	2Q22		1Q22		2Q21		6M22		6M21
Common shares issued
Balance at beginning of period	2,650,747,720		2,650,747,720		2,447,747,720		2,650,747,720		2,447,747,720
Issuance of common shares	0		0		203,000,000		0		203,000,000
Balance at end of period	2,650,747,720		2,650,747,720		2,650,747,720		2,650,747,720		2,650,747,720
Treasury shares
Balance at beginning of period	(94,644,251)		(81,063,211)		(83,737,482)		(81,063,211)		(41,602,841)
Sale of treasury shares	514,073,330		578,094,705		510,392,920		1,092,168,035		1,063,124,303
Repurchase of treasury shares	(507,466,029)		(597,407,387)		(514,715,462)		(1,104,873,416)		(1,114,034,798)
Issuance of common shares relating to mandatory convertible notes	0		0		(203,000,000)		0		(203,000,000)
Conversion of mandatory convertible notes	0		0		106,805		0		106,805
Share-based compensation	48,048,471		5,731,642		51,473,883		53,780,113		55,927,195
Balance at end of period	(39,988,479)		(94,644,251)		(239,479,336)		(39,988,479)		(239,479,336)
Common shares outstanding
Balance at end of period	2,610,759,241	[1]	2,556,103,469	[2]	2,411,268,384	[2]	2,610,759,241	[1]	2,411,268,384	[2]
1
At par value CHF 0.04 each, fully paid. In addition to the treasury shares, a maximum of 575,000,000 unissued shares (conditional, conversion and authorized capital) were available for issuance without further approval of the shareholders. 111,524,164 of these shares were reserved for capital instruments.

2
At par value CHF 0.04 each, fully paid. In addition to the treasury shares, a maximum of 450,000,000 unissued shares (conditional, conversion and authorized capital) were available for issuance without further approval of the shareholders. 111,524,164 of these shares were reserved for capital instruments.

24 Offsetting of financial assets and financial liabilities
The disclosures set out in the tables below include derivatives, reverse repurchase and repurchase agreements, and securities lending and borrowing transactions that:
■ are offset in the Group’s consolidated balance sheets; or
■ are subject to an enforceable master netting agreement or similar agreement (enforceable master netting agreements), irrespective of whether they are offset in the Group’s consolidated balance sheets.
Similar agreements include derivative clearing agreements, global master repurchase agreements and global master securities lending agreements.
Derivatives
The Group transacts bilateral over-the-counter (OTC) derivatives (OTC derivatives) mainly under International Swaps and Derivatives Association (ISDA) Master Agreements and Swiss Master Agreements for OTC derivative instruments. These agreements provide for the net settlement of all transactions under the agreement through a single payment in the event of default or termination under the agreement. They allow the Group to offset balances from derivative assets and liabilities as well as the receivables and payables to related cash collateral transacted with the same counterparty. Collateral for OTC derivatives is received and provided in the form of cash and marketable securities. Such collateral may be subject to the standard industry terms of an ISDA Credit Support Annex. The terms of an ISDA Credit Support Annex provide that securities received or provided as collateral may be pledged or sold during the term of the transactions and must be returned upon maturity of the transaction. These terms also give each counterparty the right to terminate the related transactions upon the other counterparty’s failure to post collateral. Financial collateral received or pledged for OTC derivatives may also be subject to collateral agreements which restrict the use of financial collateral.
For derivatives transacted with exchanges (exchange-traded derivatives) and central clearing counterparties (OTC-cleared derivatives), positive and negative replacement values (PRV/NRV) and related cash collateral may be offset if the terms of the rules and regulations governing these exchanges and central clearing counterparties permit such netting and offset.
Where no such agreements or terms exist, fair values are recorded on a gross basis.
Exchange-traded derivatives or OTC-cleared derivatives, which are fully margined and for which the daily margin payments constitute settlement of the outstanding exposure, are not included in the offsetting disclosures because they are not subject to offsetting due to the daily settlement. The daily margin payments, which are not settled until the next settlement cycle is conducted, are presented in brokerage receivables or brokerage payables. The notional amount for these daily settled derivatives is included in the fair value of derivative instruments table in “Note 28 – Derivatives and hedging activities”.
Under US GAAP, the Group elected to account for substantially all financial instruments with an embedded derivative that is not considered clearly and closely related to the host contract at fair value. There is an exception for certain bifurcatable hybrid debt instruments which the Group did not elect to account for at fair value. However, these bifurcated embedded derivatives are generally not subject to enforceable master netting agreements and are not recorded as derivative instruments under trading assets and liabilities or other assets and other liabilities. Information on bifurcated embedded derivatives has therefore not been included in the offsetting disclosures.
The following table presents the gross amount of derivatives subject to enforceable master netting agreements by contract and transaction type, the amount of offsetting, the amount of derivatives not subject to enforceable master netting agreements and the net amount presented in the consolidated balance sheets.

Offsetting of derivatives
	2Q22		4Q21
end of	Derivative assets	Derivative liabilities	Derivative assets	Derivative liabilities
Gross derivatives subject to enforceable master netting agreements (CHF billion)
OTC-cleared	12.9	14.8	4.4	4.0
OTC	29.1	26.9	44.4	40.3
Exchange-traded	(0.1)	0.0	0.1	0.0
Interest rate products	41.9	41.7	48.9	44.3
OTC-cleared	0.3	0.5	0.2	0.2
OTC	29.8	29.8	20.0	22.0
Exchange-traded	0.1	0.0	0.0	0.0
Foreign exchange products	30.2	30.3	20.2	22.2
OTC	6.5	9.4	8.2	13.0
Exchange-traded	21.8	25.1	22.7	21.4
Equity/index-related products	28.3	34.5	30.9	34.4
OTC-cleared	0.4	0.4	1.3	1.4
OTC	2.9	3.5	3.3	4.3
Credit derivatives	3.3	3.9	4.6	5.7
OTC	1.3	0.6	1.4	0.5
Exchange-traded	0.1	0.1	0.1	0.1
Other products [1]	1.4	0.7	1.5	0.6
OTC-cleared	13.6	15.7	5.9	5.6
OTC	69.6	70.2	77.3	80.1
Exchange-traded	21.9	25.2	22.9	21.5
Total gross derivatives subject to enforceable master netting agreements	105.1	111.1	106.1	107.2
Offsetting (CHF billion)
OTC-cleared	(13.6)	(15.3)	(5.6)	(5.3)
OTC	(59.4)	(62.3)	(68.4)	(74.6)
Exchange-traded	(21.9)	(22.2)	(21.0)	(21.0)
Offsetting	(94.9)	(99.8)	(95.0)	(100.9)
of which counterparty netting	(84.4)	(84.4)	(83.0)	(83.0)
of which cash collateral netting	(10.5)	(15.4)	(12.0)	(17.9)
Net derivatives presented in the consolidated balance sheets (CHF billion)
OTC-cleared	0.0	0.4	0.3	0.3
OTC	10.2	7.9	8.9	5.5
Exchange-traded	0.0	3.0	1.9	0.5
Total net derivatives subject to enforceable master netting agreements	10.2	11.3	11.1	6.3
Total derivatives not subject to enforceable master netting agreements [2]	6.0	4.4	6.7	4.3
Total net derivatives presented in the consolidated balance sheets	16.2	15.7	17.8	10.6
of which recorded in trading assets and trading liabilities	16.1	15.7	17.6	10.6
of which recorded in other assets and other liabilities	0.1	0.0	0.2	0.0
1 Primarily precious metals, commodity and energy products.
2 Represents derivatives where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.
Reverse repurchase and repurchase agreements and securities lending and borrowing transactions
Reverse repurchase and repurchase agreements are generally covered by master repurchase agreements. In certain situations, for example, in the event of default, all contracts under the agreements are terminated and are settled net in one single payment. Master repurchase agreements also include payment or settlement netting provisions in the normal course of business that state that all amounts in the same currency payable by each party to the other under any transaction or otherwise under the master repurchase agreement on the same date shall be set off.
As permitted by US GAAP the Group has elected to net transactions under such agreements in the consolidated balance sheet when specific conditions are met. Transactions are netted if, among other conditions, they are executed with the same counterparty, have the same explicit settlement date specified at the inception of the transactions, are settled through the same securities transfer system and are subject to the same enforceable master netting agreement. The amounts offset are measured on the same basis as the underlying transaction (i.e., on an accrual basis or fair value basis).

Securities lending and borrowing transactions are generally executed under master securities lending agreements with netting terms similar to ISDA Master Agreements. In certain situations, for example in the event of default, all contracts under the agreement are terminated and are settled net in one single payment. Transactions under these agreements are netted in the consolidated balance sheets if they meet the same right of offset criteria as for reverse repurchase and repurchase agreements. In general, most securities lending and borrowing transactions do not meet the criterion of having the same settlement date specified at inception of the transaction, and therefore they are not eligible for netting in the consolidated balance sheets. However, securities lending and borrowing transactions with explicit maturity dates may be eligible for netting in the consolidated balance sheets.
Reverse repurchase and repurchase agreements are collateralized principally by government securities, money market instruments and corporate bonds and have terms ranging from overnight to a longer or unspecified period of time. In the event of counterparty default, the reverse repurchase agreement or securities lending agreement provides the Group with the right to liquidate the collateral held. As is the case in the Group’s normal course of business, a significant portion of the collateral received that may be sold or repledged was sold or repledged as of the end of 2Q22 and 4Q21. In certain circumstances, financial collateral received may be restricted during the term of the agreement (e.g., in tri-party arrangements).
The following table presents the gross amount of securities purchased under resale agreements and securities borrowing transactions subject to enforceable master netting agreements, the amount of offsetting, the amount of securities purchased under resale agreements and securities borrowing transactions not subject to enforceable master netting agreements and the net amount presented in the consolidated balance sheets.
Offsetting of securities purchased under resale agreements and securities borrowing transactions
	2Q22				4Q21
end of	Gross	Offsetting	Net book value		Gross	Offsetting	Net book value
Securities purchased under resale agreements and securities borrowing transactions (CHF billion)
Securities purchased under resale agreements	88.7	(14.3)	74.4		74.1	(16.6)	57.5
Securities borrowing transactions	7.5	0.0	7.5		22.2	0.0	22.2
Total subject to enforceable master netting agreements	96.2	(14.3)	81.9		96.3	(16.6)	79.7
Total not subject to enforceable master netting agreements [1]	22.3	–	22.3		24.2	–	24.2
Total	118.5	(14.3)	104.2	[2]	120.5	(16.6)	103.9	[2]
1
Represents securities purchased under resale agreements and securities borrowing transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 82,392 million and CHF 68,623 million of the total net amount as of the end of 2Q22 and 4Q21, respectively, are reported at fair value.
The following table presents the gross amount of securities sold under repurchase agreements and securities lending transactions subject to enforceable master netting agreements, the amount of offsetting, the amount of securities sold under repurchase agreements and securities lending transactions not subject to enforceable master netting agreements and the net amount presented in the consolidated balance sheets.

Offsetting of securities sold under repurchase agreements and securities lending transactions
	2Q22				4Q21
end of	Gross	Offsetting	Net book value		Gross	Offsetting	Net book value
Securities sold under repurchase agreements and securities lending transactions (CHF billion)
Securities sold under repurchase agreements	31.0	(14.3)	16.7		32.2	(16.6)	15.6
Securities lending transactions	0.6	0.0	0.6		15.4	0.0	15.4
Obligation to return securities received as collateral, at fair value	7.3	0.0	7.3		14.7	0.0	14.7
Total subject to enforceable master netting agreements	38.9	(14.3)	24.6		62.3	(16.6)	45.7
Total not subject to enforceable master netting agreements [1]	4.4	–	4.4		4.6	–	4.6
Total	43.3	(14.3)	29.0		66.9	(16.6)	50.3
of which securities sold under repurchase agreements and securities lending transactions	35.9	(14.3)	21.6	[2]	51.9	(16.6)	35.3	[2]
of which obligation to return securities received as collateral, at fair value	7.4	0.0	7.4		15.0	0.0	15.0
1
Represents securities sold under repurchase agreements and securities lending transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 14,145 million and CHF 13,213 million of the total net amount as of the end of 2Q22 and 4Q21, respectively, are reported at fair value.
The following table presents the net amount presented in the consolidated balance sheets of financial assets and liabilities subject to enforceable master netting agreements and the gross amount of financial instruments and cash collateral not offset in the consolidated balance sheets. The table excludes derivatives, reverse repurchase and repurchase agreements and securities lending and borrowing transactions not subject to enforceable master netting agreements where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place. Net exposure reflects risk mitigation in the form of collateral.
Amounts not offset in the consolidated balance sheets
	2Q22						4Q21
end of	Net book value	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure	Net book value	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure
Financial assets subject to enforceable master netting agreements (CHF billion)
Derivatives	10.2	4.6		0.3		5.3	11.1	4.5		0.0		6.6
Securities purchased under resale agreements	74.4	74.2		0.2		0.0	57.5	57.5		0.0		0.0
Securities borrowing transactions	7.5	7.4		0.0		0.1	22.2	21.9		0.0		0.3
Total financial assets subject to enforceable master netting agreements	92.1	86.2		0.5		5.4	90.8	83.9		0.0		6.9
Financial liabilities subject to enforceable master netting agreements (CHF billion)
Derivatives	11.3	1.9		0.0		9.4	6.3	1.3		0.0		5.0
Securities sold under repurchase agreements	16.7	16.5		0.2		0.0	15.6	15.5		0.1		0.0
Securities lending transactions	0.6	0.6		0.0		0.0	15.4	15.3		0.0		0.1
Obligation to return securities received as collateral, at fair value	7.3	6.7		0.0		0.6	14.7	13.0		0.0		1.7
Total financial liabilities subject to enforceable master netting agreements	35.9	25.7		0.2		10.0	52.0	45.1		0.1		6.8
1
The total amount reported in financial instruments (recognized financial assets and financial liabilities and non-cash financial collateral) and cash collateral is limited to the amount of the related instruments presented in the consolidated balance sheets and therefore any over-collateralization of these positions is not included.

Net exposure is subject to further credit mitigation through the transfer of the exposure to other market counterparties by the use of credit default swaps and credit insurance contracts. Therefore, the net exposure presented in the table above is not representative of the Group’s counterparty exposure.

25 Tax
The Group previously calculated the provision for income tax expense or benefit during interim reporting periods by applying the estimated annual effective tax rate to the income/loss of the year to date reporting period. However, the historical method could sometimes create distortions in the effective tax rate for the period. Since small changes in the estimated income/loss for 2022 would result in significant changes in the estimated annual effective tax rate, it was concluded the actual year to date effective tax rate to be the best estimate of the annual effective tax rate as permitted by ASC Topic 740 – Income Taxes – Interim Reporting. The Group therefore used a year to date effective tax rate (discrete method) to calculate the 2Q22 income tax expense.
The 2Q22 income tax expense of CHF 419 million resulted in an effective tax rate of (35.7)% for the quarter. The main drivers of the effective tax rate were the impact of the change in estimate of the annual effective tax rate, valuation allowances relating to current period earnings, non-deductible litigation provisions, non-deductible funding costs and shortfall tax charges on share-based compensation delivered in this period. This was partially offset by the impact of the geographical mix of results. The details of the 2Q22 tax rate reconciliation resulting from applying the year to date effective tax rate are outlined below.
Net deferred tax assets related to NOL, net deferred tax assets on temporary differences and net deferred tax liabilities are presented in the following manner. Nettable gross deferred tax liabilities are allocated on a pro-rata basis to gross deferred tax assets on NOL and gross deferred tax assets on temporary differences. This approach is aligned with the underlying treatment of netting gross deferred tax assets and liabilities under the Basel framework. Valuation allowances have been allocated against such deferred tax assets on NOL first, with any remainder allocated to such deferred tax assets on temporary differences. This presentation is considered the most appropriate disclosure given the underlying nature of the gross deferred tax balances.
As of June 30, 2022, the Group had accumulated undistributed earnings from foreign subsidiaries of CHF 20.1 billion, which are considered indefinitely reinvested. The Group would need to accrue and pay taxes on these undistributed earnings if such earnings were repatriated. No deferred tax liability was recorded in respect of those amounts, as these earnings are considered indefinitely reinvested. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.
The Group is currently subject to ongoing tax audits, inquiries and litigation with the tax authorities in a number of jurisdictions, including Brazil, Germany, the US, the UK and Switzerland. Although the timing of completion is uncertain, it is reasonably possible that some of these will be resolved within 12 months of the reporting date. It is reasonably possible that there will be a decrease between zero and CHF 164 million in unrecognized tax benefits within 12 months of the reporting date.
The Group remains open to examination from federal, state, provincial or similar local jurisdictions from the following years onward in these major countries: Switzerland – 2019 (federal and Zurich cantonal level); Brazil – 2017; the UK – 2012, and the US – 2010.
Effective tax rate
in	2Q22	1Q22	2Q21	6M22	6M21
Effective tax rate (%)	(35.7)	35.3	69.6	(16.7)	71.4
Tax expense reconciliation
in	2Q22
Income tax expense computed at the Swiss statutory tax rate of 18.5% (CHF million)	(217)
Increase/(decrease) in income taxes resulting from
Foreign tax rate differential	(37)
Other non-deductible expenses	142
Changes in deferred tax valuation allowance	142
Lower taxed income	(31)
Income taxable to noncontrolling interests	2
(Windfall tax benefits)/shortfall tax charges on share-based compensation	51
Change in accounting estimate	350
Other	17
Income tax expense	419
Foreign tax rate differential
2Q22 included a foreign tax impact of CHF 37 million, mainly driven by the current period earnings mix.
Other non-deductible expenses
2Q22 included the impact of CHF 89 million of non-deductible litigation provisions and CHF 53 million relating to non-deductible interest expenses, the UK bank levy and other non-deductible expenses.
Changes in deferred tax valuation allowance
2Q22 included the impact of the current period earnings, resulting in an increase in valuation allowances of CHF 142 million, mainly in respect of one of the Group’s operating entities in Switzerland, two of the Group’s operating entities in the UK and one of the Group’s operating entities in Hong Kong.
Lower taxed income
2Q22 primarily included the impact of CHF 17 million related to non-taxable dividend income and CHF 12 million related to non-taxable life insurance income. The remaining balance included various smaller items.
Other
2Q22 included the impact of CHF 17 million, which mainly reflected the tax impact of CHF 26 million relating to the current period base erosion and anti-abuse tax provision, CHF 10 million relating to an accounting standard implementation transition adjustment for own credit movements, CHF 6 million relating to dividend equivalents of share-based compensation and CHF 3 million relating to own credit valuation movements. This was partially offset by CHF 26 million relating to withholding taxes. The remaining balance included various smaller items.
Net deferred tax assets
end of	2Q22	1Q22
Net deferred tax assets (CHF million)
Deferred tax assets	3,867	4,052
of which net operating losses	1,124	1,307
of which deductible temporary differences	2,743	2,745
Deferred tax liabilities	(1,043)	(793)
Net deferred tax assets	2,824	3,259
26 Employee deferred compensation
The Group’s current and previous deferred compensation plans include share awards, performance share awards, Contingent Capital Awards (CCA), cash awards, retention awards and the Strategic Delivery Plan (SDP) awards.
> Refer to “Note 30 – Employee deferred compensation” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2021 for further information.
The following tables show the compensation expense for deferred compensation awards recognized in the consolidated statements of operations, the estimated unrecognized expense for deferred compensation awards granted in 2Q22 and prior periods and the remaining requisite service period over which the unrecognized expense will be recognized. The estimated unrecognized compensation expense was based on the fair value of each award on the grant date and included the current estimated outcome of relevant performance criteria and estimated future forfeitures, but no estimate for future mark-to-market adjustments.
Deferred compensation expense
in	2Q22	1Q22	2Q21	6M22	6M21
Deferred compensation expense (CHF million)
Share awards	85	94	142	179	276
Performance share awards	47	55	111	102	220
Contingent Capital Awards	(9)	34	83	25	144
Cash awards	199	102	102	301	151
Retention awards	33	30	26	63	39
Strategic Delivery Plan	69	53	–	122	–
Total deferred compensation expense	424	368	464	792	830
Estimated unrecognized deferred compensation
end of	2Q22
Estimated unrecognized compensation expense (CHF million)
Share awards	385
Performance share awards	173
Contingent Capital Awards	130
Cash awards	986
Retention awards	206
Strategic Delivery Plan	436
Total	2,316

Aggregate remaining weighted-average requisite service period (years)
Aggregate remaining weighted-average requisite service period	1.3

Cash awards
Deferred fixed cash awards
In 2Q22, the Group granted deferred fixed cash compensation of CHF 207 million to certain employees in the Americas and Asia Pacific. This compensation will be expensed in the Investment Bank division over a three-year vesting period from the grant date. Amortization of deferred fixed cash compensation in 2Q22 totaled CHF 85 million, of which CHF 54 million was related to awards granted in 2Q22.
3Q22 to date, the Group granted deferred fixed cash compensation of up to CHF 40 million to certain employees in the Wealth Management division. This compensation will be expensed in the Wealth Management division over a three-year vesting period from the grant date.

Retention awards
In 2Q22, the Group granted deferred cash and share retention awards of CHF 12 million, mainly in the Investment Bank division and corporate functions. These awards will be expensed over the applicable vesting period from the grant date. Amortization of retention awards in 2Q22 totaled CHF 33 million, of which CHF 2 million was related to awards granted in 2Q22.
3Q22 to date, the Group granted deferred cash and share retention awards of CHF 289 million to certain employees in the Investment Bank division. This compensation will be expensed in the Investment Bank division over a three-year vesting period from the grant date.
Share-based award activity
	2Q22					6M22
Number of awards (in millions)	Share awards	Performance share awards	Strategic Delivery Plan	Share awards	Performance share awards	Strategic Delivery Plan
Share-based award activities
Balance at beginning of period	170.8	90.0	62.6	143.8	77.2	0.0
Granted	4.7	0.0	0.0	39.2	19.1	62.6
Settled	(45.2)	(25.1)	0.0	(50.0)	(30.2)	0.0
Forfeited	(2.5)	(0.6)	(0.5)	(5.2)	(1.8)	(0.5)
Balance at end of period	127.8	64.3	62.1	127.8	64.3	62.1
of which vested	17.6	10.6	1.1	17.6	10.6	1.1
of which unvested	110.2	53.7	61.0	110.2	53.7	61.0
27 Pension and other post-retirement benefits
The Group sponsors defined contribution pension plans, defined benefit pension plans and other post-retirement defined benefit plans. The Group recognized expenses of CHF 66 million, CHF 63 million, CHF 60 million, CHF 129 million and CHF 130 million, related to its defined contribution pension plans in 2Q22, 1Q22, 2Q21, 6M22 and 6M21, respectively.
> Refer to “Note 32 – Pension and other post-retirement benefits” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2021 for further information.
The Group previously disclosed that it expected to contribute CHF 284 million to the Swiss and international defined benefit plans and other post-retirement defined benefit plans in 2022. As of the end of 2Q22, CHF 147 million of contributions have been made.
Components of net periodic benefit costs
in	2Q22	1Q22	2Q21	6M22	6M21
Net periodic benefit costs/(credits) (CHF million)
Service costs on benefit obligation	65	65	60	130	120
Interest costs on benefit obligation	25	25	15	50	30
Expected return on plan assets	(126)	(126)	(120)	(252)	(243)
Amortization of recognized prior service cost/(credit)	(22)	(21)	(31)	(43)	(60)
Amortization of recognized actuarial losses	72	73	93	145	186
Settlement losses/(gains)	2	3	2	5	(8)
Curtailment losses/(gains)	0	0	2	0	1
Special termination benefits	1	1	3	2	13
Net periodic benefit costs	17	20	24	37	39
Service costs on benefit obligation are reflected in compensation and benefits. Other components of net periodic benefit costs are reflected in general and administrative expenses or in restructuring expenses.

28 Derivatives and hedging activities
> Refer to “Note 33 – Derivatives and hedging activities” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2021 for further information.
Fair value of derivative instruments
The tables below present gross derivative replacement values by type of contract and balance sheet location and whether the derivative is used for trading purposes or in a qualifying hedging relationship. Notional amounts have also been provided as an indication of the volume of derivative activity within the Group.
Information on bifurcated embedded derivatives has not been included in these tables. Under US GAAP, the Group elected to account for substantially all financial instruments with an embedded derivative that is not considered clearly and closely related to the host contract at fair value.
> Refer to “Note 31 – Financial instruments” for further information.
Fair value of derivative instruments
	Trading			Hedging			[1]
end of 2Q22	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative instruments (CHF billion)
Forwards and forward rate agreements	2,133.5	4.4	4.3	0.0	0.0	0.0
Swaps	8,950.3	30.9	28.9	122.7	0.1	1.8
Options bought and sold (OTC)	737.8	8.3	8.3	0.0	0.0	0.0
Futures	172.0	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	24.5	0.0	0.0	0.0	0.0	0.0
Interest rate products	12,018.1	43.6	41.5	122.7	0.1	1.8
Forwards	1,027.6	13.5	14.0	19.6	0.4	0.2
Swaps	343.8	14.3	14.0	0.0	0.0	0.0
Options bought and sold (OTC)	181.8	3.1	3.0	0.0	0.0	0.0
Futures	10.0	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	2.3	0.0	0.0	0.0	0.0	0.0
Foreign exchange products	1,565.5	30.9	31.0	19.6	0.4	0.2
Forwards	0.8	0.0	0.0	0.0	0.0	0.0
Swaps	57.9	2.4	2.2	0.0	0.0	0.0
Options bought and sold (OTC)	223.2	7.0	8.5	0.0	0.0	0.0
Futures	46.9	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	488.7	21.8	25.2	0.0	0.0	0.0
Equity/index-related products	817.5	31.2	35.9	0.0	0.0	0.0
Credit derivatives [2]	434.4	3.4	4.3	0.0	0.0	0.0
Forwards	10.7	0.1	0.1	0.0	0.0	0.0
Swaps	12.5	1.0	0.6	0.0	0.0	0.0
Options bought and sold (OTC)	12.0	0.3	0.1	0.0	0.0	0.0
Futures	10.6	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	8.6	0.1	0.0	0.0	0.0	0.0
Other products [3]	54.4	1.5	0.8	0.0	0.0	0.0
Total derivative instruments	14,889.9	110.6	113.5	142.3	0.5	2.0
The notional amount, PRV and NRV (trading and hedging) was CHF 15,032.2 billion, CHF 111.1 billion and CHF 115.5 billion, respectively, as of June 30, 2022.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP.
2 Primarily credit default swaps.
3 Primarily precious metals, commodity and energy products.

Fair value of derivative instruments (continued)
	Trading			Hedging			[1]
end of 4Q21	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative instruments (CHF billion)
Forwards and forward rate agreements	1,736.0	0.9	0.9	0.0	0.0	0.0
Swaps	8,810.0	36.8	33.0	131.4	0.4	0.2
Options bought and sold (OTC)	779.0	11.5	10.9	0.0	0.0	0.0
Futures	144.5	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	71.6	0.1	0.0	0.0	0.0	0.0
Interest rate products	11,541.1	49.3	44.8	131.4	0.4	0.2
Forwards	1,052.9	7.6	8.2	21.1	0.1	0.1
Swaps	345.3	11.3	12.4	0.0	0.0	0.0
Options bought and sold (OTC)	174.9	2.0	2.2	0.0	0.0	0.0
Futures	10.3	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	1.6	0.0	0.0	0.0	0.0	0.0
Foreign exchange products	1,585.0	20.9	22.8	21.1	0.1	0.1
Forwards	0.9	0.1	0.0	0.0	0.0	0.0
Swaps	94.7	1.4	2.6	0.0	0.0	0.0
Options bought and sold (OTC)	243.9	11.1	12.5	0.0	0.0	0.0
Futures	46.3	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	535.8	22.9	21.5	0.0	0.0	0.0
Equity/index-related products	921.6	35.5	36.6	0.0	0.0	0.0
Credit derivatives [2]	506.8	5.0	6.3	0.0	0.0	0.0
Forwards	9.9	0.2	0.1	0.0	0.0	0.0
Swaps	12.0	1.1	0.4	0.0	0.0	0.0
Options bought and sold (OTC)	11.1	0.2	0.1	0.0	0.0	0.0
Futures	11.1	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	9.2	0.1	0.1	0.0	0.0	0.0
Other products [3]	53.3	1.6	0.7	0.0	0.0	0.0
Total derivative instruments	14,607.8	112.3	111.2	152.5	0.5	0.3
The notional amount, PRV and NRV (trading and hedging) was CHF 14,760.3 billion, CHF 112.8 billion and CHF 111.5 billion, respectively, as of December 31, 2021.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP.
2 Primarily credit default swaps.
3 Primarily precious metals, commodity and energy products.
Netting of derivative instruments
> Refer to “Derivatives” in Note 24 – Offsetting of financial assets and financial liabilities for further information on the netting of derivative instruments.
Gains or (losses) on fair value hedges
in	2Q22	1Q22	2Q21	6M22	6M21
Interest rate products (CHF million)
Hedged items [1]	1,115	1,756	(288)	2,871	868
Derivatives designated as hedging instruments [1]	(1,050)	(1,679)	264	(2,729)	(832)
The accrued interest on fair value hedges is recorded in net interest income and is excluded from this table.
1 Included in net interest income.

Hedged items in fair value hedges
	2Q22					4Q21
	Hedged items					Hedged items
end of	Carrying amount	Hedging adjustments	[1]	Discontinued hedges	[2]	Carrying amount	Hedging adjustments	[1]	Discontinued hedges	[2]
Assets (CHF billion)
Investment securities	0.7	(0.1)		0.0		0.8	0.0		0.0
Net loans	16.5	(1.5)		(0.1)		16.6	(0.2)		0.2
Liabilities (CHF billion)
Long-term debt	67.1	(2.3)		(1.7)		69.4	(0.2)		0.8
1 Relates to the cumulative amount of fair value hedging adjustments included in the carrying amount.
2 Relates to the cumulative amount of fair value hedging adjustments remaining for any hedged items for which hedge accounting has been discontinued.
Cash flow hedges
in	2Q22	1Q22	2Q21	6M22	6M21
Interest rate products (CHF million)
Gains/(losses) recognized in AOCI on derivatives	(171)	(650)	(23)	(821)	(119)
Gains/(losses) reclassified from AOCI into interest and dividend income	173	4	7	177	10
Foreign exchange products (CHF million)
Gains/(losses) recognized in AOCI on derivatives	(36)	(14)	0	(50)	4
Total other operating expenses	(16)	(6)	15	(22)	25
Gains/(losses) reclassified from AOCI into income	(16)	(6)	15	(22)	25
As of the end of 2Q22, the maximum length of time over which the Group hedged its exposure to the variability in future cash flows for forecasted transactions, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, was 12 months.
The net loss associated with cash flow hedges expected to be reclassified from AOCI within the next 12 months is CHF 437 million.
Net investment hedges
in	2Q22	1Q22	2Q21	6M22	6M21
Foreign exchange products (CHF million)
Gains/(losses) recognized in the cumulative translation adjustments section of AOCI	68	(122)	7	(54)	(255)
The Group includes all derivative instruments not included in hedge accounting relationships in its trading activities.
> Refer to “Note 7 – Trading revenues” for gains and losses on trading activities by product type.

Disclosures relating to contingent credit risk
Certain of the Group’s derivative instruments contain provisions that require the maintenance of contractually specified credit ratings from each of the major credit rating agencies. If the ratings fall below the level specified in the contract, the counterparties to the agreement could request payment of additional collateral on those derivative instruments that are in a net liability position. Certain of the derivative contracts also provide for termination of the contract, generally upon a downgrade of the contractually specified credit ratings. Such derivative contracts are reflected at close-out costs.
The following table provides the Group’s current net exposure from contingent credit risk relating to derivative contracts with bilateral counterparties and SPEs that include credit support agreements, the related collateral posted and the additional collateral that could be called by counterparties in the event of a one-, two-, or three-notch downgrade in the contractually specified credit ratings. The table also includes derivative contracts with contingent credit risk features without credit support agreements that have accelerated termination event conditions. The current net exposure for derivative contracts with bilateral counterparties and contracts with accelerated termination event conditions is the aggregate fair value of derivative instruments that were in a net liability position. For SPEs, the current net exposure is the contractual amount that is used to determine the collateral payable in the event of a downgrade. The contractual amount could include both the NRV and a percentage of the notional value of the derivative.
Contingent credit risk
	2Q22				4Q21
end of	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total
Contingent credit risk (CHF billion)
Current net exposure	1.6	0.0	0.2	1.8	2.3	0.0	0.3	2.6
Collateral posted	1.3	0.0	–	1.3	1.9	0.0	–	1.9
Impact of a one-notch downgrade event	0.1	0.0	0.0	0.1	0.1	0.0	0.0	0.1
Impact of a two-notch downgrade event	0.5	0.0	0.1	0.6	0.2	0.0	0.0	0.2
Impact of a three-notch downgrade event	0.6	0.1	0.1	0.8	0.7	0.0	0.1	0.8
The impact of a downgrade event reflects the amount of additional collateral required for bilateral counterparties and special purpose entities and the amount of additional termination expenses for accelerated terminations, respectively.

Credit derivatives
> Refer to “Note 33 – Derivatives and hedging activities” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2021 for further information on credit derivatives.
Credit protection sold/purchased
The following tables do not include all credit derivatives and differ from the credit derivatives in the “Fair value of derivative instruments” tables. This is due to the exclusion of certain credit derivative instruments under US GAAP, which defines a credit derivative as a derivative instrument (a) in which one or more of its underlyings are related to the credit risk of a specified entity (or a group of entities) or an index based on the credit risk of a group of entities and (b) that exposes the seller to potential loss from credit risk-related events specified in the contract.
Total return swaps (TRS) of CHF 12.0 billion and CHF 12.0 billion as of the end of 2Q22 and 4Q21 were also excluded because a TRS does not expose the seller to potential loss from credit risk-related events specified in the contract. A TRS only provides protection against a loss in asset value and not against additional amounts as a result of specific credit events.

Credit protection sold/purchased
	2Q22							4Q21
end of	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased		Fair value of credit protection sold	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased		Fair value of credit protection sold
Single-name instruments (CHF billion)
Investment grade [2]	(55.7)	50.7		(5.0)	9.7		0.1	(60.2)	55.6		(4.6)	10.1		0.6
Non-investment grade	(25.2)	22.3		(2.9)	7.1		(0.4)	(31.5)	28.9		(2.6)	7.9		0.4
Total single-name instruments	(80.9)	73.0		(7.9)	16.8		(0.3)	(91.7)	84.5		(7.2)	18.0		1.0
of which sovereign	(14.0)	12.4		(1.6)	3.9		(0.1)	(13.5)	12.2		(1.3)	4.0		(0.1)
of which non-sovereign	(66.9)	60.6		(6.3)	12.9		(0.2)	(78.2)	72.3		(5.9)	14.0		1.1
Multi-name instruments (CHF billion)
Investment grade [2]	(77.4)	73.0		(4.4)	19.9		(0.2)	(102.9)	96.0		(6.9)	20.2		0.7
Non-investment grade	(33.7)	29.0		(4.7)	10.4	[3]	(1.1)	(35.7)	33.2		(2.5)	12.6	[3]	(0.5)
Total multi-name instruments	(111.1)	102.0		(9.1)	30.3		(1.3)	(138.6)	129.2		(9.4)	32.8		0.2
of which non-sovereign	(111.1)	102.0		(9.1)	30.3		(1.3)	(138.6)	129.2		(9.4)	32.8		0.2
Total instruments (CHF billion)
Investment grade [2]	(133.1)	123.7		(9.4)	29.6		(0.1)	(163.1)	151.6		(11.5)	30.3		1.3
Non-investment grade	(58.9)	51.3		(7.6)	17.5		(1.5)	(67.2)	62.1		(5.1)	20.5		(0.1)
Total instruments	(192.0)	175.0		(17.0)	47.1		(1.6)	(230.3)	213.7		(16.6)	50.8		1.2
of which sovereign	(14.0)	12.4		(1.6)	3.9		(0.1)	(13.5)	12.2		(1.3)	4.0		(0.1)
of which non-sovereign	(178.0)	162.6		(15.4)	43.2		(1.5)	(216.8)	201.5		(15.3)	46.8		1.3
1 Represents credit protection purchased with identical underlyings and recoveries.
2 Based on internal ratings of BBB and above.
3 Includes synthetic securitized loan portfolios.
Credit protection sold
Credit protection sold is the maximum potential payout, which is based on the notional value of derivatives and represents the amount of future payments that the Group would be required to make as a result of credit risk-related events.
Credit protection purchased
Credit protection purchased represents those instruments where the underlying reference instrument is identical to the reference instrument of the credit protection sold.
Other protection purchased
In the normal course of business, the Group purchases protection to offset the risk of credit protection sold that may have similar, but not identical, reference instruments and may use similar, but not identical, products, which reduces the total credit derivative exposure. Other protection purchased is based on the notional value of the instruments.
Fair value of credit protection sold
The fair values of the credit protection sold give an indication of the amount of payment risk, as the negative fair values increase when the potential payment under the derivative contracts becomes more probable.
The following table reconciles the notional amount of credit derivatives included in the table “Fair value of derivative instruments” to the table “Credit protection sold/purchased”.
Credit derivatives
end of	2Q22	4Q21
Credit derivatives (CHF billion)
Credit protection sold	192.0	230.3
Credit protection purchased	175.0	213.7
Other protection purchased	47.1	50.8
Other instruments [1]	20.3	12.0
Total credit derivatives	434.4	506.8
1 Consists of total return swaps and other derivative instruments.
The segregation of the future payments by maturity range and underlying risk gives an indication of the current status of the potential for performance under the derivative contracts.
Maturity of credit protection sold
end of	Maturity less than 1 year	Maturity between 1 to 5 years	Maturity greater than 5 years	Total
2Q22 (CHF billion)
Single-name instruments	11.8	65.7	3.4	80.9
Multi-name instruments	18.2	83.4	9.5	111.1
Total instruments	30.0	149.1	12.9	192.0
4Q21 (CHF billion)
Single-name instruments	14.4	73.6	3.7	91.7
Multi-name instruments	39.9	88.3	10.4	138.6
Total instruments	54.3	161.9	14.1	230.3

29 Guarantees and commitments
Guarantees
In the ordinary course of business, guarantees are provided that contingently obligate the Group to make payments to third parties if the counterparty fails to fulfill its obligation under a borrowing or other contractual arrangement. The total gross amount disclosed within the Guarantees table reflects the maximum potential payment under the guarantees. The carrying value represents the higher of the initial fair value (generally the related fee received or receivable) less cumulative amortization and the Group’s current best estimate of payments that will be required under existing guarantee arrangements.
Guarantees provided by the Group are classified as follows: credit guarantees and similar instruments, performance guarantees and similar instruments, derivatives and other guarantees.
> Refer to “Guarantees” in VI – Consolidated financial statements – Credit Suisse Group – Note 34 – Guarantees and commitments in the Credit Suisse Annual Report 2021 for a detailed description of guarantees.
Guarantees
end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Carrying value	Collateral received
2Q22 (CHF million)
Credit guarantees and similar instruments	2,306	1,494	3,800	3,722		25	2,070
Performance guarantees and similar instruments	4,826	3,061	7,887	6,613		44	3,943
Derivatives [2]	5,884	2,634	8,518	8,518		145	–	[3]
Other guarantees	4,283	2,221	6,504	6,494		71	3,650
Total guarantees	17,299	9,410	26,709	25,347		285	9,663
4Q21 (CHF million)
Credit guarantees and similar instruments	2,124	1,807	3,931	3,874		25	2,014
Performance guarantees and similar instruments	3,982	3,336	7,318	6,299		40	3,605
Derivatives [2]	5,374	3,547	8,921	8,921		289	–	[3]
Other guarantees	4,012	2,498	6,510	6,469		71	3,789
Total guarantees	15,492	11,188	26,680	25,563		425	9,408
1 Total net amount is computed as the gross amount less any participations.
2
Excludes derivative contracts with certain active commercial and investment banks and certain other counterparties, as such contracts can be cash settled and the Group had no basis to conclude it was probable that the counterparties held, at inception, the underlying instruments.

3 Collateral for derivatives accounted for as guarantees is not significant.
Deposit-taking banks and securities dealers in Switzerland and certain other European countries are required to ensure the payout of privileged deposits in case of specified restrictions or compulsory liquidation of a deposit-taking bank. In Switzerland, deposit-taking banks and securities dealers jointly guarantee an amount of up to CHF 6.0 billion. Upon occurrence of a payout event triggered by a specified restriction of business imposed by FINMA or by the compulsory liquidation of another deposit-taking bank, the Group’s contribution will be calculated based on its share of privileged deposits in proportion to total privileged deposits. Based on FINMA’s estimate for the Group’s banking subsidiaries in Switzerland, the Group’s share in the deposit insurance guarantee program for the period July 1, 2021 to June 30, 2022 was CHF 0.5 billion. These deposit insurance guarantees were reflected in other guarantees. These deposit insurance guarantees were reflected in other guarantees. For the period July 1, 2022 to June 30, 2023, the Group’s share in the deposit insurance guarantee program based on FINMA’s estimate will be CHF 0.5 billon.
Representations and warranties on residential mortgage loans sold
In connection with the Investment Bank division’s sale of US residential mortgage loans, the Group has provided certain representations and warranties relating to the loans sold. The Group has provided these representations and warranties relating to sales of loans to institutional investors, primarily banks, and non-agency, or private label, securitizations. The loans sold are primarily loans that the Group has purchased from other parties. The scope of representations and warranties, if any, depends on the transaction, but can include: ownership of the mortgage loans and legal capacity to sell the loans; loan-to-value ratios and other characteristics of the property, the borrower and the loan; validity of the liens securing the loans and absence of delinquent taxes or related liens; conformity to underwriting standards and completeness of documentation; and origination in compliance with law. If it is determined that representations and warranties were breached, the Group may be required to repurchase the related loans or indemnify the investors to make them whole for losses. Whether the Group will incur a loss in connection with repurchases and make whole payments depends on: the extent to which claims are made; the validity of such claims made within the statute of limitations (including the likelihood and ability to enforce claims); whether the Group can successfully claim against parties that sold loans to the Group and made representations and warranties to the Group; the residential real estate market, including the number of defaults; and whether the obligations of the securitization vehicles were guaranteed or insured by third parties.
Repurchase claims on residential mortgage loans sold that are subject to arbitration or litigation proceedings, or become so during the reporting period, are not included in this Guarantees and commitments disclosure but are addressed in litigation and related loss contingencies and provisions. The Group is involved in litigation relating to representations and warranties on residential mortgages sold.
> Refer to “Note 33 – Litigation” for further information.
Disposal-related contingencies and other indemnifications
The Group has certain guarantees for which its maximum contingent liability cannot be quantified. These guarantees include disposal-related contingencies in connection with the sale of assets or businesses, and other indemnifications. These guarantees are not reflected in the “Guarantees” table.
> Refer to “Disposal-related contingencies and other indemnifications” in VI – Consolidated financial statements – Credit Suisse Group – Note 34 – Guarantees and commitments in the Credit Suisse Annual Report 2021 for a description of these guarantees.
Other commitments
Other commitments of the Group are classified as follows: irrevocable commitments under documentary credits, irrevocable loan commitments, forward reverse repurchase agreements and other commitments.
> Refer to “Other commitments” in VI – Consolidated financial statements – Credit Suisse Group – Note 34 – Guarantees and commitments in the Credit Suisse Annual Report 2021 for a description of these commitments.
Other commitments
	2Q22						4Q21
end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Collateral received	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Collateral received
Other commitments (CHF million)
Irrevocable commitments under documentary credits	5,069	41	5,110	4,781		3,153	4,796	116	4,912	4,602		2,801
Irrevocable loan commitments [2]	24,326	97,182	121,508	117,542		54,120	22,959	99,600	122,559	118,281		55,766
Forward reverse repurchase agreements	239	0	239	239		239	466	0	466	466		466
Other commitments	133	287	420	420		4	121	275	396	396		8
Total other commitments	29,767	97,510	127,277	122,982		57,516	28,342	99,991	128,333	123,745		59,041
1 Total net amount is computed as the gross amount less any participations.
2
Irrevocable loan commitments do not include a total gross amount of CHF 139,405 million and CHF 143,992 million of unused credit limits as of the end of 2Q22 and 4Q21, respectively, which were revocable at the Group's sole discretion upon notice to the client.

30 Transfers of financial assets and variable interest entities
In the normal course of business, the Group enters into transactions with, and makes use of, SPEs. An SPE is an entity in the form of a trust or other legal structure designed to fulfill a specific limited need of the company that organized it and is generally structured to isolate the SPE’s assets from creditors of other entities, including the Group. The principal uses of SPEs are to assist the Group and its clients in securitizing financial assets and creating investment products. The Group also uses SPEs for other client-driven activity, such as to facilitate financings, and for Group tax or regulatory purposes.
Transfers of financial assets
Securitizations
The majority of the Group’s securitization activities involve mortgages and mortgage-related securities and are predominantly transacted using SPEs. In a typical securitization, the SPE purchases assets financed by proceeds received from the SPE’s issuance of debt and equity instruments, certificates, commercial paper (CP) and other notes of indebtedness. These assets and liabilities are recorded on the balance sheet of the SPE and not reflected on the Group’s consolidated balance sheet, unless either the Group sold the assets to the entity and the accounting requirements for sale were not met or the Group consolidates the SPE.
The Group purchases commercial and residential mortgages for the purpose of securitization and sells these mortgage loans to SPEs. These SPEs issue commercial mortgage-backed securities (CMBS), residential mortgage-backed securities (RMBS) and asset-backed securities (ABS) that are collateralized by the assets transferred to the SPE and that pay a return based on the returns on those assets. Investors in these mortgage-backed securities or ABS typically have recourse to the assets in the SPEs. Third-party guarantees may further enhance the creditworthiness of the assets. The investors and the SPEs have no recourse to the Group’s assets. The Group is typically an underwriter of, and makes a market in, these securities.
The Group also transacts in re-securitizations of previously issued RMBS. Typically, certificates issued out of an existing securitization vehicle are sold into a newly created and separate securitization vehicle. Often, these re-securitizations are initiated in order to re-securitize an existing security to give the investor an investment with different risk ratings or characteristics.
The Group also uses SPEs for other asset-backed financings relating to client-driven activity and for Group tax or regulatory purposes. Types of structures included in this category include managed collateralized loan obligations (CLOs), CLOs, leveraged finance, repack and other types of transactions, including life insurance structures, emerging market structures set up for financing, loan participation or loan origination purposes, and other alternative structures created for the purpose of investing in venture capital-like investments. CLOs are collateralized by loans transferred to the CLO vehicle and pay a return based on the returns on the loans. Leveraged finance structures are used to assist in the syndication of certain loans held by the Group, while repack structures are designed to give a client collateralized exposure to specific cash flows or credit risk backed by collateral purchased from the Group. In these asset-backed financing structures, investors typically only have recourse to the collateral of the SPE and do not have recourse to the Group’s assets.
When the Group transfers assets into an SPE, it must assess whether that transfer is accounted for as a sale of the assets. Transfers of assets may not meet sale requirements if the assets have not been legally isolated from the Group and/or if the Group’s continuing involvement is deemed to give it effective control over the assets. If the transfer is not deemed a sale, it is instead accounted for as a secured borrowing, with the transferred assets as collateral.
Gains and losses on securitization transactions depend, in part, on the carrying values of mortgages and loans involved in the transfer and are allocated between the assets sold and any beneficial interests retained according to the relative fair values at the date of sale.
The Group does not retain material servicing responsibilities from securitization activities.
The following table provides the gains or losses and proceeds from the transfer of assets relating to 6M22 and 6M21 securitizations of financial assets that qualify for sale accounting and subsequent derecognition, along with the cash flows between the Group and the SPEs used in any securitizations in which the Group still has continuing involvement, regardless of when the securitization occurred.

Securitizations
in	6M22	6M21
Gains/(losses) and cash flows (CHF million)
CMBS
Net gain [1]	5	0
Proceeds from transfer of assets	2,819	999
Cash received on interests that continue to be held	22	26
RMBS
Net gain/(loss) [1]	(1)	62
Proceeds from transfer of assets	6,799	20,876
Purchases of previously transferred financial assets or its underlying collateral	0	(1,072)
Servicing fees	0	1
Cash received on interests that continue to be held	531	430
Other asset-backed financings
Net gain [1]	23	47
Proceeds from transfer of assets	3,808	6,802
Purchases of previously transferred financial assets or its underlying collateral	(997)	(699)
Fees [2]	97	81
Cash received on interests that continue to be held	36	7
1
Includes underwriting revenues, deferred origination fees, gains or losses on the sale of collateral to the SPE and gains or losses on the sale of newly issued securities to third parties, but excludes net interest income on assets prior to the securitization. The gains or losses on the sale of the collateral is the difference between the fair value on the day prior to the securitization pricing date and the sale price of the loans.

2 Represents management fees and performance fees earned for investment management services provided to managed CLOs.
Continuing involvement in transferred financial assets
The Group may have continuing involvement in the financial assets that are transferred to an SPE, which may take several forms, including, but not limited to, servicing, recourse and guarantee arrangements, agreements to purchase or redeem transferred assets, derivative instruments, pledges of collateral and beneficial interests in the transferred assets.
> Refer to “Transfers of financial assets” in VI – Consolidated financial statements – Credit Suisse Group – Note 35 – Transfers of financial assets and variable interest entities in the Credit Suisse Annual Report 2021 for further information.
The following table provides the outstanding principal balance of assets to which the Group continued to be exposed after the transfer of the financial assets to any SPE and the total assets of the SPE as of the end of 2Q22 and 4Q21, regardless of when the transfer of assets occurred.
Principal amounts outstanding and total assets of SPEs resulting from continuing involvement
end of	2Q22	4Q21
CHF million
CMBS
Principal amount outstanding	20,202	15,428
Total assets of SPE	38,723	23,205
RMBS
Principal amount outstanding	49,342	56,990
Total assets of SPE	49,342	56,990
Other asset-backed financings
Principal amount outstanding	23,514	24,856
Total assets of SPE	56,511	57,797
Principal amount outstanding relates to assets transferred from the Group and does not include principal amounts for assets transferred from third parties.
Fair value of beneficial interests
The fair value measurement of the beneficial interests held at the time of transfer and as of the reporting date that result from any continuing involvement is determined using fair value estimation techniques, such as the present value of estimated future cash flows that incorporate assumptions that market participants customarily use in these valuation techniques. The fair value of the assets or liabilities that result from any continuing involvement does not include any benefits from financial instruments that the Group may utilize to hedge the inherent risks.
Key economic assumptions at the time of transfer
> Refer to “Note 31 – Financial instruments” for further information on the fair value hierarchy.
Key economic assumptions used in measuring fair value of beneficial interests at time of transfer
	6M22							6M21
at time of transfer, in			CMBS				RMBS			CMBS				RMBS
CHF million, except where indicated
Fair value of beneficial interests			252				548			92				1,337
of which level 2			191				480			82				1,019
of which level 3			61				68			10				318
Weighted-average life, in years			5.4				10.9			7.4				5.0
Prepayment speed assumption (rate per annum), in % [1]			–	[2]	5.0	–	22.2			–	[2]	3.0	–	32.8
Cash flow discount rate (rate per annum), in % [3]	3.5	–	10.3		2.8	–	43.6	1.8	–	4.5		1.0	–	15.4
Expected credit losses (rate per annum), in % [4]	2.7	–	5.6		1.3	–	41.1	0.9	–	3.9		0.1	–	13.7
Transfers of assets in which the Group does not have beneficial interests are not included in this table.
1
Prepayment speed assumption (PSA) is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the constant prepayment rate (CPR) assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2 percentage points thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR.

2 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances.
3 The rate is based on the weighted-average yield on the beneficial interests.
4 The range of expected credit losses only reflects instruments with an expected credit loss greater than zero unless all of the instruments have an expected credit loss of zero.

Key economic assumptions as of the reporting date
The following table provides the sensitivity analysis of key economic assumptions used in measuring the fair value of beneficial interests held in SPEs as of the end of 2Q22 and 4Q21.
Key economic assumptions used in measuring fair value of beneficial interests held in SPEs
	2Q22											4Q21
end of			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]
CHF million, except where indicated
Fair value of beneficial interests			478				1,563			549				281				2,310			402
of which non-investment grade			96				270			75				55				370			27
Weighted-average life, in years			3.5				8.7			5.2				3.9				4.7			5.5
Prepayment speed assumption (rate per annum), in % [3]			–		4.0	–	22.9			–				–		5.1	–	41.9			–
Impact on fair value from 10% adverse change			–				(30.4)			–				–				(31.1)			–
Impact on fair value from 20% adverse change			–				(59.6)			–				–				(59.8)			–
Cash flow discount rate (rate per annum), in % [4]	4.2	–	41.9		2.1	–	38.4	1.2	–	52.0		1.7	–	50.7		0.7	–	35.5	0.3	–	14.7
Impact on fair value from 10% adverse change			(7.0)				(53.8)			(8.6)				(3.5)				(38.1)			(4.9)
Impact on fair value from 20% adverse change			(13.8)				(103.5)			(16.9)				(6.8)				(73.3)			(9.7)
Expected credit losses (rate per annum), in % [5]	1.2	–	13.2		0.3	–	35.3	0.6	–	49.9		0.6	–	8.4		0.4	–	34.2	0.7	–	13.3
Impact on fair value from 10% adverse change			(3.7)				(27.6)			(5.5)				(2.5)				(28.5)			(4.3)
Impact on fair value from 20% adverse change			(7.4)				(53.7)			(10.8)				(4.9)				(54.8)			(8.4)
1 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances.
2 CDOs and CLOs within this category are generally structured to be protected from prepayment risk.
3
PSA is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the CPR assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2 percentage points thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR.

4 The rate is based on the weighted-average yield on the beneficial interests.
5 The range of expected credit losses only reflects instruments with an expected credit loss greater than zero unless all of the instruments have an expected credit loss of zero.
These sensitivities are hypothetical and do not reflect economic hedging activities. Changes in fair value based on a 10% or 20% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the beneficial interests is calculated without changing any other assumption. In practice, changes in one assumption may result in changes in other assumptions (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract the sensitivities.
Transfers of financial assets where sale treatment was not achieved
The following table provides the carrying amounts of transferred financial assets and the related liabilities where sale treatment was not achieved as of the end of 2Q22 and 4Q21.
> Refer to “Note 32 – Assets pledged and collateral” for further information.
Carrying amounts of transferred financial assets and liabilities where sale treatment was not achieved
end of	2Q22	4Q21
CHF million
RMBS
Other assets	0	257
Liability to SPE, included in other liabilities	0	(257)
Other asset-backed financings
Trading assets	500	557
Other assets	178	200
Liability to SPE, included in other liabilities	(678)	(757)
Securities sold under repurchase agreements and securities lending transactions accounted for as secured borrowings
For securities sold under repurchase agreements and securities lending transactions accounted for as secured borrowings, US GAAP requires the disclosure of the collateral pledged and the associated risks to which a transferor continues to be exposed after the transfer. This provides an understanding of the nature and risks of short-term collateralized financing obtained through these types of transactions.

Securities sold under repurchase agreements and securities lending transactions represent collateralized financing transactions used to earn net interest income, increase liquidity or facilitate trading activities. These transactions are collateralized principally by government debt securities, corporate debt securities, asset-backed securities, equity securities and other collateral and have terms ranging from on demand to a longer period of time.
In the event of the Group’s default or a decline in fair value of collateral pledged, the repurchase agreement provides the counterparty with the right to liquidate the collateral held or request additional collateral. Similarly, in the event of the Group’s default, the securities lending transaction provides the counterparty the right to liquidate the securities borrowed.
The following tables provide the gross obligation relating to securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral by the class of collateral pledged and by remaining contractual maturity as of the end of 2Q22 and 4Q21.
Securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral – by class of collateral pledged
end of	2Q22	4Q21
CHF billion
Government debt securities	19.2	15.9
Corporate debt securities	9.7	9.6
Asset-backed securities	2.3	4.6
Equity securities	0.3	0.5
Other	3.6	5.6
Securities sold under repurchase agreements	35.1	36.2
Government debt securities	0.2	13.9
Corporate debt securities	0.2	0.3
Asset-backed securities	0.0	0.3
Equity securities	0.2	1.0
Other	0.2	0.2
Securities lending transactions	0.8	15.7
Government debt securities	3.7	3.6
Corporate debt securities	0.8	0.6
Asset-backed securities	0.1	0.0
Equity securities	2.8	10.8
Obligation to return securities received as collateral, at fair value	7.4	15.0
Total	43.3	66.9
Securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral – by remaining contractual maturity
			Remaining contractual maturities
end of	No stated maturity	[1]	Up to 30 days	[2]	31–90 days	More than 90 days	Total
2Q22 (CHF billion)
Securities sold under repurchase agreements	6.0		18.9		3.3	6.9	35.1
Securities lending transactions	0.7		0.0		0.0	0.1	0.8
Obligation to return securities received as collateral, at fair value	7.4		0.0		0.0	0.0	7.4
Total	14.1		18.9		3.3	7.0	43.3
4Q21 (CHF billion)
Securities sold under repurchase agreements	5.2		15.7		6.0	9.3	36.2
Securities lending transactions	2.3		1.7		1.6	10.1	15.7
Obligation to return securities received as collateral, at fair value	15.0		0.0		0.0	0.0	15.0
Total	22.5		17.4		7.6	19.4	66.9
1 Includes contracts with no contractual maturity that may contain termination arrangements subject to a notice period.
2 Includes overnight transactions.
> Refer to “Note 24 – Offsetting of financial assets and financial liabilities” for further information on the gross amount of securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral and the net amounts disclosed in the consolidated balance sheets.

Variable interest entities
As a normal part of its business, the Group engages in various transactions that include entities that are considered variable interest entities (VIEs) and are grouped into three primary categories: collateralized debt obligations (CDOs)/CLOs, CP conduits and financial intermediation.
> Refer to “Variable interest entities” in VI – Consolidated financial statements – Credit Suisse Group – Note 35 – Transfers of financial assets and variable interest entities in the Credit Suisse Annual Report 2021 for a detailed description of VIEs, CDO/CLOs, CP conduit or financial intermediation.
Collateralized debt and loan obligations
The Group engages in CDO/CLO transactions to meet client and investor needs, earn fees and sell financial assets and, in the case of CLOs, loans. The Group may act as underwriter, placement agent or asset manager and may warehouse assets prior to the closing of a transaction.
Commercial paper conduit
The Group acts as the administrator and provider of liquidity and credit enhancement facilities for Alpine Securitization Ltd (Alpine), a multi-seller asset-backed CP conduit used for client and Group financing purposes. Alpine discloses to CP investors certain portfolio and asset data and submits its portfolio to rating agencies for public ratings on its CP. This CP conduit purchases assets such as loans and receivables or enters into reverse repurchase agreements and finances such activities through the issuance of CP backed by these assets. In addition to CP, Alpine may also issue term notes with maturities up to 30 months. The Group (including Alpine) can enter into liquidity facilities with third-party entities pursuant to which it may be required to purchase assets from these entities to provide them with liquidity and credit support. The financing transactions are structured to provide credit support in the form of over-collateralization and other asset-specific enhancements. Alpine is a separate legal entity that is wholly owned by the Group. However, its assets are available to satisfy only the claims of its creditors. In addition, the Group, as administrator and liquidity facility provider, has significant exposure to and power over the activities of Alpine. Alpine is considered a VIE for accounting purposes and the Group is deemed the primary beneficiary and consolidates this entity.
The overall average maturity of Alpine’s outstanding CP was approximately 174 days as of the end of 2Q22. Alpine’s CP is rated A-1(sf) by Standard & Poor’s and P-1(sf) by Moody’s and had exposures mainly in reverse repurchase agreements with a Group entity, solar loans and leases, consumer loans and aircraft loans and leases.
The Group’s financial commitment to this CP conduit consists of obligations under liquidity agreements. The liquidity agreements are asset-specific arrangements, which require the Group to provide short-term financing to the CP conduit or to purchase assets from the CP conduit in certain circumstances, including, but not limited to, a lack of liquidity in the CP market such that the CP conduit cannot refinance its obligations or a default of an underlying asset. The asset-specific credit enhancements provided by the client seller of the assets remain unchanged as a result of such a purchase. In entering into such agreements, the Group reviews the credit risk associated with these transactions on the same basis that would apply to other extensions of credit.
The Group enters into liquidity facilities with CP conduits administrated and sponsored by third parties. These third-party CP conduits are considered to be VIEs for accounting purposes. The Group is not the primary beneficiary and does not consolidate these third-party CP conduits. The Group’s financial commitment to these third-party CP conduits consists of obligations under liquidity agreements. The liquidity agreements are asset-specific arrangements, which require the Group to provide short-term financing to the third-party CP conduits or to purchase assets from these CP conduits in certain circumstances, including, but not limited to, a lack of liquidity in the CP market such that the CP conduits cannot refinance their obligations or a default of an underlying asset. The asset-specific credit enhancements, if any, provided by the client seller of the assets remain unchanged as a result of such a purchase. In entering into such agreements, the Group reviews the credit risk associated with these transactions on the same basis that would apply to other extensions of credit. In some situations, the Group can enter into liquidity facilities with these third-party CP conduits through Alpine.
The Group’s economic risks associated with the Alpine CP conduit and the third-party CP conduits are included in the Group’s risk management framework including counterparty, economic risk capital and scenario analysis.
Financial intermediation
The Group has significant involvement with VIEs in its role as a financial intermediary on behalf of clients.
Financial intermediation consists of securitizations, funds, loans and other vehicles.
Consolidated VIEs
The Group has significant involvement with VIEs in its role as a financial intermediary on behalf of clients. The Group consolidates all VIEs related to financial intermediation for which it is the primary beneficiary.
The consolidated VIEs table provides the carrying amounts and classifications of the assets and liabilities of consolidated VIEs as of the end of 2Q22 and 4Q21.

Consolidated VIEs in which the Group was the primary beneficiary
			Financial intermediation
end of	CDO/ CLO	CP Conduit	Securi- tizations	Funds	Loans	Other	Total
2Q22 (CHF million)
Cash and due from banks	15	0	46	11	23	15	110
Trading assets	1	0	1,281	42	477	0	1,801
Other investments	0	0	0	69	685	141	895
Net loans	0	1,274	0	0	16	33	1,323
Other assets	250	29	886	49	113	682	2,009
of which loans held-for-sale	249	0	72	25	0	0	346
of which premises and equipment	0	0	0	0	26	0	26
Total assets of consolidated VIEs	266	1,303	2,213	171	1,314	871	6,138
Trading liabilities	3	0	0	0	10	0	13
Short-term borrowings	0	4,620	0	15	0	0	4,635
Long-term debt	34	0	1,750	0	0	41	1,825
Other liabilities	0	88	2	21	58	54	223
Total liabilities of consolidated VIEs	37	4,708	1,752	36	68	95	6,696
4Q21 (CHF million)
Cash and due from banks	0	1	42	25	27	13	108
Trading assets	0	0	1,158	54	610	0	1,822
Other investments	0	0	0	65	789	161	1,015
Net loans	0	1,022	317	0	28	33	1,400
Other assets	0	31	604	78	108	675	1,496
of which loans held-for-sale	0	0	50	23	0	1	74
of which premises and equipment	0	0	0	0	27	0	27
Total assets of consolidated VIEs	0	1,054	2,121	222	1,562	882	5,841
Trading liabilities	0	0	0	0	8	0	8
Short-term borrowings	0	4,337	0	15	0	0	4,352
Long-term debt	0	0	1,342	0	3	46	1,391
Other liabilities	0	67	1	20	60	83	231
Total liabilities of consolidated VIEs	0	4,404	1,343	35	71	129	5,982
Non-consolidated VIEs
The non-consolidated VIEs table provides the carrying amounts and classification of the assets of variable interests recorded in the Group’s consolidated balance sheets, maximum exposure to loss and total assets of the non-consolidated VIEs.
Certain VIEs have not been included in the following table, including VIEs structured by third parties in which the Group’s interest is in the form of securities held in the Group’s inventory, certain repurchase financings to funds and single-asset financing vehicles not sponsored by the Group to which the Group provides financing but has very little risk of loss due to over-collateralization and/or guarantees, failed sales where the Group does not have any other holdings and other entities out of scope.
> Refer to “Variable interest entities” in VI – Consolidated financial statements – Credit Suisse Group – Note 35 – Transfers of financial assets and variable interest entities in the Credit Suisse Annual Report 2021 for further information on non-consolidated VIEs.

Non-consolidated VIEs
				Financial intermediation
end of	CDO/ CLO	CP Conduit	[1]	Securi- tizations	Funds	Loans	Other	Total
2Q22 (CHF million)
Trading assets	228	0		4,399	777	7	2,095	7,506
Net loans	579	1,312		1,230	2,726	7,669	2,080	15,596
Other assets	6	0		104	148	5	797	1,060
Total variable interest assets	813	1,312		5,733	3,651	7,681	4,972	24,162
Maximum exposure to loss	1,087	8,012		7,632	3,651	11,290	5,484	37,156
Total assets of non-consolidated VIEs	10,819	16,536		153,117	129,284	38,092	19,379	367,227
4Q21 (CHF million)
Trading assets	257	0		4,526	932	13	5,494	11,222
Net loans	268	1,005		940	2,403	8,774	1,986	15,376
Other assets	6	0		22	112	0	628	768
Total variable interest assets	531	1,005		5,488	3,447	8,787	8,108	27,366
Maximum exposure to loss	774	7,625		8,036	3,447	13,068	8,637	41,587
Total assets of non-consolidated VIEs	10,266	14,948		108,942	103,179	36,428	24,945	298,708
1 Includes liquidity facilities provided to third-party CP conduits through Alpine.
31 Financial instruments
The disclosure of the Group’s financial instruments includes the following sections:
■ Concentration of credit risk;
■ Fair value measurement (including fair value hierarchy; level 3 reconciliation; transfers in and out of level 3; quantitative disclosures of valuation techniques; and qualitative discussion of significant unobservable inputs);
■ Fair value option; and
■ Financial instruments not carried at fair value.
Concentration of credit risk
Credit risk concentrations arise when a number of counterparties are engaged in similar business activities, are located in the same geographic region or when there are similar economic features that would cause their ability to meet contractual obligations to be similarly impacted by changes in economic conditions.
> Refer to “Note 36 – Financial instruments” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2021 for further information on the Group’s concentration of credit risk.
Fair value measurement
A significant portion of the Group’s financial instruments is carried at fair value. Deterioration of financial markets could significantly impact the fair value of these financial instruments and the results of operations.
> Refer to “Note 36 – Financial instruments” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2021 for further information on fair value measurement of financial instruments and the definition of the levels of the fair value hierarchy.
Qualitative disclosures of valuation techniques
Information on the valuation techniques and significant unobservable inputs of the various financial instruments and the section “Uncertainty of fair value measurements at the reporting date from the use of significant unobservable inputs” should be read in conjunction with the tables “Assets and liabilities measured at fair value on a recurring basis”, “Quantitative information about level 3 assets measured at fair value on a recurring basis” and “Quantitative information about level 3 liabilities measured at fair value on a recurring basis”.
> Refer to “Note 36 – Financial instruments” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2021 for further information on the Group’s valuation techniques.

Assets and liabilities measured at fair value on a recurring basis
end of 2Q22	Level 1	Level 2	Level 3	Netting impact	[1]	Assets measured at net asset value per share	[2]	Total
Assets (CHF million)
Cash and due from banks	0	165	0	–		–		165
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	35	82,357	0	–		–		82,392
Securities received as collateral	6,132	1,254	0	–		–		7,386
Trading assets	50,197	140,406	4,400	(94,491)		583		101,095
of which debt securities	13,814	42,184	1,005	–		27		57,030
of which foreign governments	13,504	10,598	91	–		–		24,193
of which corporates	34	10,213	299	–		27		10,573
of which RMBS	6	18,127	410	–		–		18,543
of which equity securities	23,000	880	275	–		556		24,711
of which derivatives	11,584	96,578	2,398	(94,491)		–		16,069
of which interest rate products	3,979	38,590	925	–		–		–
of which foreign exchange products	103	30,751	88	–		–		–
of which equity/index-related products	7,469	23,247	464	–		–		–
of which other derivatives	1	506	706	–		–		–
of which other trading assets	1,799	764	722	–		–		3,285
Investment securities	2	737	0	–		–		739
Other investments	0	20	3,575	–		392		3,987
of which other equity investments	0	20	2,876	–		321		3,217
of which life finance instruments	0	0	685	–		–		685
Loans	0	7,910	1,189	–		–		9,099
of which commercial and industrial loans	0	3,266	368	–		–		3,634
of which financial institutions	0	2,747	364	–		–		3,111
Other intangible assets (mortgage servicing rights)	0	35	255	–		–		290
Other assets	115	8,205	722	(426)		–		8,616
of which failed purchases	97	874	11	–		–		982
of which loans held-for-sale	0	6,551	566	–		–		7,117
Total assets at fair value	56,481	241,089	10,141	(94,917)		975		213,769
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 2Q22	Level 1	Level 2	Level 3	Netting impact	[1]	Liabilities measured at net asset value per share	[2]	Total
Liabilities (CHF million)
Due to banks	0	355	0	–		–		355
Customer deposits	0	3,008	299	–		–		3,307
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	14,145	0	–		–		14,145
Obligation to return securities received as collateral	6,132	1,254	0	–		–		7,386
Trading liabilities	22,375	102,907	2,456	(97,772)		1		29,967
of which short positions	9,430	4,530	54	–		1		14,015
of which debt securities	3,565	4,341	7	–		–		7,913
of which foreign governments	2,914	787	0	–		–		3,701
of which corporates	603	3,551	7	–		–		4,161
of which equity securities	5,865	189	47	–		1		6,102
of which derivatives	12,945	98,377	2,402	(97,772)		–		15,952
of which interest rate products	4,031	37,410	55	–		–		–
of which foreign exchange products	107	30,864	14	–		–		–
of which equity/index-related products	8,765	25,670	1,447	–		–		–
of which other derivatives	11	213	560	–		–		296
Short-term borrowings	0	9,333	716	–		–		10,049
Long-term debt	0	59,484	6,656	–		–		66,140
of which structured notes over one year and up to two years	0	12,668	320	–		–		12,988
of which structured notes over two years	0	24,431	4,383	–		–		28,814
of which other debt instruments over two years	0	3,141	1,826	–		–		4,967
of which high-trigger instruments	0	10,593	0	–		–		10,593
Other liabilities	207	3,906	495	(1,988)		–		2,620
Total liabilities at fair value	28,714	194,392	10,622	(99,760)		1		133,969
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 4Q21	Level 1	Level 2	Level 3	Netting impact	[1]	Assets measured at net asset value per share	[2]	Total
Assets (CHF million)
Cash and due from banks	0	308	0	–		–		308
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	68,623	0	–		–		68,623
Securities received as collateral	13,848	1,155	14	–		–		15,017
Trading assets	54,085	146,521	4,503	(94,633)		665		111,141
of which debt securities	12,191	40,700	1,225	–		82		54,198
of which foreign governments	11,996	11,377	35	–		–		23,408
of which corporates	72	8,958	478	–		82		9,590
of which RMBS	0	17,033	424	–		–		17,457
of which equity securities	34,282	1,486	195	–		583		36,546
of which derivatives	6,224	103,781	2,187	(94,633)		–		17,559
of which interest rate products	721	47,934	624	–		–		–
of which foreign exchange products	123	20,686	53	–		–		–
of which equity/index-related products	5,348	29,808	212	–		–		–
of which other derivatives	0	196	1,034	–		–		–
of which other trading assets	1,388	554	896	–		–		2,838
Investment securities	2	1,003	0	–		–		1,005
Other investments	0	23	3,666	–		405		4,094
of which other equity investments	0	23	2,863	–		351		3,237
of which life finance instruments	0	0	789	–		–		789
Loans	0	8,709	1,534	–		–		10,243
of which commercial and industrial loans	0	2,267	717	–		–		2,984
of which financial institutions	0	3,840	465	–		–		4,305
Other intangible assets (mortgage servicing rights)	0	57	167	–		–		224
Other assets	121	8,750	694	(381)		–		9,184
of which failed purchases	98	1,135	11	–		–		1,244
of which loans held-for-sale	0	6,818	562	–		–		7,380
Total assets at fair value	68,056	235,149	10,578	(95,014)		1,070		219,839
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 4Q21	Level 1	Level 2	Level 3	Netting impact	[1]	Liabilities measured at net asset value per share	[2]	Total
Liabilities (CHF million)
Due to banks	0	477	0	–		–		477
Customer deposits	0	3,306	394	–		–		3,700
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	13,213	0	–		–		13,213
Obligation to return securities received as collateral	13,848	1,155	14	–		–		15,017
Trading liabilities	19,419	105,828	2,809	(100,522)		1		27,535
of which short positions	11,689	4,974	25	–		1		16,689
of which debt securities	2,809	4,865	3	–		–		7,677
of which foreign governments	2,667	968	0	–		–		3,635
of which corporates	113	3,839	3	–		–		3,955
of which equity securities	8,880	109	22	–		1		9,012
of which derivatives	7,730	100,854	2,784	(100,522)		–		10,846
of which interest rate products	776	44,003	26	–		–		–
of which foreign exchange products	133	22,646	57	–		–		–
of which equity/index-related products	6,812	27,919	1,787	–		–		–
Short-term borrowings	0	9,658	1,032	–		–		10,690
Long-term debt	0	59,046	9,676	–		–		68,722
of which structured notes over one year and up to two years	0	11,036	1,464	–		–		12,500
of which structured notes over two years	0	24,168	6,318	–		–		30,486
of which other debt instruments over two years	0	3,223	1,854	–		–		5,077
of which high-trigger instruments	0	10,702	0	–		–		10,702
Other liabilities	348	2,031	518	(305)		–		2,592
Total liabilities at fair value	33,615	194,714	14,443	(100,827)		1		141,946
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Assets and liabilities measured at fair value on a recurring basis for level 3
								Trading revenues		Other revenues		Accumulated other comprehensive income
6M22	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers out	On all other	On transfers out	On all other	On transfers out	On all other	Foreign currency translation impact	Balance at end of period	Changes in unrealized gains/losses	[1]
Assets (CHF million)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	0	0	0	0	3	(3)	0	0	0	0	0	0	0	0	0
Securities received as collateral	14	0	0	0	(14)	0	0	0	0	0	0	0	0	0	0	0
Trading assets	4,503	907	(1,174)	3,539	(3,324)	580	(548)	36	(338)	0	(8)	0	0	227	4,400	477
of which debt securities	1,225	515	(733)	2,899	(2,571)	0	0	(106)	(313)	0	(8)	0	0	97	1,005	562
of which corporates	478	161	(385)	2,412	(2,048)	0	0	(106)	(276)	0	0	0	0	63	299	662
of which RMBS	424	77	(131)	243	(326)	0	0	4	100	0	0	0	0	19	410	28
of which derivatives	2,187	216	(326)	0	0	580	(409)	98	(31)	0	0	0	0	83	2,398	17
of which interest rate products	624	4	(6)	0	0	60	(28)	(1)	252	0	0	0	0	20	925	141
of which other derivatives	1,034	10	(5)	0	0	158	(154)	3	(381)	0	0	0	0	41	706	(373)
of which other trading assets	896	57	(45)	555	(727)	0	(139)	6	82	0	0	0	0	37	722	(112)
Other investments	3,666	71	0	51	(119)	0	0	0	(162)	0	(52)	0	0	120	3,575	(99)
of which other equity investments	2,863	71	0	37	(6)	0	0	0	(115)	0	(60)	0	0	86	2,876	(77)
of which life finance instruments	789	0	0	14	(105)	0	0	0	(47)	0	0	0	0	34	685	(22)
Loans	1,534	313	(317)	0	(20)	3	(369)	21	(64)	0	0	0	0	88	1,189	(97)
of which commercial and industrial loans	717	74	(300)	0	(8)	3	(123)	12	(46)	0	0	0	0	39	368	(54)
of which financial institutions	465	75	0	0	0	0	(219)	0	10	0	0	0	0	33	364	(17)
Other intangible assets (mortgage servicing rights)	167	102	0	0	0	0	0	0	(21)	0	0	0	0	7	255	(21)
Other assets	694	170	(114)	510	(512)	114	(199)	6	3	0	4	0	0	46	722	0
of which loans held-for-sale	562	153	(109)	493	(509)	113	(199)	14	9	0	0	0	0	39	566	2
Total assets at fair value	10,578	1,563	(1,605)	4,100	(3,989)	700	(1,119)	63	(582)	0	(56)	0	0	488	10,141	260
Liabilities (CHF million)
Customer deposits	394	0	0	0	0	0	(15)	0	(26)	0	0	0	(41)	(13)	299	(70)
Obligation to return securities received as collateral	14	0	0	0	(14)	0	0	0	0	0	0	0	0	0	0	0
Trading liabilities	2,809	856	(882)	18	(83)	502	(629)	37	(290)	0	0	0	0	118	2,456	(188)
of which derivatives	2,784	746	(870)	0	(61)	502	(629)	38	(228)	0	0	0	0	120	2,402	(180)
of which equity/index-related derivatives	1,787	611	(596)	0	0	279	(232)	(9)	(468)	0	0	0	0	75	1,447	(348)
of which other derivatives	540	7	(4)	0	(61)	89	(113)	3	73	0	0	0	0	26	560	(15)
Short-term borrowings	1,032	124	(522)	0	0	639	(500)	(43)	(58)	0	0	0	0	44	716	18
Long-term debt	9,676	1,259	(4,863)	0	0	4,531	(2,960)	(499)	(746)	0	0	(35)	(202)	495	6,656	(756)
of which structured notes over one year and up to two years	1,464	142	(1,392)	0	0	559	(338)	(102)	(76)	0	0	(1)	(1)	65	320	(34)
of which structured notes over two years	6,318	1,106	(3,441)	0	0	3,888	(2,595)	(416)	(586)	0	0	(34)	(201)	344	4,383	(740)
of which other debt instruments over two years	1,854	0	0	0	0	0	(26)	0	(84)	0	0	0	0	82	1,826	0
Other liabilities	518	41	(2)	8	(21)	58	(71)	(2)	(22)	1	(35)	0	0	22	495	16
Total liabilities at fair value	14,443	2,280	(6,269)	26	(118)	5,730	(4,175)	(507)	(1,142)	1	(35)	(35)	(243)	666	10,622	(980)
Net assets/(liabilities) at fair value	(3,865)	(717)	4,664	4,074	(3,871)	(5,030)	3,056	570	560	(1)	(21)	35	243	(178)	(481)	1,240
1
Changes in unrealized gains/(losses) on total assets at fair value and changes in unrealized (gains)/losses on total liabilities at fair value relating to assets and liabilities held at period end are included in net revenues or accumulated other comprehensive income. As of 6M22, changes in net unrealized gains/(losses) of CHF 1,044 million and CHF (77) million were recorded in trading revenues and other revenues, respectively, and changes in unrealized (gains)/losses of CHF 273 million were recorded in gains/(losses) on liabilities relating to credit risk in accumulated other comprehensive income/(loss).

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Assets and liabilities measured at fair value on a recurring basis for level 3 (continued)
								Trading revenues		Other revenues		Accumulated other comprehensive income
6M21	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers out	On all other	On transfers out	On all other	On transfers out	On all other	Foreign currency translation impact	Balance at end of period	Changes in unrealized gains/losses	[1]
Assets (CHF million)
Securities received as collateral	101	0	0	64	(86)	0	0	0	0	0	0	0	0	5	84	0
Trading assets	7,535	594	(1,635)	2,472	(2,976)	508	(1,119)	39	140	0	0	0	0	380	5,938	128
of which debt securities	2,253	296	(736)	1,859	(2,285)	0	0	(7)	138	0	0	0	0	137	1,655	103
of which corporates	1,270	137	(176)	1,403	(1,913)	0	0	(5)	95	0	0	0	0	78	889	99
of which derivatives	3,911	179	(856)	0	0	508	(1,033)	29	(30)	0	0	0	0	175	2,883	72
of which interest rate products	733	59	(81)	0	0	114	(59)	0	18	0	0	0	0	21	805	54
of which other derivatives	1,079	0	0	0	0	153	(157)	0	(55)	0	0	0	0	53	1,073	(60)
of which other trading assets	1,247	22	(32)	493	(617)	0	(86)	10	21	0	0	0	0	60	1,118	(47)
Other investments	3,054	3	(753)	20	(473)	0	0	0	(17)	0	318	0	0	79	2,231	43
of which other equity investments	2,132	0	(753)	3	(375)	0	0	0	(6)	0	318	0	0	34	1,353	52
of which life finance instruments	920	0	0	17	(94)	0	0	0	(11)	0	0	0	0	45	877	18
Loans	3,669	22	(533)	357	(73)	162	(946)	8	85	0	1	0	0	176	2,928	25
of which commercial and industrial loans	1,347	22	(12)	10	(31)	119	(184)	14	57	0	1	0	0	68	1,411	36
of which financial institutions	1,082	0	(222)	0	(42)	32	(296)	3	40	0	0	0	0	46	643	4
Other intangible assets (mortgage servicing rights)	180	0	0	22	0	0	0	0	0	0	(22)	0	0	9	189	(22)
Other assets	1,825	164	(451)	2,500	(2,176)	77	(573)	13	(42)	0	0	0	0	99	1,436	(76)
of which loans held-for-sale	1,576	164	(409)	2,469	(2,137)	77	(571)	11	19	0	0	0	0	88	1,287	(41)
Total assets at fair value	16,364	783	(3,372)	5,435	(5,784)	747	(2,638)	60	166	0	297	0	0	748	12,806	98
Liabilities (CHF million)
Customer deposits	448	0	0	0	0	0	0	0	(8)	0	0	0	(13)	5	432	10
Obligation to return securities received as collateral	101	0	0	64	(86)	0	0	0	0	0	0	0	0	5	84	0
Trading liabilities	4,246	584	(1,961)	80	(24)	710	(1,138)	152	169	0	0	0	0	217	3,035	779
of which derivatives	4,191	566	(1,961)	69	(4)	710	(1,138)	152	193	0	0	0	0	216	2,994	781
of which equity/index-related derivatives	2,010	427	(1,049)	0	0	350	(527)	151	265	0	0	0	0	111	1,738	529
Short-term borrowings	701	155	(207)	0	0	930	(608)	(1)	95	0	0	0	0	41	1,106	67
Long-term debt	7,268	2,715	(2,046)	0	0	4,401	(3,119)	62	(4)	0	4	(3)	(30)	425	9,673	210
of which structured notes over one year and up to two years	1,133	1,165	(732)	0	0	1,127	(771)	39	97	0	0	0	(1)	67	2,124	39
of which structured notes over two years	5,526	1,532	(1,287)	0	0	3,020	(2,227)	24	(109)	0	0	(2)	(29)	329	6,777	(59)
Other liabilities	1,271	7	(552)	24	(46)	59	(424)	8	(8)	107	38	0	0	51	535	2
Total liabilities at fair value	14,035	3,461	(4,766)	168	(156)	6,100	(5,289)	221	244	107	42	(3)	(43)	744	14,865	1,068
Net assets/(liabilities) at fair value	2,329	(2,678)	1,394	5,267	(5,628)	(5,353)	2,651	(161)	(78)	(107)	255	3	43	4	(2,059)	(970)
1
Changes in unrealized gains/(losses) on total assets at fair value and changes in unrealized (gains)/losses on total liabilities at fair value relating to assets and liabilities held at period end are included in net revenues or accumulated other comprehensive income. As of 6M21, changes in net unrealized gains/(losses) of CHF (1,011) million and CHF 25 million were recorded in trading revenues and other revenues, respectively, and changes in unrealized (gains)/losses of CHF 16 million were recorded in gains/(losses) on liabilities relating to credit risk in accumulated other comprehensive income/(loss).

130 / 131

Both observable and unobservable inputs may be used to determine the fair value of positions that have been classified within level 3. As a result, the unrealized gains and losses for assets and liabilities within level 3 presented in the tables above may include changes in fair value that were attributable to both observable and unobservable inputs.
The Group employs various economic hedging techniques in order to manage risks, including risks in level 3 positions. Such techniques may include the purchase or sale of financial instruments that are classified in levels 1 and/or 2. The realized and unrealized gains and losses for assets and liabilities in level 3 presented in the tables above do not reflect the related realized or unrealized gains and losses arising on economic hedging instruments classified in levels 1 and/or 2.
The Group typically uses nonfinancial assets measured at fair value on a recurring or nonrecurring basis in a manner that reflects their highest and best use.
Transfers in and out of level 3
Transfers into level 3 assets during 6M22 were CHF 1,563 million, primarily from trading assets and loans. These transfers were primarily in the GTS and securitized products businesses, due to limited observability of pricing data and reduced pricing information from external providers. Transfers out of level 3 assets during 6M22 were CHF 1,605 million, primarily in trading assets and loans. These transfers were mainly related to GTS and securitized products and prime services businesses, due to improved observability of pricing data and increased availability of pricing information from external providers.
Transfers into level 3 liabilities during 6M22 were CHF 2,280 million, primarily from long-term debt and trading liabilities. These transfers were primarily in structured notes over two years arising from a change in the observability of pricing data. Transfers out of level 3 liabilities of CHF 6,269 million in 6M22 were primarily from long-term debt. These transfers were primarily in structured notes over two years arising from a change in the observability of pricing data.
Transfers into level 3 assets during 2Q22 were CHF 879 million, primarily from trading assets and loans. These transfers were primarily in the GTS, securitized products and APAC Financing Group businesses, due to limited observability of pricing data and reduced pricing information from external providers. Transfers out of level 3 assets during 2Q22 were CHF 708 million, primarily in trading assets and loans. These transfers were mainly related to GTS and prime services businesses, due to improved observability of pricing data and increased availability of pricing information from external providers.
Transfer into level 3 liabilities during 2Q22 were CHF 1,237 million, primarily from long-term debt. These transfers were primarily in structured notes over two years arising from a change in the observability of pricing data. Transfers out of level 3 liabilities of CHF 2,714 million in 2Q22, primarily from long-term debt. These transfers were primarily in structured notes over two years arising from a change in the observability of pricing data.
Uncertainty of fair value measurements at the reporting date from the use of significant unobservable inputs
For level 3 assets with significant unobservable inputs of buyback probability, contingent probability, dividend yield, mortality rate, price, recovery rate, volatility or unadjusted net asset value (NAV), in general, an increase in the significant unobservable input would increase the fair value. For level 3 assets with significant unobservable inputs of correlation, credit spread, default rate, discount rate, fund gap risk, gap risk, market implied life expectancy (for life settlement and premium finance instruments), mean reversion, prepayment rate or tax swap rate, in general, an increase in the significant unobservable input would decrease the fair value.
For level 3 liabilities, in general, an increase in the related significant unobservable inputs would have an inverse impact on fair value. An increase in the significant unobservable inputs contingent probability, credit spread, discount rate, fund gap risk, gap risk, market implied life expectancy, mortality rate or price would increase the fair value. An increase in the significant unobservable inputs of buyback probability, correlation, dividend yield, mean reversion, prepayment rate, unadjusted NAV or volatility would decrease the fair value.
Interrelationships between significant unobservable inputs
Except as noted above, there are no material interrelationships between the significant unobservable inputs for the financial instruments. As the significant unobservable inputs move independently, generally an increase or decrease in one significant unobservable input will have no impact on the other significant unobservable inputs.
Quantitative disclosures of valuation techniques
The following tables provide the representative range of minimum and maximum values and the associated weighted averages of each significant unobservable input for level 3 assets and liabilities by the related valuation technique most significant to the related financial instrument.

Quantitative information about level 3 assets measured at fair value on a recurring basis
end of 2Q22	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Trading assets	4,400
of which debt securities	1,005
of which corporates	299
of which	164	Discounted cash flow	Credit spread, in bp		100	2,048	633
			Price, in %		0	102	46
			Recovery rate, in %		73	73	3
of which	62	Market comparable	Price, in %		0	102	41
of which	70	Price	Price, in %		30	100	94
			Price, in actuals		0	11,250	3,534
of which RMBS	410	Discounted cash flow	Discount rate, in %		4	28	12
of which derivatives	2,398
of which interest rate products	925
of which	2	Discounted cash flow	Volatility, in %		93	100	97
of which	907	Option model	Correlation, in %		(11)	100	35
			Mean reversion, in %	[3]	15	15	0
			Prepayment rate, in %		15	21	18
			Volatility, in %		(3)	0	0
of which other derivatives	706	Discounted cash flow	Market implied life expectancy, in years		2	14	6
			Mortality rate, in %		73	138	99
of which other trading assets	722
of which	478	Discounted cash flow	Market implied life expectancy, in years		3	13	7
			Tax swap rate, in %		30	30	30
of which	195	Market comparable	Price, in %		0	113	48
of which	48	Option model	Mortality rate, in %		0	70	6
Other investments	3,575
of which other equity investments	2,876
of which	941	Adjusted NAV	Price, in actuals		281	281	281
of which	36	Market comparable	Price, in actuals		0	85	19
of which	1,820	Price	Price, in actuals		1	771	26
of which life finance instruments	685	Discounted cash flow	Market implied life expectancy, in years		2	16	6
Loans	1,189
of which commercial and industrial loans	368
of which	199	Discounted cash flow	Credit spread, in bp		451	8,199	1,344
of which	165	Price	Price, in %		10	100	51
of which financial institutions	364
of which	250	Discounted cash flow	Credit spread, in bp		314	8,086	1,283
of which	113	Price	Price, in %		13	68	58
Other assets	722
of which loans held-for-sale	566
of which	301	Discounted cash flow	Credit spread, in bp		355	1,032	375
			Recovery rate, in %		54	54	8
of which	234	Market comparable	Price, in %		0	145	70
of which	20	Price	Price, in %		0	80	57
1 Weighted average is calculated based on the fair value of the instruments.
2 Risk of unexpected large declines in the underlying values occurring between collateral settlement dates.
3 Management's best estimate of the speed at which interest rates will revert to the long-term average.

Quantitative information about level 3 assets measured at fair value on a recurring basis (continued)
end of 4Q21	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Trading assets	4,503
of which debt securities	1,225
of which corporates	478
of which	124	Discounted cash flow	Credit spread, in bp		50	1,290	701
			Price, in %		0	100	47
			Recovery rate, in %		39	39	1
of which	107	Market comparable	Price, in %		0	110	63
of which	55	Option model	Correlation, in %		(50)	100	68
			Fund gap risk, in %	[2]	0	3	1
			Volatility, in %		0	163	17
of which	69	Price	Price, in %		35	120	92
of which	145	Vendor price	Price, in actuals		0	123	79
of which RMBS	424	Discounted cash flow	Discount rate, in %		1	29	13
of which derivatives	2,187
of which interest rate products	624
of which	6	Discounted cash flow	Funding spread, in bp		109	166	127
			Volatility, in %		0	100	97
of which	612	Option model	Correlation, in %		(4)	100	9
			Mean reversion, in %		(55)	(8)	0
			Prepayment rate, in %		0	21	17
			Volatility, in %		(3)	1	0
of which other derivatives	1,034	Discounted cash flow	Market implied life expectancy, in years		2	14	6
			Mortality rate, in %		73	138	99
of which other trading assets	896
of which	611	Discounted cash flow	Market implied life expectancy, in years		3	14	7
			Tax swap rate, in %		30	30	30
of which	189	Market comparable	Price, in %		0	130	34
of which	93	Option model	Mortality rate, in %		0	70	6
Other investments	3,666
of which other equity investments	2,863
of which	929	Adjusted NAV	Price, in actuals		287	287	287
of which	1,919	Price	Price, in actuals		1	1,292	54
of which life finance instruments	789	Discounted cash flow	Market implied life expectancy, in years		2	16	6
Loans	1,534
of which commercial and industrial loans	717
of which	474	Discounted cash flow	Credit spread, in bp		184	3,325	809
of which	6	Market comparable	Price, in %		19	19	19
of which	209	Price	Price, in %		0	100	50
of which financial institutions	465
of which	327	Discounted cash flow	Credit spread, in bp		0	3,212	921
of which	158	Price	Price, in %		14	76	31
Other assets	694
of which loans held-for-sale	562
of which	281	Discounted cash flow	Credit spread, in bp		0	563	314
of which	254	Market comparable	Price, in %		0	139	67
of which	16	Price	Price, in %		0	75	54
1 Weighted average is calculated based on the fair value of the instruments.
2 Risk of unexpected large declines in the underlying values occurring between collateral settlement dates.

Quantitative information about level 3 liabilities measured at fair value on a recurring basis
end of 2Q22	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Trading liabilities	2,456
of which derivatives	2,402
of which equity/index-related derivatives	1,447
of which	1,393	Option model	Buyback probability, in %	[2]	50	100	72
			Correlation, in %		(50)	100	68
			Dividend yield, in %		0	15	4
			Unadjusted NAV, in actuals		89	416	328
			Volatility, in %		(1)	185	32
Short-term borrowings	716
of which	142	Discounted cash flow	Credit spread, in bp		4	284	3
of which	475	Option model	Correlation, in %		(50)	100	71
			Credit spread, in bp		(13)	237	216
			Fund gap risk, in %	[3]	0	2	1
			Gap risk, in %	[3]	0	4	1
			Volatility, in %		6	185	35
of which	7	Price	Price, in %		19	120	52
Long-term debt	6,656
of which structured notes over two years	4,383
of which	421	Discounted cash flow	Credit spread, in bp		9	1,677	99
of which	3,901	Option model	Buyback probability, in %	[2]	50	100	72
			Correlation, in %		(50)	100	71
			Credit spread, in bp		(13)	237	216
			Fund gap risk, in %	[3]	0	2	1
			Mean reversion, in %	[4]	15	15	7
			Unadjusted NAV, in actuals		89	416	328
			Volatility, in %		0	185	26
of which	9	Price	Price, in %		25	25	25
of which other debt instruments over two years	1,826
of which	364	Option model	Buyback probability, in %	[2]	50	100	72
			Correlation, in %		16	30	24
			Price, in actuals		9	9	9
of which	1,461	Price	Price, in actuals		9	9	9
1 Weighted average is calculated based on the fair value of the instruments.
2 Estimate of probability of structured notes being put back to the Group at the option of the investor over the remaining life of the financial instruments.
3 Risk of unexpected large declines in the underlying values occurring between collateral settlement dates.
4 Management's best estimate of the speed at which interest rates will revert to the long-term average.

Quantitative information about level 3 liabilities measured at fair value on a recurring basis (continued)
end of 4Q21	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Trading liabilities	2,809
of which derivatives	2,784
of which equity/index-related derivatives	1,787
of which	1,696	Option model	Buyback probability, in %	[2]	50	100	72
			Correlation, in %		(50)	100	67
			Dividend yield, in %		0	7	4
			Unadjusted NAV, in actuals		101	440	358
			Volatility, in %		(1)	163	17
of which	63	Price	Price, in actuals		0	849	2
Short-term borrowings	1,032
of which	24	Discounted cash flow	Credit spread, in bp		0	181	51
of which	905	Option model	Buyback probability, in %	[2]	50	100	72
			Correlation, in %		(50)	100	70
			Fund gap risk, in %	[3]	0	3	1
			Gap risk, in %	[3]	0	3	1
			Unadjusted NAV, in actuals		101	440	358
			Volatility, in %		0	163	16
of which	73	Price	Price, in %		34	120	94
Long-term debt	9,676
of which structured notes over one year and up to two years	1,464	Option model	Buyback probability, in %	[2]	50	100	72
			Correlation, in %		(50)	100	69
			Fund gap risk, in %	[3]	0	3	1
			Gap risk, in %	[3]	0	3	1
			Unadjusted NAV, in actuals		101	440	358
			Volatility, in %		0	163	16
of which structured notes over two years	6,318
of which	474	Discounted cash flow	Credit spread, in bp		8	702	72
of which	5,813	Option model	Buyback probability, in %	[2]	50	100	72
			Correlation, in %		(50)	100	75
			Credit spread, in bp		3	92	75
			Fund gap risk, in %	[3]	0	3	1
			Unadjusted NAV, in actuals		101	440	358
			Volatility, in %		0	163	19
of which	9	Price	Price, in %		26	26	26
of which other debt instruments over two years	1,854
of which	382	Option model	Buyback probability, in %	[2]	50	100	72
			Correlation, in %		16	30	24
			Price, in actuals		9	9	9
of which	1,472	Price	Price, in actuals		9	35	9
1 Weighted average is calculated based on the fair value of the instruments.
2 Estimate of probability of structured notes being put back to the Group at the option of the investor over the remaining life of the financial instruments.
3 Risk of unexpected large declines in the underlying values occurring between collateral settlement dates.

Qualitative discussion of the ranges of significant unobservable inputs
The level of aggregation and diversity within the financial instruments disclosed in the tables above results in certain ranges of significant inputs being wide and unevenly distributed across asset and liability categories.
> Refer to “Note 36 – Financial instruments” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2021 for further information on the Group’s qualitative discussion of the ranges of signification unobservable inputs.
Investment funds measured at net asset value per share
Certain investment funds are measured at net asset value per share.
> Refer to “Note 36 – Financial instruments” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2021 for further information on investment funds measured at net asset value per share.
Assets and liabilities measured at fair value on a nonrecurring basis
Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, they are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances.
> Refer to “Note 36 – Financial instruments” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2021 for further information on assets and liabilities measured at fair value on a nonrecurring basis.
Fair value option
The Group has availed itself of the simplification in accounting offered under the fair value option. This has been accomplished generally by electing the fair value option, both at initial adoption and for subsequent transactions, on items impacted by the hedge accounting requirements of US GAAP. For instruments for which hedge accounting could not be achieved but for which the Group is economically hedged, the Group has generally elected the fair value option. Where the Group manages an activity on a fair value basis but previously has been unable to achieve fair value accounting, the Group has generally utilized the fair value option to align its financial accounting to its risk management reporting.
> Refer to “Note 36 – Financial instruments” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2021 for further information on the Group’s election of the fair value option.
Difference between the aggregate fair value and unpaid principal balances of fair value option-elected financial instruments
	2Q22			4Q21
end of	Aggregate fair value	Aggregate unpaid principal	Difference	Aggregate fair value	Aggregate unpaid principal	Difference
Financial instruments (CHF million)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	82,392	82,250	142	68,623	68,565	58
Loans	9,099	10,065	(966)	10,243	11,035	(792)
Other assets [1]	8,099	10,456	(2,357)	8,624	10,777	(2,153)
Due to banks and customer deposits	(344)	(424)	80	(493)	(442)	(51)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(14,145)	(14,153)	8	(13,213)	(13,212)	(1)
Short-term borrowings	(10,049)	(10,199)	150	(10,690)	(10,996)	306
Long-term debt [2]	(66,140)	(77,962)	11,822	(68,722)	(71,833)	3,111
Other liabilities	(1,253)	(1,498)	245	(1,170)	(1,403)	233

Non-performing and non-interest-earning loans [3]	749	2,885	(2,136)	843	2,657	(1,814)
1 Primarily loans held-for-sale.
2
Long-term debt includes both principal-protected and non-principal protected instruments. For non-principal-protected instruments, the original notional amount has been reported in the aggregate unpaid principal.

3 Included in loans or other assets.

Gains and losses on financial instruments

	6M22		6M21
in	Net gains/ (losses)		Net gains/ (losses)
Financial instruments (CHF million)
Interest-bearing deposits with banks	5	[1]	18	[1]
of which related to credit risk	(6)		8
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	412	[1]	306	[1]
Other investments	(11)	[2]	293	[3]
of which related to credit risk	(3)		0
Loans	(24)	[2]	277	[1]
of which related to credit risk	(224)		59
Other assets	183	[1]	405	[1]
of which related to credit risk	(85)		173
Due to banks and customer deposits	(43)	[2]	(37)	[2]
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(32)	[1]	(29)	[1]
Short-term borrowings	1,069	[2]	(406)	[2]
of which related to credit risk	1		(1)
Long-term debt	6,115	[2]	(3,802)	[2]
of which related to credit risk	1		0
Other liabilities	(66)	[2]	120	[3]
of which related to credit risk	(158)		67
1 Primarily recognized in net interest income.
2 Primarily recognized in trading revenues.
3 Primarily recognized in other revenues.
Gains and losses attributable to changes in instrument-specific credit risk on fair value option elected liabilities
The following table provides additional information regarding the gains and losses attributable to changes in instrument-specific credit risk on fair value option elected liabilities, which have been recorded in AOCI. The table includes both the amount of change during the period and the cumulative amount that were attributable to the changes in instrument-specific credit risk. In addition, the table includes the gains and losses related to instrument-specific credit risk, which were previously recorded in AOCI but have been transferred to net income during the period.
Gains/(losses) attributable to changes in instrument-specific credit risk
	Gains/(losses) recorded into AOCI			[1]	Gains/(losses) recorded in AOCI transferred to net income		[1]
in	2Q22	Cumulative	2Q21		2Q22	2Q21
Financial instruments (CHF million)
Customer deposits	27	(18)	(1)		0	0
Short-term borrowings	(1)	(46)	3		0	0
Long-term debt	2,934	1,935	(518)		6	31
of which treasury debt over two years	1,601	1,201	(523)		0	0
of which structured notes over two years	1,080	397	(9)		6	31
Total	2,960	1,871	(516)		6	31
1 Amounts are reflected gross of tax.

Financial instruments not carried at fair value
The following table provides the carrying value and fair value of financial instruments which are not carried at fair value in the consolidated balance sheet. The disclosure excludes all non-financial instruments, such as lease transactions, real estate, premises and equipment, equity method investments and pension and benefit obligations.
Carrying value and fair value of financial instruments not carried at fair value
	Carrying value	Fair value
end of		Level 1	Level 2	Level 3	Total
2Q22 (CHF million)
Financial assets
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	21,764	0	21,764	0	21,764
Loans	272,679	0	259,081	13,490	272,571
Other financial assets [1]	176,550	158,919	17,298	352	176,569
Financial liabilities
Due to banks and customer deposits	409,439	231,966	177,404	0	409,370
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	7,423	0	7,423	0	7,423
Short-term borrowings	10,096	0	10,089	0	10,089
Long-term debt	91,870	0	87,000	1,697	88,697
Other financial liabilities [2]	12,096	0	11,716	384	12,100
4Q21 (CHF million)
Financial assets
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	35,283	0	35,283	0	35,283
Loans	277,766	0	272,527	13,722	286,249
Other financial assets [1]	180,024	164,097	15,469	503	180,069
Financial liabilities
Due to banks and customer deposits	407,607	243,324	164,289	0	407,613
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	22,061	0	22,061	0	22,061
Short-term borrowings	8,703	0	8,702	0	8,702
Long-term debt	98,174	0	98,841	1,716	100,557
Other financial liabilities [2]	12,460	1	12,021	443	12,465
1
Primarily includes cash and due from banks, interest-bearing deposits with banks, loans held-for-sale, cash collateral on derivative instruments, interest and fee receivables and non-marketable equity securities.

2 Primarily includes cash collateral on derivative instruments and interest and fee payables.

32 Assets pledged and collateral
The Group pledges assets mainly for repurchase agreements and other securities financing. Certain pledged assets may be encumbered, meaning they have the right to be sold or repledged. The encumbered assets are disclosed on the consolidated balance sheet.
Assets pledged
end of	2Q22	4Q21
CHF million
Total assets pledged or assigned as collateral	75,638	88,721
of which encumbered	34,424	39,105
Collateral
The Group receives cash and securities in connection with resale agreements, securities borrowing and loans, derivative transactions and margined broker loans. A significant portion of the collateral and securities received by the Group was sold or repledged in connection with repurchase agreements, securities sold not yet purchased, securities borrowings and loans, pledges to clearing organizations, segregation requirements under securities laws and regulations, derivative transactions and bank loans.
Collateral
end of	2Q22	4Q21
CHF million
Fair value of collateral received with the right to sell or repledge	245,276	289,898
of which sold or repledged	101,330	144,747

33 Litigation
The Group is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. The Group’s material proceedings, related provisions and estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions are described in Note 40 – Litigation in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2021 and updated in subsequent quarterly reports (including those discussed below). Some of these proceedings have been brought on behalf of various classes of claimants and seek damages of material and/or indeterminate amounts.
The Group accrues loss contingency litigation provisions and takes a charge to income in connection with certain proceedings when losses, additional losses or ranges of loss are probable and reasonably estimable. The Group also accrues litigation provisions for the estimated fees and expenses of external lawyers and other service providers in relation to such proceedings, including in cases for which it has not accrued a loss contingency provision. The Group accrues these fee and expense litigation provisions and takes a charge to income in connection therewith when such fees and expenses are probable and reasonably estimable. The Group reviews its legal proceedings each quarter to determine the adequacy of its litigation provisions and may increase or release provisions based on management’s judgment and the advice of counsel. This review includes consideration of management’s strategy for resolution of matters through settlement or trial, as well as changes in such strategy. The establishment of additional provisions or releases of litigation provisions may be necessary in the future as developments in such proceedings warrant.
The specific matters described include (a) proceedings where the Group has accrued a loss contingency provision, given that it is probable that a loss may be incurred and such loss is reasonably estimable; and (b) proceedings where the Group has not accrued such a loss contingency provision for various reasons, including, but not limited to, the fact that any related losses are not reasonably estimable. The description of certain of the matters includes a statement that the Group has established a loss contingency provision and discloses the amount of such provision; for the other matters no such statement is made. With respect to the matters for which no such statement is made, either (a) the Group has not established a loss contingency provision, in which case the matter is treated as a contingent liability under the applicable accounting standard, or (b) the Group has established such a provision but believes that disclosure of that fact would violate confidentiality obligations to which the Group is subject or otherwise compromise attorney-client privilege, work product protection or other protections against disclosure or compromise the Group’s management of the matter. The future outflow of funds in respect of any matter for which the Group has accrued loss contingency provisions cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that is reflected on the Group’s balance sheet.
It is inherently difficult to determine whether a loss is probable or even reasonably possible or to estimate the amount of any loss or loss range for many of the Group’s legal proceedings. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including, but not limited to, the type and nature of the proceeding, the progress of the matter, the advice of counsel, the Group’s defenses and its experience in similar matters, as well as its assessment of matters, including settlements, involving other defendants in similar or related cases or proceedings. Factual and legal determinations, many of which are complex, must be made before a loss, additional losses or ranges of loss can be reasonably estimated for any proceeding.
Most matters pending against the Group seek damages of an indeterminate amount. While certain matters specify the damages claimed, such claimed amount may not represent the Group’s reasonably possible losses. For certain of the proceedings discussed the Group has disclosed the amount of damages claimed and certain other quantifiable information that is publicly available.
The Group’s aggregate litigation provisions include estimates of losses, additional losses or ranges of loss for proceedings for which such losses are probable and can be reasonably estimated. The Group does not believe that it can estimate an aggregate range of reasonably possible losses for certain of its proceedings because of their complexity, the novelty of some of the claims, the early stage of the proceedings, the limited amount of discovery that has occurred and/or other factors. The Group’s estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions for the proceedings discussed in Note 40 referenced above and updated in quarterly reports (including below) for which the Group believes an estimate is possible is zero to CHF 1.6 billion.
In 2Q22, the Group recorded net litigation provisions of CHF 497 million. After taking into account its litigation provisions, the Group believes, based on currently available information and advice of counsel, that the results of its legal proceedings, in the aggregate, will not have a material adverse effect on the Group’s financial condition. However, in light of the inherent uncertainties of such proceedings, including those brought by regulators or other governmental authorities, the ultimate cost to the Group of resolving such proceedings may exceed current litigation provisions and any excess may be material to its operating results for any particular period, depending, in part, upon the operating results for such period.

Mortgage-related matters
Civil litigation
The amounts disclosed below do not reflect actual realized plaintiff losses to date or anticipated future litigation exposure. Rather, unless otherwise stated, these amounts reflect the original unpaid principal balance amounts as alleged in these actions and do not include any reduction in principal amounts since issuance.
Individual investor actions
On June 28, 2022, in an action brought by the Federal Deposit Insurance Corporation, as receiver for Colonial Bank, in the US District Court for the Southern District of New York (SDNY), in which claims against Credit Suisse Securities (USA) LLC (CSS LLC) related to approximately USD 92 million of residential mortgage-backed securities at issue, the parties executed an agreement to settle and dismiss all claims against CSS LLC.
Rates-related matters
Civil litigation
USD LIBOR litigation
On July 26, 2022, in the non-stayed putative class action brought on behalf of those who lent at rates tied to LIBOR, the SDNY entered an order granting final approval to the parties' agreement to settle all claims.
CHF LIBOR litigation
On July 13, 2022, in the civil putative class action lawsuit filed in the SDNY alleging manipulation of Swiss franc LIBOR to benefit defendants’ trading positions, the parties entered into an agreement to settle all claims. The settlement remains subject to court approval.
SIBOR/SOR litigation
On April 22, 2022, in the putative class action brought in the SDNY alleging manipulation of the Singapore Interbank Offered Rate and Singapore Swap Offer Rate to benefit defendants' trading positions, the parties entered into an agreement to settle all claims. On June 9, 2022, the court entered an order granting preliminary approval to the parties’ agreement to settle all claims. The settlement remains subject to final court approval.
Foreign exchange litigation
On April 4, 2022, in the consolidated putative class action brought in Israel which makes allegations similar to the consolidated putative class action filed in the SDNY alleging manipulation of foreign exchange rates, the parties entered into an agreement to settle all claims. The settlement remains subject to court approval.
On July 27, 2022, in the civil action brought in the SDNY on November 13, 2018 based on the same alleged conduct as the consolidated putative class action filed in the SDNY, the parties entered into an agreement to settle all claims.
Bank Bill Swap litigation
On May 11, 2022, in the putative class action brought in the SDNY alleging manipulation of the Australian Bank Bill Swap reference rate, the court entered an order granting preliminary approval to the parties' agreement to settle all claims. The settlement remains subject to final court approval.
Customer account matters
In the civil lawsuit brought against Credit Suisse Life (Bermuda) Ltd. in Bermuda, on May 6, 2022, the Supreme Court of Bermuda issued an order awarding damages of USD 607.35 million to the plaintiff. On May 9, 2022, Credit Suisse Life (Bermuda) Ltd. appealed the decision to the Bermuda Court of Appeal. On July 25, 2022, the Supreme Court of Bermuda granted a stay of execution of its judgment pending appeal on the condition that damages awarded are paid into an escrow account within 42 days.
On May 27, 2022, in the civil lawsuit brought against Credit Suisse Trust Limited, the Singapore International Commercial Court granted in part and denied in part plaintiff’s application filed on March 30, 2022 to amend its statement of claim, allowing amendments that, among other things, introduce new allegations about Credit Suisse Trust Limited’s awareness of the former Credit Suisse AG employee’s wrongdoing and that certain employees of Credit Suisse AG and/or other Credit Suisse entities allegedly acted on behalf of Credit Suisse Trust Limited in relation to the administration of the trust. On July 1, 2022, Credit Suisse Trust Limited appealed the court’s decision with respect to the allowed amendments.
Mozambique matter
Under the terms of the October 2021 resolution with the US Department of Justice (DOJ), Credit Suisse is required to pay restitution to any eligible investors in the 2016 Eurobonds issued by the Republic of Mozambique. At a July 22, 2022 hearing, the US District Court for the Eastern District of New York approved the joint restitution proposal of the DOJ and Credit Suisse, under which Credit Suisse will pay USD 22.6 million in restitution to eligible investors. At the hearing, Credit Suisse was also ordered to pay the USD 175.6 million net penalty set out in the October 2021 Deferred Prosecution Agreement and Plea Agreement entered into with the DOJ by Credit Suisse Group AG and Credit Suisse Securities (Europe) Ltd., respectively.
Pursuant to the decree entered by FINMA announcing the conclusion of its enforcement proceeding, FINMA had ordered the bank to remediate all deficiencies identified by June 30, 2022 and has appointed an independent third party to review the implementation and effectiveness of these measures. Credit Suisse completed implementation of the majority of the measures required under the FINMA decree by June 30, 2022 and FINMA approved a three-month extension, until September 30, 2022, for three ongoing control enhancement projects.

In the ongoing civil litigation brought by the Republic of Mozambique in English High Court against certain Credit Suisse entities, three former employees, and several other unrelated entities, the Republic of Mozambique is preparing to file an updated Particulars of Claim addressing Credit Suisse’s October 2021 resolutions with various regulatory and enforcement authorities, and framing its claim for consequential damages.
ETN-related litigation
On July 1, 2022, in the consolidated action in the SDNY brought by a putative class of purchasers of VelocityShares Daily Inverse VIX Short Term Exchange Traded Notes linked to the S&P 500 VIX Short-Term Futures Index due December 4, 2030, plaintiffs filed a motion for class certification.
On July 11, 2022, in the putative class action in the SDNY brought on behalf of a putative class of short sellers of VelocityShares 3x Inverse Natural Gas Exchange Traded Notes linked to the S&P GSCI Natural Gas Index ER due February 9, 2032, Credit Suisse AG filed a motion to dismiss.
Bulgarian former clients matter
On June 27, 2022, Credit Suisse AG was convicted in the Swiss Federal Criminal Court of certain historical organizational inadequacies in its anti-money laundering framework and ordered to pay a fine of CHF 2 million. In addition, the court seized certain client assets in the amount of approximately CHF 12 million and ordered Credit Suisse AG to pay a compensatory claim in the amount of approximately CHF 19 million. On July 5, 2022, Credit Suisse AG appealed the decision to the Swiss Federal Court of Appeals.
Communications recordkeeping matter
The US Securities and Exchange Commission (SEC) and the US Commodity Futures Trading Commission (CFTC) are conducting investigations of Credit Suisse concerning compliance with records preservation requirements relating to business communications sent over unapproved electronic messaging channels. Credit Suisse is cooperating with the investigations. The SEC and CFTC have stated that they are conducting similar investigations of record preservation practices at multiple financial institutions.

List of abbreviations
A
ABS	Asset-backed securities
ADS	American Depositary Share
AOCI	Accumulated other comprehensive income/(loss)
ASC	Accounting Standards Codification
ASU	Accounting Standards Update
B
BCBS	Basel Committee on Banking Supervision
BIS	Bank for International Settlements
Board	Board of Directors
BoE	Bank of England
BoJ	Bank of Japan
bp	Basis point
C
CCA	Contingent Capital Awards
CDO	Collateralized debt obligation
CECL	Current expected credit loss
CEO	Chief Executive Officer
CET1	Common equity tier 1
CLO	Collateralized loan obligations
CMBS	Commercial mortgage-backed securities
CP	Commercial paper
CPR	Constant prepayment rate
CSAM	Credit Suisse Asset Management (Schweiz) AG
E
ECB	European Central Bank
EMEA	Europe, Middle East and Africa
ESG	Environmental, Social and Governance
EU	European Union
F
FASB	Financial Accounting Standards Board
Fed	US Federal Reserve
FINMA	Swiss Financial Market Supervisory Authority FINMA
G
GAAP	Generally accepted accounting principles
GDP	Gross domestic product
GTS	Global Trading Solutions
H
HNW	High-net-worth
HQLA	High-quality liquid assets
I
IPO	Initial public offering
ISDA	International Swaps and Derivatives Association
IT	Information technology
L
LCR	Liquidity coverage ratio
LIBOR	London Interbank Offered Rate
M
M&A	Mergers and acquisitions
MEF	Macroeconomic factor
N
NAV	Net asset value
NOL	Net operating losses
NRV	Negative replacement value
NSFR	Net stable funding ratio
O
OTC	Over-the-counter
P
PRV	Positive replacement value
PSA	Prepayment speed assumption
Q
QoQ	Quarter on quarter
R
RMBS	Residential mortgage-backed securities
RWA	Risk-weighted assets
S
SCFF	Supply chain finance funds
SEC	US Securities and Exchange Commission
SEI	Significant economic interest
SIX	SIX Swiss Exchange
SNB	Swiss National Bank
SPE	Special purpose entity
T
TLAC	Total loss-absorbing capacity
TRS	Total return swap
U
UHNW	Ultra-high-net-worth
UK	United Kingdom
US	United States of America
US GAAP	US generally accepted accounting principles
V
VaR	Value-at-risk
VDAX	Deutsche Börse AG DAX Volatility Index
VIE	Variable interest entity
VIX	Chicago Board Options Exchange Market Volatility Index
Y
YoY	Year on year
Ytd	Year to date

Investor information
Foreign currency translation rates
	End of				Average in			Average in
	2Q22	1Q22	4Q21	2Q21	2Q22	1Q22	2Q21	6M22	6M21
1 USD / CHF	0.96	0.92	0.91	0.93	0.96	0.92	0.91	0.94	0.91
1 EUR / CHF	1.00	1.02	1.03	1.10	1.02	1.03	1.10	1.03	1.10
1 GBP / CHF	1.16	1.21	1.24	1.28	1.20	1.24	1.28	1.22	1.26
100 JPY / CHF	0.70	0.76	0.79	0.84	0.74	0.79	0.83	0.77	0.84
Share data
in / end of	6M22		2021	2020	2019
Share price (common shares, CHF)
Average	7.32		10.09	9.96	12.11
Minimum	5.42		8.43	6.42	10.59
Maximum	9.44		13.24	13.27	13.54
End of period	5.42		8.872	11.40	13.105
Share price (American Depositary Shares, USD)
Average	7.75		11.02	10.55	12.15
Minimum	5.64		9.14	6.48	10.74
Maximum	10.40		14.55	13.61	13.63
End of period	5.67		9.64	12.80	13.45
Market capitalization (CHF million)
Market capitalization	14,231	[1]	23,295	27,904	32,451
Dividend per share (CHF)
Dividend per share [2]	–		0.10	0.10	0.2776
1 Excludes shares held as part of the share repurchase programs.
2 Fifty percent paid out of capital contribution reserves and fifty percent paid out of retained earnings.
Ticker symbols / stock exchange listings
	Common shares	ADS	[1]
Ticker symbols
SIX Financial Information	CSGN	–
New York Stock Exchange	–	CS
Bloomberg	CSGN SW	CS US
Reuters	CSGN.S	CS.N
Stock exchange listings
Swiss security number	1213853	570660
ISIN number	CH0012138530	US2254011081
CUSIP number	–	225 401 108
1 One American Depositary Share (ADS) represents one common share.
Credit ratings and outlook
as of July 28, 2022	Short-term debt	Long-term debt	Outlook
Credit Suisse Group AG
Moody's	–	Baa1	Negative
Standard & Poor's	–	BBB	Stable
Fitch Ratings	F2	BBB+	Stable
Rating and Investment Information	–	A+	Stable
Credit Suisse AG
Moody's	P-1	A1	Negative
Standard & Poor's	A-1	A	Stable
Fitch Ratings	F1	A-	Stable

Financial calendar and contacts
Financial calendar
Third quarter results 2022	Thursday, October 27, 2022
Fourth quarter results 2022	Thursday, February 9, 2023

Investor relations
Phone	+41 44 333 71 49
E-mail	investor.relations@credit-suisse.com
Internet	credit-suisse.com/investors

Media relations
Phone	+41 844 33 88 44
E-mail	media.relations@credit-suisse.com
Internet	credit-suisse.com/news

Financial information and printed copies
Annual reports	credit-suisse.com/annualreporting
Interim reports	credit-suisse.com/interimreporting
US share register and transfer agent
ADS depositary bank	The Bank of New York Mellon
Shareholder correspondence address	BNY Mellon Shareowner Services
P.O. Box 505000
Louisville, KY 40233-5000
Overnight correspondence address	BNY Mellon Shareowner Services
462 South 4th Street, Suite 1600
Louisville, KY 40202
US and Canada phone	+1 866 886 0788
Phone from outside US and Canada	+1 201 680 6825
E-mail	shrrelations@cpushareownerservices.com
Swiss share register and transfer agent
Address	Credit Suisse Group AG
Share Register
ROXS
8070 Zurich, Switzerland
Phone	+41 44 332 02 02
E-mail	share.register@credit-suisse.com
Credit Suisse Annual Reporting Suite
Our 2021 annual publication suite consisting of Annual Report and Sustainability Report is available on our website credit-suisse.com/annualreporting.
Production: Management Digital Data AG
Printer: Neidhart + Schön Print AG

Cautionary statement regarding forward-looking information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
■ our plans, targets or goals;
■ our future economic performance or prospects;
■ the potential effect on our future performance of certain contingencies; and
■ assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to:
■ the ability to maintain sufficient liquidity and access capital markets;
■ market volatility, increases in inflation and interest rate fluctuations or developments affecting interest rate levels;
■ the ongoing significant negative consequences, including reputational harm, of the Archegos and supply chain finance funds matters, as well as other recent events, and our ability to successfully resolve these matters;
■ our ability to improve our risk management procedures and policies and hedging strategies;
■ the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular, but not limited to, the risk of negative impacts of COVID-19 on the global economy and financial markets, Russia’s invasion of Ukraine, the resulting sanctions from the US, EU, UK, Switzerland and other countries and the risk of continued slow economic recovery or downturn in the EU, the US or other developed countries or in emerging markets in 2022 and beyond;
■ the emergence of widespread health emergencies, infectious diseases or pandemics, such as COVID-19, and the actions that may be taken by governmental authorities to contain the outbreak or to counter its impact;
■ potential risks and uncertainties relating to the severity of impacts from COVID-19 and the duration of the pandemic, including potential material adverse effects on our business, financial condition and results of operations;
■ the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
■ adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
■ the ability to achieve our strategic initiatives, including those related to our targets, ambitions and goals, such as our financial ambitions as well as various goals and commitments to incorporate certain environmental, social and governance considerations into our business strategy, products, services and risk management processes;
■ the ability of counterparties to meet their obligations to us and the adequacy of our allowance for credit losses;
■ the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies;
■ the effects of currency fluctuations, including the related impact on our business, financial condition and results of operations due to moves in foreign exchange rates;
■ geopolitical and diplomatic tensions, instabilities and conflicts, including war, civil unrest, terrorist activity, sanctions or other geopolitical events or escalations of hostilities, such as Russia’s invasion of Ukraine;
■ political, social and environmental developments, including climate change;
■ the ability to appropriately address social, environmental and sustainability concerns that may arise from our business activities;
■ the effects of, and the uncertainty arising from, the UK’s withdrawal from the EU;
■ the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
■ operational factors such as systems failure, human error, or the failure to implement procedures properly;
■ the risk of cyber attacks, information or security breaches or technology failures on our reputation, business or operations, the risk of which is increased while large portions of our employees work remotely;
■ the adverse resolution of litigation, regulatory proceedings and other contingencies;
■ actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;
■ the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
■ the discontinuation of LIBOR and other interbank offered rates and the transition to alternative reference rates;
■ the potential effects of changes in our legal entity structure;
■ competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
■ the ability to retain and recruit qualified personnel;
■ the ability to protect our reputation and promote our brand;
■ the ability to increase market share and control expenses;
■ technological changes instituted by us, our counterparties or competitors;
■ the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
■ acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets; and
■ other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2021.

CREDIT SUISSE

CREDIT SUISSE GROUP
Paradeplatz 8
8070 Zurich
Switzerland
credit-suisse.com

5520134 English / 229006E